Exhibit 96.1

Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

S-K 1300 Technical Report Summary

Aranzazu Mine, Zacatecas, Mexico

Aura Minerals Inc.

Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands

Prepared by:

SLR Consulting (Canada) Ltd.

55 University Ave., Suite 501, Toronto, ON M5J 2H7

SLR Project No.: 233.065242.00006

Effective Date:

December 31, 2024

Signature Date:

March 28, 2025

Revision: 0

Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table of Contents

Table of Contents	i
1.0 Executive Summary	1-1
1.1 Summary	1-1
1.2 Economic Analysis	1-9
1.3 Technical Summary	1-14
2.0 Introduction	2-1
2.1 Site Visits	2-1
2.2 Sources of Information	2-2
2.3 List of Abbreviations	2-3
3.0 Property Description	3-1
3.1 Location	3-1
3.2 Land Tenure	3-3
3.3 Encumbrances and Royalties	3-6
3.4 Required Permits and Status	3-7
3.5 Other Significant Factors and Risks	3-7
4.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography	4-1
4.1 Accessibility	4-1
4.2 Climate and Physiography	4-1
4.3 Local Resources	4-3
4.4 Infrastructure	4-3
5.0 History	5-1
5.1 Prior Ownership	5-1
5.2 Exploration and Development History	5-2
5.3 Past Production	5-4
6.0 Geological Setting, Mineralization, and Deposit	6-1
6.1 Regional Geology	6-1
6.2 Structural Geology	6-7
6.3 Local Geology	6-9
6.4 Property Geology	6-9
6.5 Mineralization and Alteration	6-16
6.6 Deposit Types	6-20
7.0 Exploration	7-1
7.1 Exploration	7-1

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

7.2 Drilling	7-5
7.3 Hydrogeology Data	7-14
7.4 Geotechnical Data	7-15
8.0 Sample Preparation, Analyses, and Security	8-1
8.1 Laboratories	8-1
8.2 Sample Preparation and Analysis	8-1
8.3 Density Determination	8-4
8.4 Quality Assurance and Quality Control	8-5
8.5 Sample Security	8-18
8.6 Conclusions and Recommendations	8-19
9.0 Data Verification	9-1
9.1 SLR Site Visit	9-1
9.2 SLR Audit of the Drill Hole Database	9-1
10.0 Mineral Processing and Metallurgical Testing	10-1
10.1 Introduction	10-1
10.2 Historical Plant Performance and Operating Criteria	10-1
10.3 Process and Analytical Chemical Laboratory	10-5
10.4 Metallurgical Testing	10-6
10.5 Recovery Projections for the Cash Flow Model	10-32
10.6 QP Opinion	10-36
11.0 Mineral Resource Estimates	11-1
11.1 Summary	11-1
11.2 Resource Database	11-2
11.3 Geological Interpretation	11-2
11.4 Resource Assays	11-6
11.5 Trend Analysis	11-9
11.6 Search Strategy and Grade Interpolation Parameters	11-15
11.7 Bulk Density	11-17
11.8 Block Models	11-18
11.9 Cut-off Value	11-18
11.10 Classification	11-20
11.11 Block Model Validation	11-23
11.12 Mineral Resource Reporting	11-30
12.0 Mineral Reserve Estimates	12-1

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

12.1 Summary	12-1
12.2 Comparison with Previous Estimate	12-1
12.3 Conversion to Mineral Reserves	12-2
12.4 NSR Calculation	12-4
12.5 Cut-off Value	12-4
12.6 Dilution	12-5
12.7 Extraction	12-5
12.8 Mineral Reserve Reconciliation	12-6
13.0 Mining Methods	13-1
13.1 Geotechnical Studies	13-1
13.2 Mine Design	13-10
13.3 Production Mining	13-14
13.4 Development Mining	13-17
13.5 Mine Infrastructure	13-21
13.6 Mine Equipment	13-24
13.7 Mine Personnel	13-25
13.8 Life of Mine Plan	13-25
14.0 Processing and Recovery Methods	14-1
14.1 Process Plant Performance and Recent Improvements	14-1
14.2 Process Flowsheet	14-2
14.3 QP Opinion	14-7
15.0 Infrastructure	15-1
15.1 Access Roads	15-1
15.2 Power	15-1
15.3 Buildings	15-1
15.4 Fuel Storage	15-1
15.5 Explosives Magazine	15-1
15.6 Process Water	15-1
15.7 Potable Water	15-2
15.8 Waste Rock Storage	15-2
15.9 Tailings Storage Facilities	15-4
16.0 Market Studies	16-1
16.1 Marketing and Metal Prices	16-1
16.2 Contracts	16-1

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

17.0 Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups	17-1
17.1 Environmental and Social Setting	17-1
17.2 Environmental and Social Impacts and Risks	17-3
17.3 Project Permitting	17-4
17.4 Waste and Tailings Disposal, Site Monitoring, and Water Management	17-10
17.5 Mine Closure Requirements	17-13
17.6 QP Opinion	17-14
18.0 Capital and Operating Costs	18-1
18.1 Capital Costs	18-1
18.2 Operating Costs	18-2
19.0 Economic Analysis	19-1
19.1 Economic Criteria	19-1
19.2 Cash Flow	19-3
19.3 Sensitivity Analysis	19-6
20.0 Adjacent Properties	20-1
21.0 Other Relevant Data and Information	21-1
22.0 Iterpretation and Conclusions	22-1
22.1 Geology and Mineral Resources	22-1
22.2 Mining and Mineral Reserves	22-1
22.3 Mineral Processing	22-3
22.4 Irastructure	22-4
22.5 Environment	22-4
22.6 Capital and Operating Costs and Economics	22-5
23.0 Recommendations	23-1
23.1 Geology and Mineral Resources	23-1
23.2 Mining and Mineral Reserves	23-2
23.3 Mineral Processing	23-2
23.4 Environment	23-3
23.5 Capital and Operating Costs	23-3
24.0 References	24-1
25.0 Reliance on Information Provided by the Registrant	25-1
26.0 Date and Signature Page	26-1

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Tables

Table 1-1: Aranzazu Cash Flow Metal Prices	1-10
Table 1-1: After-Tax Cash Flow Summary	1-12
Table 1-2: Summary of Mineral Resources – December 31, 2024	1-16
Table 1-3: Summary of Mineral Reserves – December 31, 2024	1-17
Table 1-4: Sustaining Capital Costs Summary	1-22
Table 1-5: Operating Costs Estimate	1-23
Table 3-1: Mineral Concessions Summary	3-5
Table 5-1: Summary of Aranzazu Prior Ownerships	5-1
Table 5-2: Summary of Historical Drilling Programs	5-2
Table 5-3: Aranzazu Past Production	5-4
Table 7-1: Aura Drilling Campaigns of Aranzazu	7-5
Table 7-2: Significant Intercepts from 2020-2024 Drill Campaign GH and Mexicana Zones	7-9
Table 7-3: Significant Intercepts from 2022-2024 Drill Campaign San Antonio South Zone	7-11
Table 7-4: Significant Results from La Esperanza Drill Hole 2024 Deep Drill Program	7-12
Table 8-1: Aranzazu QA/QC Sample Insertion Rates	8-6
Table 8-2: Expected Values and Ranges of CRM for Copper	8-7
Table 8-3: Expected Values and Ranges of CRM for Gold	8-8
Table 8-4: Aranzazu Duplicate Sample Statistics	8-14
Table 8-5: Aranzazu Check Assay Statistical Analysis	8-16
Table 9-1: Summary of Data Verification Discrepancies	9-2
Table 10-1: Summary of Results from Operations at Aranzazu 2022 to 2024	10-1
Table 10-2: Paired Samples of Old and Recent Core for Tests of Aging Effect on Flotation	10-8
Table 10-3: Variability Samples Selected	10-10
Table 10-4: Core Used in the General Composite Sample	10-10
Table 10-5: Head Assay of General Composite	10-11
Table 10-6: QEMSCAN Results on General Composite	10-11
Table 10-7: Test Conditions and Summary Results of Rougher Flotation Study	10-15
Table 10-8: Results of Cleaner Tests on the General Composite Sample with Arsenic Depressants	10-17
Table 10-9: Material balance of Test 35 Sodium Sulphide depressant- with 30 g/t SIPX/SEX	10-18
Table 10-10: Conditions used in Locked Cycle Test	10-19

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 10-11: Results of Locked Cycle Test	10-19
Table 10-12: Variability Sample Test Results at a Primary Grind p80 150 to 100 microns	10-20
Table 10-13: Gold Grades and Recoveries used in the Financial Model	10-21
Table 10-14: Grindability of Variability Samples	10-22
Table 10-15: Average Results of Flotation Testing on 2024 Variability Samples	10-23
Table 10-16: Flotation Testing of Variability Samples	10-27
Table 10-17: Metal Recoveries for Actual Production Data and Aura Financial Model	10-33
Table 10-18: Projected Recoveries for Copper, Gold and Silver for LOM Plan Head Grades	10-34
Table 10-19: Recoveries Selected for Use in the Financial Model Based on LOM Plan	10-34
Table 11-1: Summary of Mineral Resources – December 31, 2024	11-1
Table 11-2: Copper, Gold and Copper Assay and Composite Statistics	11-6
Table 11-3: Copper, Gold, and Silver Composite Statistics and Capping Levels	11-7
Table 11-4: Copper, Gold and Silver Variogram Parameters	11-13
Table 11-5: Search Strategy and Grade Interpolation Parameters	11-15
Table 11-6: Composite Selection Plan	11-16
Table 11-7: Density Values per Domain	11-17
Table 11-8: Block Model Extents and Dimensions	11-18
Table 11-9: Mineral Resource NSR Parameters	11-19
Table 11-10: Metal Price Adjustments	11-19
Table 11-11: Mineral Resource Classification Parameters	11-20
Table 11-12: Wireframe to Block Model Volume Confirmation	11-28
Table 11-13: Copper, Gold and Silver Block Model Statistics for NN, ID2, and OK	11-28
Table 12-1: Summary of Mineral Reserves – December 31, 2024	12-1
Table 12-2: Mineral Reserves Comparison to Previous Estimates	12-2
Table 12-3: Stope Optimizer Inputs	12-3
Table 12-4: Mineral Reserve NSR Parameters	12-4
Table 12-5: NSR Cut-off Breakdown	12-4
Table 12-6: Mineral Reserve Reconciliation Data	12-6
Table 13-1: Summary of UCS Rock Strengths	13-3
Table 13-2: Description of GMT Categories	13-3
Table 13-3: Stope Stability Analysis for Stope Walls	13-6
Table 13-4: Ground support by GMT categories	13-9
Table 13-5: Underground Ventilation Flow Requirement	13-21
Table 13-6: Underground Mine Equipment Fleet	13-25

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 13-7: Aranzazu Mine LOM Production Summary	13-28
Table 13-8: Aranzazu Mine LOM Development Summary	13-28
Table 14-1: Metallurgical and Mass Balance	14-3
Table 14-2: Grinding and Reagent Requirements	14-4
Table 14-3: Process Plant Water Balance	14-5
Table 16-1: Metal Price Assumptions	16-1
Table 17-1: Aranzazu - Environmental Permits	17-6
Table 18-1: Sustaining Capital Costs Summary	18-1
Table 18-2: Operating Costs Estimate	18-2
Table 19-1: Aranzazu Cash Flow Metal Prices	19-1
Table 19-2: After-Tax Annual Cash Flow Summary	19-4
Table 19-3: After-Tax NPV 5% Sensitivity Analyses	19-7

Figures

Figure 3-1: Location Map	3-2
Figure 3-2: Mineral Concessions	3-4
Figure 4-1: Physiographic Provinces of Mexico and Sub-Provinces of Sierra Madre Oriental Province	4-2
Figure 6-1: Regional and Structural Geology of the Concepción del Oro District	6-2
Figure 6-2: Regional Geology Stratigraphic Column of the Concepción del Oro District	6-4
Figure 6-3: Schematic Model of the Geological Evolution of the Concepción del Oro Block	6-6
Figure 6-4: Structural Model of the Aranzazu Deposit	6-8
Figure 6-5: Cross Sections of Aranzazu Principal Skarn Bodies and Formations	6-11
Figure 6-6: Plan View (level 1960) of Aranzazu Principal Skarns at the Zuloaga-Granodiorite Contact	6-13
Figure 6-7: Late Equigranular Granodiorite Dyke (white, ~20 m wide) Cutting Quartz Monzonite Containing Sheeted Limonitic Veinlets in Mexicana-AA Pit	6-15
Figure 6-8: Molybdenite Coating on Fractures in Late Equigranular Granodiorite, North End of Aranzazu Deposit	6-15
Figure 6-9: Sheeted Kaolinized EDM Veinlets in Drill Core of GHFW	6-17
Figure 6-10: Sheeted Oxidized EDM Veinlets in Pervasive Kaolinized Quartz Monzonite Outcrop	6-18
Figure 6-11: Semi-massive Sulphide Zone in GHFW with Quartz (Qz), Pyrite (Py), Chalcopyrite (Ccp), and Chalcocite (Cct)	6-19
Figure 6-12: Metal Zoning of Skarn Deposits	6-21
Figure 7-1: Airborne Magnetometry Map Showing Magnetic Susceptibility at 300 m Depth	7-2

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 7-2: Susceptibility from Geophysical Magnetometry Model of the El Cobre Area	7-4
Figure 7-3: Aranzazu Property Diamond Drill Hole Locations	7-7
Figure 8-1: Aura Minerals Lab Sample Preparation Flow Chart	8-3
Figure 8-2: ALS Sample Preparation Flow Chart	8-4
Figure 8-3: Aranzazu CRM Z-Score for Copper	8-10
Figure 8-4: Aranzazu CRM Z-Score for Gold	8-10
Figure 8-5: Aranzazu Fine Blanks Sample Results for Copper at Aura Minerals Lab	8-11
Figure 8-6: Aranzazu Coarse Blanks Sample Results for Copper at Aura Minerals Lab	8-12
Figure 8-7: Aranzazu Fine Blanks Sample Results for Gold at Aura Minerals Lab	8-12
Figure 8-8: Aranzazu Coarse Blanks Sample Results for Gold at Aura Minerals Lab	8-13
Figure 8-9: Scatter and HARD Plots for Copper and Gold Duplicates	8-15
Figure 8-10: Check Assays QQ plots and Scatter plots for Copper and Gold: Bureau Veritas vs SGS	8-17
Figure 8-11: Check Assays QQ plots and Scatter plots for Copper and Gold: Aura Minerals Lab vs SGS	8-18
Figure 10-1: 2024 Monthly Plant Copper Feed Grade and Copper Recovery	10-3
Figure 10-2: 2024 Monthly Plant Gold Feed Grade and Gold Recovery	10-3
Figure 10-3: 2024 Monthly Plant Silver Feed Grade and Silver Recovery	10-4
Figure 10-4: 2024 Copper Feed Grade versus Copper Recovery	10-4
Figure 10-5: 2024 Gold Feed Grade versus Gold Recovery	10-5
Figure 10-6: 2024 Silver Feed Grade versus Silver Recovery	10-5
Figure 10-7: Drill Hole Traces for Metallurgical Sampling in GHFW	10-9
Figure 10-8: QEMSCAN False Colour Images of -53+38 Fraction of Sulphides and Arsenides in the General Composite, <53>38µm, Examples of Enargite/Tennantite – Copper Sulphide Binaries	10-12
Figure 10-9: Flowsheet Used in Rougher Flotation Testing	10-13
Figure 10-10: Rougher Recovery of Copper from Samples Paired in Location and Lithology	10-14
Figure 10-11: Rougher Recovery Arsenic from Samples Paired in Location and Lithology	10-15
Figure 10-12: Cleaner Flotation Testing	10-16
Figure 10-13: Gold Recovery versus Head Grade	10-21
Figure 10-14: Copper Grade versus Copper Recovery in the Variability Tests	10-23
Figure 10-15: Gold Grade versus Gold Recovery in the Variability Tests	10-24
Figure 10-16: Silver Grade versus Silver Recovery in the Variability Tests	10-24
Figure 10-17: Distribution of Au, As, and Cu Recoveries in the Variability Samples	10-25
Figure 10-18: Drill Hole Traces for 2024 Metallurgical Samples	10-26

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 10-19: LOM Plan Average Mined Ore Grades for the Period 2025 to 2034	10-33
Figure 10-20: Copper Grade versus Copper Recovery for September through December 2024	10-35
Figure 10-21: Gold Grade versus Gold Recovery for September through December 2024	10-35
Figure 10-22: Silver Grade versus Silver Recovery for September through December 2024	10-36
Figure 11-1: Plan View of Principal Lithologies and Mineralization Domains	11-4
Figure 11-2: Longitudinal View - Mineralization Domains	11-5
Figure 11-3: Gold Grade Contouring of Domain GHHW	11-10
Figure 11-4: Copper Grade Contouring of Domain GHFW	11-11
Figure 11-5: GHFW Variograms of Copper, Gold and Silver	11-14
Figure 11-6: Classified Material above the $50/t NSR Cut-Off Value of GHFW	11-21
Figure 11-7: Classified Material above the $50/t NSR Cut-Off Value of GHHW	11-22
Figure 11-8: Copper Blocks and Composites Visual Validation of GHFW	11-24
Figure 11-9: Gold Blocks and Composites Visual Validation of GHHW	11-25
Figure 11-10: Copper Swath Plots in X, Y and Z of GHFW	11-26
Figure 11-11: Silver Swath Plots in X, Y and Z of GHHW	11-27
Figure 12-1: Aranzazu Operation Reconciliation Data – 2024 by Month	12-6
Figure 13-1: Drill Holes used for the GHHW Assessment	13-2
Figure 13-2: World Stress Map	13-5
Figure 13-3: Stability Graph for Known Rock Mass Conditions in GHHW	13-7
Figure 13-4: ELOS Categories	13-8
Figure 13-5: Aranzazu Mine Mining Method (Longitudinal Section)	13-12
Figure 13-6: Aranzazu Mine Mining Method (3D View)	13-13
Figure 13-7: Transverse Stoping Schematic (Plan View)	13-15
Figure 13-8: Transverse Mining Block Sequence	13-16
Figure 13-9: Plan View of Typical Level Layout for Longitudinal Stoping	13-19
Figure 13-10: Plan View of Typical Level Layout for Transverse Stoping	13-20
Figure 13-11: Aranzazu Mine Ventilation System Schematic (Longitudinal Section)	13-22
Figure 13-12: Aranzazu Mine Ore Production by Method and Year	13-26
Figure 13-13: Aranzazu Mine Ore Production by Zone and Year	13-26
Figure 13-14: Aranzazu Mine Development and Waste Movement	13-27
Figure 13-15: Aranzazu Mine Plan by Year	13-29
Figure 14-1: Grinding, Flotation and Dewatering Circuit Flowsheet	14-8

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 14-2: Flowsheet of Proposed Molybdenum Flotation Circuit	14-9
Figure 15-1: Surface Infrastructure Layout	15-3
Figure 15-2: Tailings Storage Facilities	15-5
Figure 19-1: After-Tax NPV 5% Sensitivity Analysis	19-8

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

1.0	Executive Summary

1.1	Summary

SLR Consulting (Canada) Ltd. (SLR) was retained by Aura Minerals Inc. (Aura) to prepare an independent Technical Report Summary (TRS) on the Aranzazu Cu-Au-Ag Mine (Aranzazu, the Mine, or the Property), located in Zacatecas State, Mexico. The purpose of this TRS is to support the disclosure of the December 31, 2024 Mineral Resource and Mineral Reserve estimates at Aranzazu and to support a listing on the New York Stock Exchange (NYSE) by Aura. This TRS conforms to United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary. SLR visited the Property from November 19 to 21, 2024.

Aura is a mid-tier gold and copper producer listed on the Toronto Stock Exchange (TSX) under the symbol ORA, the Brazilian Stock Exchange (B3) as AURA33, and the OTC Markets (OTCQX) under ORAAF. Aura operates in Honduras, Brazil, and Mexico. Its exploration projects are located in Brazil, Guatemala, and Colombia.

The Aranzazu Property is situated in the Municipality of Concepción del Oro, within the State of Zacatecas, Mexico, near the northern boundary with the State of Coahuila. It hosts the Aranzazu deposit; a skarn deposit enriched with copper, gold, and silver. The site is located in a rugged mountainous region and can be accessed from the city of Zacatecas, approximately 250 km to the southwest, or from Saltillo, a city 112 km to the northeast in Coahuila. The Property has seen intermittent mining related activities, including open pit and underground excavations, since the 16th century.

Aura has held full ownership of the property since 2008 through its wholly-owned subsidiary Newington Corporation S.L (Newington) and its wholly-owned Mexican subsidiary, Aranzazu Holding S.A. de C.V. (Aranzazu Holding). The site includes the Aranzazu underground mine, where Aura initiated commercial production from the Aranzazu deposit in 2008. Production was paused from 2009 to 2011, resumed from 2011 to 2015, and then paused again from 2015 to 2018 before re-starting full production. The Mine produces a saleable concentrate containing copper, gold, and silver. In 2024, the Mine produced 77.6 thousand tonnes (kt) of concentrate from 1,229 kt of mill feed with average grades of 1.5% Cu, 0.83 g/t Au, and 22 g/t Ag.

This is the initial TRS on Aranzazu.   National Instrument 43-101 Technical Reports for the Property, dated December 31, 2018, prepared by Aura and dated March 28, 2024, prepared by SLR are filed in Canada on SEDAR. All information presented in this report is effective as of December 31, 2024, unless explicitly stated otherwise.

1.1.1	Conclusions

The SLR QPs offer the following conclusions by area.

1.1.1.1	Geology and Mineral Resources

•	Mineral Resources at Aranzazu have been estimated for all 14 mineralized bodies, incorporating data collected since the previous estimate dated December 31, 2023, as reported in Aura’s 2023 Annual Information Form (AIF). Estimates were completed by Aura and have been audited and adopted by SLR.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

•	Sample preparation, security, and analysis adhere to industry standards, ensuring high data quality and integrity. Quality assurance and quality control (QA/QC) results confirm the accuracy and precision of assay data, supporting reliable Mineral Resource estimates.

•	No significant sample bias was identified in the review of drill data and assays, ensuring the adequacy of the database for Mineral Resource estimation.

•	The main mineralized zones at Aranzazu are classified as skarn deposits enriched with copper, gold, and silver. These mineralized bodies are associated with a large Eocene granodioritic intrusion and an anticline fold, with known mineralization extending 1.5 km along strike, 250 m across strike, and 850 m in depth.

•	Infill and deep drilling campaigns from 2018 to 2024 in the Glory Hole (GH) zone have been successful in extending known mineralization. Although the lateral continuity of the skarn is poor in the GH zone, the zone remains open at depth with returned economic grades and thicknesses. The BW and Mexicana (MX) zones have been observed to thin at depth, and a structural study is required to understand the expansion potential of these zones.

•	The Mineral Resource estimate, as prepared by Aura and reviewed and accepted by the SLR QP, has been classified in accordance with S-K 1300 definitions.

•	Mineral Resources are estimated as at December 31, 2024, and use a net smelter return (NSR) that incorporates value from contained copper, gold, and silver and a minimum width of two metres is used to identify those portions of the Mineral Resource estimation that meet the requirement of reasonable prospects for economic extraction (RPEE). Measured Mineral Resources at Aranzazu are estimated to total 6.07 million tonnes (Mt) at a grade of 1.06% Cu, 0.80 g/t Au, and 17 g/t Ag and contain 141,893 thousand pounds of copper (klb Cu), 155 thousand ounces of gold (koz Au), and 3,262 thousand ounces of silver (koz Ag). Indicated Mineral Resources are estimated to total 4.17 Mt at a grade of 0.81% Cu, 0.47 g/t Au, and 14 g/t Ag and contain 74,710 klb Cu, 64 koz Au, and 1,915 koz Ag. In addition, Inferred Mineral Resources are estimated to total 5.62 Mt at a grade of 0.82% Cu, 0.44 g/t Au, and 14 g/t Ag and contain 101,897 klb Cu, 79 koz Au, and 2,496 koz Ag. Mineral Resources are exclusive of Mineral Reserves.

•	With further work, there is potential for molybdenum (Mo) to be included in the Mineral Resource estimate.

•	Across the property, prospectivity for carbonate replacement deposits (CRD) and skarn deposits is good, and further exploration work is warranted.

1.1.1.2	Mining and Mineral Reserves

•	Aranzazu is a mature mine with years of operating experience. Transverse stoping is the primary mining method used. Aranzazu began using longitudinal stoping in late 2023 to mine the Glory Hole Hangingwall (GHHW) zone, where ore widths are typically narrower. The use of this method at Aranzazu is currently being refined as more experience is gained.

•	The estimated Mineral Reserves support a LOM plan that extends approximately 10 years to 2034 at a maximum production rate of 1,222,750 tonnes per annum (tpa) (3,350 tonnes per day [tpd]). Mineral Reserve estimates were prepared by Aura and audited and adopted by SLR.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

•	Mineral Reserves are estimated using net smelter return (NSR) that incorporates value from contained copper, gold, and silver. The NSR formula incorporates metal prices with smelter terms including payability, refinement, and treatment charges, and penalties for arsenic and bismuth. Stope designs are based on a break-even NSR cut-off value of $66.48/t ore.

•	The current Mineral Reserve estimates, as prepared by Aura and reviewed and accepted by SLR, have been classified in accordance with definitions for Mineral Reserves in S-K 1300. Mineral Reserves as of December 31, 2024 total 11.47 Mt, grading 1.04% Cu, 0.64 g/t Au, and 17 g/t Ag, and containing 264,102,000 lb Cu, 237,000 oz Au, and 6,129,000 oz Ag.

•	Mineral Reserves are estimated by qualified professionals using modern mine planning software in a manner consistent with industry practice.

•	Measured Mineral Resources were converted to Proven Mineral Reserves, and Indicated Mineral Resources were converted to Probable Mineral Reserves. Inferred Mineral Resources were not converted to Mineral Reserves and are not included in the life of mine (LOM) plan.

•	The geotechnical studies for the Mine were conducted by Aranzazu and their consultants, AMC Mining Consultants (AMC) and Call & Nicholas, Inc. (CNI). Investigations included core logging and laboratory testing to characterize the rock mass, followed by empirical analyses to determine stope sizing and necessary ground support. These studies have provided a sound understanding of the rock mass conditions and the necessary support requirements.

•	Geotechnical conditions were assessed through historical and recent drilling programs targeting the GHHW and Glory Hole Footwall (GHFW) veins. Although no direct in situ stress measurements were conducted, suitable assumptions were made based on global stress maps. The rock mass was classified using the Barton Q-system, revealing conditions ranging from very poor to excellent quality, categorized into Geomechanical Material Types (GMT). Laboratory tests such as uniaxial compressive strength (UCS), tensile strength, triaxial tests, and direct shear tests were conducted to derive key geotechnical parameters.

•	The geotechnical block model incorporates geological domains and is the basis for the mine design. Stope stability was assessed using the Modified Stability Graph method. For each GMT category, the Equivalent Length of Slough (ELOS) method was used to estimate overbreak for mining stopes. Ground support requirements were evaluated using the tunneling quality index Q’, with recommendations provided for rock bolts, surface support, and shotcrete applications based on the lower bounds of Q’ from each GMT category.

•	The Excavation Stability Management Plan (ESMP) outlines the Aura approach to managing excavation stability, emphasizing worker safety and operational efficiency. It includes clearly defined roles and responsibilities, geotechnical evaluations, daily checklists, rockfall tracking, and convergence monitoring plans.

•	Internal dilution is captured within the stope optimizer process and an additional 15% or 20% of external dilution is assigned zero metal grade to the created stope shapes depending upon stope widths. An extraction factor of 90% is applied to all designed stopes. An extraction factor of 100% is applied to ore development shapes.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

1.1.1.3	Mineral Processing

•	The Aranzazu processing facilities (the Plant) consist of conventional primary, secondary, and tertiary crushing and screening circuits to produce an 80% passing (P80) six millimetres feed material for the primary grinding circuit. The grinding circuit consists of the three primary ball mills operating in parallel. Each mill is closed by hydro cyclones for classification, producing a P80 220 μm product. The combined cyclone overflow product flows to flotation, which consists of conditioning, four rougher tank cells, two banks of conventional rougher, and two banks of conventional scavenger flotation cells. The concentrate thickener overflow reports to the process water tank, and the thickener underflow is pumped to the concentrate filters for dewatering and shipping. The tailings from the last bank of scavenger flotation cells are pumped to the final tailing storage facility (TSF).

•	Production data for the years 2022 to 2024 indicate consistent operating rates, copper, gold, and silver head grades and copper, gold, and silver recoveries during the period. The average daily production rate for the three-year period was 3,361.1 tpd.

•	Copper, gold, silver, and arsenic head grades averaged 1.51%, 0.83 g/t, 20.2 g/t, and 0.12% respectively with little variance during the period. Copper, gold, silver and arsenic recoveries to concentrate averaged 91.3%, 81.0%, 63.6% and 64.9% respectively. Copper, gold, silver, and arsenic concentrate grades averaged 22.0%, 11.1 g/t, 209.0 g/t, and 1.3% respectively.

•	The Aranzazu deposit consists of skarn copper/gold/pyrite lenses. The main copper mineral is chalcopyrite with significant (up to 15%) bornite and chalcocite. Deeper ore zones have substantial amounts of enargite (Cu3AsS4) and very minor tennantite, Cu6[Cu4(Fe,Zn)2]As4S13. While the ore has generally high pyrite (20% to 50%), the pyrite is thought to have been deposited in a separate event from copper minerals and gold, and therefore the pyrite does not contain gold.

•	The enargite will float with the copper sulphide minerals and report to the copper concentrate, which in 2024 resulted in arsenic concentrations of approximately 11,500 ppm (1.15%). This resulted in penalties at the smelter, which are typically $2.00/dry metric tonnes (dmt) for each 1,000 ppm above 2,000 ppm.

•	A critical parameter to be considered in the LOM plan is the copper to arsenic ratio. If the ratio is less than 7.7 the concentrate produced will have an arsenic content in excess of 30,000 ppm (3.0%). To minimize arsenic in the concentrate, copper concentrate grades should be maintained near the lower marketable limit, approximately 23% Cu.

•	The composite was subjected to Quantitative Evaluation of Minerals by Scanning Electron Microscopy (QEMSCAN) analysis to determine the mineralogy of the copper bearing minerals, which included chalcopyrite (CuFeS2), bornite (Cu3FeS2), chalcocite (Cu2S), and enargite (Cu3AsS4), and to determine the liberation size for the enargite binaries.

•	Adequate liberation should occur at 100% passing (P100) 53 microns. Approximately 25% of the copper is contained in enargite so that any separation of the arsenic bearing component of the ore would result in a significant loss of copper unless a separate high-arsenic copper concentrate could be produced. The particle size target in the plant operating criteria is P80 45 μm.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

•	It was concluded that none of the reagent schemes tested were effective in separating the copper and arsenic, due to mineralogy. The best method to improve selectivity for copper over arsenic was finer primary grinding.

•	Metallurgical testing performed in 2024 consisted of flotation testing of 210 drill hole variability samples. The results of these tests along with actual operating performance were used to determine the projected metal recoveries for the LOM cash flow.

•	The LOM plan from 2025 to 2034 includes lower grade material with different mineralogy and lower recoveries. The recoveries are calculated from equations generated from plots of grade recovery data from the 2024 daily operating data from September through December, during which time the plant was operating the flotation circuit using diesel as a flotation regent extender, and the results of the 210 drill core flotation tests.

•	A successful case of diesel application in flotation was observed in the Aranzazu concentrator, where it was implemented in September 2024 to improve molybdenum recovery. This strategy not only significantly increased molybdenum recovery but also had a positive impact on copper recovery, optimizing the overall results of the flotation process.

•	The molybdenum testing in both the laboratory and plant appear to be promising but molybdenum will not be included in the current Mineral Resource and Mineral Reserve estimations and the economics.

1.1.1.4	Infrastructure

•	The Mine is located adjacent to the town of Concepción del Oro and connected by road to the town and major highways.

•	Site power supply is 34.5 kV provided by the commercial power network, Commission Federal de Electricidad. This provides sufficient power for the operation.

•	The fresh water supply for the processing plant comes from the El Salero wellfield, located in the community of Salero. Water is transported to the mine site via a one kilometre pipeline. The allowable annual withdraw is 1,081,495 m3, or an average of approximately 123 m³/h.

•	On-site there are a number of buildings supporting the mining operation including an office and dry complex, maintenances shops, assay laboratory, core shack, and ancillary offices.

•	There is a single waste rock pile on surface that contains waste material mined by open pit and earlier in the underground mine life. Currently waste generated by underground mining is not typically brought to surface since it is used for stope backfill.

•	Aranzazu has multiple historical TSFs which are designated as Tailings Disposal (TD) No. TD1/TD2, TD3, TD4, Old TD5, and TD5 (active). The historical TSFs are in various stages of closure and reclamation, while the active TD5 area is currently being expanded to provide additional storage capacity.

1.1.1.5	Environment

•	The Mine has the environmental permits to operate (and confirmation of exclusion of the environmental impact process for exploration activities), and it is in the process of obtaining additional approvals for TD5 expansion (Phase 3) and associated changes in the land use to accommodate the additional areas related to this expansion.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

•	It is understood that TD5 is designed to receive a total of approximately 6.74 Mt of tailings from the end of October 2024 to completion of the TD5 Expansion (Phase 3). According to this, and the current LOM projection (11.47 Mt of ore), additional tailings capacity will be required. SLR understands that Aura has not started planning permitting for additional tailings facilities beyond TD5 expansion (Phase 3).

•	The municipal domestic waste dump that serves the community lies within the TD5 expansion (Stage 3), and Aranzazu has obtained the environmental permit to relocate it.

•	The Aranzazu operation does not generate excess water to be discharged to the environment (i.e., zero discharge operation).

•	Historical and current tailings management facilities at Aranzazu are overseen and monitored by various engineering consultants. Studies have been or are in the process of being completed to quantify risks and develop action plans.

•	The Mine has a Closure Plan, updated in 2024. No information is provided on closure of the open pits nor former environmental liabilities (i.e., shafts, adits, old tailings/water pipelines located within Concepción de Oro). In addition, the Closure Plan and associated cost do not consider the outcome of the tailings/waste rock studies being completed.

•	The closure costing presented in the 2024 Closure Plan is US$12,584,229. There are currently no requirements under Mexican law for closure financial provision.

1.1.1.6	Capital and Operating Costs and Economics

•	The capital and operating costs are based on years 2023 and 2024 budgets and actuals, adjusted by current and forecasted operating needs. SLR has reviewed the capital and operating costs and considers them to be appropriate for the remaining mine life.

•	The LOM production schedule in the cash flow model is based on the December 31, 2024 Mineral Reserves.

•	The economic analysis using the production, revenue, and costs estimates presented in this TRS confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves for a 9.4-year mine life. At CIBC Analysts Consensus Commodity Price with a long term price of: US$4.24/lb copper, US$2,212/oz gold, and US$27.69/oz silver, the undiscounted pre-tax cash flow is US$453 million, and the undiscounted after-tax cash flow is US$281 million. The pre-tax net present value (NPV) at a 5% base discount rate is US$388 million and the after-tax NPV at a 5% base discount is US$244 million.

•	The SLR QP confirms that SLR completed the economic analysis using reserve metal prices. The analysis demonstrates that Aranzazu’s Mineral Reserves are also economically viable at these prices.

1.1.2	Recommendations

The SLR QPs offer the following recommendations by area.

1.1.2.1	Geology and Mineral Resources

1	Conduct infill drilling campaigns to upgrade the classification of Inferred Mineral Resources across all domains to at least the Indicated category.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

2	Expand the collection of density measurements at all deposits to improve understanding of how density varies across lithologies, mineralized zones, and domain’s shoulders, with a focus on undersampled domains, and assess high maximum values in current database to refine future estimations. The SLR QP recommends that Aura conduct a reconciliation analysis to assess whether their density estimates are performing as expected at the Property.

3	Although the data collection, management, verification procedures, and QA/QC at the site meet the requirements of this TRS, the SLR QP advises ongoing monitoring of failures to address control mix-ups promptly or request necessary reruns. The SLR QP also suggests implementing coarse duplicates at a rate of 1% to 2% to assess precision during crushing and laboratory preparation. Furthermore, it is recommended to take two half core samples instead of two quarter core samples for field duplicates and to explore further the low negative bias in gold check assays from the internal laboratory. Detailed recommendations are available in the respective sections of this TRS.

4	Monitor molybdenum performance as part of the QA/QC routine in anticipation of it becoming an economic contributor to the Mine.

5	Address the omission of missing values and intervals by replacing them with either 0 or the lowest detection limit, ensuring a more accurate and consistent dataset. The chosen approach should reflect the underlying cause of the missing data.

6	While the combined application of a wireframe minimum thickness of two metres and a visual review of grade continuity above the cut-off grade meet the criteria for RPEE, adopting underground reporting shapes generated with an optimisation tool may be a process improvement.

7	As additional data becomes available, review the interpolation strategy, conduct trend analysis, assess capping thresholds on composites, and refine classification using variography parameters.

8	Consider integrating dynamic anisotropy and sub-blocking the model to capture finer details and grade plunges of mineralized domains.

9	Investigate whether sub-domains for individual elements could enhance the estimate.

10	Evaluate the potential for resource expansion at depth in the Glory Hole zone, where economic grades and thicknesses have been encountered despite limited lateral continuity. Additionally, undertake a structural study to better understand the potential for mineralization extension at BW and MX.

11	Use higher metal prices for Mineral Resource estimation compared to Mineral Reserve estimation. By doing so the NSR cut-off value can be held constant between the two estimates.

1.1.2.2	Mining and Mineral Reserves

1	Undertake an extraction and dilution study that incorporates reconciliation data with the aim of refining the modifying factors used in mine planning. The use of different modifying factors depending on mining method and geotechnical conditions may improve the accuracy of designs and production forecasts.

2	Continue to track operating costs closely, and when more data becomes available for longitudinal stoping, consider using different operating costs and NSR cut-offs by stoping method.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

3	The majority of longitudinal sill pillar mining is deferred until the final year of the mine life. Because sill pillar mining will be executed at lower productivities, execute some sill pillar mining earlier in the mine life to smooth out the production rate decrease.

4	As there is an expected increase in total haulage requirements through the mine life, partially related to the increase in waste backhauling, conduct a comprehensive material movement study to understand the overall movement of material through the mine life and identify any infrastructure shortfalls and opportunities.

5	Plan additional data capture from core logging and mapping of underground openings as production continues. Data coverage should be improved from 1,500 m elevation and below (via drilling). Aura should include the recording of small scale structures, such as joint sets, and major structures like faults, dykes, and shear zones. Ground stress measurements should be undertaken to compare against the estimates made for the geotechnical analyses.

6	Use tight fill stope designs to minimize the risk of overbreak and reduce dilution. This approach will involve filling stopes with waste rock to reduce unsupported areas, thereby improving wall stability and decreasing the likelihood of sloughing and overbreak. Ground support systems should be implemented immediately after development in poor ground conditions to prevent time-dependent failures. The shotcrete and bolting standards should be optimized to increase productivity while maintaining safety in the highly variable ground conditions observed in the GHHW vein.

7	While a geotechnical stope design process has been conducted, continue to improve the geotechnical stope design process as more data and knowledge is gathered through operations; Aura should implement a robust monitoring and back-analysis strategy to continuously improve stope design and sequencing.

1.1.2.3	Mineral Processing

1	Metallurgical testing including ore characterization, ore hardness, and flotation testing should be performed on samples of the ore types and grade ranges specified in the LOM plan. The metal grades decrease by approximately half over the last years of the mine plan.

2	Metallurgical testing is currently being performed to support the addition of molybdenum recovery circuit to the concentrator. The laboratory flotation tests using diesel as a reagent extender have indicated potential improvements in copper recovery as well as molybdenum recovery. Diesel additions in the operating plant appear to improve metal recoveries possibly due to the recovery of more fine material. More work is required to confirm.

1.1.2.4	Environment

1	Ensure that the additional environmental approvals (including land use change) are obtained for TD5 expansion (Phase 3). In addition, Aura should ensure that the Unique Environmental Licence is up to date and considers the changes in the Mine’s facilities (i.e., TD5 and associated expansions).

2	Allow sufficient time for planning and completion of environmental studies that will be required for the additional tailings area required based on the amount of LOM material to be processed.

3	Continue to review, update, and implement the existing environmental procedures.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

4	Develop electronic spreadsheets to tabulate, compile, process and document water quality data results, air emissions, noise, and vibration monitoring. This will allow the Property to track compliance with the applicable regulations. The analysis will allow Aranzazu to identify and manage any issues as they arise implementing timely corrective actions.

5	Complete studies on water supply evaluation at the Aranzazu area to establish whether the local aquifers have the potential to provide enough water to meet the estimated water demand for the operation during the mine life without affecting water supply for other authorized users.

6	Complete further hydrogeology studies to understand any potential groundwater quality impacts downstream of the site.

7	Continue engagement with community and community investment initiatives, as well as managing the potential blasting impacts on houses built by squatters within the Mine area. As part of that, develop and implement a stakeholder and community engagement plan including a grievance mechanism. In addition, review applicability and develop an Indigenous Relations Strategy/Plan.

8	Ongoing tailings management would benefit from the incorporation of an Independent Tailings Review Board (ITRB). An ITRB would provide comprehensive oversight of tailings management and associated risk mitigations and be consistent with the current guidance provided by the Global Industry Standard on Tailings Management (GISTM).

9	Update the Failure Mode and Effects Assessments (FMEA) for historical and operating tailings areas regularly.

10	Ensure the OMS manual has been updated to reflect current TD5 configuration and operating conditions.

11	Update the Closure Plan and associated cost estimates to reflect all existing and current infrastructure, including all environmental liabilities. The update should incorporate the outcome of the studies being completed for the TSFs to ensure the measurements associated with their physical and chemical stability are included.

1.1.2.5	Capital and Operating Costs

1	Optimize operating costs through efficiency improvements in energy consumption, procurement, and contractor services, leveraging reduced power costs from the national grid and renegotiating key supply contracts.

2	Enhance cost tracking and financial planning by implementing real-time expenditure monitoring, conducting periodic cost benchmarking against peer operations, and updating sensitivity analyses for gold price scenarios to ensure economic resilience.

3	Ensure capital and operating expenditures remain proportional to the mine’s remaining life, avoiding overcapitalization while maintaining operational reliability and long-term value.

1.2	Economic Analysis

The economic analysis contained in this TRS is based on the Aranzazu Mineral Reserves, economic assumptions, and capital and operating costs provided by the Aura technical team and reviewed by SLR. All costs are expressed in Q3 2024 US dollars. Unless otherwise indicated, all costs in this section are expressed without allowance for escalation, currency fluctuation, or interest.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

A summary of the key criteria is provided below.

1.2.1	Economic Criteria

1.2.1.1	Physicals

•	Mine life: 9.4 years between 2025 and 2034

•	Underground peak mining rate: 1,800 thousand tonnes per annum (ktpa) in year 2026

•	LOM Ore Feed to process: 11,473 kt ore at 1.04% Cu, 0.64 g/t Au, and 16.62 g/t Ag

•	LOM Contained Metal

o	Copper:	264 Mlb Cu
o	Gold:	237 koz Au
o	Silver:	6,129 koz Ag

•	Copper Concentrate: 477 thousand dry metric tonnes (kdmt) of concentrate at 22.83% Cu grade

•	Weighted average LOM Process Recovery, based on developed grade-recovery formula:

o	Copper Recovery	91.2%
o	Gold Recovery:	81.2%
o	Silver Recovery:	61.0%

•	LOM Recovered Metal

o	Copper:	241 Mlb Cu
o	Gold:	192 koz Au
o	Silver:	3,741 koz Ag

1.2.1.2	Revenue

•	Exchange rate US$1.00 = MXN$20.50.

•	Revenue is estimated based on metal prices provided to SLR by Aura, which were sourced from CIBC Analysts Consensus Commodity Price Forecasts from March 2025. The CIBC metal price forecast is presented in Table 1-1:

Table 1-1: Aranzazu Cash Flow Metal Prices

Metal Prices	2025	2026	2027	2028	2029- Long Term
Gold (US$/oz)	2,668	2,621	2,490	2,363	2,212
Silver (US$/oz)	31.69	31.87	30.76	29.08	27.69
Copper (S$/lb)	4.26	4.45	4.59	4.70	4.24

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•	Payable metals are estimated at 93.9% for gold, 87.7% for silver, and 95.6% for copper. These rates are based on actual agreement figures.

•	Transportation, Treatment and Refining charges of:

o	Transportation: US$86.50/dmt of Cu concentrate

o	Cu concentrate treatment: US$82.00/dmt of Cu concentrate

o	Cu refining: US$0.082/lb of payable Cu

o	Au refining: US$5.00/oz of payable Au

o	Ag refining: US$0.35/oz of payable Ag

•	Penalties for arsenic and bismuth, totalling US$5 million over the LOM

•	Settlement price charges:

o	Gold realized charge: US$71.11/oz Au

o	Silver realized charge: US$3.44/oz Ag

o	Copper realized charge: US$0.080/lb Cu

•	Third party royalty of 1% NSR

•	LOM net revenue is US$1,373 million (after Selling Charges and Royalties)Revenue is recognized at the time of production.

1.2.1.3	Costs

•	Mine life: 9.4 years.

•	Costs were estimated considering an exchange rate of MXN$20.50 per US$1.00

•	Mine life sustaining capital totals US$136.6 million.

•	Mine life exploration capital costs of US$22.6 million.

•	Mine closure and reclamation costs between 2033 and 2034 total US$25 million. SLR notes that this closure cost is higher than the cost included in the 2024 Closure Cost (ARO), which is US$12.6 million. The SLR QP considers the higher closure and reclamation costs included in the LOM cashflow to reflect a more realistic approach as the closure of the TDs, open pits, and the former environmental liabilities need to be incorporated into the closure plan cost estimate.

•	Average operating cost over the mine life is US$63.96 per tonne milled.

o	Underground mining costs: US$45.71/tonne milled

o	Processing costs: US$14.07/tonne milled

o	General and administrative (G&A) and overhead costs: US$4.17/tonne milled

•	LOM site operating costs of US$733.8 million

•	Corporate G&A overhead allocation costs of US$0.95 million per year over the LOM.

1.2.1.4	Taxation and Royalties

•	Property is subject to 1% NSR Royalty

•	Mexican Corporate Income Tax: 30%.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

•	Mexican Government Mining Royalty: 7.5%.

•	Extraordinary Mining Tax: 0.50%

•	SLR has relied on Aura’s calculation of taxes applicable to the cash flow.

•	Total taxes estimated: US$172 million.

1.2.2	Cash Flow Analysis

SLR prepared a LOM unlevered after-tax cash flow model to confirm the economics of the Mine over the LOM (between years 2025 and 2034). Economics have been evaluated using the discounted cash flow method by considering LOM production on a 100% basis, annual processed tonnages, and copper, gold, and silver grades. The associated copper concentrate grades and metal recoveries, metal prices, operating costs, copper concentrate transportation, treatment and refining charges, sustaining capital costs, and reclamation and closure costs, and income tax and special mining tax were also considered.

The base discount rate assumed in this TRS is 5% as per Aura’s corporate guidance. Discounted present values of annual cash flows are summed to arrive at Aranzazu Mine Base Case Net Present Value (NPV). For this cash flow analysis, the internal rate of return (IRR) and payback are not applicable given Aranzazu is already an operating mine; therefore, there is no initial investment to be recovered.

To support the disclosure of Mineral Reserves, the economic analysis demonstrates that Aranzazu’s Mineral Reserves are economically viable at CIBC Analysts Consensus Commodity Price with a long term price of: US$4.24/lb copper, US$2,212/oz gold, and US$27.69/oz silver. The Mine’s Base Case undiscounted pre-tax net cash flow is approximately US$453 million, and the undiscounted after-tax net cash flow is approximately US$281 million. The pre-tax NPV at an 5% discount rate is approximately US$388 million and the after-tax NPV at an 5% discount rate is approximately US$244 million.

The SLR QP confirms that SLR has also run the economic analysis using flat reserve metal prices of copper US$4.20/lb, gold US$2,000/oz, and silver US$25.00/oz. The analysis demonstrates that Aranzazu’s Mineral Reserves are also economically viable at these prices.

Aranzazu’s revenue by metal of 66% Cu, 28% Au, and 6% Ag, influence how cash costs are presented in US dollar per copper equivalent pounds.  The C1 cash costs are US$2.02/lb Cu Equivalent produced. The mine life sustaining capital cost is US$0.51/lb Cu Equivalent produced, for an AISC of US$2.51/lb Cu Equivalent produced.

The Aranzazu mine will add average annual sales over its 9.4-year mine life of 19,177 oz Au per year, with 348,652 oz Ag per year, and 24 Mlb Cu per year.

A summary of the results of the Mine’s Base Case cash flow analysis at Analysts Consensus Commodity prices for the LOM is presented in Table 1-2.

Table 1-2: After-Tax Cash Flow Summary

Description	Units	Value
LOM	Years	9.4
Production
UG Ore Production	000 tonnes	11,473
Mill Feed	000 tonnes	11,473

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Description	Units	Value
Au Grade	g/t	0.64
Ag Grade	g/t	16.62
Cu Grade	%	1.04
Cu Concentrate	000 dmt	477,422
Cu grade in concentrate	%	22.83
Realized Market Prices
Cu ($/lb) realized price	US$/lb	4.37
Au ($/oz) realized price	US$/oz	2,393
Ag ($/oz) realized price	US$/oz	29.23
Payable Metal
Cu (Mlb)	Mlb	230
Au (koz)	koz	180
Ag (koz)	koz	3,274
Total Gross Revenue	US$ million	1,531
Mining Cost	US$ million	(524)
Processing Cost	US$ million	(161)
Site Support and G&A Cost	US$ million	(48)
Sales / TC / RC Charges	US$ million	(144)
NSR Third Party Royalties	US$ million	(14)
Operating Margin	US$ million	640
Off-site Admin costs – Corp G&A	US$ million	(10)
EBITDA	US$ million	630
Sustaining Capital	US$ million	(137)
Exploration Capital	US$ million	(23)
Working Capital	US$ million	7
Closure/Reclamation Capital	US$ million	(25)
Total Capital	US$ million	(177)
Project Economics
Pre-tax Free Cash Flow	US$ million	453
Pre-tax NPV @ 5%	US$ million	388
Extraordinary Mining Tax	US$ million	(3)
Special Mining Tax	US$ million	(43)
Corporate Income Tax	US$ million	(127)
After-tax Free Cash Flow	US$ million	281
After-tax NPV @ 5%	US$ million	244

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

1.2.3	Sensitivity Analysis

Risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

•	Copper, gold, and silver prices

•	Copper, gold, and silver head grades

•	Copper, gold, and silver metallurgical recoveries

•	Operating costs

•	Capital costs (sustaining and closure)

After-tax NPV 5% sensitivities over the Aranzazu Mine Base Case have been calculated for -20% to +20% (for head grade), -5% to +5% (for metallurgical recovery), -20% to +20% (for metal prices), and -10% to +15% (for operating costs and capital costs) variations, to determine the most sensitive parameter for the Mine.

The sensitivity analysis at Aranzazu shows that the after-tax NPV5% is most sensitive to head grades, metal prices, and metallurgical recoveries, followed by operating costs and capital costs. The QP notes that a 10% reduction in metal prices reduces the after-tax NPV5% by 28% for the Aranzazu Mine Base Case.

1.3	Technical Summary

1.3.1	Property Description

Aranzazu is located within the Municipality of Concepción del Oro in the State of Zacatecas, Mexico near its northern border with the State of Coahuila. The Property is situated in a rugged mountainous area and is accessed either from the city of Zacatecas, located 250 km to the southwest, or from the city of Saltillo, located 112 km to the northeast in the State of Coahuila.

1.3.2	Land Tenure

The Aranzazu Property consists of 43 mineral claims, primarily contiguous and varying in size, encompassing a total area of approximately 12,528 ha. Aura owns 100% of the Property and has control over the surface rights for all areas covered by the mineral concessions. These rights were transferred to Aranzazu Holdings as part of the acquisition from the previous owner, Macocozac S.A. de C.V. (Macocozac).

1.3.3	History

The Aranzazu district has a rich mining history, with activities dating back to 1546 during the Concepción del Oro district's early development. Gold was initially discovered in the 16th century, and the region gained significant economic importance in the 17th century before experiencing a decline in mining activity during the 18th century. Ownership of the Property has evolved over centuries, with key transitions including acquisition by the Mazapil Copper Company Ltd. (Mazapil Copper) in 1889, subsequent operations by American Smelting & Refining Company (ASARCO) until nationalization in 1982, and later management by Fomento Minero (Federal Mining Commission) and Macocozac. Mining activities ceased in 1999, but the

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Property underwent further development and transactions, including a joint venture with Minera Frisco S.A. in 2002 and eventual acquisition by Aura in 2008, which secured 100% ownership of all mining rights and assets.

Historical exploration of the Property prior to the 1970s is undocumented; however, extensive exploration and definition drilling have been conducted since then, alongside underground and open pit mine development. Hundreds of drill holes have been completed, primarily through diamond drilling, though the objectives and quality of the historical data vary. Most drilling occurred in the 1970s and 1980s, with later programs including Sand River’s due diligence review and small drilling campaign in 1998 and Coeur d'Alene Mines’ limited drilling in 2004. Historical data recovered from Macocozac’s records have been digitized in a Microsoft Access database after verification. Assays were mainly performed on-site, with copper analyzed in most drill holes, though not consistently for all intervals. Gold, silver, and zinc were less frequently analyzed, and only a limited amount of drill core has been preserved.

The Aranzazu Property and Concepción del Oro mining district feature numerous historical mine workings and ruins reflecting both early, haphazard extraction efforts and later, more systematic underground and open pit mining. Early inefficiencies due to fragmented ownership were addressed in 1889 when Mazapil Copper consolidated concessions and expanded production. Over time, extensive underground infrastructure was developed, including numerous levels, tunnels, and stopes, though many workings are now difficult to access. Mining ceased in 1999 due to low metal prices, taxes, and labor disputes. Aura acquired the Property in 2008, resumed production in 2011, and operated until 2015, when operations were suspended due to economic challenges. Full production re-started in 2018.

1.3.4	Geological Setting, Mineralization, and Deposit

The Concepción del Oro district lies within the Eastern Fold Belt of the Sierra Madre Oriental, featuring sedimentary and igneous rocks from the Jurassic to the Cenozoic. The district is marked by significant folding, faulting, and contact metamorphism, resulting in the formation of skarns and carbonate replacement deposits rich in copper, gold, and silver. Mineralization primarily occurs in Jurassic and Cretaceous sedimentary rocks, such as the Zuloaga and La Caja Formations, due to Eocene granodioritic intrusions. Key mineralized zones at the Mine are associated with these intrusions, which caused widespread metasomatism and alteration, producing skarn deposits with typical zoning patterns: copper near the intrusions, molybdenum in proximal zones, and silver, zinc, and lead in distal zones.

Intrusions in the district include quartz monzonitic and granodioritic bodies, which host porphyry-style mineralization and cause skarnification of surrounding rocks. Alteration assemblages vary, with propylitic, phyllic, and potassic styles depositing copper, gold, and silver mineralization. The Aranzazu deposit spans 1.5 km in strike, up to 250 m in width, and extends 850 m deep. Recent exploration has identified mineralization open at depth in key zones such as the Glory Hole. Copper mineralization occurs as chalcopyrite, bornite, and other sulphides, with spatial distribution influenced by structural controls and fluid oxidation. The district remains a significant example of contact metasomatic and skarn-related mineral systems.

1.3.5	Exploration

Since 2020, significant exploration efforts have been undertaken at the Mine, focusing on expanding resources beyond the main production zones. These efforts included surface geological mapping at a 1:5,000 scale, rock sampling, and targeted geophysical surveys. Priority areas include previously mined shallow zones such as Cabrestante, Esperanza, and Cata-Arroyo, which align with the regional northwest-southeast mineralization trend.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Geophysical campaigns, including airborne magnetometry and induced polarization (IP) surveys, highlighted key structural and geological features, such as the continuity of mineralized skarns and the presence of regional faults acting as hydrothermal conduits. Drilling campaigns in 2024 confirmed the extension of skarn mineralization in the Esperanza zone, with promising copper and gold grades, while further drilling is planned to explore its full potential.

Between 2011 and 2017, limited drilling occurred due to operational pauses with a focus on resource delineation. Since reopening in 2018, exploration and definition drilling resumed, targeting producing zones such as GH, MX, and BW. Since 2018, a total of 1,332 drill holes have been completed, refining resource estimates and supporting ongoing production. In parallel, a comprehensive hydrogeological study in 2021 assessed underground water dynamics, identifying ten hydrogeological units and recommending additional monitoring and resource exploration to optimize water management. These integrated efforts underscore a systematic approach to enhancing resource potential and operational sustainability at Aranzazu.

1.3.6	Mineral Resource Estimates

SLR conducted an audit and review of the Aranzazu Mineral Resource estimate prepared by Aura using drill hole data available as of July 31, 2024. The database includes 2,585 drill holes totalling 437,077.56 m, comprising 218,317 copper assays, 208,766 gold assays, and 211,579 silver assays. Three-dimensional wireframe models were developed using a nominal NSR threshold of $45/t across all zones. Assays were composited to two metre intervals and capped by zone prior to interpolation.

Copper, gold, and silver grades within the wireframes were interpolated into the block model using either the ordinary kriging (OK) method or the inverse distance squared (ID2) method, depending on the zone. Block density was estimated using drill core density measurements, which ranged between 2.03 t/m³ and 5.51 t/m³.

Blocks were classified as Measured, Indicated, or Inferred based on local drill hole spacing and proximity to existing underground development. The drill hole spacing criteria were established through variography and adjusted to reflect geological understanding, grade continuity, and consistent classification shapes.

A minimum thickness of two metres was applied during the creation of mineralized domains, and depletion solids were generated to remove isolated blocks exceeding the NSR cut-off value of $50/t. These adjustments ensure compliance with RPEE.

Mineral Resources, reported exclusive of Mineral Reserves, as of December 31, 2024 at Aranzazu, are summarized in Table 1-3.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 1-3: Summary of Mineral Resources – December 31, 2024

Category	Tonnage (000 t)	Average Grade			Contained Metal			Metallurgical Recovery
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (000 lb)	Au (000 oz)	Ag (000 oz)
Measured	6,069	1.06	0.80	17	141,893	155	3,262	91.3% Cu, 79.5% Au, 62.8% Ag
Indicated	4,167	0.81	0.47	14	74,710	64	1,915
Total Measured + Indicated	10,236	0.96	0.67	16	216,603	219	5,178
Inferred	5,623	0.82	0.44	14	101,897	79	2,496

 Notes:

1.   The definitions for Mineral Reserves in S-K 1300 were followed for Mineral Reserves.

2.   The Mineral Reserves were estimated by Aura and reviewed and accepted by SLR.

3.   The Mineral Reserve estimate is reported on a 100% ownership basis.

4.   Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

5.   Mineral Reserves are estimated at an NSR cut-off value of US$66.48/tonne.

6.   Mineral Reserves are estimated using an average long-term price of US$2,000/oz Au, US$4.20/lb Cu, and US$25.00/oz Ag, metallurgical recoveries of 91.3% Cu, 79.5% Au, and 62.8% Ag, and a US$/MXN exchange rate of 1:20.5.

7.   Metallurgical recoveries are 91.3% for Cu, 79.5% for Au, and 62.8% for Ag.

8.   The NSR formula is as follows: NSR = 74.553 x Cu (%) + 47.932 x Au (g/t) + 0.431 x Ag (g/t).

9.   A minimum mining width of 2.0 m was used.

10. Estimated bulk density ranges between 2.03 t/m3 and 5.51 t/m3.

11. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

12. Reasonable prospects for economic extraction were met by applying a minimum mining width of 2.0 m, ensuring grade continuity above the cut-off value, and by excluding non-mineable material prior to reporting.

13. Metallurgical recoveries reported as the average over the life of mine.

 Numbers may not add or multiply correctly due to rounding.

The SLR QP is of the opinion that with consideration of the recommendations summarized in Sections 1 and 23 of this TRS, any issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work.

1.3.7	Mineral Reserve Estimates

The current Aranzazu Mineral Reserve estimates, as prepared by Aura and reviewed and accepted by SLR, reported as of December 31, 2024, are summarized in Table 1-4.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 1-4: Summary of Mineral Reserves – December 31, 2024

Category	Tonnage (000 t)	Average Grade			Contained Metal
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (000 lb)	Au (000 oz)	Ag (000 oz)
Proven	6,783	1.10	0.73	16	164,132	158	3,519
Probable	4,690	0.97	0.52	17	99,970	79	2,611
Total Proven + Probable	11,473	1.04	0.64	17	264,102	237	6,129

Notes:

1.   The definitions for Mineral Reserves in S-K 1300 were followed for Mineral Reserves.

2.   The Mineral Reserves were estimated by Aura and reviewed and accepted by SLR.

3.   The Mineral Reserve estimate is reported on a 100% ownership basis.

4.   Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

5.   Mineral Reserves are estimated at an NSR cut-off value of US$66.48/tonne.

6.   Mineral Reserves are estimated using an average long-term price of US$2,000/oz Au, US$4.20/lb Cu, and US$25.00/oz Ag, metallurgical recoveries of 91.3% Cu, 79.5% Au, and 62.8% Ag, and a US$/MXN exchange rate of 1:20.5.

7.   The NSR formula is as follows: NSR = 74.553 x Cu (%) + 47.932 x Au (g/t) + 0.431 x Ag (g/t).

8.   A minimum mining width of 2.0 m was used.

9.   Bulk density is estimated and has an average value of 3.08 t/m3.

10. Metallurgical recoveries reported as average over the life of mine.

11. Numbers may not add or multiply correctly due to rounding.

The SLR QP is not aware of any risk factors associated with, or changes to, any aspects of the modifying factors such as mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

Measured Mineral Resources were converted to Proven Mineral Reserves, and Indicated Mineral Resources were converted to Probable Mineral Reserves. Inferred Mineral Resources were not converted to Mineral Reserves and are not included in the LOM plan.

The Mineral Resource block model provided by the site Geology department to the Mine Engineering department forms the basis for estimating Mineral Reserves.

There are four mining zones that include Measured and Indicated material in the block models; Cabrestante (CAB), GHFW, GHHW, and Mexicana Sur (MXS). Stope shapes are created using a stope optimizer algorithm with appropriate modifying factors applied. Stope designs are based on a break-even NSR cut-off value of US$66.48/t ore for both longitudinal and transverse mining methods. Development is designed to access stoping areas and create support infrastructure to support mining.

All block models have a waste model enveloping the ore blocks which allows internal dilution to be accounted for in the stope optimizer process. Additionally, either 15% or 20% external dilution is assigned zero metal grade and applied to stope shapes depending upon stope widths.

An extraction factor of 90% is applied to all designed stopes. This factor accounts for imprecision in mining execution and stope underbreak. The extraction factor is validated through the stope reconciliation process where scans of mined stopes are compared to final stope designs. An extraction factor of 100% is applied to ore development shapes.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

1.3.8	Mining Methods

Extensive mining operations have been carried out within the Aranzazu Property. There are two main open pits: the western Arroyos Azules Pit and the eastern Security Pit. The underground workings extend over a strike length of 2,000 m, although future mining included in Mineral Reserves is concentrated over a strike length of 1,200 m. Mining has progressed to approximately 600 metres below surface (mbs) with plans to extend to 800 mbs by the end of the mine life in the GHFW zone. Level spacing ranges from 20 m to 30 m depending on mining methods and ore geometry.

Underground access is gained through two portals. Portal Norte is located in the mined out Arroyos Azules Pit and is primarily used for light equipment underground access. Portal Santa Barbara is in the mined out Security Pit and is the primary haulage route because it is located closer to the surface or stockpiles and offers the shorter haul distance. Three main ramps connect the mine entrances to the various mining areas.

Production mining is completed by mining contractors using conventional longhole stoping techniques. Two different longhole methods are used depending on mineralization width and orientation. Transverse stoping is typically used where mineralization exceeds 8 m in width. In this method stope access crosscuts are driven from the haulage drive across the mineralization perpendicular to strike. Transverse stoping is executed in a primary-secondary arrangement in stope lengths of up to 20 m.

Aranzazu began using longitudinal stoping in late 2023 to mine the GHHW zone where ore widths are typically narrower. Longitudinal stoping is now typically planned where mineralized widths are less than 8 m and used down to a minimum mining width of 2.0 m. Longitudinal stoping is primarily planned in the CAB and GHHW zones, with minor occurrences in the GHFW zone. The use of this method at Aranzazu is currently being refined as more experience is gained.

All ore and waste are handled by load haul dump units (LHD) and hauled by trucks. Mined ore is hauled directly to surface stockpiles located near the process plant. Waste is generally stored underground to be used as stope backfill. The material is rehandled from re-mucks near waste headings and hauled by truck to stope backfill locations.

Stope backfilling uses both cemented rockfill (CRF) and uncemented rockfill (URF) depending on future mining requirements. Where no mining is planned adjacent to a depleted stope, the void is filled with URF. If mining is planned adjacent to a depleted stope, the void is filled with CRF.

The Aranzazu primary ventilation circuit is a pull system that provides 323 m3 per second to the underground workings. Air enters the mine through the two portals and four small raisebore holes located in old access points near Portal Norte. Air is exhausted through three surface raises.

The geotechnical studies conducted at the Aranzazu Mine, which included core logging, laboratory testing, and empirical analyses, have provided a sound understanding of the rock mass conditions and the necessary support requirements. Notwithstanding this, geotechnical data coverage is sparse around and below the 1,500 m elevation and geotechnical understanding of small and large scale structures and their potential impact on stoping is limited.

Although no direct in situ stress measurements were conducted, suitable assumptions were made based on global stress maps. The rock mass was classified using the Barton Q-system, revealing conditions ranging from very poor to excellent quality, categorized into Geomechanical

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Material Types (GMT). The geotechnical block model incorporates geological domains relevant to the mine. Stope stability was assessed using the Stability Graph method. Overbreak estimates were categorized by GMT categories, with recommendations for tight fill in areas of very poor rock quality.

Geotechnical analyses predict significant overbreak and sloughing in stopes located in very poor ground conditions (Q' < 0.8). Overbreak values could reach up to 2.0 m at the end wall of a stope; resulting in unplanned dilution potentially as high as 20% by volume. It is estimated that ~20% of the LOM stopes are within very poor ground. However, it is highlighted that, good blasting, mining and (tight) filling practices can be employed to mitigate this risk. In addition, the ground conditions are known to be highly variable, ranging from very poor to good. How this manifests in each stope cannot be assessed currently; the entirety of a wall being made up of very poor ground is considered unlikely.

The Excavation Stability Management Plan (ESMP) outlines the Aura approach to managing excavation stability, emphasizing worker safety and operational efficiency. It includes clearly defined roles and responsibilities, geotechnical evaluations, daily checklists, rockfall tracking, convergence monitoring, and support standards linked to GMT ratings.

1.3.9	Processing and Recovery Methods

The Aranzazu processing facilities consist of conventional primary, secondary, and tertiary crushing and screening circuits to produce an 80% passing (P80) 6 mm feed material for the primary grinding circuit. The grinding circuit consists of the three primary ball mills operating in parallel at 95% availability for 365 operating days per year. This yields a throughput of 1,225,672 tpa, and a daily rate of 3,358 tpd. Each mill is closed by hydro cyclones for classification, to produce a P80 220 μm product.

The combined cyclone overflow product will flow to flotation, consisting of conditioning, four rougher tank cells, two banks of conventional rougher, and two banks of conventional scavenger flotation cells. The four tank cells and the first of two conventional rougher flotation banks produce the final concentrate with a copper grade of 22% to 23%. Banks 3 and 4 produce a scavenger concentrate, which is returned to the feed box of the conditioner. The thickener overflow will report to the process water tank, and the thickener underflow will be pumped to the concentrate filters for dewatering and shipping. The tailings from the last bank of scavenger flotation cells will be pumped to the final TFS.

Production data for the years 2022 to 2024 indicate consistent operating rates, copper, gold and silver head grades, and copper, gold and silver recoveries during the period. The average daily production rate for the three-year period was 3,361.1 tpd.

Copper, gold, silver, and arsenic head grades averaged 1.51%, 0.83 g/t, 20.2 g/t, and 0.12%, respectively, with little variance during the period. Copper, gold, silver, and arsenic recoveries to concentrate averaged 91.3%, 81%, 63.6%, and 64.9%, respectively. Copper, gold, silver, and arsenic concentrate grades averaged 22.0%, 11.1 g/t, 209.0 g/t, and 1.3%, respectively.

1.3.10	Infrastructure

The Mine is located approximately one kilometre from the town of Concepción del Oro and connected by road, of which 500 m is paved before turning into a gravel road maintained by the Mine. This road is primarily used for personnel transport and light vehicles.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Site power supply is 34.5 kV provided by the commercial power network Commission Federal de Electricidad. The fresh water supply for the processing plant comes from the El Salero wellfield, located in the community of Salero. Water is transported to the mine site via a 14 km pipeline. The allowable annual withdraw is 1,081,495 m3, or an average of approximately 123 m³/h.

On-site, there are a number of buildings supporting the mining operation including an office and dry complex, maintenances shops, assay laboratory, core shack, and ancillary offices.

There is a single waste rock pile on surface that contains waste material mined by open pit and earlier in the underground mine life. Currently waste generated by underground mining is not typically brought to surface since it is used for stope backfill.

Aranzazu has multiple historical TSFs which are designated as Tailings Disposal (TD) No. TD1/TD2, TD3, TD4, Old TD5, and TD5 (active). The historical TSFs are in various stages closure and reclamation, while the active TD5 area is currently being expanded to provide sufficient storage capacity for LOM.

1.3.11	Market Studies

The principal commodity at Aranzazu is a sulphide concentrate containing copper, gold, and silver. This type of product is freely traded at prices that are widely known, so that prospects for sale of any production are virtually assured. The metal prices used in this report are based on analyst consensus and are acceptable long term prices that have taken into account the current Mine life.

Aura has a three-year non-exclusive sales contract in place with Trafigura México, S.A. de C.V. to deliver a minimum of 180,000 dmt of concentrate. The terms of the contract and costs for transport, refining, and penalties are within industry norms. Concentrate is trucked approximately 900 km to Impala Terminals Mexico S.A. de C.V. located at the port of Manzanillo, Mexico.

1.3.12	Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups

The Mine lies on the western edge of the town of Concepción del Oro, which has a population of approximately 12,900 people. Most of the families have had a historical connection to mining, and labour is mostly sourced locally from the surrounding communities.

The Mine area comprises significant human settlements (approximately 40% of the surface area) and shrubland. Aura purchased the Mine in 2008 with existing legacy infrastructure including abandoned shafts, north waste rock pile, an abandoned oxide leach site, water pumping and conveyance systems, and a series of tailings impoundments; TD1 to TD5 (historical) and TD5 (current).

The operation’s overall Environmental Impact Statement (Manifestacion de Impacto Ambiental, MIA in Spanish), was originally approved in October 2010, and updated in September 2020. Additional approvals were obtained for TD5, and Aura is in the process of obtaining additional approvals for the TD5 expansion (Phase 3) and associated changes in the land use to accommodate the additional areas related to this expansion. In addition, the municipal domestic waste dump that serves the community lies within the TD5 expansion (Stage 3), and the Mine will support the municipality to relocate it. The environmental permit to complete this relocation has been obtained.

The Mine has an Environmental Management Plan operational procedure last reviewed in December 2022.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

The Aranzazu Mine has signed a collaboration agreement with the Municipality of Concepción del Oro in July 2024. By this agreement, the Mine provides financial support in areas related to water and public lighting supply, road maintenance, and scholarships for students pursuing a mining-related career. Squatters have constructed homes in some areas near the edges of the Mine. Now they claimed they are currently affected by vibrations and blasting. Within the town, some portions of the water supply pipeline serving the Mine were built over the decades prior to acquisition by Aura in 2018. In addition, there is an old tailings pipeline within the town (underneath the houses).

The 2022 Sustainability Report indicates the presence of Indigenous Peoples within the Area of Interest (AOI), specifically around the water well and pump stations. It also states that no land use or access issues have occurred.

The design of the water management system is driven by the need to address lack of water instead of managing water surplus, and the Aranzazu operation does not generate excess water to be discharged to the environment (i.e., zero discharge operation). All water collected in the active TD5 is pumped back to the process plant. The current fresh water supply for the process plant relies on a well located approximately 15 km east of the Mine referred to as El Salero. Aranzazu currently holds industrial water use rights for up to 1,081,495 m3/year for the El Salero well, valid until July 2027. Studies on water supply evaluation in the Aranzazu area are required to establish whether the local aquifers have the potential to provide enough water to meet the estimated water demand for the operation during the mine life without affecting water supply for other authorized users.

The historical facilities are TD1/TD2 (built using upstream construction methods in a ring-type shape), TD3 (constructed before 1973, without records of construction; the dam is believed to have been constructed using the upstream method), TD4 (side hill impoundment constructed using the upstream construction method), and TD5 old (formed by two embankment dams that abut the natural topography at the eastern limits of TD5 to form an enclosed basin for tailings storage.

An Operation, Maintenance and Surveillance (OMS) Manual was developed for TD5. A FMEA review of TD5 was completed in connection with the dam break analysis carried out by Geoingenieria in 2020 and highlighted the proximity of TD5 to a moderately populated area south of TD5 and the importance of prioritizing the closure and rehabilitation of TD5 to mitigate risks to the public.

Each TD area has been evaluated and is overseen by qualified geotechnical engineering consultants who have completed geotechnical field investigations, instrumentation and monitoring plans, geotechnical and hydrologic modelling, and recommendations for additional mitigations where required to bring the facilities into compliance with current engineering standards.

The two most recent FMEAs for the Aranzazu tailings management areas were completed in 2017 (SRK 2017) and 2020 (Geoingenieria 2020).

The Mine has a Closure Plan and the Asset Retirement Obligations report dated December 2023. The Closure Plan needs to incorporate the outcome of the technical studies being completed for the TDs. The closure costing presented in the 2024 Closure Plan is US$12,581,229. There are currently no requirements under Mexican law for closure financial provision.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

1.3.13	Capital and Operating Cost Estimates

Aranzazu is an operating mine; therefore, capital and operating cost estimates were prepared based on years 2023 and 2024 budgets and actuals, adjusted by current and forecasted operating needs. All costs are expressed in Q3 2024 US dollars and are based on an exchange rate of MXN$20.50 per US$1.00.

The capital costs required to achieve the Aranzazu Mineral Reserve LOM production were estimated by Aura and reviewed by SLR. Since Aranzazu is an operating mine, there are no pre-production capital costs, and all capital costs are categorized as sustaining. Sustaining capital costs have been estimated by Aura based in their latest operating budgets and actual costs from years 2023 and 2024. Based on the SLR QP’s review, the sustaining capital costs are estimated to the equivalent of an Association for the Advancement of Cost Engineering (AACE) Class 3 estimate with an accuracy range of -15% to +20%.

Total LOM sustaining capital costs are estimated to be US$136.6 million between years 2025 and 2034. The sustaining capital costs include:

•	Underground mine development

•	Underground ventilation

•	Buildings and infrastructure

•	Machinery and equipment

•	Tailing dams

•	Plant maintenance

•	Other sustaining (technical studies, and hardware and software)

The summary breakdown of the estimated sustaining capital costs required to achieve the Mineral Reserve LOM production are presented in Table 1-5.

Table 1-5: Sustaining Capital Costs Summary

Cost Component	Value (US$ millions)
Underground mine development	62.6
Underground ventilation	3.2
Buildings and infrastructure	8.8
Machinery and equipment	11.6
Tailing dams	40.8
Plant maintenance	3.3
Other Sustaining Costs (technical studies, hardware and software)	6.3
Total Sustaining Capital Cost	136.6

Exploration capital costs needed for infill and delineation drilling between years 2025 and 2032 total US$22.6 million. These costs are in addition to the sustaining capital outlined above and have been included in the LOM cashflow

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Mine closure and reclamation costs between 2033 and 2034 total US$25 million. SLR notes that this closure cost is higher than the cost included in the 2024 Closure Cost (ARO), which is US$12.6 million. The SLR QP considers the higher closure and reclamation costs included in the LOM cashflow to reflect a more realistic approach as the closure of the TDs, open pits, and the former environmental liabilities need to be incorporated into the closure plan cost estimate.

The operating costs were estimated based on years 2023 and 2024 budgets and actuals at the Aranzazu Mine. The costs were estimated by Aura and reviewed by SLR. The operating costs are estimated to the equivalent of an AACE Class 3 estimate with an accuracy range of -15% to +20%, although it is noted that AACE does not typically apply to operating costs.

The operating expenses estimated for mining, processing, and G&A activities for this Mineral Reserve LOM scenario are summarized in Table 1-6. Operating costs total US$734 million over the LOM, averaging US$78.5 million per year (considering years between 2025 and 2033, which are years at full production).

The mining costs include all labour, materials and supplies, mining contractors (longhole stoping, backfilling, drilling and blasting) and technical support to complete mining related activities. The processing costs include all labour, operation and maintenance activities, power, reagents, and services to complete processing related activities. The administrative expense includes all labour and support services to complete administrative, finance, human resources, environmental, safety, supply chain, security, site services, camp and kitchen, and travel related activities.

Table 1-6: Operating Costs Estimate

Cost Component	LOM Total (US$ millions)	Average Annual[1] (US$ millions)	LOM Average (US$/t milled)
UG Mining	524.5	56.2	45.71
Processing	161.5	17.2	14.07
G&A	47.8	5.1	4.17
Total Site Operating Cost	733.8	78.5	63.96
Notes: 1. For fully operational years (2025 – 2033) 2. Sum of individual values may not match total due to rounding.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

2.0	Introduction

SLR Consulting (Canada) Ltd. (SLR) was retained by Aura Minerals Inc. (Aura) to prepare an independent Technical Report Summary (TRS) on the Aranzazu Cu-Au-Ag Mine (Aranzazu, the Mine, or the Property), located in Zacatecas State, Mexico. The purpose of this TRS is to support disclosure of the Mineral Resource and Mineral Reserve estimates on Aranzazu as of December 31, 2024 and support a listing on the New York Stock Exchange (NYSE) by Aura. This TRS conforms to United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary.

Aura is a mid-tier gold and copper producer listed on the Toronto Stock Exchange (TSX) under the symbol ORA, the Brazilian Stock Exchange (B3) as AURA33, and the OTC Markets (OTCQX) under ORAAF. Aura operates in Honduras, Brazil, and Mexico. Its exploration projects are located in Brazil, Guatemala, and Colombia.

The Aranzazu Property is situated in the Municipality of Concepción del Oro, within the State of Zacatecas, Mexico, near the northern boundary with the State of Coahuila.  It hosts the Aranzazu deposit; a skarn deposit enriched with copper, gold, and silver.  The site is located in a rugged mountainous region and can be accessed from the city of Zacatecas, approximately 250 km to the southwest, or from Saltillo, a city 112 km to the northeast in Coahuila. The Property has seen intermittent mining related activities, including open pit and underground excavations, since the 16th century.

Aura acquired the Aranzazu Mine (formerly known as the El Cobre Project) in June 2008. Aura has held full ownership of the property since 2008 through its wholly-owned subsidiary Newington Corporation S.L (Newington) and its wholly-owned Mexican subsidiary, Aranzazu Holding S.A. de C.V. (Aranzazu Holding). The site includes the Aranzazu underground Mine, where Aura initiated commercial production from the Aranzazu deposit in 2008. Production was suspended in January 2009 but re-started on a limited basis in 2010, with commercial production declared effective February 1, 2011. Mining activities were again suspended in January 2015.

A Feasibility Study (FS) for re-starting operations was completed by Aura, Farshid Gharanfari Consulting, Wood Environment and Infrastructure Solutions, Inc., SRK Consulting (Canada) Inc., and others, and summarized in a NI 43-101 Technical Report (TR) with an effective date of January 31, 2018 (the 2018 TR; Aura 2018). The Aranzazu Mine re-commenced operations in October 2018. The mine produces a saleable concentrate containing copper, gold, and silver. In 2024, the mine produced 77.6 kt of concentrate from 1,229 kt of mill feed with average grades of 1.5% Cu, 0.83 g/t Au, and 22 g/t Au.  The company holds 43 mineral claims covering a total area of 12,528 hectares (ha).

This is the initial TRS on Aranzazu.   National Instrument 43-101 Technical Reports for the Property, dated December 31, 2018, prepared by Aura and dated March 28, 2024, prepared by SLR are filed in Canada on SEDAR.All information presented in this report is effective as of December 31, 2024, unless explicitly stated otherwise.

2.1	Site Visits

The SLR QPs visited the site from November 19 to 21, 2024.

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Aura Minerals Inc. | San Andrés Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00001

While at site, the SLR geology QP held discussions with site personnel; visited the Aranzazu Mine underground operations; reviewed core; reviewed data collection and quality assurance and quality control (QA/QC) procedures; visited the site laboratory and reviewed geological interpretations, geological modelling, and Mineral Resource estimation procedures.

The SLR mining QP visited production and development areas in the underground mine including both longitudinal and transverse stoping areas. Critical mining infrastructure on surface was visited including portals, stockpiles, tailings facilities, primary ventilation, and dewatering infrastructure. Drill core was viewed in the surface core shack that was representative of geotechnical conditions in the mineralized zone and host rock. The SLR mining QP visited the concentrator including the comminution, flotation, ore loadout, and water handling facilities. The SLR mining QP discussed mining methods, mine design work, mine planning, cut-off calculation, and scheduling and reconciliation practices.

The SLR environmental and social specialist who visited on behalf of the SLR QP completed a tour of the site, including the tailings management facilities, waste rock stockpiles, open pits, and processing facility.

2.2	Sources of Information

During the preparation of this TRS, discussions were held with personnel from Aura:

•	David Olavo Pérez Mireles, Mining Engineer, Aura

•	Joao Francisco Espinoza Sanchez, Senior Mine Planning Engineer, Aura

•	Diego Wanderley, Technical Services Manager, Aura

•	Oscar Eduardo Solis De La Cruz, MAusIMM (CP) Geo, Exploration Superintendent, Aura

•	Farshid Ghazanfari, M.Sc., P.Geo., Director of Mineral Resources and Geology, Aura

•	Augusto Isaac Sandoval García, Resource Geologist, Aura

•	Luis Esteban Martinez Luna, Geologist, Aura

•	Natalya Raquel Medeiros Leitao, Senior Mining Engineer (Planning and Operation), Aura

•	Ubaldo Macias Hernandez, Environmental Superintendent, Aura

•	Paulo Borges, Health, Safety and Environmental Manager, Aura

•	Xavier Vinicus Barcelos, Plant Manager, Aura

•	Jose Luis Ramirez, Human Resources Manager, Aura

•	Atziri Martinez, Hiring, Selection and Training Coordinator, Aura

•	Alejandra Ramos Martinez, Explosives Specialist, Aura

•	Tatiana Morales Reyes, Tailings Management Facilities, Pumping Processing Plant Superintendent

The documentation reviewed, and other sources of information, are listed at the end of this TRS in Section 24.0 References.

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Aura Minerals Inc. | San Andrés Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00001
2.3	List of Abbreviations

Units of measurement used in this TRS conform to the metric system. All currency in this TRS is US dollars (US$) unless otherwise noted.

μ	micron	kPa	kilopascal
μg	microgram	kVA	kilovolt-amperes
a	annum	kW	kilowatt
A	ampere	kWh	kilowatt-hour
bbl	barrels	L	litre
Btu	British thermal units	lb	pound
°C	degree Celsius	L/s	litres per second
C$	Canadian dollars	m	metre
cal	calorie	M	mega (million); molar
cfm	cubic feet per minute	m2	square metre
cm	centimetre	m3	cubic metre
cm2	square centimetre	masl	metres above sea level
d	day	m3/h	cubic metres per hour
dia	diameter	mi	mile
dmt	dry metric tonne	min	minute
dwt	dead-weight ton	μm	micrometre
°F	degree Fahrenheit	mm	millimetre
ft	foot	mph	miles per hour
ft2	square foot	MVA	megavolt-amperes
ft3	cubic foot	MW	megawatt
ft/s	foot per second	MWh	megawatt-hour
g	gram	oz	troy ounce (31.1035g)
G	giga (billion)	oz/st, opt	ounce per short ton
gal	gallon	ppb	part per billion
g/L	gram per litre	ppm	part per million
gpm	gallons per minute	psia	pound per square inch absolute
g/t	gram per tonne	psig	pound per square inch gauge
gr/ft3	grain per cubic foot	RL	relative elevation
gr/m3	grain per cubic metre	s	second
ha	hectare	st	short ton
hp	horsepower	stpa	short ton per year
hr	hour	stpd	short ton per day
Hz	hertz	t	metric tonne
in.	inch	tpa	metric tonne per year
in2	square inch	tpd	metric tonne per day
J	joule	US$	United States dollar
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	wt%	weight percent
km2	square kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year

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Aura Minerals Inc. | San Andrés Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00001
3.0	Property Description

3.1	Location

Aranzazu is located within the Municipality of Concepción del Oro in the State of Zacatecas, Mexico, near its northern border with the State of Coahuila. The Property is situated in a rugged mountainous area and is accessed either from the city of Zacatecas, located 250 km to the southwest, or from the city of Saltillo, located 112 km to the northeast in the State of Coahuila.

The Property is located at approximate UTM coordinates of 254,000 East and 2,723,850 North in zone 14 WGS 84, or 101°25’45” West longitude and 24°36’33” North latitude. The location is presented in Figure 3-1.

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Aura Minerals Inc. | San Andrés Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00001

Figure 3-1: Location Map

ARANZAZÚ MINE
U.S.A.
Mexico
Gulf of Mexico
Pacific Ocean
State of Zacatecas
Coahuila de Zaragoza
Zacatecas
San Luis Potosi
Nuevo Leon
Aguascalientes
Guanajuato
Jalisco
Nayarit
Durango
Saltillo
Mazapil
Concepción Del Oro
Fresnillo De Gonzalez Echeverria
Leon
0 50 100 Miles
0 50 100 Kilometres
104°
22°
N
Legend:
Administrative Capitals
Cities
Adminitrative Boundaries
Highways
Primary Roads
Minor Primary Roads
Local Primary Roads
Aura Minerals Inc.
Aranzazu Mine
Zacatecas, Mexico
Location Map

Source: SLR 2024.

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Aura Minerals Inc. | San Andrés Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00001
3.2	Land Tenure

Prior to December 21, 2005, exploration concessions were granted for a period of six years in Mexico and could be converted to exploitation concessions thereafter. However, as of December 21, 2005 (by means of an amendment made on April 28, 2005, to the Mexican mining law), there is now only one type of mining concession. Therefore, as of that date, there is no distinction between exploration and exploitation concessions on all new titles granted. All mineral concessions are now granted for a 50-year period and are extendable provided that the application is made within the five-year period prior to the expiry of the concession and that the concessions are kept in good standing. For the concessions to remain in good standing, a biannual fee must be paid to the Mexican government, and a report must be filed in May of each year that covers the work performed on the property between January and December of the preceding year.

Ownership or possession over the land surface of mining concessions are separately endowed rights; when the concession holder does not have surface rights to access the lands where the mining concession is located, the holder can directly negotiate the use of land for mining activities with the owners of the surface rights. In the case that no agreements are reached for the use of the surface, mining concessionaries are entitled to start a procedure contemplated in the Mining Law to obtain the following:

•	an expropriation,

•	a temporary occupation, or

•	an easement .

Aura notes that it controls surface rights covering all mineral concession areas as these rights were transferred to Aranzazu Holding from Macocozac S.A. de C.V (Macocozac) at the time of Aura’s purchase of the Aranzazu Property. The extent and continuity of surface rights were not independently verified during the review for this TRS.

A number of the mineral concessions that form the Aranzazu Property were established prior to the current mineral concession staking regulations and consist of irregular shapes and orientations. Figure 3-2 illustrates the mineral concessions for the Aranzazu Property, and Table 3-1 provides for relevant information regarding the individual concessions. The 43 mineral concessions are mostly contiguous and vary in size, for a total property area of approximately 12,528 ha. The extent and continuity of mineral rights were not independently re-verified during the review for this TRS. Concession duties are paid semi-annually and the yearly total for 2024 is approximately 2,686,169 Mexican pesos (MXN), which is equivalent to approximately US$132,740 at an exchange rate of 20:1.00 MXN:US$.

Within the town, some portions of the water supply pipeline serving the Mine were built over during the decades prior to acquisition by Aura. Should the Mine require access to or direct use of these lands in the future, they may be obligated to lease or purchase the surface rights to these areas.

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Aura Minerals Inc. | San Andrés Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00001

Figure 3-2: Mineral Concessions

Legend:
Claim, title number
Ampliación el Descuido, 195808
Ampliación de la Descuidada, 196542
Anexas a la Guillotina, 200083
Arco Iris, 222445
Arco Iris 1, 221900
Arco Iris 2, 222751
Arco Iris 3, 223050
Arco Iris 3 Fracción 1, 223051
Bonanza, 224356
Conchita, 202697
Demasias del Carmen y la Santa Fe
Demasias de la Nueva Guillotina, 195664
El Descuido, 191043
El Eden, 215070
El Eden, 215359
El Eden, 216459
El Hueco, 200086
El Negro, 217548
El Pinacate, 194636
El Oro 2, 242707
Esperanza, 199795
India Mexicana, 170046
La Apuesta, 235121
La Apuesta Fracción 1, 235122
La Apuesta Fracción 2, 235123
La Cara, 215250
La Descuidada, 178145
La Guadalupana, 200726
La Guillotina, 186014
La Laja 3, 222309
La Laja 5, 222451
La Laja 5, 222452
La Lajita Fracción I Reducción, 246943
La Loteria, 170675
La Negra, 200749
Los Nuevos Pinitos, 20008
Macocozac I, 164619
Macocozac II, 164620
Nuevo Aranzazu, 218879
Reyna del Cobre, 200085
San Antonio, 201096
San Francisco I, 214569
Tecolotes, 223719
Aura's Surface Properties
Mine/Pit
Peñasquito (Newmont)
Camino Rojo (Orla Mining)
Aranzazu
Inset
N
0 1 2 3 4 5
Kilometres
210000
220000
230000
240000
250000
260000
2730000
2720000
2710000
Aura Minerals Inc.
Aranzazu Mine
Zacatecas State, Mexico
Mineral Claims
SLR

Source: Aura 2024.

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Aura Minerals Inc. | San Andrés Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00001

Table 3-1: Mineral Concessions Summary

#	Mineral Concession	Title Number	Date Granted (MM/DD/YYYY)	Expiry Date (MM/DD/YYYY)	Validity (years)	Annual Duty (MXN) 2024	Annual Duty (US$) 2024	Area (ha)
1	El Descuido	191043	4/29/1991	4/29/2041	17	7,155.34	353.59	33.69
2	La Descuidada	178145	7/11/1986	7/11/2036	12	2,720.86	134.45	12.81
3	Ampl. El Descuido	195808	9/22/1992	9/22/2042	18	2,799.99	138.36	13.18
4	Ampl. La Descuidada	196542	7/23/1993	7/23/2043	19	136.95	6.77	0.64
5	La Guillotina	186014	12/14/1989	12/14/2039	15	161.69	7.99	0.76
6	Anexas a la Guillotina	200083	6/30/1994	6/30/2044	20	211.06	10.43	0.99
7	Demasias La Nueva Guillotina	195664	9/14/1992	9/14/2042	18	293.04	14.48	1.37
8	Conchita	202697	12/15/1995	12/15/2045	21	7,193.59	355.48	33.87
9	Demasias del Carmen y La Santa Fe	195667	9/14/1992	9/14/2042	18	182.27	9.01	0.86
10	El Hueco	200086	6/30/1994	6/30/2044	20	142.88	7.06	0.67
11	El Pinacate	194636	5/7/1992	5/7/2042	18	138.99	6.87	0.65
12	India Mexicana	170046	3/15/1982	3/15/2032	8	1,417.76	70.06	6.67
13	La Apuesta	235121	10/8/2009	10/8/2059	35	1,678,527.97	82,946.39	7,784.16
14	La Apuesta Fracc. 1	235122	10/8/2009	10/8/2059	35	6,159.59	304.38	29.00
15	La Apuesta Fracc. 2	235123	10/8/2009	10/8/2059	35	21,142.90	1,044.80	99.56
16	La Esperanza	199795	5/25/1994	5/25/2044	20	7,007.88	346.30	33.00
17	La Guadalupana	200726	9/26/1994	9/26/2044	20	11,600.61	573.26	54.62
18	Loteria	170675	6/11/1982	6/11/2032	8	40,138.31	1,983.48	189.01
19	La Negra	200749	9/26/1994	9/26/2044	20	41,587.05	2,055.07	195.00
20	Los Nuevos Pinitos	200084	7/30/1994	7/30/2044	20	2,123.60	104.94	10.00
21	Macocozac I	164619	5/22/1979	5/22/2029	5	87,457.64	4,321.82	411.84
22	Macocozac II	164620	5/22/1979	5/22/2029	5	69,890.65	3,453.73	329.11
23	Nuevo Aranzazu	218879	1/23/2003	1/23/2053	29	14,538.93	718.46	68.46
24	Reyna del Cobre	200085	6/30/1994	6/30/2044	20	521.53	25.77	2.46
25	San Antonio	201096	11/14/1994	11/14/2044	20	9,031.97	446.33	42.53
26	San Francisco I	214569	10/1/2001	10/1/2051	27	9,268.20	458.00	43.64
27	La Laja 3	222309	6/24/2004	6/24/2054	30	21,494.27	1,062.16	101.22
28	Arco Iris	222445	7/9/2004	7/9/2054	30	20,316.80	1,003.98	95.67
29	Arco iris 1	221900	4/7/2004	4/7/2054	30	21,222.64	1,048.74	99.94
30	Arco Iris 2	222751	8/27/2004	8/27/2054	30	20,121.75	994.34	94.75
31	Arco Iris 3	223050	10/7/2004	10/7/2054	30	9,473.25	468.13	44.60
32	Arco Iris 3 Frac. 1	223051	10/7/2004	10/7/2054	30	2,050.29	101.32	9.60
33	La Laja 5	222451	7/9/2004	7/9/2054	30	20,352.73	1,005.75	95.84
34	La Laja 5	222452	7/9/2004	7/9/2054	30	21,236.00	1,049.40	100.00
35	El Eden	215070	2/7/2002	2/7/2052	28	4,025.52	198.93	18.95
36	El Eden	215359	2/19/2002	2/19/2052	28	574.37	28.38	2.70

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Aura Minerals Inc. | San Andrés Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00001
#	Mineral Concession	Title Number	Date Granted (MM/DD/YYYY)	Expiry Date (MM/DD/YYYY)	Validity (years)	Annual Duty (MXN) 2024	Annual Duty (US$) 2024	Area (ha)
37	El Eden	216459	5/17/2002	5/17/2052	28	4,907.47	242.51	23.10
38	La Cara	215250	2/14/ 2002	2/14/2052	28	1,399.37	69.15	6.50
39	Bonanza	224356	4/27/2005	4/27/2055	31	71,123.59	3,514.65	334.91
40	El Negro	217548	7/16/2002	7/16/2052	28	46,591.83	2,302.39	219.40
41	La Lajita Fracción I Reducción	246943	9/22/2020	9/22/2070	46	41,714.30	2,061.36	196.43
42	El Oro 2	242707	12/19/2013	12/19/2063	39	282,235.91	13,947.01	1,329.04
43	Tecolotes	223719	2/8/2005	2/8/2055	31	75,777.25	3,744.62	356.83
TOTAL						2,686,168.59	132,740.11	12,528.04

3.3	Encumbrances and Royalties

Aura has a 100% effective control over the Aranzazu property through its wholly-owned subsidiary Newington Corporation S.L (Newington) and its wholly-owned Mexican subsidiary, Aranzazu Holding S.A. de C.V. (Aranzazu Holding).

Pursuant to the definitive acquisition agreement dated June 3, 2008, Aura purchased the Newington shares from Clapham Luxembourg S. A. L. (Clapham) through the payment to Clapham of US$57.5 million in cash and the issuance of 9,295,117 common shares of Aura then valued at US$12.5 million. Prior to Aura’s purchase of the Aranzazu property, Macocozac controlled the surface rights covering all concession areas and owned 100% of the Aranzazu Property.

Under Macocozac, the Aranzazu Property was not subject to any royalties, back-in rights, or other encumbrances. Pursuant to an agreement dated May 7, 2008, Macocozac transferred its rights to the Aranzazu Property to Aranzazu Holding in exchange for a 1% Net Smelter Return royalty (NSR) on the copper concentrate production when, during any calendar month, the monthly average copper price as quoted by the London Metals Exchange (LME) equals or exceeds US$2.00/lb. On August 27, 2021, Macocozac sold the royalty collection rights to Nova Royalties Corp., located in Canada, under the same conditions as the original contract. Aranzazu has no outstanding royalty collection claims as of December 31, 2024. All current mining activities occur on mineral concessions included in the Nova Royalty.

As stated in Aura’s Consolidated Financial Statements for the years ended December 31, 2015, and 2014, Aranzazu Holding filed for administrative proceedings under the Mexican Commercial Bankruptcy Law in 2015. On December 16, 2016, the Second District Court of Coahuila issued a resolution approving the agreement reached with the required majority of its creditors, the ‘Convenio de Reestructura y Pago a Acreedores’ (the Convenio). The Court ruled that the agreements per the Convenio are final for the subscribing creditors and establishes payment methods and payment schedules to those creditors. Aranzazu Holding was to commence payment to creditors two months after receipt of payment for the first concentrate shipment that may be any time between April 2018 and no later than April 2019. The debt was to be paid to each creditor in 36 equal monthly payments, with full payment by no later than April 2023. A default in payment may be court-enforced. Aranzazu paid all creditors as mentioned in the previous paragraph. As of the effective date there are no outstanding debts or claims related to this process.

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Aura Minerals Inc. | San Andrés Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00001

On March 8, 2018, Aranzazu Holding entered into a US$20 million loan facility (the Facility) and an off-take agreement (the Off-Take Agreement) with Louis Dreyfus Company Metals (LDC Metals) for the re-start of operations and copper concentrates to be produced from Aranzazu. The Facility was guaranteed by Aura and its interests in Aranzazu and the San Andres mine in Honduras, pursuant to a pledge agreement of the shares of Aranzazu Holding and Aura’s Honduran subsidiary. The Off-Take Agreement covers 100% of the copper concentrates to be produced from Aranzazu. The obligations above were fulfilled on the agreed upon dates and the liens were released.

On August 14, 2024, a credit agreement was signed with Santander Mexico for US$37 million simple credit with an interest rate of 3.8% + SOFR. The guarantees for this contract are related to the process plant and trust of resources with Aura’s contract. The purpose of the credit was to pay previous credits and working capital of the company.

To the extent known, the Aranzazu Property is not subject to any other royalties, back-in rights, or other encumbrances.

3.4	Required Permits and Status

Up to suspension of operations in January 2015, Aura had acquired and maintained the required licences for operation of the mine and supporting activities including explosives handling and use, hazardous waste management, and water use.

Aura informed the Mexican regulatory authorities of their intention to restart operations in 2018 and worked to update and renew the necessary permits. Aura Minerals Inc. has the required environmental permits to conduct the existing work on the property. Information related to existing environmental permits is provided in Section 17.0.

3.5	Other Significant Factors and Risks

As mentioned in the section above, Aura purchased the Mine in June 2008 and this includes responsibility for legacy workings. As described in the 2018 TR, this includes abandoned shafts, north waste rock pile, an abandoned oxide leach site, water pumping and conveyance systems and a series of tailings impoundments (TD1 to TD5) (Aura 2018).

SLR is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

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Aura Minerals Inc. | San Andrés Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00001
4.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1	Accessibility

The Aranzazu Property is readily accessible from the city of Zacatecas, capital of the Mexican State of Zacatecas, via paved roads. Access is primarily gained by taking Mexican State Highway 45 from Zacatecas to Fresnillo. After about 17 km, a turn-off leads to Highway 54, which connects Zacatecas with the industrial centres of Monterrey and Saltillo, to the northeast. The turn-off to Concepción del Oro is located approximately 230 km from the junction between Highways 45 and 54.

The Aranzazu Property lies five kilometres from Highway 54. The local road which connects the highway to the mine area is a paved road which provides the primary access to Concepción del Oro and Mazapil, including access to the Frisco-Tayahua Salaverna and San Marcos mines, approximately six kilometres further west, and the Goldcorp Penasquito project approximately 20 km west of the Property.

The Property area lies on the western edge of the town of Concepción del Oro. The cobblestone road that connects Concepción del Oro with the small town of Mazapil crosses the concession area. Concepción del Oro is a town of approximately 6,500 people, with approximately 12,900 inhabitants in the entire Municipal area. Most of the families have had a historical connection to mining, resulting in the availability of a semi-skilled to skilled workforce.

4.2	Climate and Physiography

The area is semi-arid and moderately vegetated with acacia shrubs, scrub trees and bushes, Joshua trees and various cacti. The average high temperature in the summer is about 22°C and the average winter high is about 15°C. The average summer low temperature is about 15°C and the average winter low temperature is about 5°C.

The area receives approximately 432 mm of rain annually and annual pond evaporation is estimated at 1983 mm. The majority of the rain falls during the wet season from June through October, and the 50-year recurrence interval 24-hour storm is estimated at 93 mm. Occasionally, snow does occur in the area, but quickly melts on all but the most protected northern slopes.

The climate is mild year-round and poses no limitations to the length of the operating season. Freezing temperatures can occur overnight but quickly warm to above freezing during daylight hours.

The mine facilities are at an elevation of approximately 2,150 masl, with the surrounding mountains reaching elevations of 3,300 masl.

The Concepción del Oro District is part of the Sierra Madre Oriental physiographic province, and in the Transversal hills sub-province, a large sector of the Mexican highlands, as illustrated in Figure 4-1.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 4-1: Physiographic Provinces of Mexico and Sub-Provinces of Sierra Madre Oriental Province

Physiographic Sub-Provinces
1. Baja California Peninsula
2. Sonora Plain
3. Sierra Madre Occidental
4. Northern Sierras and Plains
5. Sierra Madre Oriental
6. Great Plains of North America
7. Pacific Coastal Plain
8. Northern Gulf Coastal Plain
9. Central Plateau
10. Trans-Mexican Volcanic Belt
11. Yucatan Peninsula
12. Sierra Madre del Sur
13. Southern Gulf Coastal Plain
14. Chiapas and Guatemala Sierras
15. Central American Cordillera
N
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
NOT TO SCALE

N
24
23
Coahuila de Zaragoza
25
26
27
28
29
30
ARANZAZÚ
Durango
Tamaulipas
0 75 150 225 300
Kilometres

Physiographic Sub-Provinces

23. Sierra and Coahuilenses Plains
24. Sierra Burro
25. Sierra Paila
26. Saltillo Parras Folds
27. Transverse Sierras
28. Grand Folded Sierra
29. Sierras and Western Plains
30. Carso Huasteco

SLR

Aura Minerals Inc.

Aranzazu Mine

Zacatecas, Mexico

Source: Inegi.org.mx.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
4.3	Local Resources

Aranzazu lies on the western edge of the town of Concepción del Oro, with a population of approximately 6,500 people. Most of the families have had a historical connection to mining, resulting in the availability of a semi-skilled to skilled workforce.

There are modest services in Concepción del Oro including several small hotels, gas stations and restaurants, small stores and groceries. In general, most of the mine supplies come from the surrounding regional centres of Saltillo and Monterrey.

Zacatecas is an old colonial city and an important mining centre. The city has approximately 120,000 inhabitants and hosts an international airport with daily flights to and from Mexico City and parts of the United States.

The city of Saltillo, capital of the State of Coahuila, is the closest population and manufacturing centre, with a population of approximately 800,000 people. The city supports a strong automotive industry as well as other light and heavy manufacturing in the steel, ceramic and plastic sectors, is well developed. Saltillo is located 110 km northeast of Concepción del Oro on Highway 54.

Monterrey, in Nuevo León state and the third largest city in Mexico, is located 80 km east of Saltillo on Highway 40, and is an industrial metropolis and business hub of more than 4 million people. Saltillo and Monterrey are host to international airports with daily flights to the US and other parts of Mexico.

4.4	Infrastructure

The Aranzazu Property is an operating mine with existing infrastructure in place to support continued mining operations. The operation is comprised of the following facilities:

•	The active underground Aranzazu mine.

•	Historical small pits and underground workings.

•	The more substantial and inactive Security and Arroyos Azules Open Pits.

•	Paved road connection to the local town and highway and various loose surface site roads.

•	Mill and administrative buildings and related service facilities including maintenance shops and assay laboratory.

•	Utilities including a 34.5 kV commercial power transmission line, a 14 km water pipeline connecting to a wellfield, and fuel and explosives storage.

•	Ore stockpile and waste rock stockpile.

•	Tailings management facilities, including one active and four under closure and reclamation.

Additional site infrastructure is described in Section 15.0, with further detail related to tailings and waste storage facilities in Section 17.4.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
5.0	History

5.1	Prior Ownership

The district has a very long mining history with activities documented as early as 1546. Extensive detail of the Mine’s history and prior ownership is provided in Aura (2008); a summary of the ownership is presented in Table 5-1.

Table 5-1: Summary of Aranzazu Prior Ownerships

Year	Ownership
1546-1889

Ownership undefined.

Earliest mining in the Concepción del Oro district dates back 1546.

In the 16th century, gold was discovered near the present site of Concepción del Oro and Aranzazu was left undisturbed.

17th century shows great economic importance for the district.

18th century starts the decrease in mining activity due to the exhaustion of profitable interest.

1889	Mazapil Copper Company Ltd., from England, acquired the old mines and expanded production to include copper and zinc.
1889-1962	Operations began in 1891 with production from the mines continuing until 1962.
1962	Operations were sold to the American Smelting & Refining Company (ASARCO).
1962-1982	ASARCO operated the mines until nationalization of mining interests took place in 1982.
1982-1989	Comision de Fomento Minero (Federal Mining Commission) (Fomento Minero) took control of the property and operated the mine until 1989.
1989	Fomento Minero sold the operations and property to Minera Caopas and the new owner Senor Armando Guadiana Tijerina formed Macocozac S.A. de C.V. (Macocozac).
1989-1998	Macocozac operated the mine from 1989 until 1998.
1999	Mining and mill operations at the Aranzazu project ceased.
2002	Minera Frisco S.A. completed a successful JV with Macocozac or Minera Tayahua in 2002.
2006	Zacoro acquired the right to explore and develop the Aranzazu property by signing an Option Agreement with Macocozac.
2008	Aura entered into a binding letter agreement (Clapham Letter Agreement) with Clapham Luxembourg S. àr. L. (Clapham) to acquire 100% interest in all of the mining concessions, plant, surface and water rights and other assets related to the Aranzazu project.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

5.2	Exploration and Development History

5.2.1	Historical Exploration and Drilling

Historical exploration on the property is unknown, although, more recently (1970s to present) extensive exploration and definition drilling has been completed in the mineral concession area along with both underground and open pit mine development. Several hundred drill holes have been completed on the property over the years, but the quality and availability of the information available for the drill holes are quite variable. The objectives of the drilling being unknown, it is difficult to qualify its success. The historical data has been recovered from the Macocozac files and has been entered into a Microsoft Access digital database after confirmation. A compilation of the historical drilling programs is presented in Table 5-2. The majority of drill holes were completed using diamond drilling.

Most of the drilling took place in the 1970s and 1980s. Sand River completed a due diligence data review and a small exploration drilling program in 1998 under its JV agreement. Coeur d’Alene Mines also completed a due diligence data review and limited drill program in 2004.

Assays were primarily completed on site with assays completed for copper on most drill holes but not all intervals within the hole. Gold, silver and zinc assays were not completed on a regular basis. Only a small amount of core has been preserved on site.

Table 5-2: Summary of Historical Drilling Programs

Year	No. of Drill Holes	Metres Drilled (m)	Average Drill Hole Length (m)	Company
1961	1	111.49	111.49	Mazapil Copper
1962	2	227.82	113.91
1969	16	1,049.48	65.59	Asarco Mexicana
1970	20	1,727.05	86.35
1971	33	3,027.67	91.75
1972	35	2,770.00	79.14
1973	9	908.85	100.98
1978	10	894.85	89.49	Macocozac
1979	59	3,024.65	51.27
1980	22	2,049.73	93.17
1981	41	3,025.55	73.79
1982	78	6,212.59	79.65
1983	54	2,826.40	52.34
1984	97	4,476.80	46.15
1985	44	3,312.57	75.29
1986	6	296.80	49.47
1990	25	4,264.05	170.56
1991	19	3,096.35	162.97
1992	1	44.15	44.15
2007	23	2,517.95	109.48
2007	161	42,786.28	265.75	Zacoro
Total	756	88,651.08

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
5.2.2	Historical Mining

The Concepción del Oro mining district and the Aranzazu property are riddled with mine openings and old workings, in a somewhat haphazard fashion near surface, representing the earliest efforts at extraction, and more systematic at depth, which is indicative of later, better organized and engineered mining. Associated with these openings and workings is a number of ruins, which represent the mine buildings, chapels and residences of the inhabitants and indicate the wealth of the mining district during its past.

Historically, individual veins or deposits had separate owners and in the case of some of the larger veins or deposits had several owners along the strike length which resulted in a surfeit of adits and shafts and very inefficient operations. This changed in 1889 when Mazapil Copper acquired the old mines, consolidated most of the older concessions and expanded production to include copper and zinc. The mines on the Aranzazu property have been developed primarily by using open stope/shrinkage underground mining methods and in one case by open pit mining methods.

The historical Aranzazu area has at least 13 underground levels developed. Several levels are accessible from the surface, but internal ladders have been removed and the headframe on the surface was destroyed by fire several years ago. Level 11 is accessible from the portal in the arroyo above the Mexicana mine. This tunnel is more than one kilometre long and cuts through the main intrusive body to the skarn on the western contact. The 3 m by 3 m tunnel is in good condition. Water for operations and the townsite is pumped from Level 12 and the pipeline passes through the Level 11 tunnel.

The Catarroyo mine area hosts 23 levels and was mined as recently as the 1980s. The internal ladders and hoists have been removed and access to multiple levels is very difficult. The portals enter on Levels 1 and 3, providing access to mineralized skarn bodies. At Cabrestante, Arroyos Azules, and Mexicana, eight levels and additional sublevels have been developed and a small open pit (at least 2.385 Mt of 0.6% copper and 2.687 Mt of waste) was developed in the Arroyos Azules area. At least 5 km of underground workings were developed, and several stoped areas were exploited. Several of the underground workings are accessible in the Mexicana area and limited access is possible in the Cabrestante area. The Cabrestante headframe is in service and provides access to Levels 1 through 5 in a two-compartment shaft. The timbers were replaced or repaired in the shaft in 2004 down to Level 6. The most recent exploitation occurred in the Arroyos Azules area from underground stopes accessed from the open pit ramps.

Macocozac operated the mine from 1989 until 1998, with the operations erratic from 1992 through 1998 due to fluctuating metal prices. Mining and mill operations at the Aranzazu project ceased in 1999 due to a combination of low metal prices, high taxes and labour disputes.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Aura acquired 100% of the Aranzazu Mine (formerly known as the El Cobre project) in June 2008. Production was suspended in January 2009 but restarted on a limited basis in 2010, with commercial production declared effective February 1, 2011. Aranzazu was in full production both from underground and open pit between 2011 and 2015. In January 2015, Aura suspended the operation and all capital projects, including underground development work. Aura resumed underground mining operations and on-site processing in 2018.

5.3	Past Production

A summary of reported production from the Mine since Aura’s acquisition is provided in Table 5-3. Aura (2008) provides production estimates from 1962 to 1992 for Aranzazu.

Table 5-3: Aranzazu Past Production

Year	Mill Feed (000 t)	Cu (%)	Au (g/t)	Ag (g/t)	Concentrate Production (000 t)
2008	149	0.69	0.25	7.9	3.1
2009[1]	-	-	-	-	-
2010	57	0.51	-	-	0.8
2011	632	0.90	0.48	12.9	13.5
2012	772	0.85	0.50	11.9	20.7
2013	796	0.98	0.48	16.2	25.8
2014	862	0.88	0.45	14.6	26.3
2015[1]	-	-	-	-	-
2016[1]	-	-	-	-	-
2017[1]	-	-	-	-	-
2018[1]	183	1.19	0.57	15.6	8.2
2019	816	1.40	0.84	20.2	42.4
2020	896	1.44	0.90	22.0	53.8
2021	1,167	1.39	0.85	19.0	67.1
2022	1,220	1.46	0.86	18.9	75.6
2023	1,210	1.51	0.87	20.6	73.0
2024	1,229	1.50	0.83	21.6	77.6
Notes: 1. Mine under care and maintenance

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
6.0	Geological Setting, Mineralization, and Deposit

6.1	Regional Geology

Concepción del Oro is part of the strongly folded Eastern Fold Belt Sierra Madre Oriental, where sedimentary and igneous rocks ranging from the Jurassic to the Cenozoic outcrop. The Jurassic and Cretaceous sedimentary rocks are the main hosts of mineralization, formed as a result of Eocene granodioritic intrusions.

In more detail, the Upper Cretaceous-Early Tertiary Laramide orogeny with NE oriented compression folded the Jurassic-Cretaceous sedimentary sequence against the Coahuila Peninsula. The Concepción del Oro-Providencia-Mazapil region is located in the curvature (hinge) zone where the folds of the Sierra Madre Oriental change strike from NW-SE to E-W. This change in orientation also leads to NE to E-W strike-slip faults which in combination with dilational axial zones in anticlines lead to the emplacement of intrusives, dikes, skarn and mineralized bodies within the local regional structural makeup (Figure 6-1).

The Jurassic age rocks are represented by the Zuloaga limestone which estimated thickness is approximately 400 m. The Zuloaga limestone is the main sedimentary rock host of the mineralization at Concepción del Oro. Conformably overlying the Zuloaga is the upper Jurassic. La Caja Formation of siltstone and inter-bedded limestone. The La Caja Formation is divided into four distinct units. The basal Unit A is a shale and black limestone. La Caja Unit B is a clayey limestone with distinctive ammonite and pelecypod fossils. Unit C is a cherty phosphorite, and Unit D is a calcareous siltstone with chert beds and nodules. The estimated thickness of the La Caja Formation is 60 m.

The Cretaceous sedimentary rocks consist of the Taraises limestone/shale, the Cupido limestone, the La Pena limestone and the Cuesta del Cura limestone. The Cuesta del Cura limestone is the youngest member of the Lower Cretaceous rocks. Upper Cretaceous limestone and shale of the Indidura Formation and shale of the Caracol and Parras Formations overlie the Cuesta del Cura limestone to the north of Concepción del Oro. The total thickness of the Cretaceous sedimentary rocks is variable and ranges between 2,000 m and 2,540 m.

Two main types of intrusive rocks are present in the Concepción del Oro area. One is a biotite bearing phase of a quartz monzonite to granodiorite rock. The second intrusive type contains hornblende as the predominant mafic, rock forming mineral. In the area, these intrusive rocks are intruded into the axis of an antiform that constitutes the crest of the range.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 6-1: Regional and Structural Geology of the Concepción del Oro District

N
-101° 40'
-101° 30'
24° 40'
24° 30'
24° 20'
Coolorado-La Pachona dike-swarm
Concepción del Oro-Melchor Ocampo lineament
CO-08
NBI
AN-1
La Caja anticline
Mazapil-Matamoros lineament
Mazapil-Pabellón syncline
Mz
CO-05
PI
Concepción del Oro fault
CO
COI
CO-03
El Guangoche anticline
PBD
CO-13
Santa Rosa anticline
CC
Los Caballos fault
Santa Rita anticline
Cultlahuac syncline
0 2 4 6 8 10
Kilometres
Legend:
Alluvial deposits
Basalt
Andesite and polymictic conglomerate
Intrusive
Ksup
Upper Cretaceous synorogenic rocks
Kinf
Lower Cretaceous basinal carbonates
Jsup
Upper Jurassic carbonates and shale
Town
Anticline
Deformed anticline
Overturned anticline
Normal Fault
Thrust
Geochronology sample
Cross section
Fault data

SLR

Aura Minerals Inc.

Aranzazu Mine

Zacatecas, Mexico

Source: Ramírez Peña et al. 2019.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
6.1.1	Regional Stratigraphy

The Concepción del Oro area contains Jurassic to Cretaceous limestone, siltstone, and shale intruded by Tertiary intrusive rocks and covered by conglomerate and alluvial deposits from the Cenozoic. The following gives a descriptive of the principal formations in the Concepción del Oro district, and Aranzazu, and is also shown in Figure 6-2:

•	Jurassic: The Zuloaga Formation (fossiliferous limestones) and the La Caja Formation (thin-bedded marls and limestones) are the most representative, acting as hosts to the mineralization.

•	Cretaceous: Formations like Taraises and Cupido are composed of limestones interbedded with shales, presenting pyrite concretions, while La Peña and Cuesta del Cura contain shales and bands of chert that are also prone to mineralization.

•	Cenozoic: The Ahuichila Conglomerate and more recent alluvial deposits represent the sedimentary fill in the region.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 6-2: Regional Geology Stratigraphic Column of the Concepción del Oro District

ERA
PERIOD
SERIES
EPOCH
MESOZOIC BASIN
CARTOGRAPHIC CODE
Ma.
CENOZOIC
QUATERNARY
NEOGENE
PALEOGENE
HOLOCENE
PLEISTOCENE
PLIOCENE
MIOCENE
OLIGOCENE
EOCENE
PALEOCENE
Qhoal
Qho co
Qpt Tr
TmQho la
Tmpl Cgp-Ar
Tm B
Te Cgp-Ar Ahuichila Fm
0.01
1.68
5.1
24.0
36.0
55.0
67.0
MESOZOIC
CRETACICO
JURASSIC
UPPER
LOWER
MAASTRICHILANO
CAMPANIANO
SANTONIAN
CONIACIAN
TURONIAN
CENOMANIAN
ALBIAN
APTIAN
BARREMIAN
NEOCOMIANO
HAUTERIVIAN
VALANGINIAN
BERRIASIAN
TTIHONIAN
KIMMERIDGIAN
OXFORDIAN
40 Ma
30 Ma Kcm Lu-Ar Parras Fm
Kcoss Ar-Lu Caracol Fm
Kceco Lu-Cz Indidura Fm
Kace Cz-Lu Cuesta del Cura Fm
Kap Cz-Lu La Peña Fm
Khap Cz Cupido Fm
Kbeh Cz-Lu Taraises Fm
Jkt Lm-Cz La Caja Fm
Jok Cz Zuloaga Fm
Te Gd
Hf
To PR
Ma
Sk
71.5
83.0
86.0
89.0
91.0
97.5
108.5
115.0
124.0
130.0
135.0
140.0
145.0
154.0
160.0

Legend:
CENOZOIC
Qho al Alluvium
Qho co Colluvium
Qpt Tr Travertine
Tm Qho la Lacustrine
Tmpl Cgp Ar Polymicte Conglomerate Sandstone
Tm B Basalt
Te Cgp Ar Polymicte Conglomerate Sandstone Ahuichila Fm
UPPER CRETACEOUS
Kcm Lu-Ar Shale-Sandstone Parras Fm
Kcoss Ar-Lu Sandstone-Shale Caracol Fm
Kceco Lu-Cz Shale-Sandstone Indidura Fm
LOWER CRETACEOUS
Kace Cz-Lu Limestone-Shale Cuesta del Cura Fm
Kap Cz Lu Limestone-Shale La Peña Fm
Limestone Cupido Fm
Kbeh Cz-Lu Limestone-Shale Taraises Fm
UPPER JURASSIC
Jkt Lm-Cz Silstone-Limestone La Caja Fm
Jok Cz Limestone Zuloaga Fm
INTRUSIVE ROCKS
Te Gd Granodiorite
To PR Ryolitic Porphyry
METAMORPHIC CONTACT ROCKS
Sk Skarn
Hf Hornfels
Ma Marble

SLR

Aura Minerals Inc.

Aranzazu Mine

Zacatecas, Mexico

Source: Modified from CRM 2003.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
6.1.2	Regional Tectonic Setting

Aranzazu mine is in the Concepción del Oro Block, a NW-SE elongated tectonic structure, bounded by high-angle and normal faults. The tectonic deformations during the Eocene-Oligocene, related to the Laramide Orogeny, created fold and fault structures that control the arrangement of mineral deposits.

A generalized five-stage model has been proposed and is illustrated in Figure 6-3 to explain the geological evolution of the Concepción del Oro Block (Ramírez-Peña et al., 2019):

•	Deposition of Marine and Volcanogenic Sedimentary Rocks: Formation of the stratigraphic column of the Mesozoic basin in the study area.

•	Development of Thin-Skinned Deformation Structures: Formation of deformation structures within the Cuesta del Cura - La Peña formations and deposition of their synorogenic sediments.

•	Onset of Compressional Orogenic Deformation: Thickening of the crust as results of deformation in the Cupido Formation and the beginning of the uplift of the Concepción del Oro Block through the Oro-Melchor Ocampo thrust fault. This stage also includes the deposition of polymictic synorogenic conglomerates and the emplacement of orogenic magmatism along the thrust.

•	Progression of Orogenic Deformation: Exhumation and partial erosion of intrusive rocks in the Concepción del Oro Block, accompanied by further deposition of polymictic conglomerates and andesitic lavas.

•	End of Regional Compressional Deformation: Transition to extensional tectonics in the Miocene, with the reactivation of the Mazapil-Matamoros lineament as a normal fault and the emplacement of basaltic lavas in the western zone of the Concepción del Oro Block.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 6-3: Schematic Model of the Geological Evolution of the Concepción del Oro Block

SW
NE
(1)
Basinal sedimentation
(Middle Jurassic -Turonian)
Basement
Thin-skinned deformation
(Turonian-Campanian)
(2)
Concepción del Oro-
Melchor Ocampo lineament
Thick-skinned deformation onset
(Lutetian)
(3)
Intrusive
emplacement
Thick-skinned deformation continuation
(Bartonian)
Intrusive
erosion
Tilting of the polymictic
conglomerate and
andesite lava
flow
(4)
Andesite lava
flow ascent and
emplacement
Late tectonic
extension
(Miocene)
Miocenic
basalt
(5)
Mazapil-Matamoros
lineament reactivation
COB

SLR

NOT TO SCALE

Aura Minerals Inc.

Aranzazu Mine

Zacatecas, Mexico

Source: Ramírez Peña et al. 2003.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

6.2	Structural Geology

La Caja anticline consists of Upper Jurassic rocks in its core (Zuloaga and La Caja formations) and Cretaceous sequences in its flanks. It is an asymmetrical, overturned fold with an axial plane inclined toward the southwest (SW) and vergence to the northeast (NE) (Figure 6-4). Its axis trends northwest-southeast (NW-SE), dipping toward the southeast (SE). The flanks show dips of 50° to 70° (rear) and 60° to 80° (frontal), with the latter generally inverted.

In the central area, the anticline is significantly modified by magma emplacement, creating a deformation aureole that alters the pre-existing structural attitude. The most significant modifications occur in the frontal flank, where faulting and folding have caused rotation, displacement, and fracturing of layers. In the rear flank, changes in dip angles and layer orientation are evident in both satellite images and field observations.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 6-4: Structural Model of the Aranzazu Deposit

N
Eastern Edge CO Block
La Laja – CO Fault System
Aranzazu mine
Regional Anticline La Caja
La Laja Community
0 1.5 3
Km
Mazapil Syncline
Z
3000 m
La Laja – CO Fault System
Eastern Edge CO Block
2720000 N
251000 E
261000 E
SW
NE
A
A'
B
B'
ARANZAZÚ MINE

Aura Minerals Inc.

Aranzazu Mine

Zacatecas, Mexico

Structural Model of Aranzazu Deposit

Source: Aranzazu Exploration 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
6.2.1	La Laja-Concepción del Oro Fault System

The La Laja-Concepción del Oro fault system comprises two major structures: the La Laja Fault and the Concepción del Oro Fault. The La Laja Fault extends approximately 3.5 km in the southern region of the Concepción del Oro intrusive body. It strikes SW-NE and dips at about 70° to the SE, running sub-parallel to the contact between the intrusive body and the host rock. In the La Laja community, this fault juxtaposes the Upper Cretaceous rocks of the Caracol Formation with Upper Jurassic rocks of the Zuloaga Formation. Along its trace, it hosts sub-volcanic intermediate-acid bodies (fault dikes) and significant cataclastic rocks, including tectonic breccia, cataclasite, and fault gouge. Kinematic indicators such as striations, mineral growth fibers, and drag folds reveal a normal faulting mechanism with a sinistral component. Field observations highlight the fault’s complexity, with extensional and compressional structures serving as conduits for mineral emplacement. Furthermore, the presence of intrusive clasts within the fault breccia suggests a co-activity between magma emplacement, mineralization, and faulting, underscoring the need for detailed study and inclusion in the regional structural model.

The Concepción del Oro Fault appears as a fault zone that can reach up to 150 m in thickness. It is prominently exposed in the eastern sector of the study area, particularly in El Temeroso and Cabrestante hills. The associated deformation zone exhibits a preferential NW-SE or NNW-SSE orientation, with dips varying between 30° and 85° to the ENE. The fault's orientation and dip fluctuate locally, influenced by the lithological variability of the units it cuts. In the eastern sector of Cerro El Temeroso, the fault juxtaposes the La Cupido Formation against the Zuloaga Formation, displaying steep dip angles. Conversely, in the Cabrestante area, its dip becomes erratic, ranging between 30° and 70°. In this region, the fault zone locally propagates sub-parallel to the stratification of the La Caja Formation, forming fault-related "flats" and R-type structures at a meso-scale

6.3	Local Geology

The Concepción del Oro mining district is historically known for its copper-gold-silver skarns and zinc-lead-silver carbonate replacement (CRD) deposits (Megaw et al. 1988). These deposits maintain a spatial and genetic relationship with a sequence of late Eocene intrusions, characterized by their granodioritic to high-potassium calc-alkaline quartz monzonitic composition. These intrusions have been emplaced within Jurassic and Cretaceous sedimentary sequences, which underwent contractional deformation in the late Eocene-Oligocene, similar to structures of the Laramide orogeny in the Rocky Mountains of southern and northern Mexico (Ramírez-Peña et al. 2019). In this district, the main intrusions were guided by La Caja anticline axis with a predominant direction towards the northwest, which shows a pronounced inclination and appears to be strongly overturned.

6.4	Property Geology

The Aranzazu mine area is located within the Concepción del Oro district, surrounded by Jurassic and Cretaceous sedimentary rocks and Eocene granodioritic intrusive bodies. These intrusions have caused contact metamorphism in the surrounding limestones, generating hornfels and skarn, with the latter being the main host of mineralization in the area. Limestone in the hanging wall of the Aranzazu deposit is extensively marbleised and the internal siltstone converted to siliceous hornfels.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
6.4.1	Skarns

The principal Aranzazu mineralized skarns are deposits formed by the contact between Eocene granodioritic intrusions and the sedimentary limestones of the Zuloaga (Figure 6-5), while La Caja formation was metamorphosed into a calc-silicate hornfels (pyroxene/biotite), and Taraises formation into Cabrestante–Glory Hole Hanging Wall skarn. The deposits are particularly rich in copper, gold, and silver.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 6-5: Cross Sections of Aranzazu Principal Skarn Bodies and Formations

GH FW-HW
SW
NE
Vertical exaggeration: 1x
Scale: 2,000
Location:
SW: 254359, 2723572
NE: 254655, 2724166
x: 254436
y: 2723725
x: 254516
y: 2723886
0 50 100
Metres
A
MEXICANA
SW
NE
Vertical exaggeration: 1x
Scale: 2,500
x: 253706
y: 2724156
x: 253811
y: 2724327
0 50 100
Metres
B
BW-CONEXION
SW
NE
Location:
SW: 253017, 2724290
NE: 253395, 2724815
x: 253017
y: 2724290
x: 253192
y: 2724533
x: 253309
y: 2724695
C
ESPERANZA
SE
NW
X : 254659
Y: 2723159
Z: 2300
NIVEL 1
NIVEL 6
Vertical exaggeration: 1x
Scale: 1:600
0 250 500
Metres
x: 254659
y: 2723159
D
SLR
Legend:
Endoskarn
Exoskarn
Fm. Zuloaga
Fm. La Caja
Fm. Cupido
Intrusive
La Peña
Fm. Taraises
Barrenos
Aura Minerals Inc.
Aranzazu Mine
Zacatecas, Mexico
Cross-sections of Aranzazu Principal Skarn bodies and Formations

Source: Aranzazu Exploration 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

In outcrops and shallow levels of the skarn bodies, an oxidation zone is consistent with some copper carbonates as malachite, azurite and brochantite. Decynes of meters below, the copper mineralization becomes more abundant in sulphides, majority in chalcopyrite >> bornite > chalcocite. All these sulphides (stage 4 retrograde) crosscut and replace preexisting prograde mineral such as garnets and pyroxenes (stage 2 prograde). Epidote, Vesuvianite, chlorite, iron oxides, quartz, and calcite are present everywhere as product low temperature alteration (stage 3 retrograde) in either exo or endo skarn zones.

Since the re-opening of the Aranzazu mine in 2018, BW, Mexicana (MX), and shallow levels of GH Zones entered in production because of the underground ramp, drifts, and stopes prepared by the previous company. After lateral and drilling campaigns at depth, the Glory Hole Foot Wall (GHFW) and Glory Hole Hanging Wall (GHHW) have become a priority in development and production.

The three main zones, BW, MX, and GH, are in contact with the granodiorite intrusive, following the NW-SE regional trend (Figure 6-6). The vein-shape of the skarns in GHFW and GHHW is a result of the deformed sedimentary beds (Zuloaga, La Caja and Taraises formations) on the right side of La Caja Anticline. Some barren post-mineralization dikes separate the main Zuloaga-Granodiorite contact locally.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 6-6: Plan View (level 1960) of Aranzazu Principal Skarns at the Zuloaga-Granodiorite Contact

N
+253350 E
+253500 E
+253650 E
+253800 E
+253950 E
+254100 E
+254250 E
+254400 E
+254550 E
+2724300 N
+2724150 N
+2724000 N
+2723850 N
+2723850 N
BW
MX
GHFW
GHHW
Hornfels
Granodiorite
+253800 E
+253950 E
+254100 E
+254250 E
+254400 E
+254550 E
+254700 E
0 50 100 150
Metres
SLR
Legend:
Fm. Cuesta del Cura
Fm. Cupido
Fm. La Caja
Fm. La Peña
Fm. Taraises
Fm. Zuloaga
GC Calcite Marble
GC Granodiorite
GC HFL
GC Pipe Intrusive
Marble
Porphyry
GC Skarn 7
GC Skarn 11
GC Skarn BW
GC Skarn CB SW
GC Skarn Conexion
GC Skarn Esperanzas
GC Skarn GHFW
GC Skarn GHHW
GC Skarn Mexicana

Aura Minerals Inc.

Aranzazu Mine

Zacatecas, Mexico

Source: Aranzazu Exploration 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

In the GH and Cabrestante area the mineralized bodies are irregular to tabular shape, are generally oriented NNW and occur at or close to the limestone-intrusive contacts. The mineralized bodies persist a considerable distance into the eastern intrusive apophysis or “tongue” (GHFW orebody), or into the hanging wall limestones. The kinematic indicators exhibit evidence the Cabrestante dilatational zones were formed by a dextral component of movement along the overall WNW trend of the intrusive-limestone contact. The Cabrestante area is also the starting point for the northeast trending Cabrestante-Diamante-El Roble structural corridor where the stratigraphic displacements indicate the presence of a complex pattern of strike-slip faults associated with strong bending of the anticlinal axis.

6.4.2	Intrusive Rocks

The Aranzazu porphyry stock is adjacent to a non-mineralized granodiorite. The quartz monzonite porphyry is a potentially mineralized porphyry copper which covers an area of approximately 1 km2. Quartz-sericite veining is in part stockwork, but the stock margins are dominated by parallel veins indicating a strong flow vector of hydrothermal fluids into the skarn zones. The Aranzazu stock consists mainly of granodiorite to quartz monzonite and monzonites of porphyroblastic to equigranular textures. Biotite and hornblende typically make up 2.0% to 5.0% of the intrusive phases, and magnetite is commonly present in the 1.0% to 2.0% range. The borders of the stock exhibit other younger phases such as quartz-feldspar porphyries, medium grained biotite-rich granodiorites, and aphanitic dikes of andesitic composition. These younger phases could have a closer relationship to the magmatic chambers responsible for metasomatism and mineralization since they are observed in proximity to mineralized skarns and zones of alteration. In the intrusive border zone where the GHP-Cabrestante orebodies are located, pre-mineral quartz-feldspar porphyries occur as pre-mineral dikes between skarn deposits.

Two broad categories of intrusive rocks are identified in and nearby the Aranzazu deposit: equigranular phases along the eastern side of the Concepción del Oro stock and porphyries within the skarn deposit.

Three main equigranular intrusive phases were recognised (Sillitoe 2019). The oldest, observed at surface west of the security pit and in holes 54375-1, AZC-084 and AZC- 090, appears to be a porphyritic quartz monzonite, which contains biotite, lesser hornblende and distinctly larger euhedral plagioclases, up to ~0.5 cm in size; it hosts the sheeted veinlets. A second intrusive phase, which can be observed near the ends of holes AZC-092 and AZC-217, is a melanocratic rock, comprising large, crowded euhedral plagioclases, abundant mafic minerals, dominantly biotite, and a finer-grained K-feldspar-quartz groundmass. The absence of quartz, except in the groundmass, suggests monzodiorite as an appropriate name. The third phase, which is clearly later than the porphyritic quartz monzonite (Figure 6-7), is a coarse-grained granodiorite that forms bold outcrops displaying spheroidal ‘onion-skin’ weathering. Even though these last two intrusive phases appear to be unaltered, they were observed locally to contain molybdenite on fractures (Figure 6-8).

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 6-7: Late Equigranular Granodiorite Dyke (white, ~20 m wide) Cutting Quartz Monzonite Containing Sheeted Limonitic Veinlets in Mexicana-AA Pit

Source: Sillitoe 2019

Figure 6-8: Molybdenite Coating on Fractures in Late Equigranular Granodiorite, North End of Aranzazu Deposit

Source: Sillitoe 2019

Note: Hammer head shown in bottom left for scale.

Quartz monzonite porphyries are intimately associated with the Aranzazu skarn deposit, in which they constitute numerous steep dykes, ranging from a few metres to >50 m wide. Many of

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

the dykes parallel the bedding but others were emplaced along the eastern edge of the equigranular intrusions, abutting the western edge of the skarn deposit. Two porphyry phases are suspected to exist, the earlier displaying alteration and veining and the latter only weakly altered and poorly fractured. Both phases are characterised by rounded quartz phenocrysts, biotite ‘books’ and squarish plagioclase phenocrysts in a fine-grained to aphanitic quartz-K-feldspar groundmass. The margins of the dykes are commonly converted to endoskarn (Sillitoe 2019).

Metre-scale dykes and centimetre-scale dykelets of pink-coloured aplogranite and aplite cut all the equigranular and porphyry phases described above, suggesting that these late differentiation products were emplaced in several stages (Sillitoe 2019).

6.5	Mineralization and Alteration

6.5.1	Alteration

Hydrothermal alteration and associated mineralization are present in both the porphyritic quartz monzonite immediately west of the skarn deposit as well as in the early porphyry dykes within it. The most widespread alteration is weak potassic, evidenced by biotite replacement of any hornblende and biotite in veinlets or as veinlet selvages. These potassic-altered rocks contain sparse A- and B-type quartz veinlets, typical of porphyry copper deposits. The A-type veinlets are either barren or contain minor pyrite, chalcopyrite ± magnetite; they generally lack veinlet haloes but can be bordered by coarse-grained biotite. The B-type veinlets, most common in the early porphyry intrusions and flanking skarn, contain molybdenite, commonly along their margins, but can also host chalcopyrite and pyrite; they lack alteration haloes. These potassic-altered rocks can average 0.1%–0.2% Cu, but lack gold (Sillitoe 2019).

The distribution of the various alteration and mineralization phases is variable along the strike of Aranzazu deposit. From the northwest moving southeast on strike, the BW zone formed as vertical chimney and is marked by weak propylitic alteration. The alteration mineral assemblage includes pyrite, chlorite, epidote and calcite. The next zone southeast is known as the Mexicana. In the upper portions of the Mexicana mineral zone, the alteration is predominately propylitic. Alteration at the GH zones and toward Cabrestante is predominately weak potassic alteration. The weak potassic alteration indicator mineralogy is secondary biotite and potassium feldspar. Potassic alteration increases at depth and can be observed in GHFW especially within intrusive and endoskarn. Weak potassic alteration is usually associated with higher grade of gold. The gold grade in GHFW, GHHW, and Cabrestante zones generally increases compared to other zones in Aranzazu deposit.

There is little evidence of sericitic alteration (phyllic) in the intrusions observed at Aranzazu, although it is suspected to have been present in the higher, now-eroded parts of the system. However, this later, hydrolytic stage of deposit evolution did penetrate sufficiently deeply to overprint the prograde skarn and generate the retrograde copper-gold mineralization (Sillitoe 2019).

In the Aranzazu deposit, sulphide minerals were completely oxidised for several tens of metres below the pre-mine surface, with the semi-massive pyrite in retrograde skarn transformed to limonitic gossan. Where pyrite is abundant in intrusive rocks, as in the sheeted veinlet zone immediately west of the deposit, the acidic solutions generated during its oxidation caused pervasive kaolinisation (Figure 6-9). Therefore, the argillic alteration prominent on ASTER images is not a hypogene alteration feature but is supergene and indicates the former presence of abundant pyrite (Sillitoe 2019).

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

The sheeted veinlets, observed at surface in the porphyritic quartz monzonite, typically strike parallel to the western skarn contact, although other subsidiary veinlet directions are also observed. The sheeted zone, highly weathered at surface (Figure 6-10), are in fact early dark micaceous (EDM) veinlets characterised by haloes composed of intergrown sericite, biotite and possibly other minerals (e.g., K-feldspar, andalusite) plus disseminated magnetite, pyrite and minor chalcopyrite. The deeper, unweathered parts of the sheeted veinlet zone cut by display weak potassic alteration and average 0.1–0.2% Cu, most of it probably in the EDM veinlets, but essentially no gold (Sillitoe 2019).

Retrograde skarn ore was enriched in places by supergene chalcocite, which partially replaces chalcopyrite and tennantite-tetrahedrite. The copper for the enrichment was derived by supergene oxidation of chalcopyrite and tennantite-tetrahedrite in the shallow parts of the skarn body. The relatively high permeability of both the prograde and retrograde skarn facilitated deep penetration of the copper-bearing supergene solutions (Sillitoe 2019).

Figure 6-9: Sheeted Kaolinized EDM Veinlets in Drill Core of GHFW

Source: Aura 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 6-10: Sheeted Oxidized EDM Veinlets in Pervasive Kaolinized Quartz Monzonite Outcrop

Source: Aura 2024.

6.5.2	Mineralization

The mineralization in Aranzazu has a strike length of 1.5 km, a width of up to 250 m, and depth extents up to 850 m. The Aura exploration and definition drilling shows that mineralization is closing off at BW, MX, and Arroyos Azules (AA) but open at depth in the GH zones. The deepest drilling conducted to date was carried out by Aura (M-20-0028) and indicated the presence of strong copper mineralization at an elevation of 1,272 m below sea level, or 850 m below surface.

Copper, gold and silver mineralization occurs in a porphyry alteration assemblage related to the intrusion of an igneous rock complex consisting of quartz monzonitic to granodioritic rocks. The igneous rocks have intruded a sequence of Cretaceous limestones and siltstones. The sedimentary rocks have undergone contact metasomatism and skarnification and now represent a group of rocks ranging from endoskarn and exoskarn, proximal to the intrusive, to marble, distal to the intrusive. Hornfels is present and reflects the contact metasomatic alteration of clastic rocks. Porphyry alteration consisting of propylitic, phyllic, and potassic alteration overprints the skarn, quartz monzonite and, in some areas, marble and hornfels. The porphyry alteration is the mineralizing event that deposited the suite of metals that comprise the mineral deposits of interest.

The formation of the Aranzazu skarns follow a general worldwide paragenesis stages:

•	Stage 1. Contact Metamorphism: The original limestones were transformed into hornfels and marble.

•	Stage 2. Prograde Skarn: Minerals such as garnet and pyroxene formed (Endoskarn).

•	Stage 3. Retrograde A: The precipitation of amphibole, magnetite, specular hematite, mushketovite, epidote, vesuvianite, and quartz.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
•	Stage 4. Retrograde B: Sulphides of copper (Figure 6-11), gold, and silver are formed, consolidating the economic value of the deposit. Also, chlorite, calcite and quartz.

The skarn exhibits a typical zoning pattern: copper is concentrated near the endoskarn, molybdenum is found within the endoskarn zone, close to or within the causative intrusion, and silver, zinc, and lead are primarily located in the exoskarn, trending toward the distal zones. Manganese occurs at the edges of the skarn-marble contact, while gold distribution within the deposit is variable. The spatial distribution of the minerals is controlled by the tectonic structure and the degree of oxidation of the hydrothermal fluids.

The copper mineral species present in the different zones vary depending on the alteration style that is prevalent. In the BW zone, host to propylitic alteration, the copper mineralization is mostly chalcopyrite and covellite. Copper mineralization present in potassic alteration styles is chalcocite, copper sulphosalts, chalcopyrite, and bornite. The trace metal assemblages also vary depending on the copper minerals present. The BW zone contains moderate amounts of arsenic, but is relatively low in antimony, bismuth and tellurium. In areas of potassic alteration where multiple copper mineral species are present, the amounts of arsenic, antimony, bismuth and tellurium increase.

Figure 6-11: Semi-massive Sulphide Zone in GHFW with Quartz (Qz), Pyrite (Py), Chalcopyrite (Ccp), and Chalcocite (Cct)

Other phases of mineralization are evident in the Concepción Del Oro area. Zinc-lead-silver deposits are noted as discrete, relatively small chimney and manto deposits. The zinc-lead-silver mineralization phase is present as both distal deposits relative to the Aranzazu copper mineralization and as late-stage mineralization that postdates and crosscuts the Aranzazu copper mineralization.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Some skarn and intrusive zones contain high concentrations of molybdenum. Often garnet skarn contains several percent of coarse-grained molybdenum, and it is also common in veins which cut skarn and intrusive zones. Molybdenum occurs within endoskarn and exoskarn as well altered granodiorite intrusive in GH zones, though it is not clear from geological relationships where the molybdenum mineralization occurs paragenetically relative to the copper and zinc-lead-silver pulses of mineralization.

Molybdenum content in mineralized zones varies. Average of molybdenum in GHFW is 429 ppm, in GHHW is 92 ppm, and in MX zone is 140 ppm.

Gold mineralization occurs throughout all of the alteration phases previously mentioned with the exception of prograde skarn alteration. Gold grades are generally higher in the phyllic and potassic alteration assemblages compared to propylitic altered rocks.

6.6	Deposit Types

The Concepción Del Oro district represents a porphyry copper deposit that has been eroded down to a relatively deep level, as evidenced by the outcropping skarn alteration. The Aranzazu skarn deposit is considered to have been generated by replacement of receptive limestone beds in proximity to the early porphyry intrusions, which were emplaced on the eastern edge of the Concepción del Oro stock. Skarn prograde alteration is barren unless the skarn is overprinted by the later porphyry style alteration marked by propylitic, phyllic, and potassic alteration types.

The sheeted veinlet zone in the immediate footwall of the skarn suggests that porphyry emplacement was structurally controlled, perhaps by a reverse fault that breached the northwest-trending anticlinal axis (Sillitoe, 2019).

Weak potassic alteration and the contained EDM and A- and B-type quartz veinlets constitute porphyry copper mineralization in the early porphyry and flanking porphyritic quartz monzonite intrusions. They are the temporal equivalents of the prograde skarn, although the B-type veinlets also clearly cut garnet skarn in places.

Trace metal geochemistry supports the classification of Concepción del Oro as a porphyry deposit. Strongly anomalous bismuth, tellurium, arsenic and antimony are present and are typical trace metal assemblages associated with porphyry copper deposits. This trace metal assemblage is most anomalous in areas of phyllic, and potassic alteration.

A characteristic feature of many porphyry systems is the regular pattern of zonal metal distribution-both vertically from deep levels proximal to the composite porphyry stock and laterally from centrally isolated potassic alteration to marginal propylitic zones. Zonation is illustrated in Figure 6-12.

In Aranzazu, geochemical zonation at the deposit scale shows the typical distribution of proximal copper and molybdenum in the deeper feeder zones, and zinc, lead and silver towards the distal peripheries, both longitudinally and laterally. Relatively high arsenic levels are consistent throughout the district and are particularly high in the peripheral zone like Cabrestante zones southeast of the Aranzazu Property.

The assays of Pb-Zn-Ag define a clear peripheral zonation surrounding the copper orebodies of the district. Southeast of the Cabrestante shaft there are numerous small workings that were developed in small pockets of high Ag-Pb-Zn which seem to reflect lateral zonation from the Cabrestante copper- rich zone. The north and south flanks of the Cabrestante-El Diamante-El Roble corridor northeast of Concepción del Oro town has numerous showings along small occurrences (mantos, veins, dike contacts) which exhibit gossan mineralization with high values of Zn-Pb-Ag-As. These small occurrences could reflect the periphery of possible copper deposits closer to the intrusive contacts under cover in the corridor.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Multi-elemental zoning in El Cobre mine is based only on the new sampling program carried out in 2013 (Albinson et al.). The results show that Ag, Pb, Zn, and as increase strongly in the peripheral narrow structures of the Conejos zone.

Zonation of zinc with respect to copper, is clearly evident in the Palomas deposits which represents the lateral zonation to the west of the copper-rich Mexicana and BW orebodies. It is also possible the zinc-rich Palomas zone could have an underlying copper-rich zone.

Molybdenum generally reports assays of interesting grade in the active Aranzazu Mine. The geochemical zonation of molybdenum in the BW to Cabrestante orebodies shows values more than 500 ppm in the intermediate and deep portions of the deep GHP-FW orebody and the northwest side of the Mexicana orebody. It is possible the deeper portions of the copper-rich orebodies average enough grade of molybdenum to justify economic recovery of this metal.

Figure 6-12: Metal Zoning of Skarn Deposits

Source: Chang 2023.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
7.0	Exploration

7.1	Exploration

7.1.1	Mapping and Sampling

For Aranzazu near mine bodies (Conexion, Cabrestante, Cabrestante SW, Esperanza, and Cata-Arroyo), three exploration campaigns were done from 2020 to 2024. The first focused on the recognition of main lithological contacts and mineralized structures, large-scale mapping (1:25,000) and local rock sampling survey (50 m X 50 m grid), showed anomalous copper and gold values, 0.3% to 0.8% and 0.2 ppm to 0.5 ppm, respectively, next to the intrusive. Later, detailed mapping and sampling work using 1:5,000 scale and parametric rock sampling survey (200 m X 200 m grid) were done in the second and third exploration campaigns. Results from these exploration campaigns defined the most important targets for drilling due to their consistent copper and gold trend values within the skarns bodies. Several holes were drilled, and the lateral and deep extension of the bodies was proved. Copper and gold grades are lower than in the old levels that were mined previously, but still economic.

In El Cobre, two exploration campaigns were carried out, the first in 2020-2021 and the second in 2022-2024. A strategy similar to that used in Aranzazu near mine bodies was applied: the first campaign focused on the recognition of the main lithological contacts and mineralized structures, and the second on finding the lateral extension of the skarns to the north and south of the main intrusive contact. Anomalous copper values were found surrounding the contact (0.3% to 0.5% Cu) to the south. Two important targets were interpreted for drilling: “Limestone Bridge” (previously called Cerro Conejos) and the extension to the south of the San Antonio skarn body. The resulting drilling campaigns are further discussed in Section 7.2.3. During 2022 in La Apuesta project, a surface mapping and sampling program was done. The objective was testing the magnetic anomalies in the eastern portion of the Aranzazu deposit. There are no outcrops or any significant artisanal mines surrounding this area. In the north part of La Apuesta claim, high values in the magnetometry model were interpreted as a possible intrusive body. The follow-up drill programs are further discussed in Section 7.2.3. In 2023, after the first stage of the surface sampling campaign in the portion south of the claim, gold values in range of 0.2 g/t Au and 6.52 g/t Au were found from surface hand rock samples following the same mineralization regional trend NNW-SSE. Considering insignificant copper values, which are atypical compared to the Aranzazu deposit, and different alteration and mineral assemblage, a distal/low-temperature mineralization style possibly related to the latest stage of porphyry intrusive is proposed.

7.1.2	Geophysical Surveys

A regional airborne magnetometry study was carried out in the Aranzazu concessions in 2019. Anomalies associated with the extension of the intrusive bodies of intermediate composition were investigated as well as their relationship with skarn bodies of Aranzazu. Furthermore, the regional fault structures, which serve as key conduits for ascending hydrothermal fluids, were analyzed. The assessment revealed a strong response to the magnetometry method, effectively highlighting the region's structural geology. The survey covered the areas of GH, El Cobre, La Esperanza, Cabrestante, Cata-Arroyo, and La Apuesta, as shown in Figure 7-1.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 7-1: Airborne Magnetometry Map Showing Magnetic Susceptibility at 300 m Depth

250000
255000
260000
2730000
2725000
2720000
2715000
N
EL COBRE
ARANZAZU
CABRESTANTE
LA APUESTA
CATA-ARROYO
LA ESPERANZA
0.03309
0.00488
0.00178
0.00114
0.00050
-0.00014
-0.00075
-0.00134
-0.00193
-0.00252
-0.00386
-0.00610
-0.01989
FASusc
SI
0
1
2
3
4
5
Kilometres
Legend:
Aranzazu Claims
Inferred Fault

Aura Minerals Inc.

Aranzazu Mine

Zacatecas State, Mexico

Airborne Magnetometry Suceptibility 300 m Depth

Source: Aranzazu Exploration 2019.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

The airborne magnetometry survey incorporated a more detailed survey over a targeted area to enhance the understanding of the continuity of the mineralized bodies. This focused investigation, primarily in the Glory Hole (GH) area, aimed to refine the structural and geological interpretation by identifying magnetic anomalies associated with mineralization. The results provided valuable insights into the subsurface features, supporting exploration efforts and guiding future drilling programs in the region.

In 2020, a rerun of the airborne magnetometry for El Cobre area was performed. The main purpose was to identify the continuity of the intrusive and the contact with sedimentary rocks at depth (Figure 7-2). In 2023, data from magnetometry was recalibrated with overall information from deeper drill holes. The results of the magnetometry survey did not provide additional value or contribute to any changes in the current geological interpretation. The high and low susceptibility values from the magnetometry survey align with and support the current understanding of the regional behavior of the left-flank anticline contact between the granodioritic intrusion and the sedimentary rocks.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 7-2: Susceptibility from Geophysical Magnetometry Model of the El Cobre Area

Aura Minerals Inc.

Aranzazu Mine

Zacatecas State, Mexico

Geophysical Magnetometry Model
Susceptibility El Cobre area

SLR

3000
2000
1000
0.0
Z
0.04580
0.01473
0.00654
0.00305
0.00093
0.00009
-0.00075
-0.00159
-0.00289
-0.00430
-0.00664
-0.01089
-0.03371
CoreSusc
SI
2728000
2727000
2726000
2725000
2724000
2723000
2722000
2721000
2720000
Y
249000
250000
251000
252000
Z
X
Y

Source: Aranzazu Exploration 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

An induced polarization (IP) survey was also conducted in the Cata-Arroyo, La Esperanza, and Cabrestante area during 2021. The main purpose was to test the continuity of the skarn bodies at depth and the orientation of the sedimentary rocks. The survey results revealed a syncline structure representing the structural continuation of the La Caja anticline. This interpretation was tested in 2024 with deep drilling in the Esperanza zone to confirm the continuity of the mineralized skarn, the results of which are provided in Section 7.3.2.

7.2	Drilling

All drilling conducted prior to 2008 is considered historical and is discussed in greater detail in Section 5, as well as in the 2011 Technical Report (Aura 2011).

The drilling described in this section pertains exclusively to the drilling completed by Aura following its acquisition of the property in 2008. Table 7-1 summarizes the drilling campaigns completed by Aura since 2008. Figure 7-3 shows location and traces of surface drill holes completed by Aura, by drilling type.

Table 7-1: Aura Drilling Campaigns of Aranzazu

Year	Drill Type	No. of Drill holes	Meters Drilled (m)	Average Drill Hole Length (m)
2008	DD1	24	3,366.20	140.26
	RC2	33	6,722.39	203.71
	Total	57	10,088.59	176.99
2009	DD	68	18,201.95	267.68
	RC	17	3,892.29	228.96
	Total	85	22,094.24	259.93
2010	DD	197	60,215.80	305.66
	RC	184	30,810.13	167.45
	Total	381	91,025.93	238.91
2011	DD	30	7,135.40	237.85
2012	DD	20	1,294.35	64.72
2013	DD	37	3,283.15	88.73
2014	DD	40	4,559.10	113.98
2017	DD	7	1,403.60	200.51
2018	DD	87	5,420.64	62.31
2019	DD	235	19,256.85	81.94
	RC	8	217.00	20.57
	Total	243	19,473.85	80.14

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Year	Drill Type	No. of Drill holes	Meters Drilled (m)	Average Drill Hole Length (m)
2020	DD	241	31,828.90	132.07
	RC	29	487.50	16.81
	Total	270	32,316.40	119.69
2021	DD	174	44,756.56	257.22
	RC	18	542.90	30.16
	Total	192	45,299.46	235.93
2022	DD	197	42,814.25	217.33
2023	DD	224	46,476.00	207.48
2024	DD	112	33,203.79	296.46
Total		1,982	365,888.75
Notes: 1. Diamond Drill Hole 2. Reverse Circulation Drill Hole

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 7-3: Aranzazu Property Diamond Drill Hole Locations

N
+252500 E
+253000 E
+253500 E
+254000 E
+254500 E
+255000 E
+255500 E
+256000 E
+2724500 N
+2724000 N
+2723500 N
+2723000 N
+2722500 N
CONEXIÓN
BW
MX
GHFW
GHHW
CAB
CAB SW
ESPERANZA
CATA-ARROYO
Legend:
Claims
Drill Holes:
DD
RC
0
250
500
Metres
SLR
Aura Minerals Inc.
Aranzazu Mine
Zacatecas State, Mexico
Aranzazu Property Diamond
Drill Holes Locations

Source: Aura 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
7.2.1	Drilling Activities 2008-2009

In 2008, a total of 10,088.59 m was drilled in 57 holes including 24 DDH and 33 RC holes. A total number of 4,664 samples were taken and sent to an external laboratory to be analyzed for copper, gold, and silver.

In 2009, a total of 22,094.24 m was drilled in 85 holes including 68 DDH and 17 RC holes. A total number of 11,200 samples were taken and sent to an external laboratory to be analyzed for copper, gold, and silver.

Drilling in 2008 and 2009 mainly focused on the delineation and definition of Mexicana and GH Zones in preparation of production both by open pit and underground mining. The definition and delineation of GHFW and hanging wall were mainly concentrated on the shallower part of these zones. The south part of Mexicana Sur (MXS) was drilled mainly for underground mining.

The drilling campaigns successfully delineated the Mexicana zone and the shallower part of the GH Zone, converting Mineral Resources from the Indicated to the Measured category in the Mexicana zone. Additionally, Inferred Resources were added to the GH Zone, both in the hanging wall and footwall, at greater depths.

7.2.2	Drilling Activities 2010-2011

Between 2010 and 2011, Aura drilled 67,351.2 m of core in 227 holes and 30,810.1 m of RC drilling in 184 holes, mainly targeting the MX, AA, and GH Porphyry zones.

The 2010 drilling campaign by Aura was one of the most aggressive exploration campaigns in the Aranzazu mine. The total of 91,025.93 m was drilled in 381 holes including 197 DDH and 184 RC holes. A total of 42,146 samples were taken and sent to an external laboratory to be analysed for copper, gold and silver.

The drilling was focused on all mineralized zones in the Aranzazu mine. Infill drilling in MX successfully delineated ore bodies to prepare them for underground mining and expand the Mineral Resources in MX zones. In GH zones, deep drilling extended the footprint of mineralization to greater depth (up to 1500 m elevation) and expanded mineralization footprints in both the GHHW and GHFW.

RC drilling was mainly done in the GHHW zone at a shallower depth to delineate Mineral Resources and Mineral Reserves for open pit mining. Close surface drilling was successful in delineating GHHW.

In the Cabrestante and Cabrestante South zones exploration drilling expanded and increased Mineral Resources.

In 2011, 30 diamond drill holes were drilled, and 2,795 samples were taken. The exploration drilling was focused on Cabrestante and Cabrestante South zones in the southwest of the mine.

7.2.3	Drilling Activities 2012–2017

From 2012 to 2014, no exploration drilling was conducted at the  Mine. Drilling during this period focused on stope definition and delineation of mineralization below mining levels, targeting the BW, AA, Mexicana, and Glory Hole Porphyry zones, totaling 9,136.6 m in 97 core holes.

Drilling in 2012 and 2013, 20 DDH and 30 DDH, respectively, was predominantly definition drilling for the MX and BW zones. A total of 2,890 samples were taken and sent to the external laboratory. Drilling in 2014 was aimed to better define the MX, BW, and GHHW zones to refine

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

the geometry of mining stopes and reduce the external dilution. A total of 40 drill holes were drilled and 1,469 samples were taken and sent to the laboratory.

Between 2015 and 2017, the Mine was placed under care and maintenance, and only seven drill holes were drilled for geotechnical and metallurgical purposes.

7.2.4	Drilling Activities 2018–2024

From 2018 to 2024 with the re-opening of the Mine, Aura focused on exploration as well as drilling on the production ore bodies, GH zone, Mexicana, and BW. A total of 1,277 diamond holes were drilled:

•	62 holes for resource expansion

•	101 infill holes in the GH zone

•	15 geotechnical holes

•	12 deep holes in the GH zone

•	11 holes targeting Inferred material in the GH zone

•	1,076 definition drilling holes, comprising 32 in the BW zone, 168 in the Mexicana zone, and 876 in the GH zone.

Additionally, a total of 55 RC holes were drilled for definition purposes.

In the BW and Mexicana zones the definition drilling results confirmed the copper + gold + silver average grades (1.8%, 0.5 ppm and 25 ppm, respectively) but less thickness (from approximately 30 m to approximately 15 m). However, the deep continuity of the mineralized skarn is closed. In-depth geological and structural interpretation is required to evaluate further exploration on these zones.

Both the infill and deep drilling campaigns in the GH Zone have been successful. Although the lateral continuity of the skarn is poor, the deep extension of the zone continues with economic grades and approximately 25 m thickness. From the level 1840 to 1400 masl, the infill drilling mineralized GH Zone intersections have average grades of 2% Cu, 1.0 ppm Au, 20 ppm Ag, and 30 m thickness. The deep drilling testing the depth extent of the mineralization below level 1400 masl returned values of 1.5% Cu, 0.40 Au ppm, 12 Ag ppm, and 20 m thickness with mineralization still open at depth. Significant intercepts for GH and Mexicana Zones, including Cu >1%, are showed in Table 7-2.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 7-2: Significant Intercepts from 2020-2024 Drill Campaign GH and Mexicana Zones

Hole ID	Zone	Mineralized Interval (m)			Assay Results
		From	To	Interval	Cu (%)	Au (g/t)	Ag (g/t)
M-20-0005	GHFW	512.33	553.82	41.49	5.43	2.51	65.92
M-20-0006	GHFW	533.25	583.25	50.00	6.46	3.68	95.21
M-20-0010	GHFW	521.25	548.35	27.10	2.24	0.99	30.25
M-20-0028	GHFW	898.15	902.15	4.00	1.41	0.65	1.41
M-20-0035	GHFW	842.63	852.62	9.99	1.70	0.93	17.51
M-21-0049	GHFW	710.97	741.75	30.78	2.01	0.78	21.32
M-21-0056	GHFW	603.51	616.15	12.64	2.38	1.13	27.38
M-21-0057	GHFW	598.42	647.84	49.42	1.50	0.91	17.19
M-21-0061	GHFW	604.40	631.07	26.67	3.00	1.64	34.61
M-22-0085	GHHW	236.74	252.56	15.82	1.34	0.53	15.37
M-22-0088	GHFW	562.55	571.68	9.13	1.41	0.71	13.43
M-22-0089	GHFW	473.95	533.11	59.16	1.38	0.81	17.91
M-22-0090	GHHW	254.17	275.92	21.75	1.46	0.61	20.90
M-22-0091	GHFW	477.28	490.08	12.80	1.00	0.51	8.16
M-22-0091	GHFW	530.13	545.38	15.25	1.69	0.73	15.50
M-22-0093	GHFW	529.80	546.75	16.95	1.94	0.86	21.85
M-23-0099	GHFW	246.75	310.65	63.90	3.09	2.04	55.00
M-23-0100	Mexicana	138.84	141.75	2.91	3.24	1.10	45.00
M-23-0113	GHHW	811.66	816.40	4.74	1.03	0.35	8.34
M-23-0115	GHHW	838.22	841.18	2.96	1.13	0.82	13.26
M-23-0118	Mexicana	102.80	107.14	4.34	1.18	0.70	11.00
M-23-0144	GHFW	30.87	35.67	4.80	1.51	0.70	20.00
M-23-0145	GHFW	1.35	10.10	8.75	1.00	1.04	14.00
M-23-0158	GHFW	306.85	326.72	19.87	1.66	0.68	15.00
M-23-0158	GHHW	183.60	187.45	3.85	1.01	0.81	13.00
M-23-0159	GHFW	376.52	407.05	30.53	1.40	0.67	18.11
M-23-0159	GHHW	184.76	222.78	38.02	1.96	0.72	33.00
M-24-0172	GHFW	375.52	387.85	12.33	2.22	1.74	29.01
M-24-0172	GHHW	214.88	235.40	20.52	1.91	0.66	25.73
M-24-0175	GHHW	535.48	541.71	6.23	1.043	0.27	15.00
M-24-0191	GHHW	333.20	338.65	5.45	5.79	2.20	69.24
M-24-0196	GHFW	584.93	600.62	15.69	1.34	0.47	9.04
M-24-0196	GHHW	432.64	445.64	13.00	1.43	0.34	21.34
M-24-0199	GHFW	619.40	626.72	7.32	1.08	0.66	10.93
M-24-0199	GHHW	499.65	514.61	14.96	2.54	2.07	35.63
M-24-0200	GHHW	393.05	400.88	7.83	1.08	0.19	9.78
M-24-0201	GHHW	472.75	496.21	23.46	1.59	0.55	18.55

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

El Cobre

In 2020, Aura started the first of three drilling campaigns in El Cobre. A total of 40 underground holes were drilled during the first and second campaigns from level 9 (locally known as “Socavon”). The purpose was to test the continuity at depth of the previously mined economic skarn bodies. The skarn was intercepted, but with lower copper and gold grades and poor continuity in the mineralization.

A third campaign was completed between 2022 and 2024. In this campaign 12,700 m of drilling was completed over 21 holes from surface, focused on the Jabonera-Palomas deep and San Antonio zones. A narrow, high grade zone, grading 3% Cu over 5 m was found in Jabonera-Palomas deep skarn, approximately 450 m below the lowest existing mine level and approximately 800 m below surface. In the San Antonio zone, three holes found grade continuity to the south of the mineralized skarn (10 m at 1.2% Cu and 0.5 ppm Au). This was intersected 400 m below surface and 350 m horizontal distance from level 9.

In Limestone Bridge, eight drill holes were completed (three from underground and five from surface) with no relevant copper grades, only disseminated silver values related to CRD mineralization. However, at San Antonio, economic copper and gold values were found in the south zone, a “hidden” extension of the body with no outcrops on surface. Seven drill holes (four from underground and three from surface) intersected 1% to 1.3% Cu and 0.3 ppm to 0.8 ppm Au. These results are further detailed by drill hole in Table 7-3.

Table 7-3: Significant Intercepts from 2022-2024 Drill Campaign San Antonio South Zone

Hole ID	Year Drilled	Depth	Type	Domain	From	To	Apparent Width (m)	Cu (%)	Au (g/t)	Ag (g/t)
D-22-0031	2022	698	Potential	San Antonio	422.68	423.72	1.04	0.37	0.02	2.00
D-22-0035	2022	702	Potential	San Antonio	395.73	414.82	19.09	0.09	0.03	4.00
D-22-0036	2022	610	Potential	San Antonio	501.78	529.1	27.32	0.48	0.23	6.00
D-22-0042	2022	626	Potential	San Antonio	489.76	498.7	8.94	0.61	0.10	20.00
D-24-0060	2024	842	Potential	San Antonio	628	639	11.00	1.34	0.15	10.00
D-24-0061	2024	1,000	Potential	San Antonio	802.42	804.15	1.73	1.58	0.18	4.00
D-24-0062	2024	782	Potential	San Antonio	583.48	598.44	14.96	1.13	0.41	6.00

La Apuesta

Following surface mapping and sampling completed in 2022, drilling to test the identified magnetic anomalies was conducted in the north part of La Apuesta. The first drilling campaign of three holes encountered no evidence of mineralization. Only a large cover of Ahuichila conglomerate of approximately 300 m average depth was found. Neither intrusive nor metamorphic alterations were encountered. However, in 2023 in the south portion of the claim, anomalous carbonates-iron oxides-gold values were found on surface. The second drilling campaign included five strategic holes and intersected the same carbonates - iron oxides– gold assemblage + high manganese values. Early interpretations by Aura suggest a CRD style deposit.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

La Esperanza

Several 2024 drill holes in La Esperanza Zone, including M-24-0206, M-24-0207, M-24-0208, M-24-0210, and M-24-0214, intersected approximately 10 m of skarn with average grades of 1.5% Cu and 0.3 ppm Au at depth. Detailed results from these drill holes are outlined in Table 7-4. Additional drilling is planned for future campaigns to further explore this potential.

Table 7-4: Significant Results from La Esperanza Drill Hole 2024 Deep Drill Program

Hole ID	Year Drilled	Depth (m)	Type	Domain	From (m)	To (m)	Apparent Width (m)	Cu (%)	Au (g/t)	Ag (g/t)
M-24-0206	2024	872.40	Potential	Esperanza	695.45	724.83	29.38	0.75	0.32	7.13
M-24-0207	2024	1,050.40	Potential	Esperanza	780.40	784.40	4.00	0.57	0.20	7.94
M-24-0208	2024	942.05	Potential	Esperanza	829.10	839.82	10.72	1.26	0.54	11.20
M-24-0210	2024	1,116.85	Potential	Esperanza	710.65	715.85	5.20	0.85	0.10	12.47
M-24-0214	2024	930.10	Potential	Esperanza	687.87	703.93	16.06	1.05	0.47	12.69

7.2.5	Drilling Procedures

7.2.5.1	Surface Diamond Drilling

The diamond drilling procedure establishes comprehensive guidelines to ensure safe and efficient surface drilling operations while protecting worker safety and the environment. It begins with meticulous planning, where geologists, equipped with geological expertise and tools like Leapfrog Geo, design drill programs tailored to specific objectives. These plans are shared with stakeholders and include detailed drilling data, timeframes, and a risk analysis for drills that may pose operational hazards.

Prior to drilling, the site is prepared and inspected to verify its stability and readiness. This includes assessing environmental impact and ensuring compliance with area and equipment requirements. Equipment is transported and installed carefully, using appropriate hydraulic jack and adhering to weight restrictions. The drilling rig is secured and aligned to meet the geological specifications, ensuring accuracy and minimizing operational risks.

During operations, the drilling process follows strict protocols. Safety measures are prioritized, including the use of protective guards, safe handling of tools, and maintaining appropriate distances during rotation. Samples of rock cores are extracted methodically to preserve their integrity. Measurements to monitor deviations are conducted using Gyro Sprint non-magnetic tool (IMDEX), taking measurements every 25 m, recorded digitally and updated in real time through the certified IMDEX HUB-IQ cloud.

Post-drilling activities focus on maintaining cleanliness and ensuring waste is disposed of in line with environmental standards. Waste materials, such as drilling fluids and steel components, are managed according to established procedures to minimize environmental impact. Throughout the operation, workers are required to wear designated personal protective equipment, including helmets, gloves, and respirators, to safeguard against risks like noise exposure, ergonomic strain, and falling objects.

The procedure enforces strict restrictions, prohibiting untrained personnel or faulty equipment from being used, and mandates halting operations if safety or environmental standards are not met. Regular updates to the procedure ensure alignment with Mexican safety (NOM) and

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

environmental regulations, reflecting advancements in practices or lessons from incident investigations. This structured approach aims to deliver high-quality results while prioritizing worker safety and environmental sustainability.

7.2.5.2	Underground Diamond Drilling

Aura has also prepared a diamond drilling procedure for its underground drilling activities that ensures efficiency while ensuring compliance with safety and environmental standards. The procedure includes planning, where geologists design the drilling program using Leapfrog Geo, considering geological parameters, infrastructure, and operational requirements. It emphasizes thorough pre-drill preparation, such as securing worksite approval, verifying safety equipment, and coordinating with all involved departments.

During drilling, strict adherence to safety protocols is mandated. Operators and assistants must inspect and maintain equipment, use personal protective equipment (PPE), and follow step-by-step procedures for assembling, operating, and dismantling drilling machinery. Key tasks include sample extraction, tool alignment, and ensuring accurate measurements of core deviation and drill path.

For proper alignment of the equipment, the drilling surface is first leveled using hydraulic jacks. The driller positions the machine's arm to align the mast in a specified direction, inclination, and azimuth. Assistants place a tube in the trap, check the data on the TN-14 tablet, and synchronize the equipment with the borehole data, ensuring consistency with the specified direction and azimuth. Finally, the breaking point and anchor point are marked.

To recover the inner tube with the sample, the workspace must be kept free of objects to avoid accidents. If the core is exposed, it must be handled carefully to avoid injuries and placed in secured storage boxes for proper transportation. Once emptied, the inner tube is cleaned, inspected, and lubricated for its next use.

Deviation measurements are conducted at 25 m intervals using Gyro Sprint tools, which must be inspected and removed if any anomalies are detected. Data is collected after stabilizing the equipment and safely extracted using the wireline. Finally, results are recorded and synchronized at the end of the shift, ensuring order and traceability.

Drill hole orientation using IMDEX (ACT) equipment begins with verifying that the device is calibrated and functioning correctly. The equipment is then securely placed at the desired depth in the drill hole, aligned with the azimuth and inclination specified by the geological team. Once activated, the device collects orientation data, ensuring stability throughout the process. The data is subsequently retrieved, validated, and synchronized with the IMDEX tablet before being logged and uploaded to the IMDEX HUB-IQ cloud for storage.

Post-drilling activities involve waste management, such as the safe disposal of fluids and materials, and maintaining cleanliness to prevent environmental contamination. The procedure emphasizes compliance with Mexican norms (NOM) related to safety, noise, lighting, and mechanical vibrations. It also requires regular inspections and the use of certified tools to mitigate risks associated with falls, dust, or equipment failures.

Environmental safeguards include managing drilling by-products like used oil and steel and minimizing water and air pollution. Emergency preparedness is highlighted with measures for spill containment and response. The protocol is comprehensive, covering extraordinary activities like installing obturators for water control or dealing with abnormal terrain conditions, ensuring flexibility to adapt to unique project requirements. Worker training, equipment certification, and adherence to detailed reporting standards ensure the process meets high safety and quality benchmarks.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
7.2.5.3	Core Logging Procedure

The core logging procedure provides a systematic approach to the geological analysis and documentation of diamond drill core samples. The process begins with the reception and organization of core boxes, ensuring accurate drill and depth data in the tags, and washing to reveal features. Geologists verify the integrity of the core and ensure proper handling and setup for logging activities.

The geotechnical logging process focuses on evaluating rock mass quality by recording parameters such as Rock Quality Designation (RQD), core recovery (comparing the measured core length to drill mark intervals on the tag), and Q-Barton parameters (Jn, Jr, and Ja), following the procedures recommended by Call & Nicolas, Inc. (CNI) and AMC Mining Consultants (AMC). The logging also distinguishes between natural and mechanical fractures, using specific methods to mark and document these features accurately. Detailed measurements are captured using specialized software, such as MX Deposit, to facilitate accurate data management.

Structural logging focuses on recording the orientation of geological features, utilizing the REFLEX IQ-LOGGER™ tool to measure angles and alignments. These data aid in reconstructing the original orientation of rock structures, critical for geological and geomechanical interpretations.

Geological logging includes identifying lithological contacts, alterations, mineralization, and structural characteristics. This information is systematically coded and documented to develop a comprehensive geological model. Sampling protocols require selecting uniform intervals ranging from a minimum of 0.15 m to a maximum of 1.5 m. Quality assurance and control (QA/QC) measures, including the use of blanks, standards, and duplicates, are implemented to ensure the reliability of the data.

Finally, core photographs are taken under standardized conditions with a Sony Cybershot DSC-HX400V Digital Camera, with one box per photo, to create a permanent visual record. The images are stored on an Aranzazu server and labeled systematically by hole name and box number for easy retrieval (e.g., M-24-0171_BOX_01). The entire logging procedure adheres to safety and environmental standards, ensuring accurate, high-quality geological data for exploration and mining projects.

The SLR QP is of the opinion that there are no drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results and that the results are suitable for use in Mineral Resource estimation.

7.3	Hydrogeology Data

A comprehensive hydrogeological evaluation of the Aranzazu mine site was completed in 2021 by Hidro Lógica Ambiental (Hidro 2021). The study created conceptual and mathematical hydrogeological models of the mine area. The models integrated previous geologic, hydrogeologic, and geotechnical studies and exploration data to evaluate underground water flow dynamics.

Ten main hydrogeological units were identified, differentiated by lithology and rock quality metrics such as RQD and Rock Mass Rating (RMR). These units include skarn, marble, hornfels, limestone, and unconsolidated deposits. Fracture density and rock alteration were found to significantly influence permeability, with hornfels being the most fractured and permeable unit.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Static water levels vary between 10 m to 30 m below ground. The hydraulic gradient generally flows northeast, aligning with surface water drainage patterns. High hydraulic gradients indicate potential zones of low permeability, notably between the mine and surrounding areas.

A mathematical model was developed using Visual MODFLOW Flex to simulate water flow and assess aquifer behavior. The model includes recharge rates, boundary conditions, and extraction wells. Calibration indicates stable aquifer conditions with minor drawdown.

The study recommended the following actions be taken by the site:

•	Install additional piezometers to monitor hydraulic behavior more accurately.

•	Conduct slug tests or air-lift tests during piezometer installation to improve subsurface characterization.

•	Explore limestone and alluvial zones near the El Salero well for potential additional water resources.

Additional piezometers have not been installed since the completion of the study. The third recommendation from this study is related to reviewing potential additional water sources. This recommendation is outstanding and consistent with the SLR QP’s recommendation (Section 17.4.3).

7.4	Geotechnical Data

Please see report Section 13.1 for a description of the geotechnical data.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
8.0	Sample Preparation, Analyses, and Security

This section summarizes the sample preparation, analysis, and security protocols for the Aranzazu Mine, based on the procedures and documentation provided to SLR.

8.1	Laboratories

Aura has utilized several independent laboratories for the analysis of the Aranzazu deposit throughout various drilling campaigns. These laboratories are listed:

•	Echo Tech Laboratory – BC, Canada (2009-2011)

•	Inspectorate America Corporation – Nevada, USA (2010)

•	SGS Mexico – Durango, Mexico (2013-2015)

•	Bureau Veritas Mexico – Mexico (2018-2020)

•	Bureau Veritas Canada – BC, Canada (2020-2022)

•	ALS Chemex – Sonora, Mexico (2022-2024)

All these independent laboratories are accredited with ISO/IEC 17025, ensuring the reliability and accuracy of the analytical methods applied to the Aranzazu deposit.

Currently, exploration drilling samples are sent to the certified ALS Laboratory in Mexico. Since 2022, delineation drilling, channel, and stockpile samples have been assayed at Aura’s internal laboratory, the Aura Minerals Lab, which is located on-site. The Aura Minerals Lab is not accredited to any international standard and is not independent of Aura, however, the dual-laboratory approach ensures that the internal laboratory operates within its capacity limits, thereby preventing potential delays in reporting and maintaining the integrity of the analytical results.

8.2	Sample Preparation and Analysis

At the drill site, cores are placed in plastic boxes (2.5” high x 0.60 m long x 0.30 m wide), marked with depth indicators, and transported by an Aura technician to the logging facility. Logging and sampling are conducted under the supervision of registered professionals, including geologists and engineers.

Samples are typically 0.3 m to 1.5 m in length, avoiding geological contacts. The core is cut lengthwise with an automatic core cutting machine along a geologist-drawn line, preserving orientation. The top half is bagged and tagged for lab shipment, while a corresponding tag is stapled in the box for reference.

Following the completion of the drilling sampling protocol, all collected data is compiled into an Excel spreadsheet. This spreadsheet is then imported as a CSV file into MX Deposit for further analysis and record-keeping.

Sample preparation and analysis at the Aura Minerals Lab consisted of the following:

•	Samples were dried between 140ºC and 160ºC, with crushing at 80% passing (P80) on a 10 mesh ASTM (American Standard Test Sieve Series), split using a splitter to achieve a sample size of 200 g to 250 g, and pulverized to 90% passing a 200-mesh screen (-75 µm).

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
•	Samples were analyzed for Au using a standard fire assay (FA) with a 20.2 g aliquot, aqua regia digestion, and atomic absorption spectroscopy (AAS) finish.

•	Determination of Ag, Mo, Cu, Pb, Zn, As, Fe, Sb, Bi, and Cd is conducted using an aliquot of approximately 0.5 g, followed by an aqua regia digestion and an AAS finish.

Sample preparation and analysis at ALS consisted of:

•	Samples were dried at 105ºC, with crushing at 85% on a ¼" Tyler 9 mesh, US Std. No.10 mesh, split using a Jones riffle splitter (250 g to 280 g), and pulverized to 85% passing a Tyler 200 mesh, US Std. No. 200 (-75 µm).

•	Samples were analyzed for Au using a standard FA with a weight between 30 to 50 g aliquot, aqua regia digestion, and AAS finish.

•	Assays were also complemented using 35 multielement ICP-AES method and Four-Acid digestion. For samples with upper limits, assays were conducted using AAS where appropriate.

Sample preparation and analysis at Bureau Veritas consisted of:

•	Samples were crushed at 80% on a 10 mesh ASTM, split using a splitter (500 g), and pulverized to 90% passing a 200-mesh screen (-75 µm).

•	Samples were analyzed for Au using a standard FA with a 10+/- 0.5 g aliquot, aqua regia digestion, and AAS finish.

•	Determination of Ag, Cu, Pb, Zn, As, Ni, Co, Fe, Sb, Bi, and Cd is conducted using an aliquot of approximately 0.5 g, followed by an aqua regia digestion and an AAS finish.

Sample analysis at SGS consisted of:

•	Samples were analyzed for Au and Ag using a standard FA with a 30 g aliquot, followed by AAS finish for gold and gravimetric analysis for silver.

•	Determination of As, Cu, Pb, Zn, Ni, Fe, Sb, and Na2O2 was conducted using an aliquot of approximately 1.0 g, followed by an aqua regia digestion, and inductively coupled plasma – optical emission spectroscopy (ICP-OES) finish.

Figure 8-1 and Figure 8-2 show schematic flow charts of sample preparation and internal controls inserted by Aura Minerals Lab and ALS, respectively.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 8-1: Aura Minerals Lab Sample Preparation Flow Chart

Source: Aura 2024

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 8-2: ALS Sample Preparation Flow Chart

Source: Aura 2024

8.3	Density Determination

The determination of density involves a systematic process to ensure accurate measurements. Initially, samples are selected based on significant changes in rock type and mineral content observed during geological logging. These samples are chosen from stable rock zones to facilitate easy handling and precise measurement.

The selected samples are dried in an oven to remove any moisture, then weighed to obtain their dry mass. Next, the samples are coated with paraffin wax to make them impermeable to water. After the wax coating has solidified, the samples are weighed again. They are then submerged in water to measure their submerged weight, which helps in calculating the sample's volume.

The density is calculated by dividing the mass of the sample by its volume. All data collected during this process are recorded and imported into MX Deposit for further analysis and record-keeping. This thorough procedure ensures that the density measurements accurately reflect the geological variations within the sampled area.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

The density is calculated using the following formulas:

= P – (1) Where: Vsw: Sample volume covered with wax P: Sample mass with wax Swax: Weight of the waxed sample suspended in water	= – (3) Where: V: Sample volume Vsw: Wax coated sample volume Vwax: Wax volume
Vwax = (2) Where: Vwax: Wax coating volume W: Dry sample mass Kwax: Wax density	GB = (4) Where: Gb: Bulk Density M: Dried sample mass V: Sample volume

Currently, Aura has implemented systematic bulk density measurements totaling 8,581 measurements for the Aranzazu deposit.

8.4	Quality Assurance and Quality Control

Quality assurance consists of evidence that the assay data has been prepared to a degree of precision and accuracy within generally accepted limits for the sampling and analytical method(s) to support its use in a mineral resource estimate. Quality control consists of procedures used to ensure that an adequate level of quality is maintained in the process of collecting, preparing, and assaying the exploration drilling samples. In general, QA/QC programs are designed to prevent or detect contamination and allow assaying (analytical), precision (repeatability), and accuracy to be quantified. In addition, a QA/QC program can disclose the overall sampling-assaying variability of the sampling method itself.

8.4.1	QA/QC Protocols

Aranzazu has implemented a QA/QC program for drilling campaigns from 2007 to the present. SLR compiled the data for gold (Au) and copper (Cu) and reviewed the silver (Ag) data; however, due to the minor contribution of silver to the deposit (<5%), it was not compiled in this report. For drilling campaigns completed prior to 2018, geologists inserted control samples as needed, where mineralized intervals were present, providing flexibility. In production drilling, control samples are placed systematically according to a predefined plan to ensure consistent quality control. The insertion rates are as follows: blanks at 3% to 4% (1 in 25 samples), duplicates at 2% (1 in 50 samples), and standards (certified reference materials, or CRMs) at 4% to 5% (1 in 20 to 25 samples). Table 8-1 summarizes insertion rates by year.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 8-1: Aranzazu QA/QC Sample Insertion Rates

Year	Primary samples	Blanks		Field Duplicate		Pulp Duplicate		CRMs		Total QC		Total # of Samples
	#	#	%	#	%	#	%	#	%	#	%
Historical (pre-2018)	63,499	2,366	3%	4,353	6%	1,381	2%	2,075	3%	10,175	14%	73,674
2018	4,015	146	3%	192	4%		0%		0%	338	8%	4,353
2019	16,932	526	3%	838	4%		0%	628	3%	1,992	11%	18,924
2020	7,257	288	4%	112	1%	130	2%	399	5%	929	11%	8,186
2021	16,581	695	4%	128	1%	122	1%	874	5%	1,819	10%	18,400
2022	16,341	627	3%	434	2%	423	2%	669	4%	2,153	12%	18,494
2023	14,161	463	3%	339	2%	463	3%	683	4%	1,948	12%	16,109
2024	15,544	638	4%	238	1%	342	2%	756	4%	1,974	11%	17,518
Total	154,330	5,749	3%	6,634	4%	2,861	2%	6,084	3%	21,328	12%	175,658

A total of 175,658 drilling samples were submitted to various participant laboratories, which included 21,328 control samples. These comprised 5,749 blanks, 6,634 field duplicates, 2,861 pulp duplicates, and 6,084 CRMs. Additionally, Aranzazu utilized SGS as a secondary laboratory (i.e., check assay), submitting 2,223 pulp samples from 2019 to the present drilling campaigns.

The following discussion details SLR's review of the Aranzazu QA/QC database, covering data from historical work through the 2024 drilling campaign.

8.4.1.1	Certified Reference Materials

Results of the regular submission of CRMs (standards) are used to identify potential issues with specific sample batches and long-term biases associated with the primary assay laboratory. SLR reviewed the results from ten different standards used from historical work (pre-2018) to 2024.

A total of 6,084 CRMs, sourced from CDN Resource Laboratories Ltd. (CDN), were inserted into drilling sample streams and submitted to Inspectorate, Echo Tech, SGS, Bureau Veritas, Aura Minerals Lab, and ALS. The upper and lower control limits were determined using three standard deviations (SD) above and below the expected value.

Since 2019, all laboratories have demonstrated good performance for copper with biases of less than 5%, except for CRMs CDN-CGS-17 and CDN-CGS-22, which were used at Bureau Veritas. The elevated biases for these CRMs are attributed to differences in digestion methods between the primary laboratory and the CDN-CRM preparation, rather than an accuracy issue with Bureau Veritas. Historical CRM phases also exhibit acceptable biases below 5%, although higher outlier rates were observed, particularly during the Inspectorate and SGS periods (2010 to 2015). Results of the CRM sampling are presented in Table 8-2 and Table 8-3 for copper and gold, respectively.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 8-2: Expected Values and Ranges of CRM for Copper

Lab	CRM	Period Range	No. Samples	Mean (%)	EV1 (%)	SD2 (%)	No. Outliers	Bias (%)	Outliers (%)
ALS	CDN-CM-41	2022 - 2024	149	1.7	1.71	0.025	12	1.7	8.1
	CDN-CM-42	2022 - 2023	31	0.5	0.529	0.009	0	-1.1	0
	CDN-CM-46	2022 - 2024	162	1.1	1.13	0.02	7	1.6	4.3
	CDN-CM-47	2022 - 2023	31	0.7	0.724	0.014	1	0.2	3.2
	CDN-ME-1404	2023 - 2023	33	0.5	0.484	0.011	0	0.7	0
	CDN-ME-1707	2023 - 2023	5	2.8	2.72	0.055	0	3.5	0
	CDN-ME-2205	2023 - 2024	34	0.2	0.216	0.005	0	0.2	0
Aura Minerals	CDN-CM-41	2023 - 2024	193	1.7	1.71	0.025	18	-1.8	9.3
	CDN-CM-42	2023 - 2023	17	0.5	0.529	0.009	7	-2.9	41.2
	CDN-CM-45	2024 - 2024	175	0.8	0.747	0.014	5	0.5	2.9
	CDN-CM-46	2023 - 2024	385	1.1	1.13	0.02	30	-1	7.8
	CDN-ME-1404	2023 - 2024	84	0.5	0.484	0.011	9	-3.4	10.7
	CDN-ME-1409	2023 - 2023	17	0.2	0.242	0.005	4	0.3	23.5
	CDN-ME-1707	2023 - 2023	6	2.7	2.72	0.055	0	-1.7	0
	CDN-ME-2205	2023 - 2024	310	0.2	0.216	0.005	3	0.3	1
Bureau Veritas	CDN-CGS-17	2019 - 2019	76	2.1	2.36	0.055	68	-10.6	89.5
	CDN-CGS-22	2019 - 2019	12	0.7	0.725	0.014	5	-8.3	41.7
	CDN-CGS-28	2019 - 2021	499	2	2.089	0.048	18	-3	3.6
	CDN-CM-19	2021 - 2022	36	2	2.04	0.055	0	-1.8	0
	CDN-CM-24	2019 - 2019	11	0.4	0.365	0.01	1	-0.2	9.1
	CDN-CM-28	2019 - 2022	516	1.3	1.37	0.035	7	-2.6	1.4
	CDN-CM-29	2019 - 2019	20	0.7	0.734	0.022	0	-3.9	0
	CDN-CM-41	2022 - 2023	217	1.7	1.71	0.025	15	-1.1	6.9
	CDN-CM-42	2019 - 2023	696	0.5	0.529	0.009	70	-1.1	10.1
	CDN-CM-46	2022 - 2023	225	1.1	1.13	0.02	9	-1.1	4
	CDN-CM-47	2022 - 2023	23	0.7	0.724	0.014	0	1.2	0
	CDN-ME-12	2019 - 2019	25	0.4	0.428	0.01	0	-1.6	0
Eco Tech	CDN-CGS-11	2009 - 2011	6	0.7	0.683	0.013	0	0.6	0
	CDN-CGS-17	2010 - 2011	343	2.4	2.36	0.055	3	0.3	0.9
	CDN-CGS-22	2009 - 2011	1108	0.7	0.725	0.014	39	-0.4	3.5
	CDN-HC-2	2009 - 2011	160	4.7	4.63	0.13	0	0.4	0
Inspectorate	CDN-CGS-11	2010 - 2010	40	0.7	0.683	0.013	21	-3.8	52.5
	CDN-HC-2	2010 - 2010	47	4.4	4.63	0.13	19	-4.7	40.4
SGS	CDN-CGS-28	2013 - 2015	116	2	2.089	0.048	46	-2.6	39.7
	CDN-CM-13	2013 - 2015	112	0.7	0.786	0.018	65	-7.6	58
	CDN-CM-24	2013 - 2015	81	0.3	0.365	0.01	15	-4.5	18.5
Notes: 1. Expected Value 2. Standard Deviation

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 8-3: Expected Values and Ranges of CRM for Gold

Lab	CRM	Period Range	No. Samples	Mean (g/t)	EV (g/t)	SD (g/t)	No. Outliers	Bias (%)	Outliers (%)
ALS	CDN-CM-41	2022 - 2024	163	1.6	1.6	0.075	13	2.2	8
	CDN-CM-42	2022 - 2023	31	0.6	0.576	0.025	2	0.4	6.5
	CDN-CM-45	2024 - 2024	104	1.8	1.84	0.09	2	-1.2	1.9
	CDN-CM-46	2022 - 2024	283	2.3	2.25	0.13	15	2.4	5.3
	CDN-CM-47	2022 - 2023	31	1.1	1.13	0.055	2	0.2	6.5
	CDN-ME-1404	2023 - 2024	53	0.9	0.897	0.032	2	-0.6	3.8
	CDN-ME-1707	2023 - 2023	5	2.1	2.02	0.107	0	4.3	0
	CDN-ME-2205	2023 - 2024	148	0.9	0.882	0.05	0	-0.6	0
Aura Minerals	CDN-CM-41	2023 - 2024	179	1.6	1.6	0.075	4	-1.7	2.2
	CDN-CM-42	2023 - 2023	16	0.6	0.576	0.025	7	7.5	43.8
	CDN-CM-45	2024 - 2024	71	1.9	1.84	0.09	0	0.7	0
	CDN-CM-46	2023 - 2024	267	2.2	2.25	0.13	3	-3.7	1.1
	CDN-ME-1404	2023 - 2024	64	0.8	0.897	0.032	17	-9.4	26.6
	CDN-ME-1409	2023 - 2023	17	0.6	0.646	0.035	1	-2.1	5.9
	CDN-ME-1707	2023 - 2023	5	2.1	2.02	0.107	0	5.3	0
	CDN-ME-2205	2023 - 2024	196	0.9	0.882	0.05	0	-1.7	0
Bureau Veritas	CDN-CGS-17	2018 - 2019	110	2.3	2.43	0.17	10	-4.4	9.1
	CDN-CGS-22	2018 - 2019	26	0.7	0.64	0.03	16	9.7	61.5
	CDN-CGS-28	2019 - 2021	512	0.7	0.727	0.038	36	0.8	7
	CDN-CM-19	2021 - 2022	36	2.1	2.11	0.11	0	0.2	0
	CDN-CM-24	2018 - 2019	78	0.6	0.521	0.028	36	13.6	46.2
	CDN-CM-28	2018 - 2022	546	1.4	1.38	0.085	30	3.4	5.5
	CDN-CM-29	2019 - 2019	20	0.7	0.72	0.034	5	-8.1	25
	CDN-CM-41	2022 - 2023	218	1.6	1.6	0.075	15	-1.1	6.9
	CDN-CM-42	2018 - 2023	717	0.6	0.576	0.025	78	1.2	10.9
	CDN-CM-46	2022 - 2023	222	2.2	2.25	0.13	14	-0.7	6.3
	CDN-CM-47	2022 - 2023	23	1.2	1.13	0.055	0	5.1	0
	CDN-ME-12	2018 - 2019	33	0.4	0.348	0.02	12	9.4	36.4

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Lab	CRM	Period Range	No. Samples	Mean (g/t)	EV (g/t)	SD (g/t)	No. Outliers	Bias (%)	Outliers (%)
Eco Tech	CDN-CGS-11	2009 - 2011	6	0.7	0.73	0.034	0	0.2	0
	CDN-CGS-17	2010 - 2011	317	2.5	2.43	0.17	2	2.1	0.6
	CDN-CGS-22	2009 - 2011	1057	0.7	0.64	0.03	16	5	1.5
	CDN-HC-2	2009 - 2011	158	1.7	1.67	0.06	0	0.7	0
Inspectorate	CDN-CGS-11	2010 - 2010	40	0.7	0.73	0.034	9	-5.7	22.5
	CDN-HC-2	2010 - 2010	46	1.6	1.67	0.06	13	-3.8	28.3
SGS	CDN-CGS-17	2018 - 2018	36	2.5	2.43	0.17	2	3.8	5.6
	CDN-CGS-22	2018 - 2018	9	0.8	0.64	0.03	9	20.5	100
	CDN-CGS-28	2013 - 2018	100	0.7	0.727	0.038	9	3.1	9
	CDN-CM-13	2013 - 2015	104	0.8	0.74	0.047	11	4.1	10.6
	CDN-CM-24	2013 - 2018	100	0.6	0.521	0.028	22	6.5	22
	CDN-CM-42	2015 - 2018	9	0.7	0.576	0.025	9	25.4	100
Notes: 1. Expected Value 2. Standard deviation

The SLR QP noted overall good performance from 2019 onwards for all participant laboratories assaying gold. A positive bias of 13.6% with 31 failures was observed in CRM CDN-CM-24 assayed by Bureau Veritas in 2019 (Table 8-3). However, this issue partly arose from a set of samples initially labeled as general 'STD' and later reclassified as this CRM based on nominal values in the database, reflecting uncertainty in the bias obtained. The SLR QP recommends continuous monitoring of CRM results and investigation of potential mislabels to avoid masking real biases and to allow for re-runs if necessary. For periods before 2019, SGS presented the poorest performance compared to Eco Tech and Inspectorate. However, the insufficient number of CRMs inserted does not significantly impact the overall gold results.

Figure 8-3 and Figure 8-4 illustrate the CRM z-score charts for copper and gold, respectively.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 8-3: Aranzazu CRM Z-Score for Copper

Figure 8-4: Aranzazu CRM Z-Score for Gold

8.4.1.2	Blank Material

The regular submission of blank material is used to assess contamination during sample preparation or analysis and to identify sample numbering errors. Aranzazu uses limestone and intrusive rock with a diameter greater than 1 inch (2.54 cm), sourced from within the Aranzazu mining district. Fine blank material, verified to be sterile, is based on cement. Blanks are inserted immediately after the visual mineralized samples.

A total of 5,479 blanks were inserted from 2010 to present and shipped to ALS, Aura Minerals Lab, Bureau Veritas, Echo Tech, Inspectorate, and SGS accompanying primary sample

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

batches. Aranzazu considered samples as failures if they exceeded 50 times the element detection limit.

The SLR QP did not observe major contamination occurrences during either analysis or preparation at any of the participant laboratories or for any of the elements evaluated, as displayed from Figure 8-5 to Figure 8-8 for the Aura Minerals Lab, for example.

Figure 8-5: Aranzazu Fine Blanks Sample Results for Copper at Aura Minerals Lab

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 8-6: Aranzazu Coarse Blanks Sample Results for Copper at Aura Minerals Lab

Figure 8-7: Aranzazu Fine Blanks Sample Results for Gold at Aura Minerals Lab

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 8-8: Aranzazu Coarse Blanks Sample Results for Gold at Aura Minerals Lab

8.4.1.3	Duplicates

Aranzazu submitted field duplicate samples in the sample stream to either address variations due to mineralization heterogeneity and pulp duplicates to address sampling errors and grade variability and homogeneity during pulverization stages. Aranzazu did not include coarse duplicates in their quality control program.

Duplicates are inserted into sample streams at a rate of approximately 1 in 50. Field duplicates are taken by cutting the core into two parts, with one part retained as the backup sample and the other half further divided into two quarters, which are labeled with different sample numbers within the same batch. Pulp duplicates are prepared after the sample has been crushed, pulverized, and homogenized, with instructions for the primary laboratory to take a double pulp from the sample.

A total of 5,979 field duplicates and 2,677 pulp duplicates were evaluated by the SLR QP through scatter plots and HARD plots for copper and gold by laboratory and by element.

In general, copper results show excellent correlations for pulp duplicates and strong correlations for field duplicates, as illustrated in Figure 8-9. HARD indexes indicate slightly elevated rates for field duplicates, exceeding no more than 17%, as detailed in Table 8-4. For gold, pulp duplicates reveal some nugget effect in the deposit, but correlations remain very strong, above 0.93. Similarly, field duplicates for gold exhibit HARD failure rates up to 21%.

The SLR QP is of the opinion that the duplicate results are acceptable for the purposes of Mineral Resource estimation and do not impact the assay results.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 8-4: Aranzazu Duplicate Sample Statistics

Element	Laboratory	Duplicate Type	Count	Means Difference%	R2	HARD Failure Rate (%)
Cu	ALS	FD	487	1.6%	0.93	17%
		PD	542	1.1%	0.98	4.4%
	Aura Minerals	FD	222	9.9%	0.89	13.5%
		PD	384	0.9%	1.00	2.1%
	Bureau veritas	FD	1,481	2.2%	0.88	10.9%
		PD	541	-0.4%	1.00	1.7%
	Echo Tech	FD	3,287	1.5%	0.91	9.2%
		PD	1,210	0.0%	1.00	0.7%
	Inspectorate	FD	203	2.8%	0.96	7.4%
	SGS	FD	299	0.5%	0.98	8.0%
Au	ALS	FD	488	17.8	0.91	8%
		PD	543	-3.4	0.94	18.20%
	Aura Minerals	FD	222	19.7	0.68	9.9%
		PD	383	-1.3	0.97	3.40%
	Bureau veritas	FD	1481	3.8	0.81	13%
		PD	543	-4.5	0.93	18.1
	Echo Tech	FD	3257	0.94	0.85	8.1%
		PD	1207	0.2	0.99	9.3%
	Inspectorate	FD	203	-1.4	0.72	21.7%
	SGS	FD	297	-1.6	0.92	14.1%
Notes: FD: Field Duplicates PD: Pulp Duplicates

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 8-9: Scatter and HARD Plots for Copper and Gold Duplicates

Notes: FD Field Duplicates; PD Pulp Duplicates

8.4.1.4	Check Assays

As part of the Aranzazu QA/QC program, pulp samples are routinely submitted to a third-party laboratory to verify the accuracy and precision of primary assay results, using the same analytical procedures. Aranzazu validates the result when differences between laboratories are within 10% relative error (RE).

A total of 2,746 pulp samples, primarily assayed by either Echo Tech, Aura Mineral Lab or ALS, were submitted to either ALS or SGS (the third-party laboratories). An addition of 183 samples

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analyzed by SGS were not included in this review as they were not validated by a different laboratory. The SLR QP evaluated the pairs using quantile-quantile plots, scatter plots, and statistical analysis.

Between 2009 and 2011, 247 Pulp Check Assays (PCA) were sent to ALS, a secondary laboratory, and analysed by ICP, including copper and silver. The check assay results when compared with Echo Tech results demonstrated very strong correlations, with 0.99 for copper and 0.88 for silver. The datasets are statistically similar, showing a mean difference of 0.01% for copper and 4.8% for silver, as detailed in Table 8-5. No gold checks were performed in this period.

From 2019 to 2022, 1,899 PCA samples were sent to SGS for copper checks, but only 386 samples had comparable copper pairs. These pairs, primarily assayed by Bureau Veritas, exhibited an excellent correlation factor of 0.99 and a relative mean difference of 3.7% (Figure 8-10). During the same period, 1,966 comparable gold pairs maintained a correlation of 0.82 with an accepted difference of 10%.

In 2024, 531 copper samples primarily assayed by Aura Minerals Lab returned a correlation of 0.98 for copper and 0.89 for gold, with a difference of less than 10% for both elements. Overall, acceptable performance is observed for Aura Minerals Lab, despite inhered gold nuggety effect observed, as noted in Figure 8-11.

The SLR QP recommends continuing to monitor the check assays periodically, prioritizing Cu-Au-Ag grade ranges of interest. In the QP’s opinion, the results of the check assays support the use of the primary assays in the Mineral Resource estimation.

Table 8-5: Aranzazu Check Assay Statistical Analysis

Primary Lab	Secondary Lab	Metal	No. pairs	Mean Or	Mean Dp	Max Or	Max Dp	Min Or	Min Dp	Median Or	Median Dp	SD Or	SD Dp	CV4 Or	CV Dp	R2	% RE
Aura Minerals	SGS	Cu	531	1.21	1.17	24.6	23.9	0.001	0.002	0.509	0.463	2.5	2.4	2.1	2.1	0.98	-3.1
		Au	531	0.65	0.71	9.9	11.2	0.005	0.002	0.18	0.261	1.3	1.2	2.1	1.8	0.89	9.6
Bureau Veritas	SGS	Cu	386	2.68	2.77	28.1	26.9	0.016	0.02	1.327	1.377	4.1	4.0	1.5	1.5	0.99	3.4
		Au	1,966	1.13	1.25	14.1	20.5	0.002	0.002	0.53	0.591	1.7	2.0	1.6	1.6	0.82	10
Echo Tech	ALS	Cu	247	0.54	0.54	6.85	6.19	0.002	0.001	0.447	0.438	0.5	0.5	1.0	1.0	0.99	0.01
		Ag	244	10.3	10.8	100	100	0.1	0.12	5.85	5.57	13	16	1.3	1.5	0.88	4.8
Notes: Or Original Dp Duplicate SD Standard deviation CV Coefficient of variation R2 Coefficient of correlation RE Relative difference of the means

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 8-10: Check Assays QQ plots and Scatter plots for Copper and Gold: Bureau Veritas vs SGS

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 8-11: Check Assays QQ plots and Scatter plots for Copper and Gold: Aura Minerals Lab vs SGS

8.5	Sample Security

During collection of samples by trained personnel, samples are labeled with detailed information and sealed to prevent contamination. A chain of custody record is maintained, documenting the collection, handling, and transfer of samples to ensure traceability.

Aranzazu transports samples to the laboratory, along with sample shipment forms to ensure the chain of custody information.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Aranzazu utilizes the MX Deposit database system for efficient database management and security. This system is essential for storing and updating drilling information, as well as integrating analytical results, enabling Aranzazu to closely monitor laboratory data. The SLR QP is of the opinion that the MX Deposit system, with its robust validation rules, is adequate to ensure the integrity of the database.

8.6	Conclusions and Recommendations

Based on the review of data spanning from 2007 to 2024, the conclusions and recommendations from the SLR QP are as follows:

•	No major contamination occurrences were identified during preparation at any of the participating laboratories.

•	CRMs generally exhibited acceptable performance across all participating laboratories (bias <10%), with control limits set at ±3SD from the expected value. Some exceeded biases were associated to different digestion protocols and potential mislabeling, with more occurrences before 2018. The SLR QP recommends continuous monitoring of failures to promptly address control mix-ups or request necessary reruns.

•	Pulp and field duplicates presented very good precision levels at all the participant laboratories, however, it is recommended to take two half core samples instead of two quarter core samples as field duplicates, to better compare results and reduce inherent variability for gold. In addition, the SLR QP recommends implementing coarse duplicates at a rate of 1% to 2% to monitor precision during crushing and preparation in laboratories

•	The external check indicates good reproducibility of copper and gold values assayed by Echo Tech and Bureau Veritas. Although not significant, a low negative bias is observed in gold check assays from the internal laboratory (Aura Minerals) that the SLR QP recommends exploring further. Continuing regular checks is recommended and complete checks for current samples assayed by ALS are required for future updates.

Molybdenum (Mo) was not reviewed as part of this analysis, however, in anticipation of molybdenum becoming an economic contributor to the Mine, the SLR QP recommends that Aura begin reviewing molybdenum performance as part of their QA/QC routine.

The SLR QP is of the opinion that, based on the Aranzazu QA/QC program results, the overall precision and accuracy of the current copper and gold assays are considered acceptable and sufficient for inclusion in the 2024 Mineral Resource Estimate.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
9.0	Data Verification

9.1	SLR Site Visit

The SLR QP conducted a site visit from November 19 to November 21, 2024. During the visit the QP inspected the core storage facility, reviewed drill core and one outcrop, visited the underground mine and viewed active mining faces, channel sampling activities and mining operations. The QP engaged in geological discussions with Farshid Ghazanfari, M.Sc., P.Geo., Aura’s Director of Mineral Resource and Geology, Oscar Eduardo Solis De La Cruz, MAusIMM (CP) Geo., Aranzazu’s Exploration Superintendent, Augusto Isaac Sandoval Garcia, Aranzazu’s Resource Geologist and Luis Esteban Martinez Luna, a Geologist at Aranzazu. The QP also examined selected mineralized intersections that correspond to all mineralized domains and mineralization styles as well as host rocks from drill core available.

During the visit, the QP also reviewed QA/QC and density sampling procedures and was able to visit the site laboratory and main surface infrastructures. Collar locations could not be verified using a personal GPS since the completed exploration drill holes were in remote areas and too distant to reach within a day's drive due to difficult mountain conditions. Additionally, there were no active exploration drills on or near site at the time to assist with verification.

The SLR QP is of the opinion that the drilling, logging, and sampling procedures at the Mine were conducted in accordance with industry best practices.

9.2	SLR Audit of the Drill Hole Database

Aranzazu provided assay certificates for cross-check validation against the assay database named ‘GC_ASSAY_120824.csv,’ which contains 220,944 samples with a combination of 218,317 Cu samples, 208,766 Au samples and 211,579 Ag samples up to the cut-off date of July 31, 2024. Since Ag has a minor contribution to the deposit, its data was reviewed but was not incorporated into this analysis. Values from 646 assay certificates, spanning from 2015 to 2024, were compared to the assay file. A total of 59,734 samples were cross-checked, representing approximately 27% of the total samples in the assay database (Table 9-1).

No major discrepancies were found. The most notable discrepancies were 0.4% for copper grades above 0.5%, 0.4% for gold grades above 0.1 ppm, and 0.4% for silver grades above 5 ppm. These discrepancies were primarily associated with historical phases prior to 2018, specifically re-analyses conducted by SGS in 2013, for which the corresponding certificates could not be verified. An action plan will be implemented to restore the original SGS laboratory backups and make the necessary corrections. The SLR QP is of the opinion that, although these discrepancies are not material, further corrections and periodic internal verifications are essential to minimize discrepancies in the database.

The SLR QP concludes that the discrepancies found are not significant to adversely impact the Mineral Resource Estimation.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 9-1: Summary of Data Verification Discrepancies

Phase	No. Samples	Cu			Au			Ag
		Compared	obs[1]	% obs	Compared	obs	% obs	Compared	obs	% obs
Historical	86,438	3,050	833	27%	2,622	405	15%	2,665	425	16%
2018	4,015	2,373		0.0%	2,324		0.00%	2,373		0.00%
2019	18,805	13,315		0.0%	13,324		0.04%	13,209		0.00%
2020	25,003	1,244		25.6%	1,245		25%	1,244		24%
2021	22,975	7,349		0.7%	7,332		0.2%	7,258		0.03%
2022	28,044	7,915		0.0%	7,674		0.4%	7,651		0.00%
2023	20,120	9,122		0.4%	9,122		0.4%	9,122		0.4%
2024	15,544	15,366		0.8%	15,366		0.6%	15,366		0.8%
Grand Total	220,944	59,734	833	1.4%	59,009	405	0.7%	58,888	425	0.7%
Most significant (Cu>0.5%, Au>0.1ppm, Ag>5ppm)		59,734	233	0.4%	59,009	248	0.4%	58,888	227	0.4%

Notes: 1. Obs observed discrepancies

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
10.0	Mineral Processing and Metallurgical Testing

10.1	Introduction

The Aranzazu Mine and process facilities (the Plant) have been owned and operated by Aura since 2008. At that time, only ore from the open pit was processed; the Mine transitioned to be an underground operation in 2011.

The Mine and Plant were operating at the time of acquisition, shut down in January 2009, and re-started in 2010 with commercial operation being declared in February 2011. The operation was again put into care and maintenance early in 2015 due to low metal prices and then reopened in 2018 and has been in full operation since. Production data is presented in this report for 2022 through 2024.

There was some metallurgical testing done in 2015 consisting of Bond work index and laboratory flotation studies on drill core samples which showed that, with some modification to the circuit, the processing rate could be increased to 3,090 tpd while the copper and gold recoveries in the flotation testing reported an average recovery for samples representing Years 1 and 2 of the then projected operation at 84.0% copper, 59.4% gold, 70.3% silver, and 37.9% arsenic.

10.2	Historical Plant Performance and Operating Criteria

Production data for the years 2022 to 2024 are shown in Table 10-1. The data indicates consistent operating rates, copper, gold and silver head grades and copper, gold and silver recoveries during the period. The average daily production rate for the three year period was 3,361.1 tpd.

Head grades averaged 1.51% Cu, 0.83 g/t Au, 20.2 g/t Ag and 0.12% As with little variance during the period. Copper, gold, silver, and arsenic recoveries to concentrate averaged 91.3%, 81.0%, 63.6%, and 64.9%, respectively. Copper, gold, silver, and arsenic concentrate grades averaged 22.0%, 11.1 g/t, 209.0 g/t, and 1.3%, respectively. Arsenic values in the concentrate have bee high, which has resulted in penalties at the smelter. The mass recovery for the flotation circuit averaged 6.18%. Table 10-1 presents a summary of the operating parameters for 2022 through 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 10-1: Summary of Results from Operations at Aranzazu 2022 to 2024

Category	Unit	2022	2023	2024
Beneficiation - Milling	tpa	1,253,108.44	1,244,866.99	1,244,110.81
Dry Feed to the Mill	tpa	1,219,702.9	1,210,462.4	1,227,998.9
Days operated in year	d	365.0	365.0	365
Average tonnes per day	tpd	3,341.7	3,377.1	3,364.4
Crushed Ore Moisture	%	2.7	2.8	1.3
Copper Grade	%	1.46	1.55	1.53
Copper Grade (Sulphide)%		1.46	1.55	1.53
Gold Grade	g/t	0.86	0.87	0.76
Silver Grade	g/t	18.88	20.55	21.03
Arsenic Grade	%	0.13	0.13	0.11
Average Operation	h/day	22.43	21.89	22.35
Availability	%	95.6	94.2	95.1
Utilization	%	96.8	97.6	97.7
Total Productivity	%	92.5	91.9	92.9
Concentrate Production	t	75,625.1	72,973.1	78,534.3
Concentrate Moisture	%	10.27	10.6	11.6
Conc. Copper Grade	%	21.47	22.80	21.60
Conc. Gold Grade	g/t	11.17	11.74	10.29
Conc. Silver Grade	g/t	191.73	216.16	218.98
Conc. Arsenic Grade	%	1.30	1.44	1.17
Total Copper Recovery	%	91.25	91.07	91.6
Copper as Sulphide Recovery	%	91.25	91.07	91.6
Gold Recovery	%	80.93	81.28	80.8
Silver Recovery	%	62.93	63.49	64.4
Arsenic Recovery	%	63.09	64.46	67.0
Metal Production in Concentrate	t	75,810	72,973	77,496
Copper in Concentrate	t	16,238.1	16,639.5	17,243.6
Gold in Concentrate	kg	844.9	856.8	854.5
Silver in Concentrate	kg	14,499.7	15,774.0	17,025.6

Figure 10-1, Figure 10-2, and Figure 10-3 present the 2024 monthly plant feed grades and metal recoveries for copper, gold, and silver, respectively. Figure 10-4, Figure 10-5, and Figure 10-6 present the feed grade versus recovery curves for copper, gold, and silver, respectively.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 10-1: 2024 Monthly Plant Copper Feed Grade and Copper Recovery

Figure 10-2: 2024 Monthly Plant Gold Feed Grade and Gold Recovery

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 10-3: 2024 Monthly Plant Silver Feed Grade and Silver Recovery

Figure 10-4: 2024 Copper Feed Grade versus Copper Recovery

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 10-5: 2024 Gold Feed Grade versus Gold Recovery

Figure 10-6: 2024 Silver Feed Grade versus Silver Recovery

10.3	Process and Analytical Chemical Laboratory

In Aranzazu's operations, the chemical laboratory (i.e., the Aura Mineral Lab) plays a strategic role, serving the needs of various areas: Plant, Mine, internal exploration (delineation holes), and the process laboratory. The laboratory not only covers Cu, Au and Ag analyses, but also other critical analytes such as As, Bi, Cd, Fe, Pb, Sb, Mo and Zn.

From 2018 to 2022, the management of the internal laboratory was outsourced to Bureau Veritas. During 2022 and 2023, Aura implemented significant improvements including the physical preparation area and the acquisition of a melting furnace for FA and AAS.

In 2023, the laboratory changed from contract management to internal staff management. Currently, it processes an annual average of 58,050 samples, equivalent to approximately 4,838 per month, which in turn generate 11,564 different analyses. To guarantee the quality and reliability of the results, the laboratory applies a quality assurance system (QA/QC), with an

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

average of 20% of the samples dedicated to controls, including physical preparation targets, analytical targets, duplicates, replicated and certified standards.

10.4	Metallurgical Testing

10.4.1	Previous Test Work (Prior to 2018)

Metallurgical test work performed from 2008 when Aura acquired Aranzazu, through 2018, was performed at ALS Laboratories in Kamloops, British Columbia, Canada. This subsection has been updated from the 2018 TR.

10.4.1.1	Background

The Aranzazu deposit consists of skarn copper/gold/pyrite lenses. The main copper mineral is chalcopyrite with significant (up to 15%) bornite and chalcocite. Deeper ore zones have substantial amounts of enargite (Cu3AsS4) and very minor tennantite, Cu6[Cu4(Fe,Zn)2]As4S13. While the ore has generally high pyrite (20% to 50%), the pyrite is thought to have been deposited in a separate event from the copper minerals and gold and, therefore the pyrite does not contain gold. The ore will be mined from the deeper zones of the deposit, which contain higher amounts of the copper arsenic sulphide mineral, enargite. The enargite will float with the copper sulphide minerals and report to the copper concentrate, and in 2024 resulted in arsenic concentrations of approximately 11,500 ppm (1.15%) arsenic, resulting in penalties at the smelter, which are typically $2.00/dmt for each 1,000 ppm above 2,000 ppm.

The critical parameter in the ore is the copper to arsenic ratio. If this ratio is less than 7.7, the concentrate produced will almost certainly have an arsenic content in excess of 30,000 ppm (3.0%). Therefore, spikes in the Cu/As ratio in ore will need to be avoided in the mine plan. A further consequence of the arsenic content is that the copper grade of the concentrate has to be kept as close as possible to the lower marketable limit (23% Cu) in order to maximize the dilution of the arsenic.

10.4.1.2	Test Program

Aura conducted an extensive testing program in 2017 at ALS Laboratories in Kamloops, British Columbia, with the goal of developing a reagent scheme that would optimize the separation of enargite, an arsenic-copper sulphide, and other copper- and gold-containing minerals. During this program, a wide range of reagents and operating conditions were evaluated, including variations in conditioning times, reagent dosing, and pH adjustment. These tests made it possible to define the best conditions to maximize the separation of the enargite and minimize the dilution of the valuable minerals.

The study covered both rougher and cleaner flotation, where various combinations of reagents were evaluated to find the sweet spot in the selectivity of copper-gold ores versus enargite. Rougher flotation, designed to maximize the recovery of valuable minerals, was followed by several cleaning stages aimed at improving the quality of the concentrate, efficiently separating arsenic sulphides from copper. Additionally, variability tests were carried out in different areas of the mineral deposit, which allowed evaluating the consistency of the process in several areas of the mine and establishing parameters for the interpolation of results in the mining plan.

The test work involved first establishing that older core had not degraded over time and was thus suitable for inclusion in a composite sample for the main body of tests. There were a series of 13 rougher flotation tests and 16 cleaner flotation tests where grind size and various reagents

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

were tested to find a suitable method of separation of enargite from the other copper bearing minerals and gold. A further 11 rougher flotation tests were carried out on the variability samples to determine if finer grinding, identified as the best route to arsenic separation, was viable over the parts of the orebody represented by the variability samples and thus by interpolation, over the parts of the orebody in the mining plan.

10.4.1.3	Sample Selection

The sample requirement was for about 200 kg of ore that would be representative of the GH orebody plus variability samples of 40 kg mass each that would be representative of the various domains within the Glory Hole and the other much smaller surrounding orebodies (AA, Mexicana South and BW). The 200 kg sample was needed to provide a general composite for use in the arsenic rejection study and to optimize conditions for the rougher and scavenger flotation. As there was not sufficient core available in the 2017 drilling to fulfill these requirements, it was necessary to include core from the previous drilling. To ensure that the metallurgical performance of the older core had not been compromised several pairs of holes from recent and old drilling were also selected for comparison testing.

Both historical (2008 et seq.) and 2017 drill holes, the latter drilled mainly for geotechnical reasons, have been stored securely in the Aranzazu core shack facility in the town of Concepción Del Oro. In general, the core recovery was good, averaging 96%. However, there were some areas, usually in the hornfels lithological zone, that showed core recovery less than 90%.

Metallurgical sample preparation included splitting half drill core using a diamond saw blade into quarter core, and the quarters were placed in secure buckets with appropriate labels for their content, including hole number and sample intervals, and prepared for shipment to the ALS laboratory. The remaining quarter of the core was placed back into the core box for retention. The core pans were cleaned between each split of samples to avoid contamination from previous samples. A geologist, responsible for logging, monitored the core cutting to ensure that the samples were correctly taken.

Drill core intervals from all zones in the Aranzazu mining plan were evaluated for their suitability for inclusion in the metallurgical samples based on their grade and location within the orebody. As there was insufficient core available from the recent drilling to carry out the entire program, the initial study was carried out to compare the flotation properties of the older core with that of the recent core. The four pairs of samples shown in Table 10-2 below, from old and new core that were spatially close and in the same lithology, were tested using grind and reagents that had been employed in the plant at shutdown in 2015 in laboratory flotation tests.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 10-2: Paired Samples of Old and Recent Core for Tests of Aging Effect on Flotation

Zone	Hole-ID	From (m)	To (m)	Length (m)
GHP	GHP-GMX-07	152	162	10
GHP	AZC-075	242	252	10
GHP	GHP-GMX-04	220	230	10
GHP	AZC-182	410	420	10
GHP	GHP-GMX-06	80	92	12
GHP	AZC-141	350	362	12
GHP	GHP-GMX-02	180	192	12
GHP	AZC-210	420	431	11

Once it was clear that older core was acceptable for use, a composite was prepared that is representative of the ore that was to be mined at Aranzazu for the next three years from the Glory Hole.

Figure 10-7 illustrates the drill holes selected for metallurgical test work sampling from the Glory Hole zone. Samples were selected from available core from proposed mining stopes and designed to be as spatially representative as possible within those areas

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 10-7: Drill Hole Traces for Metallurgical Sampling in GHFW

Looking Northeast

Topography
SLR

Stopes:

- *GHFW Zone*
- *AA Zone*
- *MXN and MXS Zones*
- *BW Zone*

Legend:

- *Old Drill Holes (AZC series)*
- *New Drill Holes (GHP-GMX series)*

NOT TO SCALE

Aura Minerals Inc.

Aranzazu Mine

Zacatecas, Mexico

Drill Hole Traces for Metallurgical Sampling in GHFW

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

The samples selected are presented in Table 10-3. The lithology is limestone, marble, exo-skarn and hornfels in the hanging wall zone and endo-Skarn and granitic intrusive in the footwall.

Table 10-3: Variability Samples Selected

Zone	Hole-ID	From (m)	To (m)	Length (m)
BW	UAZ-045	106	123	17
BW	UAZ-038	100	117	17
Mexicana South	AZC-102	300	316	16
Mexicana South	AZC-062	270	286	16
Mexicana South	AZC-016	278	288	10
AA	AZC-028	340	352	12
AA	AZC-029	320	330	10
AA	AZC-040	346	364	18
GHP	AZC-088	340	352	12
GHP	AZC-204	320	330	10
GHP	AZC-190	346	364	18
GHP	AZC-157	350	364	14
GHP	AZC-173	273	288	15
GHP	AZC-147	350	362	12
GHP	AZC-139	328	350	22
GHP	AZC-103	203	220	17
GHP	AZC-093	288	302	14
Notes: GHP Glory Hole Porfido.

A general composite was selected from the remaining drill core in the Glory Hole Porfido zone, which was designed to be used for the bulk of the test work to be performed. This selection can be seen in Table 10-4.

Table 10-4: Core Used in the General Composite Sample

Zone	Hole-ID	From (m)	To (m)	Length (m)
GHP	AZC--108	275	294	19
GHP	AZC-132	336	344	8
GHP	AZC-142	360	370	10
GHP	AZC-117	327	338	11
GHP	AZC-121	351	357	6
GHP	AZC-176	318	344	26
GHP	GHP-GMX-03	130	148	18
GHP	AZC-213	366	386	20
GHP	AZC-112	285	300	15

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

10.4.1.4	Mineralogy

The composite was subjected to QEMSCAN analysis to confirm that the mineralogy of the copper bearing minerals was the expected mixture of chalcopyrite (CuFeS2) bornite, Cu3FeS2 chalcocite (Cu2S), and enargite (Cu3AsS4), and to determine the liberation size for the enargite binaries. The elemental and overall mineralogical compositions are shown in Table 10-5 and Table 10-6. This indicates the relatively high pyrite content of the ore with iron oxide (principally magnetite), garnet, and quartz as the non sulphide gangue components.

It was shown that adequate liberation should occur at a top size of about 53 microns, as shown in Figure 10-8. It was noted that approximately 25% of the copper was contained in enargite so that any separation of the arsenic-bearing component of the ore would result in a significant loss of copper unless a separate high arsenic copper concentrate could be produced.

Table 10-5: Head Assay of General Composite

Element Assayed
Cu	Cu(ox) (%)	Fe (%)	S (%)	As (%)	Au (g/t)
1.8	0.2	26.8	19.5	0.2	2.2

Table 10-6: QEMSCAN Results on General Composite

Mineral	Units	Composition
Chalcopyrite	%	3.3
Bornite	%	0.2
Chalcocite/Covellite	%	0.2
Enargite/Tennantite	%	1
Pyrite	%	32.9
Sphalerite	%	0.3
Molybdenite	%	0.1
Iron Oxides	%	16.2
Garnet	%	21.3
Quartz	%	11.2
Other Non-Sulphide Gangue	%	13.3
Total	%	100
CuS Liberation	%	49
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Mineral	Units	Composition
Primary Grind Sizing P80	μm	207
%Cu with Enargite	%	25

Figure 10-8:     QEMSCAN False Colour Images of -53+38 Fraction of Sulphides and Arsenides in the General Composite, <53>38µm, Examples of Enargite/Tennantite – Copper Sulphide Binaries

Source: 2018 TR

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

10.4.1.5	Flotation Testing of Drill Core

The flowsheet used in the test work, shown in Figure 10-9 below, which, as noted above, was that used for testing when the plant was operating up until early 2015 with the grind P80 being 200 microns for this initial work. Cytec 5100 (thionocarbamate) and Cytec 3477 (dithiophosphate) are used as collectors for copper bearing minerals because of their selectivity over pyrite.

Figure 10-9: Flowsheet Used in Rougher Flotation Testing

Source: 2018 TR

The results shown in Figure 10-10 and Figure 10-11 indicate that all sample pairs from the recent and earlier core gave similar recovery of both copper and arsenic. Any differences would be attributable to differences in the head grade rather than to the condition of the core.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 10-10:  Rougher Recovery of Copper from Samples Paired in Location and Lithology

Source: 2018 TR

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 10-11: Rougher Recovery Arsenic from Samples Paired in Location and Lithology

Source: 2018 TR

10.4.1.6	Rougher Flotation Studies using General Composite

Table 10-7 shows the results of various tests, done using the general composite, with the flowsheet shown in Figure 10-9. These tests examined the effect of a finer primary grind and changes in collector type and concentration on the rate of flotation of copper sulphides compared to that of enargite (as indicated by the arsenic content.)

Table 10-7: Test Conditions and Summary Results of Rougher Flotation Study

Source: 2018 TR

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

As can be noted in Table 10-7 Test 11, reducing the collector dosage had a detrimental effect in that the arsenic bearing mineral recovery was not reduced as much as for the non-arsenic bearing copper minerals. Gold recovery benefited from the much longer flotation time used in Test 11. A finer primary grind, however, was beneficial to selectivity for copper sulphides over the copper sulfarsenides (enargite), which can be seen by the greater increase in copper recovery (7.1%) than arsenic recovery (2.8%) when the grind size was reduced from 207 microns in Test 10 to 103 microns in Test 37. Comparison of Test 27 which had a primary grind p80 of 103 microns where sodium isopropyl and ethyl xanthates (SIPX/SEX) (50% by weight mixture) were the collectors with Test 37 which had the same grind but 5100 and 3477 collector, shows that there was only a 0.4% decrease in the selectivity for copper over arsenic but there was an increase in the overall copper recovery and a dramatic increase of 6.4% in the gold recovery clearly making the 5100/3477 the preferred collector combination.

A few tests were conducted with addition of peroxide to the primary grind following the indication of some selectivity being generated in the cleaner tests, but the rougher tests showed little or no selectivity for copper sulphides over enargite.

10.4.1.7	Cleaner Flotation Studies

The flowsheet shown below in Figure 10-12 was used for the cleaner tests. The results are summarized in Table 10-8.

Figure 10-12: Cleaner Flotation Testing

Source: 2018 TR

The addition of the depressant to conditioning in Tests 17 and 18 had minimal effect on the copper recovery compared to arsenic recovery. An increase in selectivity was observed when hydrogen peroxide (Test 16) was added but the change was marginal. Sodium sulphide added using the REDOX potential as a measure of when sufficient reagent had been added also increased the difference in recovery (Test 19), but overall copper recovery was reduced, and the test was not considered sufficiently promising to continue working with the sulphide at that time. It is of interest to note that the combination of diethylene triamine (DETA) in combination with sulphur dioxide yielding species, which has been patented as an arsenic depressant, in this case (Test 18), appears to have activated the enargite and increased copper recovery.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

The tests from Test 23 on were designed to optimize the amount of peroxide addition with the reagent added to the regrind mill to ensure adequate conditioning. From Test 31, 500 g/t of peroxide with SIPX/SEX collector gave the best arsenic depression but at a cost of approximately 2.0 % copper recovery. It was expected that a decrease of the peroxide addition to 200 g/t (Test 32) at a finer regrind would give better copper recovery while still providing adequate arsenic rejection, but the recovery was in fact lower than at the coarser regrind with the higher dose of peroxide. Test 36 where peroxide was added in both primary and regrind mills gave adequate arsenic rejection but poor overall copper recovery.

A further cleaner test (Test 35) – with material balance shown in Table 10-9, using sodium sulphide as the depressant but with a much higher collector addition (30 g/t) than in Test 19, showed considerable potential for there to be a route to a copper/arsenic separation. In this test, the B concentrate had an arsenic assay of 7.45% equivalent to an enargite content of 39%.

Table 10-8: Results of Cleaner Tests on the General Composite Sample with Arsenic Depressants

Notes:

* Dosage increased to 15 g/t of both SEX and SIPX

** Test 36 also had 400 g/t of peroxide added to the rougher grind.

Source: 2018 TR

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 10-9: Material balance of Test 35 Sodium Sulphide depressant- with 30 g/t SIPX/SEX

Source: 2018 TR

10.4.1.8	Results from Rougher and Cleaner Test Work

It was concluded that none of the reagent schemes tested would be effective in the Aranzazu mill either because of insufficient selectivity or because of the difficulty and cost of implementation of the scheme into the operation. It was further concluded that the lowest risk and most cost-effective procedure to increase selectivity for copper over arsenic would be to provide a finer primary grind.

10.4.1.9	Locked Cycle Test using General Composite

Table 10-11 presents the results of a locked cycle test performed on the general composite sample with the conditions shown in Table 10-10. Note that the reagent combination used was Cytec 5100 and Cytec 3477 that was proven to be best in the rougher tests reported above.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 10-10: Conditions used in Locked Cycle Test

Source: 2018 TR

The results of the locked cycle test are given in Table 10-11 below which shows the final two cycles and cycles 4 and 5 combined. From these results, it can be seen that a concentrate grading 21% Cu, 14 g/t Au and 216 g/t Ag can be produced with recoveries in excess of 90% for copper and 69% for gold and silver. This recovery is downgraded to 88% for copper to allow for the slightly higher concentrate grade for ease of sale.

Table 10-11: Results of Locked Cycle Test

Source: 2018 TR

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
10.4.1.10	Testing of Fine Primary Grind on Variability Samples

Following the conclusion noted above, all of the variability samples were tested using a grind P80 of approximately 150 microns. In addition, the high arsenic samples from the Glory Hole Porfido (GHP) were tested at a P80 of 100 microns to examine the extent to which the finer grind would improve the separation. The Cytec 5100/Cytec 3477 collector combination was used because of the better recovery of gold seen compared to the mixed xanthate suite. The results are shown in Table 10-12 below:

Table 10-12: Variability Sample Test Results at a Primary Grind p80 150 to 100 microns

Source: 2018 TR

The variability samples have a higher copper feed assay than the general composite samples with the exception of the AA composite. The Pillar Center and Pillar East samples have a much higher arsenic feed grade than the general composite. The finer grind on the GHP samples (to approximately 100 microns) in all cases gave somewhat better copper recovery and dramatically improved gold recovery compared to the 150 micron grind. As expected from the head grade Cu/As ratio being below 7.7, the GHP-Pillar Center and GHP-Pillar West samples produced concentrates with more than 3.0% arsenic.

It became clear that the critical Cu/As ratio of 7.7 in feed identified in tests on the general composite (which comprised samples from the GHP) only applies to the GHP sample as the AA Composite, although having a feed Cu/As below this ratio, produced a concentrate grading 2.86% As. The Mexicana South sample similarly gave an arsenic recovery at 56.3%, very much lower than observed in any of the GHP samples and therefore a low arsenic grade in the concentrate. Further testing will be required to determine whether similar arsenic recoveries are obtained across these ore zones which would result in a different critical Cu/As ratio for these ores.

10.4.1.11	Gold Recovery for Feasibility Study Financial Model

Because the head grade for gold in the composite, at 1.74 g/t, was substantially higher than the expected mining grades over the LOM (1.17 g/t), it was perceived that there needed to be a determination of the effect of feed grade on recovery and, therefore, the gold recoveries obtained in previous operations from 2011 to 2014 and from the latest test work, including the composite and the variability samples were plotted against the head grades. While showing a relatively low Index of Determination at 0.25, the result does suggest a modest increase in

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

recovery with grade, as shown in Figure 10-13, and this graph was used to calculate the gold recoveries to be expected for the head grades expected to be delivered in the mine plan and financial model presented in the 2018 TR. These calculated recoveries are shown in Table 10-13 and Figure 10-13.

Table 10-13: Gold Grades and Recoveries used in the Financial Model

Year	Au Grade (g/t)	Au Rec. (%)
1	0.88	66.87
2	1.42	71.91
3	1.33	71.07
4	0.98	67.80
5	0.97	67.71
6	1.35	71.25

Source: 2018 TR

Figure 10-13: Gold Recovery versus Head Grade

Source: 2018 TR

10.4.1.12	Grindability Studies

When it became clear that a grind finer than that achieved in the previous operation of the Plant (P80 of approximately 207 microns) would be required, the ball mill Bond work index for the general composite and the variability samples was measured using an 80% passing screen size of 172 microns, which would be appropriate for a ball mill grinding to a P80 of 150 microns. An even finer grind was chosen to determine how much extra grinding power would be required to get to an even finer grind (P80 of 100 microns) using an 80% passing size of 125 microns in the Bond test. The results, shown in Table 10-14, indicate that the Glory Hole ore does become more difficult to grind at finer sizes.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Using the average work index for the Glory Hole samples, and making the Bond correction for single stage ball mills, it has been calculated that the three primary mills and the regrind mill can grind the ore to a P80 of 135 microns assuming a production rate of 116.7 tph. With a circuit utilization of 92% operating for 365 days per year would result in the processing of 940,240 tpa.

Table 10-14: Grindability of Variability Samples

Source: Aura 2018

10.4.1.13	Overall Results

A reagent to affect the separation of arsenic-bearing minerals from copper sulphides was not identified.

It was found that finer primary grinding of the ore increases the overall recovery of the copper sulphides and gold significantly but does not increase the arsenic recovery to the same extent. It has been determined in open circuit tests that, for the general composite, grinding of the ore to 80% passing 150 microns compared to the previous 207 microns will increase the recovery of copper and gold in the concentrate from 82% to 88% and 62% to 70%, respectively, while only increasing the arsenic recovery from 80% to 82%. It was further observed that an even finer primary grind to a P80 of approximately 100 microns increased the copper and gold recoveries to 90% and 78% while arsenic recovery increased only to 83%. The composite sample used in these tests was made from ore from the Glory Hole Porfido zones only, which represented 85% of the orebody scheduled to be mined in the three years following the test work. Testing of variability samples showed that for the very high arsenic ores (0.3% As or higher) in this deposit, the finer grind will increase recovery of pay metals but also results in very high arsenic recovery and the differential (Cu recovery – As recovery) becomes smaller as the head grade increases. Grinding calculations indicate that the present primary circuit, with the addition of the regrind mill, can grind the ore to a P80 of 135 microns at the maximum required throughout so the expected recoveries will be intermediate between those observed with the 150 micron and 100 micron grinds.

A locked cycle test using a grind size (P80) of approximately 150 microns was performed and resulted in a concentrate grading 21% Cu, 14 g/t Au, and 216 g/t Ag with recoveries in excess of 90% for copper and 69% for gold and silver. This recovery is downgraded to 88% for copper to allow for the slightly higher concentrate grade for ease of sale.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

10.4.2	2024 Metallurgical Test Work

Metallurgical testing performed by Aranzazu in their in-house Aura Mineral Laboratory in 2024 consisted of flotation testing of a selection of 210 variability samples from drill holes. Table 10-15 presents the average results of the tests.

Table 10-15: Average Results of Flotation Testing on 2024 Variability Samples

Metal	Feed Grade	Concentrate Grade	Recovery
Cu	1.79%	18%	88%
Au	0.93 g/t	7.54 g/t	78.8%
Ag	23.99 g/t	147.4 g/t	68.65%
As	0.18%	1.17%	67.9%

Figure 10-14, Figure 10-15, and Figure 10-16 show the grade versus recovery curves for copper, gold, and silver, respectively, for the 2024 variability tests.

Figure 10-14: Copper Grade versus Copper Recovery in the Variability Tests

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 10-15: Gold Grade versus Gold Recovery in the Variability Tests

Source: SLR 2024.

Figure 10-16: Silver Grade versus Silver Recovery in the Variability Tests

Source: SLR 2024.

Figure 10-17 presents the distribution of gold, arsenic, and copper recoveries for the variability tests.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 10-17: Distribution of Au, As, and Cu Recoveries in the Variability Samples

Source: SLR 2024.

Figure 10-18 presents a cross sections of the orebody showing metallurgical drill hole locations. Table 10-16 presents the test work results for the variability samples.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 10-18: Drill Hole Traces for 2024 Metallurgical Samples

Looking Northwest
Looking Northeast
Topography
Topography
0
100
200
Metres
0
125
250
375
500
Metres
252500
+253000
+253500
+254000
+254500

Legend:

- GHHW
- GHFW
- CAB
- Drill Hole Traces

SLR

Aura Minerals Inc.

Aranzazu Mine

Zacatecas, Mexico

Drill Hole Traces for Metallurgical Samples

Source: Aura 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 10-16: Flotation Testing of Variability Samples

Sample	Head Grades				Concentrate Grade				Recovery
	Au g/t	Ag g/t	As %	CuT %	Au g/t	Ag g/t	As %	CuT %	Au %	Ag %	As %	CuT %
C-20-0671A	0.46	19.82	0.37	1.50	7.99	100.00	3.14	12.92	70.0	71.4	81.3	80.1
C-20-0671B	1.11	26.34	0.27	1.69	6.78	67.00	1.16	7.24	86.0	71.4	87.8	89.6
C-20-0673A	0.76	24.64	0.20	1.38	4.67	48.00	0.57	4.48	77.7	61.8	78.8	78.3
C-20-0673B	0.78	22.49	0.20	1.15	10.60	176.00	2.23	14.85	72.1	57.8	73.9	79.6
C-21-0672	0.20	17.00	0.03	1.03	6.50	191.00	0.16	26.46	83.3	66.6	41.1	95.9
C-21-0675	0.30	15.00	0.03	0.97	6.88	207.00	0.16	22.91	96.6	93.5	77.3	98.7
C-20-0640	0.86	25.29	0.25	1.31	10.80	139.00	2.24	15.13	74.1	61.0	85.4	82.7
C-20-0643	1.58	32.07	0.17	1.80	8.70	163.00	0.91	13.70	76.5	78.5	81.1	91.6
C-20-0644	0.79	30.34	0.10	1.46	4.91	88.00	0.30	6.98	87.1	74.5	74.9	86.2
C-20-0645	1.17	23.49	0.17	1.25	4.20	55.00	0.49	4.45	78.6	69.3	75.9	85.0
C-20-0646	1.11	18.29	0.19	1.41	8.70	177.00	1.80	17.76	81.1	77.8	77.8	89.1
C-20-0647	0.62	21.72	0.20	1.65	12.75	169.00	1.48	26.23	79.3	78.2	77.4	91.3
C-20-0648	0.39	24.49	0.14	1.10	6.00	218.00	1.43	23.13	63.8	71.2	80.7	90.9
C-20-0649	0.98	17.29	0.28	1.57	5.90	43.00	0.84	4.72	76.8	71.5	75.1	77.5
C-20-0650	0.56	18.37	0.19	0.97	2.94	50.00	0.84	4.18	72.9	56.9	73.3	75.6
C-20-0652	0.36	10.51	0.10	0.85	1.59	34.00	0.33	3.03	54.0	62.6	70.3	74.5
C-20-0656	1.03	23.32	0.26	1.53	7.20	289.00	3.56	26.35	76.9	67.8	70.6	90.0
C-20-0658	0.88	17.82	0.21	1.22	9.93	130.00	1.92	22.04	79.5	56.0	63.6	90.6
C-20-0660	0.98	19.08	0.16	1.42	8.21	99.00	0.94	23.07	76.2	76.9	86.2	92.3
C-20-0665	0.80	16.53	0.16	0.86	6.42	74.00	1.17	7.13	65.6	55.1	73.0	83.2
C-20-0666	0.66	19.27	0.19	1.49	3.69	68.00	0.90	22.76	77.2	76.1	75.0	91.7
C-20-0667	0.51	24.20	0.45	1.87	1.22	45.00	0.95	4.27	81.6	77.8	94.9	95.4
C-20-0668	0.69	27.14	0.26	1.81	4.70	116.00	1.50	25.90	78.6	75.2	84.4	92.1
C-20-0669	0.64	22.53	0.37	1.75	1.83	31.00	0.63	3.12	92.0	75.3	85.0	84.9
C-20-0674	0.87	21.02	0.13	1.06	8.93	114.00	1.22	11.09	80.8	52.1	68.7	87.5
C-20-0676	0.55	17.80	0.19	1.09	2.09	48.00	0.65	4.24	77.8	76.1	86.6	91.8
C-20-0680	1.29	31.52	0.37	2.00	7.52	101.00	1.20	9.52	70.7	48.5	48.0	62.7
C-20-0681	0.81	20.36	0.23	1.35	6.04	85.00	1.36	7.57	73.5	61.5	77.6	76.2
C-20-0682	0.31	23.21	0.23	1.52	6.51	244.00	2.96	23.89	62.1	65.9	72.9	83.0
C-20-0683	0.66	14.00	0.12	0.87	6.46	52.00	0.83	5.23	75.7	45.4	66.8	72.1
C-20-0684	0.70	25.69	0.12	1.97	4.75	86.00	0.48	8.16	82.9	69.6	89.9	93.1
C-20-0685	0.93	25.19	0.21	2.15	8.17	97.00	1.16	15.24	77.3	55.6	75.9	82.4
C-20-0686	0.28	12.65	0.03	0.58	7.85	174.00	0.73	18.39	69.9	51.9	65.9	89.5
C-20-0698	0.62	19.60	0.04	1.48	4.29	174.00	0.05	24.08	75.0	51.5	16.5	92.7
C-20-0703	0.42	14.62	0.15	2.52	5.33	79.00	1.46	29.36	75.3	52.0	80.3	91.2
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Sample	Head Grades				Concentrate Grade				Recovery
	Au g/t	Ag g/t	As %	CuT %	Au g/t	Ag g/t	As %	CuT %	Au %	Ag %	As %	CuT %
C-20-0707	0.65	10.82	0.11	1.98	7.12	59.00	0.72	25.41	77.6	59.6	60.8	91.5
C-20-0708 A	1.37	51.82	0.05	4.44	9.20	212.00	0.08	28.32	91.6	84.6	36.8	96.5
C-20-0708 B	0.94	26.27	0.03	1.52	12.30	232.00	0.09	25.17	73.9	73.2	36.7	94.6
C-20-0708 C	0.30	28.51	0.07	2.24	2.62	244.00	0.14	26.86	79.9	78.5	27.4	94.5
C-20-0717	0.89	24.46	0.04	2.45	7.84	168.00	0.16	29.03	80.4	75.1	40.1	92.6
C-20-0719	0.58	34.00	0.06	1.62	9.68	256.00	0.18	26.25	80.4	73.5	43.4	92.4
C-20-0720	0.46	25.00	0.07	1.98	9.10	244.00	0.10	25.60	77.0	69.6	25.4	91.3
C-20-0721	0.72	28.00	0.03	2.33	8.05	196.00	0.05	29.01	82.9	64.6	28.2	88.5
C-20-0722	0.51	15.93	0.04	1.27	7.14	143.00	0.15	26.51	87.7	49.5	28.1	94.1
C-20-0725	0.44	34.00	0.06	2.45	8.30	245.00	0.11	27.04	76.2	76.0	30.8	93.4
C-20-0738	0.29	8.12	0.04	0.53	3.05	65.00	0.10	7.45	75.7	57.0	27.2	80.6
C-20-0742	0.76	32.46	0.16	3.02	4.30	124.00	0.20	24.44	71.3	59.3	38.2	91.2
C-20-0743	1.40	56.82	0.04	3.50	7.87	268.00	0.13	25.16	80.2	74.2	85.1	92.3
C-20-0750	0.35	9.98	0.05	1.43	5.99	106.00	0.38	26.06	77.2	64.0	42.2	91.9
C-20-0760	3.36	45.03	0.27	2.46	20.65	248.00	1.65	24.16	80.4	75.1	81.7	91.3
C-20-0761	1.56	33.59	0.19	1.93	12.20	264.00	2.19	23.31	77.8	83.4	72.3	91.1
C-20-0762	2.25	27.96	0.40	2.07	22.90	275.00	3.67	23.89	81.4	63.0	85.5	91.4
C-20-0764	1.92	29.79	0.06	2.90	15.00	237.00	0.34	25.24	81.0	77.9	71.0	92.4
C-20-0765	0.69	12.30	0.08	0.91	12.00	199.00	1.27	20.81	64.0	69.1	72.8	88.2
C-20-0766	1.36	24.49	0.35	1.87	13.20	258.00	3.56	26.71	81.0	70.8	88.9	91.1
C-20-0767	1.03	13.00	0.06	0.79	13.20	203.00	1.20	21.22	68.3	56.9	69.2	88.0
C-20-0768	0.72	12.49	0.17	1.08	10.73	176.00	4.58	20.27	70.6	34.4	86.0	88.6
C-20-0769	0.99	25.13	0.19	2.00	10.90	226.00	1.91	26.37	79.4	70.7	76.9	93.4
C-20-0770	1.12	16.00	0.17	1.54	14.00	174.00	1.95	26.35	78.2	71.0	66.4	91.6
C-20-0772	0.98	18.81	0.11	1.59	10.50	230.00	0.90	25.53	80.2	71.7	52.6	91.9
C-20-0773	0.64	18.80	0.09	1.31	11.90	240.00	1.14	26.13	75.6	62.5	55.0	93.4
C-20-0775	0.52	10.61	0.09	0.70	14.00	214.00	1.57	21.88	73.1	42.2	64.0	84.9
C-20-0778	0.64	17.02	0.10	1.45	8.70	231.00	1.28	28.15	61.8	73.5	67.7	90.7
C-20-0782	0.95	18.43	0.23	1.69	12.00	226.00	1.86	25.09	80.6	87.0	68.7	91.7
C-20-0809	2.04	53.64	0.25	4.95	9.95	140.00	0.55	22.39	82.9	83.5	79.9	94.6
C-20-0810	3.05	73.67	0.19	7.24	9.02	175.00	0.52	31.54	81.8	78.4	86.8	94.5
C-20-0811	2.12	44.18	0.20	4.66	7.20	166.00	0.79	29.49	90.7	83.7	86.0	92.5
C-20-0812	1.08	22.59	0.24	2.12	8.09	157.00	1.56	18.16	92.4	84.8	81.0	92.1
C-20-0816	0.90	13.94	0.16	1.51	4.39	55.00	0.47	5.82	77.7	73.0	61.0	80.4
C-20-0817	2.51	46.80	0.14	4.70	7.45	135.00	0.31	22.67	83.8	81.5	84.9	94.1
C-20-0818	0.92	33.52	0.16	2.60	4.92	112.00	0.53	13.48	79.8	79.6	81.2	88.9
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Sample	Head Grades				Concentrate Grade				Recovery
	Au g/t	Ag g/t	As %	CuT %	Au g/t	Ag g/t	As %	CuT %	Au %	Ag %	As %	CuT %
C-20-0819	1.06	49.00	0.20	3.93	0.10	219.00	0.77	25.27	86.3	83.5	67.7	93.4
C-20-0822	0.70	25.69	0.12	1.97	4.75	86.00	0.48	8.16	82.9	69.6	89.9	93.1
C-20-0832	0.84	13.43	0.25	0.97	3.06	31.00	0.59	2.78	90.3	81.0	76.7	83.3
C-20-0839	1.56	32.94	0.14	3.58	9.17	187.00	0.75	24.64	80.3	85.5	80.0	90.6
C-20-0840	0.66	16.38	0.02	1.83	3.24	105.00	0.11	14.41	83.7	74.6	53.2	87.3
C-20-0841	0.43	9.69	0.04	0.84	6.90	121.00	0.47	21.29	77.4	65.0	56.3	87.6
C-20-0842	1.65	15.00	0.10	0.96	9.00	115.00	0.70	22.62	75.7	70.9	51.7	93.0
C-20-0843	0.14	14.29	0.12	0.73	3.00	209.00	1.90	21.19	15.6	65.0	60.5	89.4
C-20-0844	0.45	14.20	0.24	1.13	7.24	149.00	3.54	24.77	76.1	77.9	83.6	90.4
C-20-0845	0.93	22.00	0.36	1.59	4.50	92.00	1.92	22.14	80.0	79.7	89.7	89.3
C-20-0846	0.68	17.56	0.23	1.20	4.52	68.00	1.21	6.83	85.5	72.0	86.0	86.0
C-20-0847	1.76	52.61	0.24	4.71	10.00	210.00	0.86	24.82	84.2	82.4	89.2	92.2
C-20-0848	0.91	21.90	0.36	1.65	6.42	84.00	1.64	8.43	85.0	75.5	86.0	87.5
C-20-0849	1.07	21.30	0.20	1.07	9.33	93.00	1.05	7.04	76.0	67.1	78.3	87.4
C-20-0850	0.82	14.50	0.22	0.80	7.30	63.00	1.60	6.25	79.9	62.1	78.0	85.2
C-20-0851	0.87	25.85	0.25	1.01	3.11	60.00	0.79	21.68	77.1	81.6	82.5	90.1
C-20-0852	0.77	18.12	0.32	1.20	1.29	38.00	0.70	2.85	74.8	86.3	87.9	93.7
C-20-0853	1.71	16.38	0.25	1.45	12.62	59.00	1.15	24.74	80.9	77.0	86.2	90.1
C-20-0854	0.62	15.57	0.28	1.15	8.41	115.00	2.43	21.53	79.0	84.4	86.2	93.2
C-20-0855	1.25	21.43	0.39	1.73	9.84	110.00	2.18	22.74	81.9	74.6	79.9	91.1
C-20-0856	0.95	22.15	0.38	1.53	2.44	43.00	0.78	3.32	88.8	75.1	84.4	85.7
C-20-0860	0.87	20.14	0.24	1.16	4.26	62.00	0.98	4.77	82.1	81.3	85.3	92.2
C-20-0861	4.17	39.00	0.24	2.81	9.70	240.00	1.81	25.88	84.7	73.2	81.1	94.3
C-21-0862	1.12	24.00	0.34	1.73	8.42	137.00	2.09	13.25	81.2	72.6	84.7	93.7
C-20-0865	0.38	14.05	0.06	0.97	6.29	147.00	0.31	18.82	66.2	61.1	25.5	90.2
C-20-0867	0.36	6.14	0.05	0.96	8.48	116.00	0.24	21.25	71.3	69.6	14.8	87.1
C-21-0873	0.81	13.15	0.19	0.89	6.32	84.00	1.69	8.40	71.7	59.9	81.9	87.5
C-21-0875	0.78	7.48	0.27	1.03	3.20	32.00	1.36	5.50	78.5	68.8	83.3	84.0
C-21-0876	0.42	15.55	0.04	1.18	9.29	151.00	0.19	24.33	82.6	53.4	30.6	92.3
C-21-0877	0.75	15.00	0.09	0.91	14.10	202.00	1.10	22.75	90.1	75.4	66.1	96.1
C-21-0878	0.38	11.71	0.02	0.97	7.12	174.00	0.20	21.10	72.9	68.6	45.8	90.4
C-21-0879	0.49	17.79	0.06	2.37	4.42	91.00	0.19	32.20	77.8	44.2	27.3	95.4
C-21-0890	0.54	15.85	0.23	1.06	2.76	65.00	1.04	5.40	78.8	74.7	85.7	92.8
C-21-0670	0.58	17.95	0.12	1.59	6.02	67.00	0.64	20.15	92.5	51.8	36.2	95.9
C-21-0672	0.20	17.00	0.03	1.03	6.50	191.00	0.16	26.46	83.3	66.6	41.1	95.9
C-21-0675	0.30	15.00	0.03	0.97	6.88	207.00	0.16	22.91	96.6	93.5	77.3	98.7
10-29

Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Sample	Head Grades				Concentrate Grade				Recovery
	Au g/t	Ag g/t	As %	CuT %	Au g/t	Ag g/t	As %	CuT %	Au %	Ag %	As %	CuT %
C-21-0688	0.39	11.01	0.06	0.95	6.48	154.00	0.33	26.05	51.7	48.9	19.8	87.3
C-21-0689	0.52	17.23	0.05	0.90	7.62	282.00	0.12	25.50	85.9	62.7	15.8	93.0
C-21-0690	0.21	10.73	0.03	0.79	10.20	172.00	0.28	29.04	55.8	47.3	25.3	90.8
C-21-0732	0.32	17.00	0.06	1.99	6.69	96.00	0.11	25.02	86.5	66.1	27.9	91.1
C-21-0871	1.51	26.87	0.12	1.58	4.30	95.00	0.35	7.49	93.5	78.8	73.9	90.8
C-21-0876	0.42	15.55	0.04	1.18	9.29	151.00	0.19	24.33	82.6	53.4	30.6	92.3
C-21-0877	0.75	15.00	0.09	0.91	14.10	202.00	1.10	22.75	90.1	75.4	66.1	96.1
C-21-0878	0.38	11.71	0.02	0.97	7.12	174.00	0.20	21.10	72.9	68.6	45.8	90.4
C-21-0879	0.49	17.79	0.06	2.37	4.42	91.00	0.19	32.20	77.8	44.2	27.3	95.4
C-21-0880	0.74	10.18	0.09	1.82	2.80	29.00	0.21	5.29	94.3	87.5	90.0	92.5
C-21-0883HW	0.72	12.79	0.18	0.58	8.52	114.00	1.56	7.01	80.3	81.4	70.2	88.3
C-21-0883FW	0.58	20.85	0.10	1.24	6.31	200.00	1.03	15.28	84.7	70.0	72.7	90.4
C-21-0887	2.13	47.00	0.26	3.26	16.05	265.00	1.95	28.48	86.5	65.4	79.2	89.3
C-21-0888	0.65	18.00	0.10	1.16	14.80	172.00	0.98	31.75	87.9	57.8	49.4	89.4
C-21-0890	0.54	15.85	0.23	1.06	2.76	65.00	1.04	5.40	78.8	74.7	85.7	92.8
C-21-0891	0.68	14.59	0.22	1.16	5.13	90.00	1.71	12.96	72.8	63.9	74.5	95.4
C-21-0892	0.92	22.06	0.36	1.46	4.46	67.00	1.59	6.85	84.4	73.9	90.2	87.4
C-21-0894	1.42	23.47	0.14	1.49	13.30	192.00	1.37	16.06	86.4	80.3	86.4	94.1
C-21-0895	0.79	25.00	0.20	2.06	9.98	159.00	1.41	24.00	91.9	74.1	78.5	94.9
C-21-0896	0.98	43.00	0.20	1.92	11.40	164.00	1.26	21.42	85.1	67.5	82.1	93.9
C-21-0897	0.57	21.00	0.15	1.50	12.20	173.00	1.27	19.62	92.5	73.9	77.4	93.6
C-21-0899	0.40	10.23	0.07	1.23	6.85	135.00	0.48	25.93	79.2	64.1	33.8	93.4
C-21-0901	0.37	6.96	0.02	0.80	3.00	141.00	0.18	28.16	59.4	59.5	34.6	90.4
C-21-0905	0.33	12.84	0.05	0.86	5.87	269.00	0.07	30.43	54.7	63.3	5.1	93.6
C-21-0908	0.34	21.00	0.04	1.37	4.46	249.00	0.09	23.95	5.8	8.9	4.1	12.7
C-21-0909	0.46	35.00	0.04	2.87	6.19	252.00	0.09	31.65	80.4	69.9	26.0	93.1
C-21-0914	0.57	21.00	0.15	1.50	12.20	173.00	1.27	19.62	92.5	73.9	77.4	93.6
C-21-0917	0.82	22.00	0.16	1.17	2.65	47.00	0.48	3.19	84.8	73.7	95.5	91.2
C-21-0925	0.84	29.00	0.20	1.80	7.96	50.00	0.38	4.35	88.8	83.5	87.1	92.4
C-21-0926	0.71	20.00	0.20	0.99	10.30	124.00	1.34	13.29	71.1	62.0	58.4	91.8
C-21-0932	1.03	41.00	0.25	1.84	9.19	147.00	1.50	19.12	80.8	66.2	65.9	91.4
C-21-0935	0.75	26.00	0.29	1.76	11.70	182.00	1.60	21.00	86.7	70.7	80.0	94.1
C-21-0938	1.15	26.00	0.22	2.85	9.73	201.00	1.13	29.00	87.5	82.3	75.6	95.7
C-21-0939	0.82	32.00	0.25	2.23	12.30	179.00	1.69	22.00	94.7	81.5	79.8	94.8
C-21-0941	0.38	23.00	0.39	1.87	7.13	191.00	3.91	22.57	93.0	87.1	89.6	95.8
10-30

Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Sample	Head Grades				Concentrate Grade				Recovery
	Au g/t	Ag g/t	As %	CuT %	Au g/t	Ag g/t	As %	CuT %	Au %	Ag %	As %	CuT %
C-21-0946	2.21	94.00	0.19	8.71	16.90	236.00	0.41	31.75	95.5	86.0	79.3	96.8
C-21-0948	0.75	17.00	0.22	1.78	11.40	203.00	1.93	22.71	86.4	68.2	74.0	86.4
C-21-0949	2.02	41.00	0.54	4.60	5.10	120.00	1.44	20.00	88.8	85.9	93.1	96.7
C-21-0952	1.34	21.00	0.28	1.45	18.30	226.00	2.43	23.08	72.1	55.2	68.0	92.1
C-21-0958	0.93	28.00	0.39	1.94	9.43	157.00	3.23	19.44	94.2	85.0	92.2	95.7
C-21-0959	0.40	19.00	0.16	1.58	9.61	166.00	1.84	25.68	89.1	71.9	77.3	88.1
C-21-0965	0.27	11.00	0.09	0.63	8.09	134.00	1.35	18.96	75.3	51.1	56.8	85.0
C-21-0972	0.30	34.00	0.25	1.24	1.28	33.00	0.39	1.88	53.6	34.1	29.1	28.9
C-21-0973	0.52	23.00	0.24	2.06	7.03	238.00	1.17	23.95	92.6	79.4	76.9	89.4
C-21-0974	2.41	46.00	0.17	4.98	7.96	133.00	0.52	25.61	95.9	77.1	81.7	94.7
C-21-0975	0.76	26.00	0.32	1.70	1.04	37.00	0.82	4.31	45.0	51.1	73.9	65.8
C-21-0979	0.39	25.00	0.21	2.09	7.92	141.00	1.03	28.92	80.8	49.4	39.3	83.9
C-21-0981	0.70	36.00	0.20	2.48	9.12	169.00	1.33	21.13	91.1	51.6	78.3	84.3
C-21-0983	0.49	24.00	0.13	1.64	9.09	171.00	1.08	19.68	78.9	65.2	85.2	89.7
C-21-0987	1.22	25.00	0.10	1.93	10.20	140.00	0.71	17.96	94.5	65.2	77.2	91.5
C-21-0988	0.33	55.00	0.20	3.73	4.86	236.00	0.88	24.00	93.6	76.7	71.8	90.4
C-21-0988-A	0.24	36.00	0.12	1.85	3.58	227.00	1.31	24.00	83.4	66.6	63.3	88.7
C-21-0989	0.58	25.00	0.12	2.09	9.33	152.00	0.94	22.00	89.5	82.1	83.2	91.9
C-21-0989	0.58	25.00	0.12	2.09	9.33	152.00	0.94	22.00	89.5	82.1	83.2	91.9
C-21-0990	0.67	48.00	0.18	4.32	7.16	166.00	0.89	28.70	88.9	67.5	85.1	92.6
C-21-0990 -A	1.08	43.00	0.19	2.93	7.52	289.00	1.23	28.51	78.9	70.7	70.9	92.3
C-21-0991	0.79	34.00	0.24	2.80	4.88	252.00	1.52	26.81	83.1	77.4	72.8	92.4
C-21-0992	2.82	111.00	0.22	6.38	8.03	197.00	0.53	29.56	88.1	67.9	63.9	94.9
C-21-0994	0.62	41.00	0.30	4.29	4.43	307.00	1.37	27.62	93.4	90.9	83.5	94.4
C-21-0995	0.39	22.00	0.27	2.07	4.44	202.00	2.72	25.87	83.6	79.4	79.9	91.8
C-21-1003	1.21	37.00	0.18	3.56	9.53	128.00	0.97	25.00	95.3	66.9	83.9	92.7
C-21-1003 -A	2.56	67.00	0.15	6.92	8.65	167.00	0.41	27.33	97.7	87.6	89.5	97.3
C-21-1004	0.89	32.00	0.21	2.26	9.54	154.00	1.68	21.00	95.6	73.1	87.9	91.9
C-21-1020	1.77	26.00	0.28	1.74	8.79	195.00	2.68	22.48	82.1	55.1	73.4	93.8
C-21-1021	1.73	23.00	0.19	0.95	8.33	195.00	2.18	19.20	70.1	52.7	63.4	90.8
C-21-1024	1.15	17.63	0.26	1.50	3.75	75.00	0.95	7.29	91.1	85.5	70.1	90.4
C-21-1029	0.71	12.00	0.31	1.12	1.07	16.00	0.64	1.52	74.4	73.6	82.5	83.6
C-21-1010	0.41	18.67	0.30	1.31	5.28	227.00	2.63	18.46	76.7	56.2	56.2	71.0
C-21-1009 HW	0.73	24.00	0.28	1.08	4.38	39.00	1.08	3.86	80.9	61.4	74.6	74.5
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Sample	Head Grades				Concentrate Grade				Recovery
	Au g/t	Ag g/t	As %	CuT %	Au g/t	Ag g/t	As %	CuT %	Au %	Ag %	As %	CuT %
C-21-1009 FW	5.40	27.00	0.31	2.07	2.35	57.00	0.86	5.86	76.3	67.6	84.3	82.1
C-21-1007	2.13	25.38	0.32	1.75	6.53	81.00	2.09	6.92	62.9	55.8	66.0	66.3
C-21-1027	1.42	14.00	0.23	1.67	3.83	35.00	0.78	4.83	82.3	75.9	84.9	76.0
C-21-1032	1.98	21.00	0.20	1.95	9.00	51.00	0.74	4.49	94.5	73.9	88.1	76.6
C-21-1041	0.72	12.00	0.18	1.04	0.90	29.00	0.52	3.06	80.7	77.4	81.6	85.1
C-21-1044	1.79	19.00	0.20	1.45	11.00	111.00	1.25	15.26	89.0	71.2	67.2	86.9
C-21-1026	2.50	31.00	0.19	1.41	5.80	41.00	0.54	4.04	76.9	69.0	87.6	82.3
C-21-1023	0.82	29.00	0.17	1.00	3.91	35.00	0.55	3.23	60.3	68.8	72.4	75.9
C-21-1033	1.14	23.00	0.21	2.33	9.80	92.00	0.88	8.90	84.2	68.5	85.4	83.9
C-21-1034	0.31	16.00	0.15	1.04	7.00	360.00	5.65	3.27	95.6	95.7	97.0	79.2
C-21-1035	0.39	20.00	0.21	1.44	4.00	32.00	0.53	3.34	95.2	80.1	84.1	87.6
C-21-1008	1.22	21.50	0.21	1.30	6.79	124.00	1.38	19.50	82.6	69.6	65.4	90.9
C-21-1015	2.71	22.00	0.06	1.46	8.40	153.00	0.51	19.89	89.4	70.2	90.3	90.3
C-22-1097	1.09	18.00	0.23	1.65	8.93	134.59	2.32	16.38	80.8	80.7	86.5	90.4
C-22-1093	0.65	21.00	0.23	2.13	2.83	120.00	2.50	11.68	73.3	79.4	85.7	96.8
C-22-1125	0.16	6.00	0.03	0.37	2.59	47.00	0.38	5.42	71.9	47.3	39.8	71.8
C-22-1134	0.80	16.00	0.25	1.21	2.86	91.00	1.52	8.05	75.8	71.9	50.9	68.8
C-22-1145	1.56	16.00	0.08	1.36	8.59	196.00	1.49	18.66	75.2	66.8	71.8	82.7
C-22-1191	0.68	15.00	0.10	0.71	5.78	92.00	0.97	6.93	59.8	56.9	69.7	74.6
C-22-1192	0.83	11.00	0.09	0.43	3.02	59.00	0.67	3.50	55.8	44.4	58.5	59.7
C-23-1223	0.20	9.50	0.07	0.35	7.85	101.75	1.07	7.19	61.8	69.7	43.8	74.3
C-23-1238	0.47	19.50	0.06	1.01	3.78	59.77	0.11	3.94	83.0	64.7	51.5	85.8
C-23-1291	0.47	12.11	0.20	0.61	9.03	212.00	2.11	14.72	55.5	57.4	48.8	80.2
C-23-1290	0.65	23.00	0.24	1.15		139.50	2.50	14.26		55.7	66.6	86.0
C-23-1289	0.41	15.00	0.10	0.59		167.00	1.94	14.98		51.2	51.5	85.5
C-23-1302	0.39	11.00	0.11	0.37	6.05	105.00	1.24	8.30	49.1	48.6	43.6	75.6
C-23-1303	0.99	26.00	0.05	2.02	12.43	420.50	0.13	26.77	69.7	81.1	27.6	89.7
C-23-1314	0.43	9.00	0.09	0.58	7.34	103.50	1.39	7.52	57.9	46.4	51.0	73.9
C-23-1310	0.51	13.00	0.11	0.59	7.94	107.50	1.32	8.29	63.9	47.5	59.0	77.0
C-23-1324	0.36	21.50	0.23	1.33	7.70	220.50	3.72	26.64	67.4	71.3	82.7	91.5
C-23-1321	0.45	22.00	0.09	0.81	11.24	184.00	1.71	18.17	78.2	54.8	66.2	89.2
C-23-1320	0.85	27.00	0.17	0.93	11.05	391.00	2.66	22.89	64.5	57.6	79.5	89.9
C-23-1327	0.83	26.50	0.37	1.72	9.05	221.00	4.07	21.57	77.9	72.0	89.8	94.3
C-23-1328	2.42	57.50	0.41	3.52	11.45	296.50	2.67	27.59	84.6	84.2	92.8	94.3

Source: Aura 2024

10.5	Recovery Projections for the Cash Flow Model

The LOM average mined copper, gold and silver grades for the period 2025 to 2034 are presented in Figure 10-19. The grades are projected to decrease significantly over the period, requiring an evaluation of the grade recovery relationships for each metal for application to the project cash flow model.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 10-19: LOM Plan Average Mined Ore Grades for the Period 2025 to 2034

Source: Aranzazu 2025.

Table 10-17 presents the copper, gold, and silver recoveries used in the Aura feasibility study financial model (2018 TR), the actual recoveries achieved in the process plant from 2022 through 2024, and an average of the three years of operating data. It should be noted that the head grades for the period were consistent and higher than projected for the LOM. The average copper grades for 2022, 2023, and 2024 were 1.46%, 1.51% and 1.51%, respectively.

Table 10-17: Metal Recoveries for Actual Production Data and Aura Financial Model

	Aura Financial Model (2018 TR)	2022 Actual Recovery, %	2023 Actual Recovery, %	2024 Actual Recovery, %	Three Year Average Recovery, %
Copper Recovery, %	91.3	91.25	91.07	91.53	91.28
Gold Recovery, %	79.5	80.93	81.28	80.06	80.75
Silver Recovery, %	62.8	62.93	62.81	63.53	63.09

Table 10-18 presents the projected copper, gold, and silver head grades and metal recoveries for the grades of the LOM plan.

•	The copper feed grade in the LOM plan ranges from 1.4% in 2025 to approximately 0.8% in 2031.

•	The gold grades in the LOM plan range from 0.9 g/t in 2025 to 0.4 g/t in 2032.

•	The silver grades range from 20 g/t in 2025 to 14 g/t in 2030.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

The recoveries are calculated from equations generated from plots of grade recovery data from the 2024 daily operating data from September through December, during which time the plant was operating the flotation circuit using diesel as a flotation regent extender, and the results of the 210 drill core flotation tests. The grade versus recovery curves for the operating data are provided in Figure 10-20, Figure 10-21, and Figure 10-22 for copper, gold and silver respectively.

Table 10-18: Projected Recoveries for Copper, Gold and Silver for LOM Plan Head Grades

Copper			Gold			Silver
Grade (%)	Drill Data Recovery (%)	Plant Recovery Data Recovery (%)	Grade (g/t)	Drill Data Recovery (%)	Plant Recovery Data Recovery (%)	Grade (g/t)	Drill Data Recovery (%)	Plant Recovery Data Recovery (%)
0.70	83.55	89.29	0.10	75.46	66.59	8.00	64.27	53.13
0.80	84.31	89.89	0.20	75.86	71.93	10.00	64.82	54.91
0.90	84.99	90.42	0.30	76.26	75.05	12.00	65.37	56.69
1.00	85.59	90.89	0.40	76.66	77.26	14.00	65.92	58.47
1.10	86.13	91.32	0.50	77.06	78.98	16.00	66.46	60.25
1.20	86.63	91.71	0.60	77.47	80.39	18.00	67.01	62.03
1.30	87.09	92.07	0.70	77.87	81.57	20.00	67.56	63.81
1.40	87.52	92.40	0.80	78.27	82.60	22.00	68.11	65.59
1.50	87.91	92.71	0.90	78.67	83.51	24.00	68.66	67.37
1.60	88.28	93.00	1.00	79.07	84.32	26.00	69.20	69.15

Notes:

Green cells indicate the range of metal grades expected over LOM

Yellow cells indicate the range of metal grades where corresponding plant operating recoveries are available.

Table 10-19 presents the average metal recoveries selected for the 2018 feasibility study LOM cash flow model and the recovery formulas developed from the operating data for use in the current cash flow model.

Table 10-19: Recoveries Selected for Use in the Financial Model Based on LOM Plan

Metal	Aura Financial Model (2018 TR)	September – December 2024 Recovery Equations from Daily Operating Data, %
Cu	91.3	Rec=0.0448*ln(Cu%)+0.9089
Au	79.5	Rec=0.077*ln(Au g/t)+0.8432
Ag	62.8	Rec=0.0089*(Ag g/t)+0.4601

The feed grade versus recovery curves for copper, gold, and silver are provided in Figure 10-20, Figure 10-21, and Figure 10-22, respectively, for reference.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 10-20: Copper Grade versus Copper Recovery for September through December 2024

Figure 10-21: Gold Grade versus Gold Recovery for September through December 2024

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 10-22: Silver Grade versus Silver Recovery for September through December 2024

10.6	QP Opinion

The SLR QP is of the opinion that the quantity and quality of metallurgical samples, composite and variability testing, and plant operating performance data are sufficient to support the purpose of the TRS. The primary deleterious element that has an effect on process economics is arsenic. Arsenic occurs in the copper arsenic sulphide minerals, enargite and tennantite, and will report to the concentrate drawing penalties as discussed in Section 10.4.1 of this report.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
11.0	Mineral Resource Estimates

11.1	Summary

The Aranzazu Mineral Resource estimate encompasses several skarn bodies, including GHFW, GHHW, GHHW_Bajo, GHHW_5, MX, MXS, MX Norte (MXN), MXS Hanging wall (MXS_HW), BW, Conexion, Cabrestante (CAB), CAB Southwest (CAB_SW6), CAB_SW6.1, La Caja, and Esperanzas. The Mineral Resource estimate was prepared by Aura; SLR has audited and accepted the results.

The Mineral Resource estimate was based solely on diamond drill hole sample data. Wireframes were constructed using Leapfrog Geo software, and grade interpolation was performed using Ordinary Kriging (OK) and inverse distance squared (ID2), depending on the specific mineralized domain, within Isatis software. Block classification into Measured, Indicated, and Inferred categories was determined based on drill hole spacing and proximity to underground development. SLR validated the results through industry-standard validation methods. Mineralized wireframes were designed using a net smelter return (NSR) threshold of $45/t and a minimum width of two metres, ensuring compliance with Reasonable Prospects for Economic Extraction (RPEE) requirements.

Areas already mined were excluded from the Mineral Resource statement, and Mineral Resources are reported exclusive of Mineral Reserves. A detailed summary of the underground Mineral Resources for Aranzazu, effective December 31, 2024, is presented in Table 11-1.

Mineral Resources have been classified in accordance with the definitions for Mineral Resources in S-K 1300.

Table 11-1: Summary of Mineral Resources – December 31, 2024

Category	Tonnage (000 t)	Average Grade			Contained Metal			Metallurgical Recovery
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (000 lb)	Au (000 oz)	Ag (000 oz)
Measured	6,069	1.06	0.80	17	141,893	155	3,262	91.3% Cu, 79.5% Au, 62.8% Ag
Indicated	4,167	0.81	0.47	14	74,710	64	1,915
Total Measured + Indicated	10,236	0.96	0.67	16	216,603	219	5,178
Inferred	5,623	0.82	0.44	14	101,897	79	2,496

Notes:
1.	The definitions for Mineral Resources in S-K 1300 were followed for Mineral Resources.
2.	Mineral Resources are exclusive of Mineral Reserves.
3.	The Mineral Resource estimate is reported on a 100% ownership basis.
4.	Mineral Resources are reported on an in-situ basis without applying mining dilution, mining losses, or process losses.
5.	Mineral Resources are estimated at an NSR cut-off value of $50/t.
6.	Mineral Resources are estimated using long-term price of US$2,000 per ounce of gold, US$4.20 per pound of copper, US$25 per ounce of silver, , and a US$/MXN exchange rate of 1:20.5.
7.	Metallurgical recoveries are 91.3% for Cu, 79.5% for Au, and 62.8% for Ag.
8.	The NSR formula is as follows: NSR = 74.553 x Cu (%) + 47.932 x Au (g/t) + 0.431 x Ag (g/t).
9.	A minimum mining width of 2.0 m was used.
10.	Estimated bulk density ranges between 2.03 t/m3 and 5.51 t/m3.
11.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
12.	Reasonable prospects for economic extraction were met by applying a minimum mining width of 2.0 m, ensuring grade continuity above the cut-off value, and by excluding non-mineable material prior to reporting.
13.	Metallurgical recoveries reported as the average over the life of mine.
Numbers may not or multiply correctly due to rounding.

11-1

Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Metal prices were supplied by Aura’s Corporate group and are based on consensus, long term forecasts from banks, financial institutions, and other sources.

The SLR QP is of the opinion that with consideration of the recommendations summarized in Sections 1 and 23 of this TRS, any issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work.

11.2	Resource Database

The drill hole database for the Aranzazu deposit was compiled and provided by Aura, with a review conducted by SLR. It is maintained in AcQuire software and includes datasets such as multi-element assay results, lithological logs, alteration descriptions, collar locations, downhole deviation surveys, density measurements, structural observations and RQD values, all organized into separate tables. The Aranzazu database was incorporated into a Seequent Leapfrog 2024.1.1 project, and supplementary Microsoft Excel files were also provided.

The Aranzazu database contains data from diamond drilling conducted between 1961 and 2024, comprising 2,585 valid drill holes with a cumulative length of 437,077.56 m and a combination of 218,317 Cu samples, 208,766 Au samples, and 211,579 Ag samples. Details of the database verification process are presented in Section 9 of this Technical Report. The final version of the database, with a cut-off date of July 31, 2024, includes drill hole assay results of M-24-0208 and C-24-1434 as the most recent additions. A total of 1,332 drill holes were added since the last Mineral Resource estimate of 2018, which included drill holes up to 2014. No drilling was completed between 2014 and the estimate prepared in 2018, however, three drill holes were excluded from the current estimate, resulting in 1,329 valid drill holes used for this Mineral Resource estimate:

•	RW_001 was excluded due to the absence of logged lithology or assays, containing only collar and survey data.

•	GHP-GMX-04 was excluded due to inconsistencies in lithology compared to newly drilled holes.

•	M-20-0007 was excluded as it was aborted before reaching the intended target.

11.3	Geological Interpretation

Aura constructed a lithology model for the Aranzazu deposit, integrating regional geological formations and lithological units based on drill hole logging. The modelled formations include the Zuloaga, La Caja, Taraises, Cupido, La Peña, and Cuesta del Cura formations. Additional units include a granodiorite body, an intrusive pipe, marble, porphyry, hornfels, and multiple skarn zones, reflecting the complexity of the deposit's geology. Skarns are emplaced along and between the granodiorite and the different regional formations, as illustrated in Figure 11-1.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

A mineralization model was developed using a Net Smelter Return (NSR) cut-off of US$45/t. The model was developed using the skarn lithology wireframes as the structural framework, emphasizing the role of skarns as the primary host for the economic mineralization and ensuring the geological controls on mineral distribution were accurately represented. The NSR incorporates contributions from copper (Cu), gold (Au), and silver (Ag), with the calculation formula provided in Section 11.9. Fourteen mineralized wireframes (DOM) were constructed, each respecting a minimum thickness of two metres. The fourteen domains are: GHHW, GHFW, GHHW_Bajo, GHHW_5, MXS, MXN, MXS_HW, CAB, CAB_SW6, CAB_SW6.1, BW, Esperanzas, La Caja, and Conexion (Figure 11-2). These domains extend up to 120 m from drill data or terminate midway between economic and non-economic intersections, with some boundaries relaxed in specific areas to reflect observed but potentially inferred continuity of the mineralization.

This combined modelling approach ensures a detailed and accurate representation of both lithological and mineralization characteristics, essential for resource estimation and future planning. Mineralization wireframes and their lithological context are shown in Figure 11-1.

11-3

Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 11-1: Plan View of Principal Lithologies and Mineralization Domains

Plan View

North (Y)
N
Min-Litho Model:
Skarns
Granodiorite
Regional Formations
All Mineralized Zones
Elev (Z)
East (X)
0 200 400 600 800 1000
Metres
Min Model:
GHHW
GHFW
GHHW-Bajo
GHHW-5
MXS
MXN
MXS-HW
CAB
CAB-SW6
CAB-SW6.1
BW
La Caja
Esperanzas
Conexion
0 125 250 375 500
Metres

Aura Minerals Inc.

Aranzazu Mine

Zacatecas, Mexico

Plan View of Principal Lithologies and Mineralization Domains

SLR

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 11-2: Longitudinal View - Mineralization Domains

Longitudinal View - Looking Northeast
Elev (Z)
+2200
+2100
+2000
+1900
+1800
+1700
+1300
North (Y)
+2724600
+2724400
+2724200
+2724000
+2723800
+2723600
+2723400
+2723200
+2723000
+253200
+253400
+253600
+253800
+254000
+254200
+254400
+254600
+254800
+255000
East (X)
Plunge 00
Azimuth 048
Legend:
GHHW
GHFW
GHHW Bajo
GHHW 5
MXS
MXN
MXS HW
CAB
CAB SW6
CAB SW6.1
BW
La Caja
Esperanzas
Conexion
0
125
250
375
500
Metres
SLR
Aura Minerals Inc.
Aranzazu Mine
Zacatecas, Mexico
Longitudinal View
Mineralization Domains

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
11.4	Resource Assays

11.4.1	Compositing

Prior to grade estimation, assay values were composited into fixed intervals of 2 m, as established by Aura. This compositing process, done in Isatis, was applied within the boundaries of the mineralization wireframes (DOM), starting from the drill hole's entry point and extending to its exit. Intervals shorter than 1 m (50% of the interval length) were distributed equally along the interval to ensure consistency across the dataset. Descriptive statistics for the raw assay and composite values are presented in Table 11-2. The statistics are derived from the flagged domain applied to the assay data in Isatis. Samples longer than 5 m, representing low recovery intervals where values from adjacent high recovery samples were assigned due to sampling limitations, were excluded from the raw assay database used in the estimation. Aura omitted the missing values and missing intervals from the dataset. The SLR QP recommends replacing these values with either 0 or the lowest detection limit, depending on the reason for the missing data. The chosen approach should consider whether the gaps are due to geological features (e.g., faults) or drilling and sampling issues, such as poor core recovery, failure to sample due to access constraints, lost holes, or wedges.

Table 11-2: Copper, Gold and Copper Assay and Composite Statistics

Domain	Metal	Assay						Composite
		Count	Length (m)	Min	Mean	Max	CV	Count	Length (m)	Min	Mean	Max	CV
GHFW	Ag (g/t)	27,557	27,104.58	0.1	21.88	1,285.00	1.27	13,079	27,099.31	0.1	21.88	434.18	1.09
	Au (g/t)	27,563	27,120.68	0	1.13	30.70	1.41	13,087	27,115.67	0	1.13	22.24	1.18
	Cu (%)	27,633	27234.39	0	1.56	31.74	1.47	13,139	27,227.83	0	1.56	24.46	1.24
GHHW	Ag (g/t)	7,550	8,880.74	0.05	14.96	388.00	1.42	4,238	8,883.30	0.05	14.96	338.46	1.19
	Au (g/t)	7,508	8,834.34	0	0.74	28.40	1.73	4,216	8,834.32	0	0.74	21.49	1.46
	Cu (%)	7,838	9,419.56	0	0.75	23.99	1.43	4,487	9,427.13	0	0.75	14.51	1.17
GHHW_Bajo	Ag (g/t)	1,717	1,636.50	0.1	15.61	252.00	1.36	747	1,603.14	0.1	15.40	140.99	1.11
	Au (g/t)	1,718	1,638.50	0	0.52	17.10	1.50	748	1,605.23	0	0.51	6.83	1.20
	Cu (%)	1,718	1,638.50	0	0.81	11.78	1.16	748	1,605.23	0	0.80	6.70	0.91
GHHW_5	Ag (g/t)	583	930.81	0.1	14.98	356.00	1.71	432	930.81	0.34	14.98	236.70	1.47
	Au (g/t)	583	930.81	0	1.44	90.20	3.07	432	930.81	0	1.44	83.74	2.85
	Cu (%)	597	960.48	0.01	1.01	20.46	1.63	445	959.98	0.01	1.01	15.58	1.49
MXS	Ag (g/t)	5,757	6,835.92	0.05	16.92	343.89	1.39	3,323	6,835.84	0.05	16.92	292.49	1.21
	Au (g/t)	5,758	6,837.92	0	0.70	18.51	1.70	3,324	6,837.92	0	0.70	18.51	1.49
	Cu (%)	5,995	7,290.23	0	1.56	23.29	1.42	3,537	7,286.84	0	1.55	20.69	1.22
MXS_HW	Ag (g/t)	446	685.16	0.05	5.87	84.00	1.38	322	685.16	0.05	5.87	61.12	1.23
	Au (g/t)	436	663.06	0	0.43	10.00	1.81	311	663.06	0	0.43	5.01	1.42
	Cu (%)	485	743.31	0	0.82	10.10	1.41	348	743.31	0	0.82	7.80	1.25
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Domain	Metal	Assay						Composite
		Count	Length (m)	Min	Mean	Max	CV	Count	Length (m)	Min	Mean	Max	CV
MXN	Ag (g/t)	1,874	2,482.18	0.05	14.74	235.00	1.18	1,163	2,482.18	0.05	14.74	122.40	0.93
	Au (g/t)	1,767	2,312.74	0	0.36	5.51	1.44	1,082	2,312.74	0	0.36	3.48	1.12
	Cu (%)	2,375	3,214.66	0	1.07	22.08	1.42	1,508	3,214.95	0	1.07	17.86	1.14
BW	Ag (g/t)	2,753	3,843.88	0.2	25.91	382.00	1.32	1,850	3,839.35	0.2	25.93	349.11	1.19
	Au (g/t)	2,202	2,991.64	0	0.41	8.70	1.49	1,436	2,989.70	0	0.41	4.23	1.21
	Cu (%)	2,824	4,032.33	0	1.55	21.10	1.35	1,940	4,028.32	0	1.55	18.12	1.20
CAB	Ag (g/t)	604	745.91	0.2	34.28	800.00	2.17	345	746.12	0.25	34.28	417.05	1.72
	Au (g/t)	443	496.86	0	1.14	18.60	1.75	231	498.40	0	1.16	13.46	1.49
	Cu (%)	668	829.20	0	1.29	23.13	1.58	385	831.07	0	1.29	10.46	1.24
CAB_SW6	Ag (g/t)	239	361.83	0.1	18.91	137.00	1.28	170	362.85	0.1	18.93	125.25	1.14
	Au (g/t)	239	361.83	0	0.70	28.30	2.96	170	362.85	0	0.70	15.67	2.45
	Cu (%)	238	359.83	0	0.87	7.39	1.26	169	360.85	0	0.87	3.97	1.10
CAB _SW6.1	Ag (g/t)	66	113.50	1.2	30.91	441.00	2.06	55	113.50	1.8	30.91	343.40	1.80
	Au (g/t)	66	113.50	0	0.68	8.37	1.62	55	113.50	0.02	0.68	6.35	1.41
	Cu (%)	66	113.50	0.01	1.44	10.00	1.27	55	113.50	0.02	1.44	6.94	1.11
Esperanzas	Ag (g/t)	41	35.80	2.1	11.10	125.00	1.21	14	35.80	3.46	11.10	29.77	0.65
	Au (g/t)	41	35.80	0.02	0.35	2.20	1.09	14	35.80	0.07	0.35	0.92	0.71
	Cu (%)	41	35.80	0.09	0.66	8.02	1.37	14	35.80	0.24	0.66	1.92	0.74
La Caja	Ag (g/t)	99	79.91	0.25	10.37	49.40	0.89	38	79.91	0.53	10.37	28.47	0.70
	Au (g/t)	99	79.91	0.01	0.84	5.72	1.22	38	79.91	0.11	0.84	3.55	0.85
	Cu (%)	99	79.91	0	0.72	3.54	0.93	38	79.91	0	0.72	2.16	0.78
Conexion	Ag (g/t)	300	258.61	0.25	10.08	135.00	1.59	121	258.61	0.25	10.08	99.56	1.29
	Au (g/t)	300	258.61	0	0.32	2.24	1.43	121	258.61	0	0.32	1.43	1.13
	Cu (%)	300	258.61	0	0.57	5.60	1.49	121	258.61	0	0.57	4.12	1.17

11.4.2	Treatment of High Grade Assays

11.4.2.1	Capping Levels

Capping on composites aligns with the estimation scale, prevents over-smoothing, retains geological context, and provides a balanced approach to managing outliers while maintaining data variability. Aura designed the capping strategy, which was later subjected to a detailed review by SLR. This review involved analyzing various data aspects, including raw assay statistics, composite data, histograms, log-probability plots, disintegration and decile analyses, to independently establish capping thresholds for each domain. Not all domains required capping. The capped copper, gold, and silver composite statistics for Aranzazu, broken down by capped domain, are summarized in Table 11-3.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 11-3: Copper, Gold, and Silver Composite Statistics and Capping Levels

Domain	Metal	Min	Max	Mean	CV	Cap	No. of Cap	Capped Mean	Capped CV	% Metal Loss
GHFW	Cu (%)	0.0	24.46	1.56	1.24	18	18	1.56	1.21	0.29
	Au (g/t)	0.0	22.24	1.13	1.18	12	8	1.12	1.16	0.19
	Ag (g/t)	0.1	434.18	21.88	1.09	238	10	21.87	1.05	0.3
GHHW	Cu (%)	0.0	14.51	0.75	1.17	8	5	0.74	1.1	0.36
	Au (g/t)	0.0	21.49	0.74	1.46	7	19	0.72	1.29	1.99
	Ag (g/t)	0.05	338.46	14.96	1.19	155	10	14.77	1.12	0.64
GHHW_BAJO	Cu (%)	0	6.70	0.80	0.91	8	0	0.8	0.9	0
	Au (g/t)	0	6.83	0.51	1.20	7	0	0.51	1.2	0
	Ag (g/t)	0.1	140.99	15.40	1.11	155	0	15.4	1.11	0
GHHW_5	Cu (%)	0.01	15.58	1.01	1.49	4.3	11	0.92	0.99	8.92
	Au (g/t)	0	83.74	1.44	2.85	10	3	1.27	1.09	12.77
	Ag (g/t)	0.34	236.70	14.98	1.47	91	7	14	1.12	6.68
MXS	Cu (%)	0	20.69	1.55	1.22	12	18	1.54	1.14	1.14
	Au (g/t)	0	18.51	0.70	1.49	7	11	0.69	1.35	1.65
	Ag (g/t)	0.05	292.49	16.92	1.21	146	10	16.82	1.14	0.85
MXS_HW	Cu (%)	0	7.80	0.82	1.25	4.4	8	0.78	1.06	5.66
	Au (g/t)	0	5.01	0.43	1.42	1.65	7	0.4	1.09	7.94
	Ag (g/t)	0.05	61.12	5.87	1.23	24	11	5.65	1.08	4.32
MXN	Cu (%)	0	17.86	1.07	1.14	7	11	1.04	0.99	20.05
	Au (g/t)	0	3.48	0.36	1.12	2.34	8	0.35	1.03	1.35
	Ag (g/t)	0.05	122.40	14.74	0.93	92	6	14.65	0.91	0.35
BW	Cu (%)	0	18.12	1.55	1.20	12	10	1.54	1.14	1.01
	Au (g/t)	0	4.23	0.41	1.21	2.4	20	0.39	1.09	2.52
	Ag (g/t)	0.2	349.11	25.93	1.19	255	2	25.93	1.17	0.2
CAB	Cu (%)	0	10.46	1.29	1.24	7	7	1.26	1.17	2.07
	Au (g/t)	0	13.46	1.16	1.49	7.6	3	1.12	1.36	3.08
	Ag (g/t)	0.25	417.05	34.28	1.72	180	11	30.19	1.34	11.53
CAB SW 6.1	Cu (%)	0.02	6.94	1.44	1.11	5	3	1.34	1.01	4.33
	Au (g/t)	0.02	6.35	0.68	1.41	2	4	0.59	0.98	12.33
	Ag (g/t)	1.8	343.40	30.91	1.80	143	2	26.03	1.43	12.26

11.4.2.2	High Grade Restriction

High-grade restrictions were not applied because the capping process itself effectively limited the influence of extreme values, ensuring that the high-grade samples did not disproportionately impact the surrounding grade distribution in the estimation model.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

11.5	Trend Analysis

11.5.1	Grade Contouring

The continuity of copper, gold, and silver grades at Aranzazu were assessed by SLR by generating grade shells for each zone within the mineralized envelopes using Leapfrog. This process identified several moderate to steep plunging trends, with the principal trend typically oriented from west to east. Grade contouring examples for gold in zone GHHW and for copper in GHFW are illustrated in Figure 11-3 and Figure 11-4Figure 11-4. The orientation of these trends was instrumental in guiding the experimental variography and the setup of the search ellipses.

The SLR QP recommends that Aura introduce in their procedures detailed trend analyses and grade contouring to identify spatial patterns and directional grade continuity within mineralized zones. Using these insights ensures that the interpolation accurately reflects geological trends.

The SLR QP also suggests exploring the use of sub-domains for individual elements to better capture their specific trends. This approach may improve the estimate by allowing for adjustments such as higher capping in areas where distal low-grade copper is excluded and may also lead to more stable variogram results.

11-9

Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 11-3: Gold Grade Contouring of Domain GHHW

Aura Minerals Inc.
Aranzazu Mine
Zacatecas, Mexico
Gold Grade Contouring of domain GHHW
SLR
Looking Southwest
Elev (Z)
GHHW
Au (g/t):
> 3.0
1.5 - 3.0
1.0 - 1.5
0.5 - 1.0
0.3 - 0.5
0.2 - 0.3
0.1 - 0.2
< 0.1
Legend:
Grade Trends
1500
+1400
+1300
East (X)
+255100
+255000
+254900
+254800
+254700
+254600
+254500
+254400
+254300
+254200
+254100
+2723600
+2723700
+2723800
+2723900
+2724000
+2724100
North (Y)
Plunge +01
Azimuth 225
0
60
120
180
240
300
Metres

Source: SLR 2024.

11-10

Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 11-4: Copper Grade Contouring of Domain GHFW

Aura Minerals Inc.

Aranzazu Mine

Zacatecas, Mexico

Copper Grade Contouring of domain GHFW

SLR

Looking Southwest
Elev (Z)
GHFW
Cu (%):
> 2.5
2.0 - 2.5
1.5 - 2.0
1.0 - 1.5
0.75 - 1.0
0.50 - 0.75
0.20 - 0.50
< 0.20
Legend:
Grade Trends
+1500
+1400
+1300
East (X)
+254700
+254600
+254500
+254400
+254300
+254200
+254100
+254000
+253900
+2723800
+2723850
+2723900
+2723950
+2724000
+2724050
+2724100
+2724150
North (Y)
Plunge 00
Azimuth 225
0 50 100 150 200
Metres

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
11.5.2	Variography

For all resource domains and economic elements (Cu, Au, and Ag), experimental variogram models were created by Aura in Isatis software to evaluate grade continuity using their original units, with additional normal scored variograms generated for select cases. They were subsequently reproduced and verified in Leapfrog Edge by SLR. Trends identified through grade contouring were critical in supporting the primary directions of continuity for variogram modelling. Stable variograms were successfully developed for domains with higher sample densities, including GHHW, GHFW, GHHW_Bajo, GHHW_5, MXS, MXN, MXS_HW, and BW. Ordinary kriging was employed for grade estimation within these domains, while ID2 was applied to the remaining domains where fewer samples were available. Details of the stable variogram parameters are provided in Table 11-4.

The variograms supported the definition of search ellipsoid anisotropy, highlighted linear trends in the dataset, and informed decisions for Mineral Resource classification. Figure 11-5 presents the variograms for copper, gold, and silver in the GHFW domain.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 11-4: Copper, Gold and Silver Variogram Parameters

Domain	Rotations[1]	Nugget	Variances[2]	Structure 1 Type	Structure 2 Type	Structure 1 Ranges (m)[3]	Structure 2 Ranges (m)
Cu
GHHW	(77/30/285)	0.25	(0.58,0.17)	Exponential	Spherical	(20,20,17)	(102,100,23)
GHFW	(60/40/295)	0.31	(0.58, 0.09)	Exponential	Spherical	(16,15,10)	(38,30,15)
GHHW_Bajo	(77/30/285)	0.31	(0.47,0.22)	Exponential	Spherical	(20,20,17)	(102,100,23)
MXS	(59/20/265)	0.50	(0.24,0.25)	Spherical	Spherical	(11,10,10)	(21,20,13)
MXN	(80/65/290)	0.40	(0.20,0.40)	Spherical	Spherical	(20,15,2)	(40,33,5)
MXS_HW	(75/26/309)	0.11	(0.14,0.73)	Spherical	Spherical	(54,29,14)	(71,68,28)
BW	(75/24/92)	0.39	(0.53,0.07)	Spherical	Spherical	(9,9,6)	(12,10,10)
Au
GHHW	(77/30/285)	0.25	(0.55,0.20)	Exponential	Spherical	(60,50,17)	(120,115,23)
GHFW	(60/40/290)	0.43	(0.43,0.13)	Exponential	Spherical	(29,26,11)	(40,34,20)
GHHW_Bajo	(77/30/285)	0.25	(0.57,0.17)	Exponential	Spherical	(38,18,3)	(102,35,5)
MXS	(59/20/265)	0.33	(0.6,0.07)	Spherical	Spherical	(15,13,12)	(41,20,19)
MXN	(80/65/290)	0.53	(0.44,0.12)	Spherical	Spherical	(16,15,6)	(30,26,12)
MXS_HW	(73/31/105)	0.20	(0.46,0.31)	Spherical	Spherical	(19,30,18)	(68,80,28)
BW	(80/35/90)	0.53	(0.32,0.13)	Spherical	Spherical	(13,12,9)	(50,30,13)
Ag
GHHW	(75/30/290)	0.34	(0.41,0.28)	Spherical	Spherical	(20,25,13)	(48,40,20)
GHFW	(60/40/295)	0.33	(0.57, 0.10)	Spherical	Spherical	(16,13,10)	(37,30,19)
GHHW_Bajo	(75/30/290)	0.17	(0.37,0.46)	Spherical	Spherical	(30,28,10)	(75,100,15)
MXS	(59/20/265)	0.34	(0.55, 0.11)	Spherical	Spherical	(15,7,10)	(31,17,14)
MXN	(80/65/290)	0.49	(0.48,0.02)	Spherical	Spherical	(18,10,3)	(30,20,5)
MXS_HW	(71/30/112)	0.12	(0.77,0.09)	Spherical	Spherical	(24,32,21)	(84,52,32)
BW	(80/35/90)	0.18	(0.80,0.01)	Spherical	Spherical	(13,22,17)	(26,26,19)
Notes: 1. Isatis rotation (Dip, Dip Azimuth, Pitch) 2. Variance for structures 1 and 2 (C1, C2) 3. Ranges in Major, Semi-Major and Minor directions
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 11-5: GHFW Variograms of Copper, Gold and Silver

The SLR QP recommends updating regularly the variography studies with new data to better define grade continuity and variability. This will help optimize search parameters and influence classification criteria based on improved understanding of spatial relationships.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

11.6	Search Strategy and Grade Interpolation Parameters

Parent block estimates were completed using both the OK and ID2 methods. The estimation process consisted of four progressively expanding interpolation passes. Anisotropic search ellipses, aligned with observed grade plunges, were utilized for grade estimation across all zones. Specific dimensions and orientations of the search ellipses are summarized in Table 11-5, while the composite selection strategy is outlined in Table 11-6.

Table 11-5: Search Strategy and Grade Interpolation Parameters

Domain	Method	Used for	Ellipsoid Directions[1]	Pass 1 (P1)			Pass 2 (P2)			Pass 3 (P3)			Pass 4 (P4)
				X	Y	Z	X	Y	Z	X	Y	Z	X	Y	Z
GHFW	OK	Cu	60/40/295	25	20	15	50	40	30	100	80	60	360	180	145
		Au	60/40/290
		Ag	60/40/295
GHHW	OK	Cu	77/30/285	25	20	15	50	40	30	100	80	60	360	180	145
		Au	77/30/285
		Ag	75/30/290
GHHW_Bajo	OK	Cu	77/30/285	25	20	15	50	40	30	100	80	60	360	180	145
		Au	77/30/285
		Ag	75/30/290
GHHW_5	ID2	Cu	82/222/50	25	20	15	50	40	30	100	80	60	360	180	145
		Au
		Ag
MXS	OK	Cu	59/20/265	25	20	15	50	40	30	100	80	60	360	180	145
		Au	59/20/265
		Ag	59/20/265
MXS_HW	OK	Cu	75/26/309	25	20	15	50	40	30	100	80	60	360	180	145
		Au	73/31/105
		Ag	71/30/112
MXN	OK	Cu	80/65/290	25	20	15	50	40	30	100	80	60	360	180	145
		Au	80/65/290
		Ag	80/65/290
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Domain	Method	Used for	Ellipsoid Directions[1]	Pass 1 (P1)			Pass 2 (P2)			Pass 3 (P3)			Pass 4 (P4)
				X	Y	Z	X	Y	Z	X	Y	Z	X	Y	Z
BW	OK	Cu	75/24/92	25	20	15	50	40	30	100	80	60	360	180	145
		Au	80/35/90
		Ag	80/35/90
CAB	ID2	Cu	76/50/300	25	20	15	50	40	30	100	80	60	360	180	145
		Au
		Ag
CAB_SW6	ID2	Cu	76/146/40	25	20	15	50	40	30	100	80	60	360	180	145
		Au
		Ag
CAB _SW6.1	ID2	Cu	88/240/60	25	20	15	50	40	30	100	80	60	360	180	145
		Au
		Ag
Esperanzas	ID2	Cu	42/40/320	25	20	15	50	40	30	100	80	60	360	180	145
		Au
		Ag
La Caja	ID2	Cu	42/49/90	25	20	15	50	40	30	100	80	60	360	180	145
		Au
		Ag
Conexion	ID2	Cu	62/25/40	25	20	15	50	40	30	100	80	60	360	180	145
		Au
		Ag
Notes: 1. Isatis Directions.

Table 11-6: Composite Selection Plan

Pass	Min Samples	Max Samples	Max Samples per Drill Hole
P1	12	24	3
P2	12	24	3
P3	6	12	3
P4	2	12	1

To continuously improve the model, the SLR QP recommends evaluating and refining the interpolation approach as new data becomes available. This includes assessing whether current methods (e.g., OK or ID2) remain appropriate for specific zones, if the pass sizes are still acceptable, or if the composite selection strategy is still adequate. It also includes implementing dynamic anisotropy to improve the accuracy of grade interpolation by aligning the search ellipsoid with the variable orientations of mineralized domains such as folding, faulting, and plunging trends. By integrating dynamic anisotropy, the resource model better reflects the true grade continuity, enhances resource classification reliability, and aligns with the structural complexity typical of skarn deposits.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

11.7	Bulk Density

The database contains 8,581 density measurements, averaging 2.98 g/cm³. A review of density within lithology and mineralization wireframes revealed higher values in skarn lithologies, with averages ranging from 2.88 g/cm³ to 3.28 g/cm³, compared to marbles, porphyries, limestone, granodiorite, and breccias, which fall between 2.58 g/cm³ and 2.86 g/cm³. Within the estimation domains, primarily associated with skarn lithologies, density averages range from 2.60 g/cm³ to 3.54 g/cm³, as shown in Table 11-7. However, some high maximum values exceeding 5 g/cm³ were noted. These outliers should be reviewed to determine whether they represent valid data points or should be excluded from the density estimation to avoid skewing results. Many lithologies and domains still lack sufficient data to provide a clear representation of their true density. For the estimation process, density was interpolated in Isatis software using the ID2 method across three interpolation passes, as detailed in Table 11-7. For domains with limited data, Aura still estimated the density within the domain. The SLR QP recommends expanding density sampling across all lithologies, domains and domain’s shoulders, with particular focus on under-sampled domains, and reviewing high maximum values to enhance the accuracy of future estimations. In addition, the SLR QP recommends that Aura perform a reconciliation analysis to evaluate the accuracy of their density estimates at the Mine.

Table 11-7: Density Values per Domain

Name	Count	Length	Mean (g/cm3)	SD1	CV2	Min (g/cm3)	Max (g/cm3)
GHHW	432	43.03	3.09	0.50	0.16	2.01	5.66
GHFW	1,897	188.59	3.15	0.55	0.18	2.01	5.77
GHHW_Bajo	103	10.30	3.06	0.50	0.16	2.01	4.86
GHHW_5	24	2.35	2.60	0.42	0.16	2.10	3.43
MXS	405	40.21	3.07	0.50	0.16	2.03	4.73
MXN	172	16.95	3.37	0.47	0.14	2.29	4.30
MXS_HW	43	4.30	2.93	0.38	0.13	2.31	3.76
CAB	27	2.70	3.41	0.57	0.17	2.52	4.62
CAB_SW6	23	2.30	3.28	0.38	0.12	2.53	4.02
CAB_SW6.1	7	0.70	3.01	0.30	0.10	2.45	3.43
BW	191	18.60	3.19	0.57	0.18	2.08	4.91
La Caja	2	0.20	3.54	0.14	0.04	3.44	3.64
Esperanzas	3	0.30	3.42	0.32	0.09	3.06	3.65
Conexion	28	2.60	3.50	0.46	0.13	2.31	4.27
Notes: 1. Standard deviation 2. Coefficient of variation

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

11.8	Block Models

The block model setup and interpolation were performed using Isatis software. Each of the 14zones was assigned a distinct block model; however, all models share a common origin and dimensions. This consistent configuration ensures efficient alignment across the zones and facilitates the seamless transfer of multiple block models to engineering. Parent blocks of 2 m x2 m x 2 m were used. Additionally, the selected block sizes are deemed suitable by SLR for the deposit geometry and the proposed mining methods. Position and dimensions of the block model are presented in Table 11-8.

Table 11-8: Block Model Extents and Dimensions

Type	X	Y	Z
Minimum Corner	252,579	2,723,934	1,090
No. of Blocks/Nodes	1,280	639	643
Parent Block Size (m)	2	2	2
Rotation (°)[1]	32	0	0
Notes: 1. Leapfrog rotation

Although the current block model dimensions are satisfactory for the mining methods used at site, the SLR QP recommends adopting sub-blocking to capture finer geological details, especially at domain boundaries and within areas of complex grade variability. This will improve the precision of volume and grade estimates, ensuring a more realistic representation of narrow and irregularly shaped mineralized zones.

11.9	Cut-off Value

A Net Smelter Return (NSR) was applied to evaluate and classify ore blocks in the model. The NSR calculation transforms copper (Cu %), gold (Au g/t), and silver (Ag g/t) grades from the block model into a revenue value per tonne. This methodology ensures that economic and operating factors are integrated into the Resource estimation process. Parameters used to calculate the NSR value for Mineral Resources are listed in Table 11-9.

Metal prices used were supplied by Aura and are based on consensus long term forecasts from banks, financial institutions, and other sources.

Metallurgical recoveries were based upon achieved plant performance at the time of NSR analysis. The metallurgical recoveries applied in the LOM plan were informed by new test work and vary over time with fluctuating feed grades and thus do not match those used in the NSR calculation. The SLR QP does not consider these differences to be material.

A cut-off value of US$50 per tonne was used for Mineral Resources. This cut-off accounts for approximately 75% of the unit operating costs (US$66.48 per tonne) and ensures that the Mineral Reserve is fully encompassed within the Mineral Resource, while also delineating the lower-grade mineralized envelope. The $50/t cut-off value approximates a marginal cut-off value, with fixed portions of mining, processing, and G&A operating costs removed. The calculation of the break-even cut-off value is presented in Section 12.5 under Mineral Reserves.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

The NSR formula used for Mineral Resources is:

NSR = 74.553 * Cu (%) + 47.932 * Au (g/t) + 0.431 * Ag (g/t)

Table 11-9: Mineral Resource NSR Parameters

Item	Unit	Value
Copper Metallurgical Recovery	%	91.3
Gold Metallurgical Recovery	%	79.5
Silver Metallurgical Recovery	%	62.8
Copper Price	US$/lb	4.20
Gold Price	US$/oz	2,000
Silver Price	US$/oz	25.00
Break-Even Cut-Off Value	US$/t	50.00

Mineral Resources were reported at a US$50/t NSR cut-off value and a 2.0 m minimum thickness with grade continuity above the cut-off to ensure that the minimum criteria for RPEE were met. While the 2-m wireframe minimum mining thickness and grade continuity above the cut-off value satisfy the criteria for RPEE, the SLR QP recommends investigating the use of underground reporting shapes developed using a stope optimiser to better align with current industry standards.

The same metal prices however different cut-off values were used for estimating Mineral Resources and Mineral Reserves. Aura has been using this methodology at Aranzazu since 2016. The SLR QP notes that this approach is not industry standard but considers the approach to have adequately defined a lower economic hurdle for Mineral Resources compared to Mineral Reserves. The SLR QP is of the opinion that an alternative methodology should be used where higher metal prices are used for Mineral Resources and the cut-off value be held constant. The SLR QP calculated the increase in metal prices required to bring the NSR value of the average ore tonne up by $16.48, which is the difference between the Resource and Reserve cut-off value. The results are presented in Table 11-10. This could be achieved by increasing the gold price by 10% to US$2,200/oz and copper price by 12.6% to US$4.73/lb. The SLR QP considers these metal prices to be in-line with prices in use at comparable projects.

Table 11-10: Metal Price Adjustments

Metal Price	Unit	Mineral Resource Price	Equivalent Price to Match Reserve Cut-off	% Difference
Copper Price	US$/lb	4.20	4.73	12.6%
Gold Price	US$/oz	2,000	2,200	10.0%
Silver Price	US$/oz	25.00	25.00	0.0%

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

11.10	Classification

Definitions for resource categories used in this TRS are those defined by SEC in S-K 1300. Mineral Resources are classified into Measured, Indicated, and Inferred categories.

In the S-K 1300 classification, a Mineral Resource is defined as “a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for economic extraction”. Mineral Resources are classified into Measured, Indicated, and Inferred categories. A Mineral Reserve is defined as the “economically mineable part of a Measured and/or Indicated Mineral Resource” demonstrated by studies at Pre-Feasibility or Feasibility level as appropriate. Mineral Reserves are classified into Proven and Probable categories.

The classification of Mineral Resources for Aranzazu is primarily determined by drill hole spacing and proximity to development. SLR reviewed and updated the classification criteria, which are detailed in Table 11-11 below. Measured Resources require the closest drill hole spacing and proximity to existing development, ensuring a high level of confidence in the data. Indicated resources are defined by moderately spaced drilling, while Inferred resources encompass broader drill hole spacing, reflecting a lower confidence level.

Drill hole spacing was calculated based on the average distance to the closest sample multiplied by a coefficient of 1.42 (± square root of 2). These criteria have been refined to align with geological understanding, ensure continuity of grade, and establish cohesive classification boundaries. In some instances, lower-grade material has been included to preserve continuity and support a more robust resource model.

Table 11-11: Mineral Resource Classification Parameters

Classification	Criteria
Measured	Up to approximately 15 m from existing development, drill spacing up to 25 m. Minimum of three drill holes.
Indicated	Drill spacing up to approximately 50 m. Minimum of three drill holes.
Inferred	Drill spacing up to approximately 100 m (150 m tolerated locally where presence of grade continuity). Minimum of three drill holes.

Figure 11-6 and Figure 11-7 illustrate the classification with the mined-out material and reserves (proven and probable combined) above the NSR cut-off value of $50/t for GHFW and GHHW, respectively. For reporting Mineral Resources the SLR QP visually reviewed the classified material that is unmined, above the cut-off grade. During the review, the SLR QP identified areas with sparse blocks that do not meet the Reasonable Prospects for Economic Extraction (RPEE) criteria. To address this, depletion solids were created to exclude these areas from the resource estimate, ensuring compliance with reporting standards and improving the reliability of the results.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 11-6: Classified Material above the $50/t NSR Cut-Off Value of GHFW

Aura Minerals Inc.
Aranzazu Mine
Zacatecas, Mexico
Classified Material above the $50/t NSR Cut-Off Value of GHFW
SLR
Looking Southwest
Legend:
Reserves
Mined Out
GHFW
Category:
Measured
Indicated
Inferred
0 60 120 180 240 300
Metres
Elev (Z)
+2200
+2100
+2000
+1900
+1800
+1700
+1600
+1500
+1400
+1300
East (X)
+253800
+253600
+253400
+253200
+253000
+252800
North (Y)
+2722800
+2723000

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 11-7: Classified Material above the $50/t NSR Cut-Off Value of GHHW

Aura Minerals Inc.
Aranzazu Mine
Zacatecas, Mexico
Classified Material above
the $50/t NSR Cut-Off Value of GHHW
Looking Southwest
Elev (Z)
+2200
+2100
+2000
+1900
+1800
+1700
+1600
+1500
+1400
+1300
GHHW
Legend:
Reserves
Mined Out
Category:
Measured
Indicated
Inferred
0
100
200
300
400
500
Metres
North (Y)
East (X)
+254000
+253800
+253600
+253400
+253200
+253000
+252800
+2722600
+2722800

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
11.11	Block Model Validation

To ensure the quality and reliability of the block model, several validation techniques were employed:

•	Visual Comparisons: Composite and block grades were visually inspected to confirm that estimated grades align with input data (see Figure 11-8 and Figure 11-9.

•	Statistical Comparisons: Mean grade values for Cu, Au and Ag from different interpolation methods, including ID2, OK, and nearest neighbor (NN), were compared using swath plots. Swath plots were generated in both Isatis and Leapfrog Edge software. The latest are presented in Figure 11-10 and Figure 11-11.

•	Volume Consistency: The total volume of the wireframe model was cross-checked against the block model (Table 11-12).

•	Estimation Method Analysis: Statistics for NN, ID2, and OK estimations were evaluated to assess consistency and reliability (Table 11-13).

Based on the block model validation, the SLR QP is of the opinion that the Resource block model is suitable for estimating Mineral Resources and the Mineral Resource estimates for Aranzazu are robust, appropriate for public reporting, and capable of supporting Mineral Reserve estimation.

•	Visual inspections and statistical evaluations confirm the estimation process is functioning as intended, with appropriate grade boundaries and input data use. There is no significant over-extrapolation, and the smoothing effect of the block model relative to raw data is consistent with expectations.

•	The volume checks further affirm that the block model accurately represents the in situ mineralization.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 11-8: Copper Blocks and Composites Visual Validation of GHFW

Plan View
Section View Looking Northwest
+254450 E
+254500 E
+254550 E
+254600 E
+2723900 N
+2723850 N
+2723800 N
N
Note:
z: 1,473 m
10 m slice
Cu (%):
> 2.0
1.5 - 2.0
1.2 - 1.5
0.9 - 1.2
0.7 - 0.9
0.5 - 0.7
0.4 - 0.5
0.2 - 0.4
< 0.2
0 10 20 30 40 50
Metres
Plunge +90
Azimuth 000
Looking down
A
A'
Note:
10 m slice
+1700
+1650
0 100 200
Metres
Plan View
SLR
Aura Minerals Inc.
Aranzazú Mine
Zacatecas States, Mexico
Copper Blocks and Composites
Visual Validation of GHFW

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 11-9: Gold Blocks and Composites Visual Validation of GHHW

Plan View
Looking Northwest
Aura Minerals Inc.
Aranzazú Mine
Zacatecas States, Mexico
Gold Blocks and Composites
Visual Validation of GHHW
SLR
N
A
A'
+2025
+1950
0 10 20 30 40 50
Metres
0 100 200
Metres
Plan View
Au (g/t)
>4.0
>2.0
>1.5
>1.0
> 0.5
> 0.25
< 0.25

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 11-10: Copper Swath Plots in X, Y and Z of GHFW

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 11-11: Silver Swath Plots in X, Y and Z of GHHW

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 11-12: Wireframe to Block Model Volume Confirmation

Domain	Wireframe Volume (m3)	Block Model Volume (m3)	Δ
GHFW	5,334,000	5,333,824	100.00%
GHHW	4,989,600	4,993,328	99.93%
GHHW_Bajo	1,248,800	1,249,760	99.92%
GHHW_5	287,570	287,208	100.13%
MXS	1,121,500	1,123,936	99.78%
MXS_HW	213,360	213,480	99.94%
MXN	769,060	769,664	99.92%
BW	495,600	495,888	99.94%
CAB	716,380	717,184	99.89%
CAB_SW6	341,670	340,792	100.26%
CAB _SW6.1	33,076	33,184	99.67%
Esperanzas	100,390	100,888	99.51%
La Caja	135,370	135,328	100.03%
Conexion	332,330	332,672	99.90%

Table 11-13: Copper, Gold and Silver Block Model Statistics for NN, ID2, and OK

Domain	Mean (% Cu)			Mean (g/t Au)			Mean (g/t Ag)
	NN	ID2	OK	NN	ID2	OK	NN	ID2	OK
GHFW	1.54	1.56	1.54	1.09	1.10	1.09	21.04	21.31	20.94
GHHW	0.81	0.77	0.77	0.65	0.61	0.62	15.16	14.66	14.61
GHHW_Bajo	0.81	0.85	0.85	0.52	0.54	0.55	14.24	8.13	15.40
GHHW_5	0.94	0.87		1.39	1.29	-	14.88	13.84	-
MXS	1.51	1.49	1.48	0.70	0.71	0.70	15.64	15.99	15.72
MXS_HW	-	0.77	0.81	-	0.35	0.35	-	5.40	5.25
MXN	1.11	1.03	1.04	0.31	0.31	0.31	13.01	13.25	13.76
BW	1.41	1.42	1.41	0.35	0.37	0.37	22.67	22.63	22.28
CAB	1.14	1.15	-	0.86	0.96	-	26.76	26.20	-
CAB_SW6	0.92	0.89	-	0.52	0.52	-	21.32	19.10	-
CAB _SW6.1	1.70	1.60	-	0.60	0.61	-	29.77	27.60	-
Esperanzas	0.68	0.64	-	0.36	0.34	-	11.20	11.15	-
La Caja	0.68	0.60	-	0.79	0.80	-	10.47	9.11	-
Conexion	0.59	0.68	-	0.33	0.35	-	10.45	12.00	-

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Domain	Max (% Cu)			Max (g/t Au)			Max (g/t Ag)
	NN	ID2	OK	NN	ID2	OK	NN	ID2	OK
GHFW	24.46	17.90	17.10	22.24	11.37	8.88	434.18	236.77	228.44
GHHW	14.51	7.65	6.48	21.49	6.98	6.42	338.46	152.92	99.72
GHHW_Bajo	6.70	5.78	4.57	6.83	4.13	4.00	140.99	113.71	114.96
GHHW_5	15.58	4.15	-	83.74	8.45	-	236.70	88.01	-
MXS	20.69	11.67	8.43	18.51	6.80	5.47	292.49	140.43	127.15
MXS_HW	-	6.24	4.18	-	4.52	1.24	-	120.77	22.65
MXN	17.86	6.70	5.42	3.48	2.28	1.65	122.40	79.41	53.10
BW	18.12	10.90	10.07	4.23	2.39	1.82	349.11	217.46	201.78
CAB	10.46	6.59	-	13.46	7.54	-	417.05	173.09	-
CAB_SW6	3.97	3.79	-	15.67	13.50	-	125.25	106.32	-
CAB _SW6.1	6.94	4.96	-	6.35	2.00	-	343.40	140.71	-
Esperanzas	1.92	1.70	-	0.92	0.92	-	29.77	27.07	-
La Caja	2.16	1.86	-	3.55	3.07	-	28.47	24.39	-
Conexion	4.12	3.68	-	1.43	1.35	-	99.56	88.71	-
Domain	CV (Cu)			CV (Au)			CV (Ag)
	NN	ID2	OK	NN	ID2	OK	NN	ID2	OK
GHFW	1.25	0.78	0.70	1.22	0.76	0.69	1.12	0.74	0.68
GHHW	1.06	0.59	0.50	1.54	0.81	0.73	1.14	0.62	0.54
GHHW_Bajo	0.87	0.50	0.45	1.13	0.63	0.56	1.02	0.80	0.65
GHHW_5	1.44	0.61	-	2.09	0.58	-	1.41	0.63	-
MXS	1.17	0.59	0.52	1.46	0.76	0.72	1.17	0.62	0.56
MXS_HW	-	0.64	0.61	-	0.68	0.58	-	0.90	0.66
MXN	1.07	0.48	0.42	1.05	0.58	0.50	0.84	0.43	0.32
BW	1.23	0.64	0.57	1.32	0.70	0.58	1.29	0.72	0.80
CAB	0.97	0.55	-	1.52	0.82	-	1.38	0.78	-
CAB_SW6	1.05	0.65	-	1.71	1.46	-	1.19	0.71	-
CAB _SW6.1	0.97	0.44	-	1.00	0.46	-	1.29	0.69	-
Esperanzas	0.71	0.32	-	0.68	0.33	-	0.61	0.24	-
La Caja	0.72	0.50	-	0.89	0.35	-	0.65	0.42	-
Conexion	0.86	0.55	-	1.25	0.60	-	0.95	0.66	-
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
11.12	Mineral Resource Reporting

11.12.1	Sources of Uncertainty

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability, nor is there certainty that all or any part of the Mineral Resource estimated here will be converted to Mineral Reserves through further study.

Uncertainty in the reporting of Mineral Resources may arise from factors such as sampling or drilling methods, data handling and processing, geological modelling, and grade estimation procedures. At the Property, these uncertainties vary depending on the assigned classification of the Mineral Resources. The SLR QP has not identified any significant technical or economic factors that would require resolution to support the current Mineral Resource estimate.

The SLR QP is of the opinion that with the implementation of the recommendations outlined in Sections 1 and 23 of this Technical Report Summary (TRS), any outstanding issues related to technical and economic factors affecting the prospect of economic extraction can be addressed through additional work.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
12.0	Mineral Reserve Estimates

12.1	Summary

The current Aranzazu Mineral Reserve estimates, as prepared by Aura and reviewed and accepted by SLR, effective as at December 31, 2024, are summarized in Table 12-1.

Table 12-1: Summary of Mineral Reserves – December 31, 2024

Category	Tonnage (000 t)	Average Grade			Contained Metal
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (000 lb)	Au (000 oz)	Ag (000 oz)
Proven	6,783	1.10	0.73	16	164,132	158	3,519
Probable	4,690	0.97	0.52	17	99,970	79	2,611
Total Proven + Probable	11,473	1.04	0.64	17	264,102	237	6,129

Notes:

1.       The definitions for Mineral Reserves in S-K 1300 were followed for Mineral Reserves.

2.       The Mineral Reserves were estimated by Aura and reviewed and accepted by SLR.

3.       The Mineral Reserve estimate is reported on a 100% ownership basis.

4.       Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

5.       Mineral Reserves are estimated at an NSR cut-off value of US$66.48/tonne.

6.       Mineral Reserves are estimated using an average long-term price of US$2,000/oz Au, US$4.20/lb Cu, and US$25.00/oz Ag, metallurgical recoveries of 91.3% Cu, 79.5% Au, and 62.8% Ag, and a US$/MXN exchange rate of 1:20.5.

7.       The NSR formula is as follows: NSR = 74.553 x Cu (%) + 47.932 x Au (g/t) + 0.431 x Ag (g/t).

8.       A minimum mining width of 2.0 m was used.

9.       Bulk density is estimated and has an average value of 3.08 t/m3.

10.     Metallurgical recoveries reported as average over the life of mine.

11.     Numbers may not add or multiply correctly due to rounding.

Metal prices were supplied by Aura’s Corporate group and are based on consensus, long term forecasts from banks, financial institutions, and other sources.

The SLR QP is not aware of any risk factors associated with, or changes to, any aspects of the modifying factors such as mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

12.2	Comparison with Previous Estimate

The 2024 Mineral Reserve estimate has a net increase of 1,342 kt (13%) of ore compared with the previous Mineral Reserve estimate effective as at December 31, 2023 (Aura 2024c). Although tonnes increased, metal grades decreased, which resulted in 2% and 3% reductions in contained copper and gold, respectively.

The most significant change was the metal price assumptions, which were increased from $4.00 to $4.20 per pound copper, $1,800 to $2,000 per ounce gold, and $22 to $25 per ounce silver. The increased prices permit lower grade material to meet cut-off and become economic which has increased the width of economic mineralization compared to previous years. This largely explains the increase in ore tonnes and a decrease in metal grades.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Additionally, there were small increases in Reserves that were related to Resource model updates that incorporated new drilling information and minor changes to the Indicated classification boundary.

The increase in Mineral Reserve tonnes and the grade reductions were partially offset by an increase to NSR cut-off value from $63.00 per tonne to $66.48 per tonne to reflect recent production costs. Depletion for 2024 totalled 1,219 kt, which was removed from the updated estimate.

The 2024 and 2023 Mineral Reserve estimates are presented Table 12-2.

Table 12-2: Mineral Reserves Comparison to Previous Estimates

Category	Tonnage (000 t)	Cu Grade (%)	Contained Cu (000 lbs)	Au Grade (g/t)	Contained Au (Moz)	Ag Grade (g/t)	Contained Ag (Moz)
December 31, 2024 Proven & Probable Reserves
Proven	6,783	1.10	164,132	0.73	158	16.13	3,519
Probable	4,690	0.97	99,970	0.52	79	17.31	2,611
Total	11,473	1.04	264,102	0.64	237	16.62	6,129
December 31, 2023 Proven & Probable Reserves
Proven	7,095	1.27	199,022	0.83	189	17.69	4,034
Probable	3,036	1.07	71,364	0.57	56	17.28	1,687
Total	10,131	1.21	270,386	0.75	245	17.56	5,721

Notes:

1.   Mineral Reserve Estimate of 2023 is from Aura Annual Information Form (AIF) dated April 1, 2024, with an effective date of December 31, 2023 (Aura 2024c). The current Mineral Reserve Estimate effective date is December 31, 2024.

12.3	Conversion to Mineral Reserves

The Mineral Resource block model provided by the site Geology department to the Mine Engineering department forms the basis for estimating Mineral Reserves. Mineral Reserves estimates were defined by the Aura Mine Planning team and have been reviewed and accepted by the SLR QP. Mine design and Mineral Reserve work are completed using Deswik™ software.

There are four mining zones that include Measured and Indicated material in the block models: CAB, GHFW, GHHW, and MXS. Prior to running the stope optimizer algorithm, the mining zones are split into mining blocks that are typically between 60 m and 90 m high. Each block is separated by a sill pillar, typically 10 m to 15 m in height, which allows the block to be mined independently from adjacent blocks. The preferred size and location of mining blocks are governed by the overall production target, achievable block productivities, and the resultant required number of active mining blocks. Mining block designations are reviewed as part of the Mineral Reserve estimation process and may be updated based upon changes to the block model or to modify the production plan.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Stope shapes are created using a stope optimizer algorithm with appropriate modifying factors applied. Two stope optimizer scenarios are run for each mining block using parameters suitable for both longitudinal and transverse longhole stoping designs. Mineable stope shapes are defined using an NSR value encoded within the block model. Stope designs are based on a break-even NSR cut-off of $66.48/t ore for both longitudinal and transverse mining methods. More information related to NSR calculations and cut-off determination are presented in Sections 12.4 and 12.5. A summary of key stope optimizer inputs is presented in Table 12-3 by stoping method.

Table 12-3: Stope Optimizer Inputs

Parameter	Transverse	Longitudinal
Level Spacing[1] (m)	20 – 30 m	20 – 30 m
Stope Length[2] (m)	8 to 15 m	5 m
Cut-off Value (NSR $/ton)	$66.48	$66.48
Minimum Mining Width (m)	8.0 m	2.0 m
Dilution[3] (m)	0 m	0 m
Minimum dip (°)	60°	50°

Note:

1.       Level spacing varies by mining zone and depth dependent upon orebody geometric variation.

2.       Primary stopes (typically 8 m wide) are thinner than secondary stopes (typically 12 m wide).

3.       Dilution is applied afterward as a factor and assigned metal grades of zero.

At Aranzazu, up to 10% of Inferred material, by mass, is allowed to be part of the generated stopes, which maximizes the number of stopes in the Indicated-Inferred Resource boundary.  When Mineral Reserves are reported any Inferred material captured within a stope design is assigned metal grades of zero. The NSR is then re-calculated with the Inferred metal content removed to ensure the stope still meets the NSR cut-off threshold. No Unclassified material is allowed within generated stopes. This post-processing step effectively ensures that Inferred material is treated as waste when estimating Mineral Reserves.

Because the preferred stope orientation is not defined for a mining block prior to running the stope optimizer process, overlapping longitudinal and transverse stope shapes may be created. The resultant stope shapes are inspected visually for mineability which includes assessments of mining block continuity for each stoping orientation, stope widths, and stope access options. In addition, quantitative comparisons may be made to assess the Reserve potential for a given block depending on the selected stoping orientation. Stope width is one of the key parameters that governs the selection of the preferred stope orientation; stopes less than 8 m wide are typically mined longitudinally, and stopes wider than 8 m are mined in a transverse arrangement.

Once the preferred stope orientation is selected modifying factors are applied to each stope shape to account for unplanned dilution and mining extraction. More information related to dilution is presented in Section 12.6, and mining extraction in Section 12.7.

Once the stope designs are complete, development is designed to access stoping areas and create support infrastructure to support mining. Stope designs are trimmed to overlapping ore development solids and appropriate dependencies are assigned based upon the required sequence of mining each design. The final stope and development solids are interrogated against the relevant block model for the zone.

Pseudoflow Cascade is used to check the economics of each stope. This Deswik algorithm uses the stope NSR value to calculate the revenue generated by an individual stope and compare it against the costs associated with mining the stope and driving the development to access the stope. This process confirms the positive economics for each stope and mining block prior to proceeding with detailed to mine scheduling.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

With appropriate modifying factors applied Measured Resource blocks are reported as Proven Reserves and Indicated Resource blocks are reported as Probable Reserves.

12.4	NSR Calculation

The NSR formulation is determined by the Aura Corporate team using data and input from the Aranzazu operation. The NSR formula incorporates metal prices with smelter terms including payability, refinement and treatment charges, and penalties for arsenic and bismuth. This calculation results in three factors calculated and applied individually to Cu, Au, and Ag grades.

The NSR calculation used for Mineral Reserves is the same as that for Mineral Resources and is shown below:

NSR = 74.553 * Cu (%) + 47.932 * Au (g/t) + 0.431 * Ag (g/t)

Parameters used to calculate the NSR value for Mineral Reserves are listed in Table 12-4. These match the parameters used for Mineral Resources.

Table 12-4: Mineral Reserve NSR Parameters

Item	Unit	Value
Copper Metallurgical Recovery	%	91.3
Gold Metallurgical Recovery	%	79.5
Silver Metallurgical Recovery	%	62.8
Copper Price	US$/lb	4.20
Gold Price	US$/oz	2,000
Silver Price	US$/oz	25.00

Metal prices were supplied by Aura’s Corporate group and are based on consensus, long term forecasts from banks, financial institutions, and other sources.

12.5	Cut-off Value

The cut-off value for Mineral Reserves was determined by evaluating the average unit operating cost in the preceding economic model. A breakdown of the NSR cut-off is presented in Table 12-5.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 12-5: NSR Cut-off Breakdown

Cost Component	Operating Cost ($/t Ore)
Mine Development	9.00
Mine Production	37.83
Processing	14.09
G&A	4.19
Royalties	1.36
Total	66.48

The cut-off value from the economic model was compared to actual and forecast costs to ensure alignment. The cut-off value captures mining costs (both contractor and owner costs), processing costs, general and administration (G&A) costs, and royalties. Contractor costs are based upon existing contracts for the expected development, stoping, haulage, and backfilling requirements. Aranzazu processing and G&A costs were based on actual operating costs, adjusted for inflation and updated salary ranges. The cut-off value used is 3% higher than the average operating cost in the updated LOM plan.

12.6	Dilution

Dilution comes from two sources within the mine plan, within the designed stope volume and from overbreak.

12.6.1	Dilution Within the Designed Stope Volume

All block models have a waste model enveloping the ore blocks, allowing dilution to be accounted for in the mine design process. Stopes are designed to maximize extraction of mineralized material, but due to geometric and selectivity limitations will encapsulate some waste material. This internal waste will be intentionally mined and is accounted for when the designed ore volume is interrogated against the block model.

12.6.2	Rock Overbreak Dilution

The stope optimizer process does not incorporate any additional dilution that accounts for overbreak into waste or adjacent backfill. Instead, this is accounted for by applying a dilution factor to the stope optimizer output designs. Two factors are used depending solely on stope width:

•	Stope widths < 15 m = 15% external dilution

•	Stope widths > 15 m = 20% external dilution

These dilution factors are applied to the stope volume and tonnes. Diluted material is assigned zero metal grade.

Dilution factors are validated through the stope reconciliation process where scans of mined stopes are compared to modelled shapes and stope designs.

The SLR QP is of the opinion that the external dilution factors used underestimate stope overbreak in poor geotechnical conditions. Aura should undertake a dilution study to refine the external dilution factors used in mine planning. Applying different factors by mining method, stope sequence, and geotechnical characteristics may improve the accuracy of designs and production forecasts.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

12.7	Extraction

An extraction factor of 90% is applied to all designed stopes. This factor accounts for imprecision in mining execution and stope underbreak. The extraction factor is validated through the stope reconciliation process in which scans of mined stopes are compared to final stope designs. An extraction factor of 100% is applied to ore development shapes.

The SLR QP is of the opinion that Aura should undertake an extraction study to refine the factor used in mine planning. Applying different factors by mining method or stope sequence may improve the accuracy of designs and production forecasts.

12.8	Mineral Reserve Reconciliation

Mineral Reserve reconciliation is completed on an ongoing basis for each stope mined. Reconciliation reports are compiled monthly. Aura uses a corporate standard reconciliation process that is comprised of four factors as outlined below:

Where:
MCF – Overall Reconciliation Factor
MM – Mine Model (short term model / long term model)
MP – Mine Plan (final mine designs / short term model)
MO –Mined Out (actual mined / final mine designs)
PL – Plant (plant / actual mined)

Data for 2024 is presented in Figure 12-1 up to the end of October. Each of the four factors show reasonable consistency between months. The mine model and plant factors are typically above 100%, while the mine plan and mined out factors are typically below 100%. In general, these result in positive reconciliations overall.

Figure 12-1: Aranzazu Operation Reconciliation Data – 2024 by Month

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Factors for the previous three years are presented in Table 12-6.

Table 12-6: Mineral Reserve Reconciliation Data

Year	Overall	Mine Model	Mine Plan	Mined	Plant
2024[1]	1.08	1.10	0.93	0.98	1.07
2023	1.07	1.05	0.99	1.06	0.97
2022	0.97	1.04	0.90	0.99	1.06
Notes: 1. Using data to end of October
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
13.0	Mining Methods

13.1	Geotechnical Studies

The geotechnical work for the Mine was conducted by Aranzazu and their consultants, AMC (2022, 2023), and CNI (2017). A geotechnical study is critical for evaluating the proposed mining methods, determining ground support requirements, and ensuring operational stability.

Geotechnical investigations at the Aranzazu Mine included core logging and laboratory testing to characterize the rock mass, followed by empirical analyses to determine stope sizing and the ground support required.

13.1.1	Geotechnical Conditions

13.1.1.1	Drilling and Core Logging

The geotechnical analysis was based on historical and recent (2022) drilling programs. The drilling targeted the GHHW and GHFW veins to characterize the rock mass conditions. Cores were logged using the RQD system, with limited Q' values recorded. The Q' values were derived under a “worst-case” scenario approach, considering conservative estimates for joint roughness and joint alteration. As such, the Q' values reflect the likely lower bounds of rock mass quality, accounting for minimum joint roughness and maximum joint alteration conditions. A site geotechnical drilling program commenced in 2022 to improve data coverage, particularly at depth. Key drill hole traces and RQD values are presented in Figure 13-1. It is evident that the geotechnical data coverage becomes sparse around and below 1,500 m elevation; further data collection in these areas is recommended.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 13-1: Drill Holes used for the GHHW Assessment

Looking North
RQD - Aura:
75 - 100 Good to Excellent
50 - 75 Fair
25 - 50 Poor
10 - 25 Very Poor
0 - 10 Very Poor
Legend:
Stopes Optimizer Shapes
254000 E
254500 E
255000 E
255500 E
253500 E
2000 Elev
1500 Elev
1000 Elev
North
0 20 40 60 80 100
Metres
SLR
Aura Minerals Inc.
Aranzazu Mine
Zacatecas, Mexico
Drill Holes used for the GHHW Assessment

Note: *RQD shown along drill hole traces.*

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
13.1.1.2	Laboratory Testing

Laboratory tests (conducted by CNI) included uniaxial compressive strength (UCS), tensile strength, triaxial tests, and direct shear tests. Key geotechnical parameters, such as intact rock strength, were derived for four main rock units: intrusive, marble, skarn, and hornfels (Table 13-1).

Table 13-1: Summary of UCS Rock Strengths

Rock	Average Density (kg/m³)	Mean UCS (MPa)	25th Percentile UCS (MPa)	75th Percentile UCS (MPa)
Hornfels	2,712	46.7	37.3	170.4
Intrusive	2,587	117	76.8	190.9
Marble	2,715	68	41.5	77.5
Skarn	3,203	58	10.3	107.0

13.1.1.3	In Situ Stress and Hydrogeology

No direct in situ stress measurements have been conducted; however, based on the global stress map (Figure 13-2), horizontal and vertical stress were assumed equal (K0 = 1). The area’s seismicity is classified as low risk (Zone A) according to the Mexico Seismic Hazard Map.

Hydrogeological data specific to the GHHW were not available. No adverse effects from high water pressures are assumed for the geotechnical assessment, though it is postulated that dewatering measures may be required for mining.

13.1.2	Geotechnical Domains and Rock Mass Classification

13.1.2.1	Rock Mass Characterization and Geotechnical Domains

The rock mass was classified using RQD and the Barton Q-system (Rock Tunnelling Quality Index). The RQD-based classification, which covers a wider area of the deposit, indicated a wide range of conditions from very poor to excellent quality. Barton Q’ is a modified rock tunneling quality index which disregards the joint water reduction factor and the stress reduction factor. Both systems show that the rock mass is highly variable, ranging from very poor to good quality. The skarn lithology, which hosts the orebody, generally presents poor to fair rock mass conditions.

No small scale structural data is available. Two major fault structures are identified that could adversely affect stope stability. These structures are sub-parallel to the orebody and are associated with weak localized rock masses.

Geotechnical domains were categorized based on Baton Q and divided into Geomechanical Material Type (GMT) (Table 13-2).

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 13-2: Description of GMT Categories

GMT	Description	Q’
1	Intensely Fractured and Altered	<0.6
2	Intensely Fractured	0.6-1.0
3	Highly Fractured	1.0-2.0
4	Moderately to Highly Fractured	2.0-4.0
5	Widely Spaced Fractured	4.0-10.0
6	Blocky	>10

13.1.3	Geotechnical Block Model

The geotechnical block model incorporates the various lithological domains relevant to the Aranzazu mine, focusing primarily on skarn zones and intrusive units. Key skarn domains include GHFW, GHHW, Mexicana, and CAB, reflecting the production areas. The geological data is systematically logged using MX Deposit™.

The geotechnical block model is structured with a block size of 2 m in all dimensions, with no sub-blocking applied. The grade interpolation is performed using the Inverse Distance Weighting (IDW) method. Search ranges are set at 25 m, 50 m, and 100 m for each axis (X, Y, Z), with three successive search passes to ensure thorough data coverage.

Adjustments to Q’ ratings were necessary for the Hornfels lithology, as field observations indicate a significant deterioration in rock behavior under mining and weathering conditions. Quality was downgraded from "good" to "fair" or "poor," depending on proximity to mining operations.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 13-2: World Stress Map

-120° -118° -116° -114° -112° -110° -108° -106° -104° -102° -100° -98° -96° -94° -92° -90°
34° 32° 30° 28° 26° 24° 22° 20° 18° 16°
N
Aranzazu
Method:
borehole breakouts
hydro. frac.
focal mechanism
geol. indicators
GVA
drill. induced frac.
SW
Regime:
U SS NF TF
Quality:
C
B
A
WSM Release 2016
Quality
A SHmax is within ± 15°
B SHmax is within ± 20°
C SHmax is within ± 25°
Stress Regime
Normal faulting
Strike-slip faulting
Thrust faulting
Unknown regime
normal faulting regime
Sv > SHmax > Shmin
strike-slip regime
SHmax > Sv > Shmin
thrust faulting regime
SHmax > Shmin > Sv
NF
SS
TF
SLR
Aura Minerals Inc.
Aranzazu Mine
Zacatecas, Mexico
World Stress Map

Source: Aura 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
13.1.4	Stope Stability and Dilution

13.1.4.1	Stope Stability

The stability of stopes was assessed using the Stability Graph method. Hydraulic Radius (HR) and Stability Number (N') are calculated to estimate the dimensions of stable stopes in various rock mass conditions (Table 13-3). The stope sizing (HR) plotted with the corresponding N’ is in the “Transitional” zone of the Stability Graph, as shown in Figure 13-3.

For the anticipated low stress conditions in test stopes, it was considered that the rock mass around the stopes will be in relaxation; as such the Factor A was set at 0.7. Factor B is taken as 0.5 to consider a moderate condition in the absence of structural data. Dipping angles of 70° and 90° are considered for FW / HW and endwall, respectively. Factor C was calculated based on the dip of the stope face. See Table 13-3 for the stope stability analyses values.

While two major fault structures have been identified, a fault factor has not been applied to the stope stability calculations. However, these faults are sub-parallel to the orebody and are associated with zones of weaker rock mass; this weaker rock mass strength has been factored into design. The blocks associated with the fault structures are characterized by poorer rock quality.

Cable bolting of stope hanging walls in the lowest Q’ ranges (<0.8) may be required.

Table 13-3: Stope Stability Analysis for Stope Walls

Rock Mass Conditions Q'	Design Q'	Stope Face	A	B	C	N'	Unsupported HR (m)	Maximum Length (m)
> 4.0	4.0	HW/FW 70/043	0.7	0.5	6	8.4	5.3	19
		End wall 90/133	0.7	0.5	8	11.2	5.9	23
2.0 - 4.0	2.0	HW/FW 70/043	0.7	0.5	6	4.2	4.2	13
		End wall 90/133	0.7	0.5	8	5.6	4.6	15
1.5 - 2.0	1.5	HW/FW 70/043	0.7	0.5	6	3.1	3.8	11
		End wall 90/133	0.7	0.5	8	4.2	4.2	13
0.8 - 1.5	0.8	HW/FW 70/043	0.7	0.5	6	1.7	3	8
		End wall 90/133	0.7	0.5	8	2.2	3.3	9
0.2 - 0.8	0.2	HW/FW 70/043	0.7	0.5	6	0.4	1.9	4
		End wall 90/133	0.7	0.5	8	0.6	2.1	5
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 13-3: Stability Graph for Known Rock Mass Conditions in GHHW

13.1.4.2	ELOS (Equivalent Linear Overbreak Slough)

Based on the Equivalent Length of Slough (ELOS) method (Figure 13-4), overbreak estimates for mining stopes with varying widths have been categorized under Geomechanical Material Type (GMT) categories. This method extends the stability graph, using empirical evidence to estimate overbreak for various ground conditions and hydraulic radii.

Two distinct types of overbreak are expected during stope extraction:

•	Equivalent Length of Estimated Overbreak: This refers to breakage occurring beyond the blast line.

•	Equivalent Length of Additional Slough: This is a nominal 50% of the maximum depth of collapse, associated with poor rock quality.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

A GMT of 1 (Q' < 0.6) indicates very poor rock quality, and it is expected that stopes (particularly hanging walls) in this category would experience major sloughing (up to 2 m), which would negatively impact dilution. This is accounted for as dilution factor as part of the stope optimization (see Section 12.6.2). Notwithstanding this, the SLR QP recommends the use of tight fill (backfill).

Figure 13-4: ELOS Categories

13.1.5	Excavation Stability Management Plan

Aura produced an Excavation Stability Management Plan (ESMP) (2025), which outlines a comprehensive approach to managing excavation stability at the Aranzazu mine, with a focus on worker safety and operational efficiency. It establishes a framework for rock support, risk assessment, monitoring, and assigns responsibilities to various personnel.

The ESMP is grounded in legal requirements, specifically referencing NOM-023-STPS-2003, which pertains to safety and health in mining operations.

Roles and responsibilities within the ESMP are clearly defined. The General Manager, Mine Manager, Technical Services Manager, Geotechnical Engineer, Geology Manager, and Ore

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Control Officers all play crucial roles in maintaining excavation stability. The Geotechnical Engineer, in particular, is tasked with continuous monitoring, material testing, risk analysis, and safety checks.

Geotechnical evaluations are a key component of the ESMP, incorporating information and data from the previous geotechnical studies at Aranzazu. The plan utilizes the GMT system to assess rock mass quality and prescribe appropriate support measures.

Daily checklists and logbooks are utilized to document inspections, recommendations, and agreements related to ground control, emphasizing the importance of communication across all areas.

The ESMP includes measures for tracking and eliminating potential rockfall hazards. It also involves convergence monitoring and sets criteria for determining work conditions based on displacement velocity.

Support standards within the ESMP are directly linked to GMT ratings, specifying requirements for different rock quality classes and detailing specific support measures such as bolt length, pattern, shotcrete, and mesh (Table 13-4).

Table 13-4: Ground support by GMT categories

GMT	Bolt Length (m)	Bolt Pattern (m)	Mesh	Shotcrete
6	2.4	1.8 x 1.8	-	-
5	2.4	1.5 x 1.5	Electro welded	-
3 & 4	2.4	1.2 x 1.2	Electro welded	50 mm fibre reinforced
1 & 2	2.4	1.0 x 1.0	Electro welded	75 – 100 mm fibre reinforced

13.1.6	Hydrogeology

Call & Nicholas Inc. completed a hydrogeologic analysis for Aura in 2018 as part of the feasibility study (CNI 2017). Two separate analyses were conducted:

4	A groundwater recharge estimate using precipitation, land cover, topography, and evapotranspiration data.

5	A mine inflow analysis using calculated groundwater recharge, hydraulic conductivity, hydraulic gradient, and underground mine footprint.

Estimated infiltration rates ranged from 10 L/s to 45 L/s depending on the estimation methodology. CNI noted that as mining depth increases the hydraulic gradient relative to the regional groundwater table will increase and may intensify the rate of infiltration. In addition to the steady-state groundwater inflows, larger short-lived infiltration events could occur when saturated fractured zones are intercepted.

A comprehensive hydrogeological evaluation of the Aranzazu mine site was completed in 2021 by Hidro Lógica Ambiental. The study created conceptual and mathematical hydrogeological models of the mine area. The study identified a faulted zone of high permeability, associated with significant fracturing and low RQD, that is approximately 650 m long, 160 m wide, and 300 m deep. This zone was identified as the most significant contributor to water ingress. Where significant hydraulic gradients exist, driven by natural infiltration and regional permeability variations, water ingress into the mine could occur through areas of intense fracturing or fault zones. To better predict water ingress rates, the installation of additional piezometers and further hydrogeologic studies were recommended, however, this has not been completed.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

The operation has not reported occurrences of problematic infiltration events or recent increases in groundwater inflow. Data on steady-state inflow rate is not available, however, given the overall water balance at the site the inflow rate is inferred to be on the low end of the CNI study estimate.

There is adequate de-watering infrastructure in place to handle higher steady-state or short-lived increased inflow rates.

13.2	Mine Design

Extensive mining operations have been carried out within the Aranzazu Mine property. There are two mined out open pits: the western Arroyos Azules Pit and the eastern Security Pit. The underground workings extend over a strike length of 2,000 m, although future mining included in Mineral Reserves is concentrated to an area of 1,200 m in strike length. Mining has progressed to approximately 600 metres below surface (mbs) with plans to extend to 800 mbs by the end of the mine life in the GHFW zone. Level spacing ranges from 20 m to 30 m depending on mining methods and ore geometry. Levels are named based upon their elevation in terms of metres above sea level, with the surface being 2119 mRL at the Portal Santa Barbara entrance in the Security Pit.

13.2.1	Mine Access

Underground access is gained through two portals. Portal Norte is located in the mined out Arroyos Azules Pit and is primarily used for light equipment underground access. Portal Santa Barbara is in the mined-out Security Pit and is the primary haulage route because it is located closer to the surface or stockpiles and offers a shorter haul distance.

Three main ramps connect the mine entrances to the various mining areas and are driven 5.0 m high by 5.0 m wide. Ramps are designed with an average gradient of 14.2%. Within each ramp system, subsidiary development such as muck bays, passing bays, pump stations and service bays are designed. Access to production mining areas is typically established on the footwall side of the orebody due to improved geotechnical characteristics; however, in the GHHW zone, ramps and level accesses are driven on the hanging wall side of the deposit as there is insufficient room on the footwall side of GHHW to establish access.

The GHFW ramp connects the Santa Barbara Portal and the ramp named 2025 Rp, starting at the 2025 level. This ramp descends in stages in the footwall side of the ore zone, to advance each 30 m level access point progressively further to the east. In this way, the access points approximately follow the general plunge of the GHFW orebody. Access drifts are driven from the main ramp at approximately 25 m to 30 m sub-levels to gain entry to the level haulage galleries.

To access the GHHW orebody, a separate ramp connects to the bottom of the 2025 Rp ramp. It allows the GHHW zone to be mined independently from the GHFW zone and reduces the amount of waste development required across the sedimentary limestones, which are generally of poorer geotechnical condition. The GHHW ramp descends on the hanging wall side of the zone to avoid the poorer ground conditions on the footwall side. Level accesses are spaced at approximately 20 m sub-level intervals. Three level cross-connections have been driven between the GHFW and GHHW development systems to the southeast at elevations of approximately the 1840 level, 1720 level, and 1625 level. A fourth connection is planned at the 1475 level. These level access drifts are driven to allow for more efficient movement of equipment and personnel between the stoping areas and provide an alternate means of emergency egress.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

The MXS zone is connected to the GHFW zone on the 1910 and 1835 levels, which provide all equipment and personnel access. A short ramp will descend on the footwall side of the zone to the bottom mining horizon at the 1805 level.

The CAB zone is mined as a southeast extension of the GHHW zone and shares much of the access and infrastructure. Level accesses are driven at approximately 20-m sub-level intervals branching off one of the GHHW ramps.

The mine as-built and LOM designs are presented in longitudinal section in Figure 13-5 and 3D view in Figure 13-6.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 13-5: Aranzazu Mine Mining Method (Longitudinal Section)

Looking South-East
2,300RL
2,200RL
2,100RL
2,000RL
1,900RL
1,800RL
1,700RL
1,600RL
1,500RL
1,400RL
1,300RL
Security Pit
Arroyos Azules Pit
Portal Norte
Portal Santa Barbara
CAB Zone
GHHW Zone
MXS Zone
GHFW Zone
Legend:
Access/Haulage Drives
Longitudinal Stopes
Primary Transverse Stopes
Secondary Transverse Stopes
Ramp
Infrastructure
Raises
Z
Y
0
100
200
300
400
500
Metres

Aura Minerals Inc.

Aranzazu Mine

Zacatecas, Mexico

Aranzazu Mine Mining Method (Longitudinal Section)

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 13-6: Aranzazu Mine Mining Method (3D View)

Legend:
Access/Haulage Drives
Longitudinal Stopes
Primary Transverse Stopes
Secondary Transverse Stopes
Ramp
Infrastructure
Raises
Portal Santa Barbara
Portal Norte
CAB Zone
MXS Zone
GHHW Zone
GHFW Zone
Z
X
NOT TO SCALE
SLR

Aura Minerals Inc.

***Aranzazu Mine***

*Zacatecas, Mexico*

**Aranzazu Mine Mining Method (3D View)**

*Source: SLR 2024.*

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
13.2.2	Material Handling

All ore and waste material are handled by LHDs and hauled by trucks. Mined ore is hauled directly to surface stockpiles located near the process plant.

Waste is generally stored underground to be used as stope backfill. The material is rehandled from re-mucks near waste headings and hauled by truck to stope backfill locations. There is a waste deficit through the mine life which is supplemented by backhauling waste rock from surface to underground. The waste deficit grows substantially in 2030 when waste development tapers off. Through the remaining years of the mine life, approximately 400 thousand m3 per year of waste rock will be backhauled underground.

Two waste passes, 150 m and 180 m long are planned in GHFW. Waste rock will be dumped down these passes to shorten backfill haulages distances to the lower GHFW. With the increase in waste backhauling, total haulage requirements are expected to increase through the mine life.

The SLR QP notes that no changes to the haulage equipment fleet are planned and thus recommends that a comprehensive material movement study be undertaken to understand the overall movement of material through the mine life and identify any infrastructure shortfalls and opportunities.

Aranzazu's technical team is currently analyzing the option of changing the conventional haulage fleet to low-profile trucks provided by the main mining contractor, especially for the ore haulage. This option is expected to improve the flow of material movement and optimize the entire mining cycle.

13.3	Production Mining

Production mining is completed by mining contractor using conventional longhole stoping techniques. Two different longhole methods are used depending on mineralization width and orientation.

13.3.1	Transverse Stoping

Transverse stoping is typically used where mineralization exceeds 8 m in width. In this method stope access crosscuts are driven from the haulage drive across the mineralization perpendicular to strike.

Stoping is executed in a primary-secondary arrangement in stope lengths of up to 20 m. Stope width varies by zone, mineralization width, and ground conditions with primary-secondary combinations of 8 m / 12 m, 10 m / 10 m, and 15 m /15 m planned. A 4.5 m wide stope crosscut is driven from the haulage drive to the mineralized zone, roughly perpendicular to strike. When mineralization is intersected the stope crosscut is widened to 6.0 m to permit eventual raisebore operation and driven across the mineralized zone. On the lowest level of each mining block crosscuts are driven at a narrower width of 4.5 m because these drifts are strictly for production mucking and thus production drill and raisebore access is not required. A schematic showing a typical transverse stoping arrangement is shown in Figure 13-7. Crosscut spacing is adjusted based upon planned stope widths.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 13-7: Transverse Stoping Schematic (Plan View)

Source: Aura 2024.

Stope crosscuts are driven to the far side of the mineralization on both bottom and top crosscuts. Prior to commencing production activities any required secondary ground support is installed. Blast holes are then drilled from the stope overcut using longhole drills. A slot is established at the far end of the stope using either a raisebore or a blasthole cut depending on ground conditions. Blasting begins at the slot to open up a void, before retreating in full rings toward the level entrances. Two full rings are typically taken per blast before switching to a mucking cycle.

Once all rings have been blasted and the stope is fully mucked out, a survey is completed to determine the actual stope extents and enable stope reconciliation. The stope undercut is closed off before backfilling commences from the top crosscuts. Depending on future mining requirements, stopes are either filled with cemented rockfill (CRF) or uncemented rockfill (URF).

A typical transverse mining block is 90 m high, consisting of three 30 m high stopes. Stoping begins with the centre primary and progress upward and outward to subsequent primary stopes. Secondary stoping can commence only when two adjacent primary stopes are mined to the full block height. A schematic showing a typical transverse mining block sequence is presented in Figure 13-8.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 13-8: Transverse Mining Block Sequence

Primary
Secondary
Primary
Secondary
Primary
Secondary
Primary
Secondary
Primary
12
8
6
9
4
3
4
9
6
30
5
8
3
6
2
6
3
8
5
30
3
7
2
5
1
5
2
7
3
30
Primary - Mined
Primary - Planned
Secondary - Mined
Secondary - Planned

Source: SLR 2024.

Sill pillars of 15 m high are left between transverse stoping blocks. The SLR QP notes that sill pillar recovery could be considered in these areas if all transverse stopes on the lowest level of a stoping block were backfilled with CRF.

13.3.2	Longitudinal Stoping

Aranzazu began using longitudinal stoping in late 2023 to mine the GHHW zone where ore widths are typically narrower. Longitudinal stoping is now typically planned where mineralized widths are less than 8 m and used down to a minimum mining width of 2.0 m. Longitudinal stoping is primarily planned in the CAB and GHHW zones, with minor occurrences in the GHFW zone. The use of this method at Aranzazu is currently being refined as more experience is gained.

A haulage drive is driven sub-parallel to the mineralization, usually offset by a minimum of 15 m. Ore drive accesses are driven perpendicular to the haulage and fully across the mineralization. From these accesses ore drives are driven along mineralization. Typically, one or two crosscuts are established to provide access to longitudinal stoping blocks, though more may be used if mineralization is persistent along strike. Aura is refining the preferred spacing of ore access drives. A tighter spacing reduces stope block sizes and thus increases the number of available stoping faces; however, this comes with a trade-off of increased waste development.

Once overcut and undercut ore drives are established, stoping activities commence in a retreat sequence from the end of the ore drive back to the ore. Similar to transverse stopes, blast holes

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

are drilled from the stope overcut using longhole drills. A dense pattern of blastholes is drilled at the far end of the stope to establish a slot. Blasting begins with the slot to open up a void, before retreating in full rings toward the level entrances. Stopes are mined up to 12 m along strike with the design length usually governed by geotechnical conditions.

Once the stope is fully mucked out a survey is completed to determine the actual stope extents and enable stope reconciliation. The stope undercut is closed off before backfilling commences from the top crosscut. A typical longitudinal mining block is 60 m high, consisting of three 20 m high stopes. Sill pillars 15 m high are typically left between stoping blocks. Longitudinal stopes are generally filled with URF; however, CRF is used where sill pillar mining is planned below backfilled stopes.

13.3.3	Backfill

Stope backfilling uses both CRF and URF depending on future mining requirements.

Where no mining is planned adjacent to a depleted stope, the void is filled with URF. The URF is typically sourced from waste generated from mine development headings. Haul trucks dump waste in an open heading near the level access while an LHD transfers the waste from the level access to the stope being backfilled.

If mining is planned adjacent to a depleted stope, the void is filled with CRF. Mine development waste is brought to the level by haul truck. Concrete is brought underground from the surface concrete plant in concrete transmixer trucks. An LHD mixes the waste with concrete in a mixing bowl created near the level entrance. Once mixed, the LHD brings the CRF to the stope being backfilled.

Typical CRF has approximately 4% cement. In some areas of the mine, the percentage of cement rises to 6% due to the characteristics of the waste used for the backfill.

13.4	Development Mining

Development mining is completed by a mining contractor using conventional drill and blast techniques. Headings are drilled with 1-boom jumbos and rock anchors installed with mechanical bolting equipment. The majority of headings are sprayed with shotcrete using a wet-application system. All material is moved with LHDs and trucks.

The same basic design is used for level accesses, haulage galleries, and stope access crosscuts in all zones.

Level accesses connect the main ramp to haulage galleries at each sub-level elevation. These drifts are developed at 4.5 m high by 4.5 m wide with shallow gradients to permit water drainage. A minimum rock pillar of 15 m is maintained between the ramps and the haulage galleries.

Haulage galleries are designed to be approximately parallel to the ore zones and offset a minimum of 15 m to maintain a sufficient pillar between stopes and level infrastructure. Haulage galleries are designed at 4.5 m high by 4.5 m wide to accommodate the installation of mine services and to provide effective clearance for mobile equipment. Development is typically driven at a slight positive gradient from the level entrance to allow water to drain to a central sump located on the level.

Ventilation access drifts are developed from the haulage galleries and planned to access the ventilation raise network required to ventilate the production areas. Ventilation accesses are typically designed at a length of 10 m to 12 m with space to accommodate access to both the up and down direction raises. They are designed to be 4.0 m high by 4.0 m wide.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Muck bays are developed on each level to temporarily store ore and waste. Muck bays are driven 5.0 m high by 4.5 m wide with a length of 16 m to allow for sufficient storage volume. The back height at the intersection of the muck bays with the haulage gallery is increased to 6.5 m to allow for effective loading of the haul trucks. Backfill bays are also required on the levels to allow for temporary storage and mixing of the CRF material before it is transferred to the stopes.

Plan views of typical level layout for longitudinal and transverse stoping are presented in Figure 13-9 and Figure 13-10, respectively.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 13-9: Plan View of Typical Level Layout for Longitudinal Stoping

N
254,800E
254,900E
2,723,800N
Down Ramp
Up Ramp
Exhaust
Raise
Remuck
Remuck
Remuck
Remuck
Remuck
Infrastructure
Bay
Haulage Drive
Stope
Access
Stope
Access
Stope
Access
Stope
Access
Ore Drive
Longitudinal
Stopes
254,700E
254,700E
254,800E
2,723,600N
Cabrestante Zone
1815 Level
0
10
20
30
40
50
Metres

Aura Minerals Inc.

Aranzazu Mine

Zacatecas, Mexico

Plan View of Typical Level Layout for Longitudinal Stoping

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 13-10: Plan View of Typical Level Layout for Transverse Stoping

N
2,724,000N
254,500E
2,723,900N
254,600E
254,400E
2,724,000N
Primary
Stopes
Secondary
Stopes
Haulage Drive
Exhaust
Raise
Remuck
Exhaust
Raise
Infrastructure
Bay
Remuck
Exhaust
Raise
Down Ramp
Up Ramp
2,723,900N
254,400E
2,723,800N
Gloryhole Hangingwall Zone
1415 Level
Y
X
SLR
0 10 20 30 40 50
Metres

Aura Minerals Inc.

Aranzazu Mine

Zacatecas, Mexico

Plan View of Typical Level Layout for Transverse Stoping

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
13.5	Mine Infrastructure

13.5.1	Ventilation

The Aranzazu primary ventilation circuit is a pull system that provides 323 m3 per second to the underground workings. Air enters the mine through the two portals and four small raisebore holes located in old access points near Portal Norte. Air is exhausted through three surface raises. A single raise, 4.5 m in diameter, located within the mined-out Security Pit exhausts 183 m3 per second (approximately 57% of the mine total). A 2.35 m diameter, 700 hp axial fan is installed on top of this raise. Twin raises, 2.4 m in diameter, located in the mined-out Arroyos Azules Pit exhaust 140 m3 per second (approximately 43% of the mine total). A 2.35 m diameter, 400 hp axial fan is installed at the bottom of these raises on the 2010 level.

The 1940 level serves as the main exhaust, where air from the lower mine is transferred to the two main surface exhaust raises. Four internal raisebore raises extend downward from the 1940 level to the lower mine and serve as lower exhaust connections. Four booster fans ranging from 125 hp to 200 hp are installed at these internal exhaust raises to supplement the air pressure requirements needed to ventilate the mine at depth.

Fresh air is distributed underground through a ramp network and controlled using bulkheads and regulators. The 1840 level serves as the main fresh air transfer for the lower mine and to the GHHW zone. Air is distributed on levels with auxiliary ventilation fans and ducting ranging from 36” to 42” in diameter, depending on airflow requirements. Return air passes through a series of drop or raisebore raises that connect the various mine levels.

Total airflow requirements are built up from individual equipment and personnel requirements. For equipment requirements, the airflow is determined from the equipment engine power, operating utilization, and a recommended factor of 0.036 m3/s per kW engine power (55 cubic feet per minute (cfm) per hp). For personnel, the factor is 0.025 m3/s (50 cfm) per person.

A summary of the ventilation requirements based upon these factors is presented in Table 13-5.

Table 13-5: Underground Ventilation Flow Requirement

	Quantity	Airflow Requirement Per Unit (m3/s)	Total Airflow Requirement (m3/s)
Personnel	130 persons	0.025	3.25
Mobile Equipment	7,857 kW	0.036	282.9
Total	-	-	286.1

A ventilation system upgrade is planned for 2027, when a new exhaust raise to surface will be constructed to enable ventilation of the Cabrestante zone. The 3.1 m diameter exhaust raise will be constructed with a raisebore and is currently designed to be 250 m long breaking out on the 1795 level. Once in place, a 700 hp exhaust fan will be installed on surface, bringing the total ventilation underground to approximately 523 m³/s. The capital cost associated with driving the raise is captured within the mine development estimate and an additional US$1.1 million of sustaining capital is allocated to ventilation equipment in 2026 and 2027.

The current underground ventilation network is presented in Figure 13-11.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 13-11: Aranzazu Mine Ventilation System Schematic (Longitudinal Section)

Looking North
BW
MXN
MXS
GFW
GHW
CABRESTANTE
Q= 130 m³/s
Q= 90 m³/s
Portal Norte
Q= 130 m³/s
Rp Santa Bárbara
Q= 185 m³/s
132.06 m³/s
143.62 m³/s
103.94 m³/s
97.80 m³/s
BY - PASS
77.06 m³/s
75.04 m³/s
112.83 m³/s
97.34 m³/s
74.70 m³/s
19.70 m³/s
83.88 m³/s
72.98 m³/s
65.94 m³/s
55.47 m³/s
114.48 m³/s
94.04 m³/s
73.81 m³/s
61.48 m³/s
41.05
47.35
38.87
29.96 m³/s
21.69 m³/s
16.23 m³/s
TVR in the process of scaling (1872-1720)
Legend:
Fresh airflow
Mixed airflow
Contaminated airflow
Robbins
Sub-station
Refuge chamber
Pressure vessel
Flexible duct Ø = 42"
Flexible duct Ø = 30"
Stretcher
Fire extinguisher
Emergency Exit
Fan
Ventilation control
Pump station
Electrical niche
Plug
Filler
NOT TO SCALE
Aura Minerals Inc.
Aranzazu Mine
Zacatecas, Mexico
Aranzazu Mine Schematic Ventilation Long-Section

Source: Aranzazu 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
13.5.2	Water Management

Aranzazu is located in a dry climatic region, so efficient water use is critical. The mine's water supply is managed through a recirculation system that collects water from underground pumping operations.

The total rated dewatering capacity of the mine is 9,300 m3/day, though only 2,000 m3/day is pumped on a typical day. All water from underground is pumped to a 600 m3 surface settlement sump near the process plant. There the water decants and is either returned underground for use in mining activities or sent to the plant for use as process water. Approximately 1,400 m3/day is sent back underground and 600 m3/day is consumed by the process plant.

Underground there are two strategically located storage basins on levels 1960 and 1790. These basins serve as reservoirs to ensure a constant supply throughout the underground operation. In addition, they facilitate further sedimentation of impurities, thereby improving water quality for use in mining operations.

Water is distributed throughout the mine in 2" and 4" pipes. Mine dewatering is achieved via a series of 12 level sumps and pumps connected in series. Levels are graded such that water drains toward each level sump. Pumps ranging from 100 to 150 hp move water to the level sump above. Mine dewatering pipelines range in size from 6” to 8” depending on the flow rate requirements. Two pumps are installed in critical sumps to ensure redundancy.

13.5.3	Electrical

There are three main electrical circuits serving the mine.

The Robbins Circuit 11 has a 5,000 kVA transformer feeding 13.2 kV underground through the Santa Barbara portal. This circuit powers high-capacity mining equipment in the GHHW and lower GHFW zones.

The BW Circuit has a 2,500 kVA transformer feeding 4.16 kV underground through Portal Norte. This circuit is used to power mining equipment in the BW, MXN, and MXS zones.

The Tiro Circuit has a 5,000 kVA transformer feeding the main air compressors located on surface and pumping and ventilation equipment in the upper GHFW zone.

Substations supporting these circuits are located throughout the mine and fed by medium-voltage Vulcanel 2/0 cables. For low-voltage circuits, 4/0 cables are used.

No major upgrades to the electrical system are planned through the mine life.

13.5.4	Compressed Air System

The compressed air system consists of two high-capacity compressors: one 400 hp and one 200 hp located on surface. Together, these compressors deliver a combined flow rate of 2,400 cfm at a pressure of 8 Bar.

Compressed air is transported through a network of 2" and 4" pipes, designed to optimize air availability in all areas of the mine. This infrastructure mainly supports mining activities, including mining equipment, shotcreting, and explosives loading. No major changes other than routine extensions are planned through the LOM.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
13.5.5	Maintenance

Underground equipment is serviced in two underground maintenance shops, located on the 1870 and 1610 levels. The mining contractor staffs and manages the underground shops.

The are two shops on surface, one managed by the contractor for contractor equipment and another managed by Aura personnel for Aura-owned equipment.

13.5.6	Communication Systems

The operation has a radio communication system covering both the underground mine and surface, providing comprehensive coverage over more than 40 km of ramps and headings. The system features seven radio channels, each assigned to specific functions, including daily operations, maintenance, and emergency response.

A Wi-Fi system is also installed on the surface and underground, significantly improving communication and management of critical processes in the mine. The connected system enables monitoring through real-time surveillance cameras and permits control of critical infrastructure, such as ventilation and pumping equipment. The operations control center uses the Wi-Fi system to centrally manage activities, including the fleet management system and execution of remote blasting operations.

More than 10 km of fibre-optic cable are installed across the operation to support the Wi-Fi network. The fibre-optic network ensures fast and robust connectivity, facilitates real-time data exchange, and enhances communication and safety.

13.6	Mine Equipment

The core underground mobile equipment fleet at Aranzazu is summarized in Table 13-6. There is no planned increase to the equipment fleet through the life of mine. Equipment will be replaced as work hours dictate and is part of the sustaining capital. As noted in Section 13.2.2, the SLR QP recommends that a comprehensive material movement study be undertaken. This will become particular important as waste generation and backfill haulage requirements change through the mine life.

All mining equipment is contractor-owned. Aura owns a fleet of surface equipment and underground auxiliary equipment.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 13-6: Underground Mine Equipment Fleet

Equipment Type	Description	Number of Units
Jumbos	1-boom	4
Mechanical Bolters	-	4
Longhole Drills	-	4
LHDs	10 tonne	5
	14 tonne	3
Haul Trucks	18 - 21 tonne	21
Concrete Transmixers	-	3
Shotcrete Transmixers	-	2
Shotcrete Sprayers	-	2
Mechanical Scalers	-	4
Raisebores	-	2

13.7	Mine Personnel

The current workforce at Aranzazu consists of 677 contractors and 54 Aura employees. Approximately 60% of the contractor workforce is employed by the main mining contractor, with the remainder providing other technical and support services. Headcount is expected to remain relatively static throughout the life of mine.

13.8	Life of Mine Plan

The mine plan and schedule to support Mineral Reserves was developed by the Aranzazu Technical Services department. The mine plan commences January 1, 2025, and extends to the second quarter of 2034.

13.8.1	Mine Production

A total of 11.47 Mt of ore are mined through the mine plan at an average grade of 1.04% Cu and 0.64 g/t Au. Yearly production is capped at 1,222 ktpa, which corresponds to the mill capacity. Ore grades decrease through the mine life, with the average NSR reducing from a high of $151 per tonne in 2025 to a low of $87 per tonne in 2033, the final year of full production

Through the LOM plan, the majority of production ore (69%) is mined using transverse stoping. The share of ore production coming from longitudinal stoping trends upward through mine life, reaching a maximum of 55% in the final year of full production. The largest year-over-year change in the production profile occurs in 2029 when higher proportions of ore begin to be sourced from GHFW zone and mined using longitudinal stoping.

SLR notes that Aura has planned to defer the majority of longitudinal sill pillar mining until the final year of the mine life and that the sill pillar mining will be executed at lower productivity. Thus, the SLR QP recommends that some sill pillar mining be executed earlier in the mine life to smooth out the production rate decrease.

The production profile is presented by mining method in Figure 13-12 and by zone in Figure 13-13.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 13-12: Aranzazu Mine Ore Production by Method and Year

Figure 13-13: Aranzazu Mine Ore Production by Zone and Year

13.8.2	Mine Development

Development requirements are relatively static through the first five years of the mine plan averaging 9,156 m of lateral development per year. Development requirements drop significantly in 2030 and through the remainder of the mine life as capital development is completed, leaving predominantly ore development remaining.

The amount of waste generated by development activities does not meet the backfill requirements throughout the mine life. Thus, waste material must be periodically backhauled from the surface waste storage facility to stopes requirement backfill. The shortfall in waste generation will grow throughout the mine life, particularly from 2030, when waste development is largely complete.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Development and backfill requirements by year are presented in Figure 13-14. Note that the backfill and waste development units are not the same so can not be directly compared.

Figure 13-14: Aranzazu Mine Development and Waste Movement

Production and development metrics by year are presented in Table 13-7 and Table 13-8, respectively. A 3D view showing the Aranzazu mine in year 2034 at the end of the LOM plan is presented in Figure 13-15.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 13-7: Aranzazu Mine LOM Production Summary

	Unit	LOM Total	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Total Ore	000 t	11,473	1,222	1,222	1,221	1,223	1,223	1,221	1,222	1,222	1,222	478
Transverse Stope	000 t	7,111	833	946	912	880	784	848	744	503	523	137
Longitudinal Stope	000 t	3,161	205	180	173	249	335	221	351	468	648	331
Development Ore	000 t	1,202	184	95	136	93	104	152	127	250	51	11
Cu Grade	%	1.04	1.35	1.27	1.25	1.20	0.99	0.89	0.83	0.87	0.82	0.83
Au Grade	g/t	0.64	0.86	0.81	0.81	0.80	0.63	0.55	0.49	0.44	0.43	0.53
Ag Grade	g/t	16.62	19.80	18.31	17.81	18.70	17.62	15.62	14.56	13.61	13.75	15.98
Cu Metal	000 lb	264,102	36,459	34,255	33,720	32,432	26,655	23,937	22,247	23,513	22,082	8,802
Cu Metal	oz	236,900	33,808	31,660	31,930	31,251	24,890	21,537	19,418	17,427	16,751	8,227
Ag Metal	oz	6,129,437	777,781	718,786	699,004	735,026	692,638	613,244	572,081	534,657	540,355	245,869

Table 13-8: Aranzazu Mine LOM Development Summary

	Unit	LOM Total	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Lateral Development	m	62,500	9,005	9,208	9,200	9,200	9,166	6,511	3,224	5,426	1,247	313
Non-Production Raisebore	m	2,106	693	599	449	43	305	17	0	0	0	0
Waste Moved	000 t	3,128	464	578	519	551	508	281	83	102	32	10
Total Backfill	000 m3	4,091	379	422	421	420	429	424	413	417	346	422
CRF Backfill	000 m3	1,441	209	170	218	80	195	185	173	137	66	8
URF Backfill	000 m3	2,647	170	252	203	340	234	239	240	280	280	410
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 13-15: Aranzazu Mine Plan by Year

Legend:
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
Portal Santa Barbara
Portal Norte
CAB Zone
MXS Zone
GHHW Zone
GHFW Zone
NOT TO SCALE

Aura Minerals Inc.

Aranzazu Mine

Zacatecas, Mexico

Aranzazu Mine Plan by Year 3D View

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
14.0	Processing and Recovery Methods

14.1	Process Plant Performance and Recent Improvements

The recovery of the metal values from the Aranzazu ore employs conventional crushing and grinding to liberate the minerals, followed by flotation to concentrate the metals into a saleable concentrate. The primary, secondary and tertiary crushing circuits have demonstrated capacity to crush 4,000 tpd of run of mine (ROM) ore to a size of 80% passing 6 mm. This crush size is fine enough to allow the single stage ball mills and the regrind mill, converted to primary grinding, to grind the ore to a projected 80% passing 220 microns. Operating at 95% availability for 365 operating days per year yields a throughput of 1,225,672 tpa, or a daily rate of 3,358 tpd.

14.1.1	Grinding Circuit Optimization

The current plant design was increased from 2,597 tpd to 3,450 tpd. The grinding circuit capacity was increased by improving the stability of the feed rates by increasing the capacity of the pumps and pump boxes, installation of more efficient classification equipment, and an increase in the target grind size from P80 180 microns to P80 220 microns. This resulted in a reduction in the generation of fines and greater efficiency in subsequent flotation.

14.1.2	Flotation Circuit Optimization – Design

The flotation circuit has been upgraded to increase process selectivity and improve the quality of the final concentrate. Four new tank cells were installed for rougher flotation, increasing the capacity of the rougher stage. In addition, a conditioning tank was refurbished and an additional bank of flotation cells was added in the cleaning stage resulting in increased residence times and improved mineral separation

The circuit flows were redesigned using flexible piping allowing flows from the rougher and cleaner stages to be redirected according to the needs of the process. Concentrate from tank cell bank 1 and cleaner cell bank 3 are sent directly to the final concentrate, while flows from cleaner cell banks 2, 3 and 4 are recirculated to the initial cleaning circuit to improve the grade of the concentrate. This has increased the efficiency of the circuit, reducing the loss of valuable metal and improving overall recovery.

14.1.2.1	On-Line Analyzers

As part of the modernization plan, on-line sensors and automated measurement systems were installed, including the Metso Courier XRF (x-ray fluorescence) equipment, which provides real-time data on concentrate characteristics, allowing immediate adjustments to reagent dosing and operating conditions. This technology has been key to reducing process variability and ensuring greater consistency in the quality of the final product. In addition, advanced analysis tools were integrated, such as the use of artificial intelligence algorithms and statistical software, which facilitate the fine-tuning of operations and improve the efficiency of the process.

14.1.2.2	Thickening and Filtration Improvements

The addition of flocculant in the thickening circuit was optimized to improve the efficiency of the copper concentrate thickener, allowing higher volumes of concentrate to be handled without compromising product quality. The thickened concentrate is directed to the filter presses and the ceramic filter. The latter was incorporated to support the increase in production and ensure compliance with the filtered tonnage targets. The use of a ceramic filter has improved the overall efficiency of the filtration operation.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

14.1.3	Control of Arsenic in the Copper Concentrate

In contrast with previous operations, where the arsenic in ore was generally in the 0.08% to 0.15% range, and recoveries to concentrate averaged 33%, the deeper, higher grade ores that will be processed in the next five years have arsenic in the 0.2% to 0.3% range but, more importantly, the recovery of arsenic will be in the range of 65% so that arsenic in concentrate will exceed 3% at times which would incur significant penalties if shipped.

The most critical factor in determining when such high arsenic concentrates will be produced is the copper to arsenic ratio in the ore. It has been determined that a Cu/As ratio of below 7.7 will almost certainly produce a concentrate with a grade of 3% arsenic or higher. The new mine plan which uses net smelter returns (NSRs) to determine mining limits will also consider this critical ratio. Since the ore will occasionally have a copper/arsenic ratio of less than 7.7, the high arsenic concentrate produced will be stockpiled and blended with higher ratio concentrate. Alternatively, the high arsenic concentrate may be blended with purchased concentrate.

14.2	Process Flowsheet

The process flowsheet is presented in Figure 14-1 and includes the crushing, grinding, flotation and dewatering circuits.

14.2.1	Crushing

Run of mine ore is scalped using a static screen with 15-inch openings. Screen undersize falls onto a vibrating grizzly feeder with 4” wide bar spacing. Vibrating grizzly feeder oversize material is fed to a 36” X 42” (250 hp) primary jaw crusher. Both grizzly undersize material and primary crushed material discharge onto the secondary screen feed conveyor and are conveyed to the secondary double deck vibrating screen. The secondary screen has a slotted 9.5 mm lower screen deck and produces final crushed product while the screen oversize material is conveyed to the secondary crushing circuit comprising a 300 hp standard cone crusher. Secondary crusher product is conveyed to the tertiary double deck vibrating screen which has a 9.5 mm slotted lower deck. Screen undersize material is final crushed product and screen oversize material is conveyed to the tertiary crushing circuit comprising a 400 hp tertiary shorthead cone crusher. The tertiary crusher product is conveyed to the tertiary screen forming a closed circuit with screen oversize returning o the tertiary crusher and screen undersize reporting the fine ore stockpile feed conveyor. Crushed ore is conveyed to the fine ore distributor above the stockpile. The stockpile provides live capacity for approximately 12 hours of operation of the plant.

14.2.2	Primary Grinding

Design feed tonnage to the grinding circuit is 150 tph. The three 373 kW (500 hp) primary single stage ball mills are fed by conveyors which have single idler weightometers to monitor feed rate and total tonnage. The existing 186 kW (250 hp) regrind mill, now known as the #4 primary mill, is not being used on the production circuit, but is still available to be used or converted into another primary mill. Mill feed material is drawn from the crushed ore stockpile with apron feeders installed in tunnels beneath the stockpile. Material is fed onto variable speed grinding mill feed conveyors which control the feed into each of the grinding mills. The ball mills discharge onto screens to remove ball chips. The screen undersize slurry flows into the primary cyclone feed pump boxes, from which the slurry is pumped to the primary cyclones for

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

classification. The cyclone underflow slurry returns the ball mill feed spouts and the cyclone overflow slurry flows to flotation conditioners. The mills operate in closed circuit with the cyclones to produce a flotation feed with P80 220 microns. Lime is added to the feed of each ball mill to maintain a pH of 12.0 in the cyclone overflow stream. The lime addition rate is controlled using pH measurements in the first rougher cell.

14.2.3	Conditioning and Flotation – Current Operation

The ground ore flows by gravity from the cyclone overflows through a static sampler into one conditioning tank, where it is conditioned with Aerophine 3418 and frother (Flottec 781-12). The conditioning tank provides approximately seven minutes of residence time. The material overflows into the first four 750-ft3 tank cells.

The four tank cells and the first of two conventional rougher flotation banks are used to produce the final concentrate with a copper grade of approximately 22%. Additional Aerophine and Teuton are added to the feed box of each flotation bank. Banks 3 and 4 produce a scavenger concentrate, which is returned to the feed box of the conditioner.

The final concentrate is sampled using a crosscut sampler located in the discharge line from the concentrate pump box. Tailings from the last bank of scavenger flotation cells constitute the final tailings and are pumped directly to the tailings storage area. A static sampler will be installed on the final tailings stream.

14.2.4	Metallurgical and Mass Balance

The simplified metallurgical and mass balance shown in Table 14-1 is derived from the locked cycle test described in Section 10.0 with appropriate adjustments for the final concentrate grade produced and the grade of the ore mined compared to the grade of the composite sample.

Table 14-1: Metallurgical and Mass Balance

Mass and Metallurgical Balance	Cu Grade (g/t)	Au Grade (g/t)	As Grade (g/t)	Ag Grade (g/t)	Wt %	Cu Recovery (%)	Au Recovery (%)	As Recovery (%)	m3/hr, Slurry	Solids SG	%Solid w/w	Slurry SG
Grinding Circuit
Ball Mill Fresh Feed	1.7	1.2	1,609.0	19.0	100.0	100.0	100.0	100.0	36.0	3.6	97.0	3.358
Ball Mill Cyclone Overflow	1.7	1.2	1,609.0	19.0	100.0	100.0	100.0	100.0	249.0	3.6	35.0	1.339
Flotation Circuit
Flotation Circuit Fresh Feed	1.7	1.2	1,609.0	19.0	100.0	100.0	100.0	100.0	249.0	3.6	35.0	1.339
Flotation Circuit Total Feed	1.8	1.2	1,663.0	20.0	102.0	104.2	106.5	105.2	258.0	3.6	34.5	1.333
Rougher Concentrate (Final)	23.1	12.4	20,283.0	202.0	6.6	88.0	69.9	83.0	16.2	3.9	35.0	1.351
Scavenger Concentrate	4.0	4.2	4,639.0	89.0	1.8	4.2	6.5	5.2	5.5	3.4	30.0	1.268
Scavenger Tailings (Final)	0.2	0.4	294.0	6.0	93.0	12.0	30.1	17.0	248.0	3.6	33.3	1.317

14.2.5	Grinding Steel and Reagent Requirements

Table 14-2 presents the list of reagents and consumables used in the process facilities and consists of ball mill grinding media and flotation reagents.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 14-2: Grinding and Reagent Requirements

Reagent or Consumable	Units	Actual Plus Forecast 2024 Unit Consumption	Actual Plus Forecast 2024 Cost, US$
Grinding Media	g/t	331	511,619
Lime	g/t	2,804	681,745
Aerophine	g/t	28	582,797
Frother (MIBC)	g/t	43	175,916
Teuton	g/t	8	75,641
Xanthate	g/t	7	38,780
Nitric Acid	g/t	150	1,309,111
Antiscalent	g/t	21	83,617

14.2.6	Concentrate Dewatering

Concentrate thickening is carried out in a 40 ft (12.2 m) diameter conventional thickener with flocculant addition. Thickener overflow flows by gravity to a concrete lined decant pond adjacent to the thickener and the clarified water is pumped back to the process. Thickened concentrate at between 60 and 65% solids (w/w) is pumped to the filter system, which comprises a ceramic disc vacuum filter with a projected filtration capacity of 14 tpd of concentrate at 10% moisture, and a TEFSA plate and frame pressure filter. This filter has 31 plates installed at present and has the capacity to filter up to 180 tpd of concentrate.

14.2.7	Process Control

Process control in the concentrator has recently been upgraded by:

•	Providing enough instrumentation so that the feed tonnage can be automatically controlled based on the pulp levels in the primary cyclone feed pump boxes and the circulating load through the mills, automatically controlling the pulp density in the flotation feed by automatically adjusting the water addition to the circuit based on the feed tonnage

•	Addition of an Online Stream Analyser (OSA) to provide copper, iron and arsenic assays of the four process streams approximately every ten minutes. The feed and tailings samples and the entire final and scavenger concentrate flows will be pumped to a multiplexer on top of the OSA building with the accounting sample collection and sample transmission to the OSA being achieved in the same unit. The feed, tailings sample, and the scavenger concentrate streams will flow by gravity from the demultiplexer to the flotation feed while the final concentrate stream will be pumped to the thickener

•	Upgrading of the Programmable Logic Controller (PLC) so that there is support for the operating system and a back-up processor to ensure that the control would remain active in the event that the existing processor fails

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

14.2.8	Process Water

The current fresh water supply for the plant relies on a 14 km pipeline from a wellfield on the plains east of the operation (Pump Station 1) and three booster pumps: Pump Station 2, on the plains, Pump Station 3 on the edge of the town (Concepción del Oro), and Pump Station 4 in the center of town at the old smelter site. Tailings return water from the decant system and underdrains at the disused tailings impoundment facilities flow by gravity to Pump Station 3 to join the fresh water supply. The recovered water from the new tailings area (Area 5) will be pumped to Pump Station 3.

Water from underground workings is pumped to two concrete lined decant ponds above the process plant and flows by gravity to the plant. An allowance has been made in the water balance for water from the underground, which will provide a small fraction of plant water requirements. Use of this water depends on the quality of the water, which may deteriorate when mining higher grade and higher pyrite ores.  The overall plant water balance is presented in Table 14-3.

Table 14-3: Process Plant Water Balance

	Addition Point	Water Flow Rate
		tph	gpm	L/s
Grinding	Water in ore	4	16	1.1
	Water to ball mill feed	26	113	7.1
	Water to cyclone feed	171	752.74	47.5
	Gland water (4 cyclone feed pumps)	9	40	2.5
	Gland water (3 cyclone feed pumps)	5	22	1.4
	Water in lime slurry	2.3	10	0.6
	Water with reagents	negligible
Flotation	Circuit fresh flotation feed	217	953	60.2
	Water to copper concentrate launder	5	22	1.4
	Concentrate pump gland	0.5	2	0.1
	Copper concentrate	14	63	4.0
	Scavenger feed	219	962	60.7
	Water to scavenger concentrate launders	1	2	0.1
	Water to scavenger concentrate pump gland	2	9	0.6
	Scavenger concentrate	3	13	0.8
	Water to scavenger tails pump gland	2	9	0.6
	Scavenger tails to impoundment	218	960	60.6
Dewatering	Concentrate thickener feed	18	80	5.1
	Thickener sprays and pump glands	5	22	1.4
	Concentrate thickener underflow	4	17	1.1
	Concentrate thickener overflow (to pond)	19	82	5.2
	Filtered concentrate	1	3	0.2
	Filtrate (to thickener feed)	3	14	0.9

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Plant Water Requirement	Total to process	234	1029	64.9
	Less water in ore	4	16	1.0
	Total water requirement	230	1013	63.9
	Contingency (10%)	23	101	6.4
	Process water requirement	257	1130	71.3
Fresh Water Requirement	Total to process	257	1130	71.3
	Total from underground mine	15	66	4.2
	Total water requirement	242	1064	67.1
	Recovered from tailings (40% loss)1	131	576	36.4
	Fresh water requirement	111	488	30.7
Notes: Bold type indicates water additions 1 by evaporation and incorporation into tails

Source: Aura Minerals FS 2018

14.2.9	Plant Trial – Addition of Diesel in Copper Flotation

Flotation is a key metallurgical process for separating valuable materials from waste. This process largely depends on the physicochemical properties of the materials involved, as well as the reagents used. A significant improvement in flotation efficiency can be achieved by using diesel as an auxiliary agent.

14.2.9.1	Role of Diesel in Flotation

Diesel is commonly used as a surface modifier and auxiliary collector in the flotation of non-metallic minerals and coal. Its main function is to modify the hydrophobicity of the target particles, facilitating their adhesion to the air bubbles generated during the flotation process. This improves the process selectivity and increases the recovery of valuable minerals.

14.2.9.2	Benefits of Using Diesel

•	Improved Hydrophobicity: Diesel promotes greater adhesion of the target particles to the air bubbles, maximizing the flotation of desired minerals.

•	Higher Recovery Rates: Acting as an auxiliary collector, diesel can significantly increase the recovery rate of certain minerals and especially fine particles.

•	Compatibility: Diesel is compatible with a wide range of reagents and minerals, making it a versatile option for different applications.

•	Relatively Low Cost: Compared to other chemical reagents, diesel is an economical and easily accessible option.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

14.2.9.3	Application of Diesel in Aranzazu Copper and Molybdenum Flotation

A successful case of diesel application in flotation was observed in the Aranzazu concentrator, where it was implemented in September 2024 to improve molybdenum recovery. This strategy not only significantly increased molybdenum recovery but also had a positive impact on copper recovery seen in the metal recovery increases during the last four months of 2024, presented in Figure 10-1, Figure 10-2, and Figure 10-3.

14.2.9.4	Molybdenum Flotation Testing

The ongoing research on the beneficiation of molybdenum at Aranzazu represents a significant opportunity for operational and financial improvement. If successfully beneficiated, molybdenum has the potential to increase the mine's overall production and profitability.

Laboratory tests conducted on copper concentrate have yielded successful results, demonstrating the feasibility of molybdenum recovery. Potential Benefits Include:

•	Increased Revenue.

•	Resource Optimization: Recovering molybdenum from the existing copper concentrate optimizes resource utilization and reduces waste.

•	Competitive Advantage: Successfully incorporating molybdenum beneficiation strengthens the mine's market position and diversifies its product offerings.

To capitalize on this opportunity, the following actions are recommended:

•	Pilot Plant Implementation: Scaling up the laboratory success to a pilot plant phase to validate the process under operational conditions.

•	Economic Analysis: Conducting a detailed cost-benefit analysis to ensure the economic viability of full-scale implementation.

•	Environmental Assessment: Evaluating the environmental impact to align the project with sustainable mining practices.

14.3	QP Opinion

The QP has reviewed the plant operating performance information and considers the plant to be capable of operating at the production rates projected in the current LOM plan. The grinding circuit is at capacity at the LOM rates but has an additional grinding mill that could be put online if ore hardness increases. The copper recoveries and concentrate grades are within the ranges projected including the arsenic grades which are being followed closely but will likely draw a penalty. The 2024 copper recovery was 91% and the concentrate grade is 21.6% operating with rougher flotation only, no cleaning.

The beneficiation of molybdenum is currently under investigation and has good potential to improve production efficiency and profitability. By building on the successful laboratory results and advancing to the next development phases, this opportunity could significantly contribute to the mine's long-term success and sustainability.

Figure 14-2 is a flowsheet of the proposed molybdenum circuit to be added to the Aranzazu concentrator.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 14-1: Grinding, Flotation and Dewatering Circuit Flowsheet

Aranzazú plant process

Screen
5'x16'
Jaw crusher
36"x42"
150HP
Screen
6'x16'
Cone
crusher
HP-300
Cone
crusher
HP-400
Screen
10'x20'
Cyclone 3
D-20
Cyclone 2
D-20
Cyclone 1
D-20
Tank cell 3
Tank cell 2
Tank cell 1
Tank cell 4
Conditioner
Rougher 4
Rougher 3
Rougher 2
Rougher 1
Cleaner 2
Cleaner 1
Cleaner 3
Ball Mill No 1
8'x14' 500 HP
Ball Mill No 2
8'x14' 500 HP
Ball Mill No 3
8'x14' 500 HP
Thickener
40'Dx10'H
Filter

Source: Aura 2024

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 14-2: Flowsheet of Proposed Molybdenum Flotation Circuit

Source: Aura 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
15.0	Infrastructure

A description of major site infrastructure follows. A site layout is presented in Figure 15-1.

15.1	Access Roads

The Aranzazu Property is located approximately one kilometre from the town of Concepción del Oro and connected by road, of which 500 m is paved before turning into a gravel road maintained by the mine. This road is primarily used for personnel transport and light vehicles.

In addition, there is a “North Bypass Road” that was constructed so that heavy vehicles are not required to pass through the town. This road passes north of the town and allows for direct connection to the state highway.

15.2	Power

Site power supply is 34.5 kV provided by the commercial power network Commission Federal de Electricidad. There are three main circuits across the site. A single backup diesel generator is available that can be used to power the Robbins 11 main fan in the case of power outages. Additional information is provided in Section 13.5.3.

15.3	Buildings

The following list of ancillary buildings exists on the Aranzazu site.

•	Administration office

•	Mine dry, engineering office, and mine operations complex

•	Warehouse and outside laydown area

•	Assay lab (the Aura Minerals Lab)

•	Core shack

•	Mobile equipment repair shops

•	Various Contractor offices and portable trailer

15.4	Fuel Storage

Diesel fuel is supplied by a local contractor. Onsite there are three storage tanks, one each at 6,000 L, 15,500 L, and 35,000 L in volume.

15.5	Explosives Magazine

On surface there are three explosives magazines for packaged explosives with a total capacity of 43,000 kg, and a 200,000 unit detonator magazine

In the underground mine, there are three explosive magazines with a total capacity of 22,500 kg, and a 70,000 unit detonator magazine.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
15.6	Process Water

The fresh water supply for the processing plant is the El Salero wellfield, located in the community of Salero at UTM coordinates 265,600 East and 2,724,550 North, approximately 14 km east of the Mine. The two wells have a discharge head elevation of 1,972 masl and a static water level of 122 metres below surface. The wells are lined with 6” diameter, Schedule 40 steel pipe columns extending to depth of 164.7 metres. The well pump is a 120 hp Altamira submersible model. The allowable annual withdraw is 1,081,495 m3, or an average of approximately 123 m³/h.

Water is transported to the mine site via a 14-kilometer pipeline with four booster stations, each with pumps between 300 hp and 350 hp. At Pump Station 3, fresh water from the well is mixed with reclaim water from the TD5 tailings dam in approximately equal amounts. Two storage pools at the process plant have a total storage capacity of 6,000 m3.

15.7	Potable Water

The site is not connected to a potable water distribution network. Potable water is trucked to the site.

15.8	Waste Rock Storage

There is a single waste rock pile on surface that contains waste material mined by open pit and earlier in the underground mine life.

Currently waste generated by underground mining is not typically brought to surface since it is used for stope backfill. Waste generation over the remaining mine life is less than required for stope backfill so some of the waste rock currently stored in the surface pile will be brought underground to supplement backfill requirements.

More information regarding the waste rock is provided in Section 17.4.1.2.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 15-1: Surface Infrastructure Layout

253500
254000
254500
2724500
2724000
2723500
N
0
0.1
0.2
0.3
0.4
0.5
Kilometres
Legend:
Core shack
Guardhouse
Mechanical Workshop
Medical Service
Contractors
Concret Plant
Tails
Open pit
Plant
Chemical Lab.
Store
Mine Office
General Office
Water Pools
Compressor
Electrical Substation
Ventilation Ducts
North Portal
Santa Barbara Portal
SLR
Aura Minerals Inc.
Aranzazu Mine
Zacatecas, Mexico
Surface Infrastructure Layout

***Source:* SLR 2024.**

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
15.9	Tailings Storage Facilities

Aranzazu has multiple historical tailings storage facilities (TSFs) which are designated as Tailings Disposal (TD) No. TD1/TD2, TD3, TD4, Old TD5, and TD5 (active). Figure 15-2 provides a plan view of the historical and current tailings management areas.

The historical TSFs are in various stages of closure and reclamation, while the active TD5 area is currently being expanded. Additional information for the TSFs is presented under Section 17.4.1.1.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 15-2: Tailings Storage Facilities

253000
254000
255000
256000
257000
258000
2726000
2725000
2724000
2723000
N
TD 5
TD 4
TD 3
TD 1/TD 2
Old
TD 5
Concepción
del Oro
0 100 200 300 400 500
Metres
SLR
Aura Minerals Inc.
Aranzazu Mine
Zacatecas, Mexico
Tailings Storage Facilities

Source: SLR 2024.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
15.9.1	TD1/TD2

TD1/TD2 was initially built using upstream construction methods in a ring-type shape. The impoundment area was divided into two cells (TD1 and TD2) to ease operations and maximize storage. Little is known about the construction of the facility through the years.

The TD1/TD2 facility consists of a ring-type tailings dam built on a natural basin, using upstream construction methods. The dam itself was built using coarse tailings. Historical tailings were excavated from within the impoundment and used as material to raise the facility. A decant tower is located approximately 60 m from the upstream slope of the embankment, and near the reclaim pond. The decant pipe drains transport fluids to pump station #3 where they are then recycled to the process plant.

15.9.2	TD3

TD3 was initially constructed before 1973, but there are no records of this construction (SRK 2022). The dam is believed to have been constructed using the upstream method. The current configuration in TD3 has the dam crest at a variable elevation between 2030 masl and 2040 masl, where the higher section is 27 m high and abuts the historical TD4 facility. The TD3 facility is not currently operated. TD3 closure studies to transition in Active Care are underway – but are understood to have not yet been initiated.

15.9.3	TD4

A historical tailings impoundment, referred to as Presa 4, forms the foundation of TD4. Presa 4 is a side hill impoundment constructed primarily through the 1990s to approximately 60 m in height using tailings and the upstream construction method. the principal risks are associated with the potential for generation of excess porewater pressures (reducing geotechnical stability) and the challenges associated with managing storm water, surface diversions and water management. TD4 is no longer active, and studies are ongoing to address geotechnical risks and develop a closure plan.

15.9.4	Old TD5

Old TD5 is formed by two embankment dams (designated as the “primary” dam and the “south” dam) that abut the natural topography at the eastern limits of TD5 to form an enclosed basin for tailings storage. The tailings dams are under drained, zoned earthfill embankment with 2.5H:1V (horizontal:vertical) downstream slopes and 1.75H:1V upstream slopes and a crest width of 15 m. Raising the dams is via downstream raise methodology.

The exposed downstream slopes of TD5 (old) are prone to surface erosion and the formation of gullies, presumably due to a combination of wind and surface water erosion. The stability analysis of TD5 (old) in its current state indicates that the dam does not meet the required minimum factor of safety (FoS) as recommended by CDA (2019) drained conditions, resulting in shallow slump failures of the exposed tailings slopes, which highlights the need for lowering the downstream slopes to ensure the long-term stability of the facility.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
15.9.5	TD5 (Active)

The TD5 tailings dam is a zoned earthfill embankment with 2.5H:1V downstream slopes and 1.75H:1V upstream slopes and a crest width of 15 m. The Stage 1 embankment construction will be completed in three construction stages (Stage 1A, 1B and 1C) using downstream raise methodology. Future expansions are anticipated to consist of sequential downstream raises of the tailings dam.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
16.0	Market Studies

16.1	Marketing and Metal Prices

The principal commodity at Aranzazu is a sulphide concentrate containing copper, gold, and silver. This type of product is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.

The SLR QP notes that the Mineral Reserve estimates are based on long-term prices of US$2,000/oz Au, US$25.00/oz Ag, and US$4.20/lb Cu, all reflecting market trends.

The metal prices used in this report for economic analysis are based on analyst market consensus. The SLR QP considers the selected metal prices for the economic analysis to be acceptable considering the current mine life. The prices used for the economic analysis are shown in Table 16-1.

Table 16-1: Metal Price Assumptions

Commodity	Unit	Long Term
Copper	$/lb	4.24
Gold	$/oz	2,212
Silver	$/oz	27.69

Aranzazu produces sulphide concentrate that is consistent with standard industry practices, and thus refining terms are similar to comparable operations. Concentrate is trucked approximately 900 km to Impala Terminals Mexico S.A. de C.V. located at the port of Manzanillo, Mexico.

No external consultants or market studies were directly relied on to assist with the sale terms and commodity price projections used in this report. The SLR QP agrees with the assumptions and projections presented.

16.2	Contracts

There are a number of smelters with capacity to refine the sulphide concentrate produced by Aranzazu. Aura has a three-year non-exclusive sales contract in place with Trafigura México, S.A., de C.V. to deliver a minimum of 180,000 dry metric tonnes (dmt) of concentrate. The terms of the contract and costs for transport, refining, and penalties are within industry norms.

In the SLR QP’s opinion, the sales contracts that Aura has entered into are based on normal commercial arrangements.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
17.0	Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups

SLR based its review on a desktop review and a site visit, including interviews with key environmental, social, and mine staff from Aranzazu.

17.1	Environmental and Social Setting

17.1.1	Environmental Setting

The Mine has an approved Environmental Impact Assessment (EIA), or Manifestacion de Impacto Ambiental (MIA) in Mexico, that was compiled in 2010 and included supporting baseline and impact assessment studies.

The 2018 TR and the 2023 Closure report (Aura 2023) provide information on the environmental and social setting, which is summarized in the sections below. As previously mentioned, Aura purchased the Mine in 2008 with existing legacy infrastructure, including abandoned shafts, north waste rock pile, an abandoned oxide leach site, water pumping and conveyance systems, and a series of historical tailings impoundments (TD1 to TD5) (Aura 2018).

Climate and physiography are described in Section 4.0.

17.1.1.1	Flora and Fauna

Vegetation in the region is limited to shrublands typical of arid areas, although there are pastures and coniferous and oak forests at higher elevations. The Mine area is dominated by Rositemophilous Desert Shrub (Aura 2018). This shrubland is found on in almost all the arid and semi-arid areas of the center, north and northwest of Mexico. It is noted that some of the most economically important species of arid regions are grown within this shrubland in general, including Lechuguilla, Candelilla, Guayule, Samandoca palm amongst others. Seven plant species were identified in the Property area which have commercial value. No species were noted as having conservation status (Aura 2018).

Very limited fauna was identified in the Mine area, with only two bird, one mammal, and one reptile species identified, and only a few individuals in each case, although it should be noted that the fieldwork was limited to two days in summer. No species were noted as having conservation status (Aura 2018). Livestock, mainly goats, were noted.

17.1.1.2	Water Resources

The Concepción del Oro municipality has numerous intermittent streams. Three watercourses traverse the Property area, namely El Arroyo Los Coyotes, Arroyo Principal and El Catarroyo, as well as three unnamed watercourses. El Principal Creek was diverted around AA pit (Aura 2018).

Groundwater resources are generally over exploited in Zacatecas, with a deficit noted to be 297 Mm3 (Auro 2023). The Mine lies within the Guadalupe Garzarón aquifer. The regional groundwater table lies at 12 m to 33 m below surface, according to 2017 boreholes in the TD5 area (Aura 2018).

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

From 2009 until operations were suspended in 2015, the Mine conducted water quality monitoring at seven surface water locations upstream and downstream of the town of Concepción del Oro and in the El Principal Creek, and five groundwater wells including the El Salado well and within the tailings storage facility (TSF) area. Water collected in underground workings was found to have arsenic concentrations of up to 15 mg/L, well above the Mexican norm for discharge into water bodies (NOM-001-SEMENARNAT 1996) of 0.2 mg/L monthly average and 0.4 mg/L daily average (Aura 2018).

17.1.1.3	Geochemistry

Aura recently completed geochemical test work (2023-2024). According to the results obtained up to date, the tailings are potentially-acid generating if the mix of the material is similar to the average of the sample results, and waste rock samples may have enough neutralization potential to be non-acid generating overall, but many samples are acid generating (GRE 2024).

17.1.1.4	Soil and Sediments

Soils and stream sediments in the region are well documented as having elevated metal concentrations, notably arsenic, cadmium, lead, and antimony. Concentrations of arsenic are noted to be high in the historical tailings that have been deposited on the Property. Sediments in the Los Coyotes stream, which captures mine runoff and is also used by the town to discharge untreated sewage, have elevated arsenic (Aura 2018).

17.1.1.5	Protected Areas

The Mine does not lie within any protected areas (Aura 2018); however, in January 2024, a new protected area located both to the west and to the east of the Mine site was created. The protected area is called Zacatecan Semi-Desert, located in the Mazapil, Concepción de Oro y Salvador municipalities in Zacatecas. The protected area has a total surface of 223,796 ha. The protected area management plan has not been released yet, and the buffer areas around the protected area are unknown.

17.1.2	Social Setting

The area of influence of the Aranzazu mine is the Municipality of Concepción del Oro, which had a total population of approximately 12,900 people in 2020. The Municipality includes 114 communities, including: El Durazno, Los Encinos, Progreso, El Salero, Concepción del Oro, La Curva, Fraccion Las Huertas, Manuel Rodriguez Mendez, Emancipacion, Colonia Fovisste and Guadalupe Garzaron. Concepción del Oro accounts for approximately 57% of the Municipality's population.

Communities in the Municipality of Concepción del Oro are dependent on primary sector-related activities, such as agriculture, livestock, forestry, hunting and fishing, which represent approximately 17% of its total income (Aura 2018). Mining is also essential in the local economy and in Zacatecas State, concentrated mainly in silver, gold, zinc, iron, lead, mercury, among others (Aranzazu Holding 2020).

17.1.2.1	Communities and Infrastructure

Access to the Mine is via paved roads from Zacatecas, located 250 km to the southwest, or from Saltillo, located approximately 110 km to the northeast in Coahuila state. Both Zacatecas and Saltillo have airports with daily flights to and from Mexico City and some cities of the USA.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

The Mine lies on the western edge of the Municipality of Concepción del Oro. Most of the families in the area have had a historical connection to mining, and labour is mostly sourced locally from the surrounding communities. Educational, medical, recreational, and shopping facilities are available in the surrounding area. Management and specialized staff are sourced locally or internationally as required and available.

The Mine has a well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, and the Aura Mineral lab. The Peñasquito mine is approximately 20 km west of Aranzazu.

Water supply for the community of Concepción del Oro comes from underground wells located around the area. The municipal domestic waste dump that serves the community lies within the Mine site in the projected area for the TD5 expansion (Stage 3). The Mine has obtained the environmental permit to relocate it.

Squatters have constructed homes in some areas near the edges of the Mine on land that belongs to Aranzazu (Section 17.2.2).

Within the town, some portions of the pipelines serving the Mine were built over the decades prior to the acquisition by Aura (Aura 2018). Also, an old tailings secondary pipeline (not currently in use) is located within the town, underneath some houses (PROFEPA 2024).

17.2	Environmental and Social Impacts and Risks

17.2.1	Environmental

The Resolution (certificate 32/MP-0029/11/13 CP, March 2014) approving the initial phases of TD5 identified impacts and mitigation measures related to soil, surface water quality and hydrology, groundwater levels and quality, air quality, loss of forest resources and fauna. Mitigation measures were included in the Resolution to manage and mitigate these impacts, which includes reforestation actions and environmental education to train employees and local residents on the conservation of fauna and flora as well as water.

The Mine has an Environmental Management Plan operational procedure last reviewed in December 2022. This plan has the stated objective of implementing prevention, control and mitigation measures to minimize environmental risks associated with the activities carried out within the Aránzazu mine. All project phases are addressed but at a high level with little detail.

In addition, various groups within the Mine are responsible for the management of the Risk Management (Gestión de Manejo de Riesgos, GMRs), and audits are completed annually to establish the level of implementation. Within the GMRs, there are two environmental components (air emissions/waste management and water management and spills).

17.2.2	Social

17.2.2.1	Stakeholder and Community Engagement

According to Aura’s Sustainability Report from 2023 (Aura 2023a), community relations are key in the company’s strategy and vital for the success of its operations.

The Mine signed a collaboration agreement with the Municipality of Concepción del Oro in July 2024. Through this agreement, the Mine provides financial support in areas related to water and public lighting supply, road maintenance and scholarships for students pursuing careers in the mining industry.

The Department of Human Resources and Communities handles community issues on behalf of the Mine, and it engages with the mayor and local authorities. It also works with the mayor and local representatives to identify community needs and fund community investment initiatives. In

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

2024, it funded health, community well-being, housing, and educational-related initiatives such as the following: (i) support to the Betesda Clinic, which offers essential health services to 342 individuals; (ii) provision of monthly food baskets to elderly adults; (iii) support for youth to train and practice sports at the Aranzazu Holding Sports Training Center; (iv) housing repairs; (v) donation of emergency fire equipment and (vi) educational site tours to the Aranzazu facility for middle school students and environmental ambassadors to learn about chemical processes, environmental responsibility, and water management (Aura, 2023).

In addition to the community investment initiatives, the Mine strives to maximize local employment, training and procurement with the area of interest communities. In Mexico, Aura has experienced an increase in spending of local procurement (Aura 2023a).

Communities have expressed concerns about noise, dust, increased traffic, environmental pollution and vibrations damaging nearby houses (Aura 2023a). Squatters built houses within the land located adjacent to the mine area when it was closed, and they claimed they are currently being affected by vibrations generated by the underground blasting. Although SLR understands that the Mine follows international standards regarding vibration and implements the best management practices for the use of explosives, the Mine regularly engages them through their representatives and assumes the costs of some maintenance and repairs.

No engagement plan, commitment tracking tool or grievance procedure has been provided to SLR during the review.

Aura obtained the Socially Responsible Company Seal from the Centro Mexicano para la Filantropia (CEMEFI) for the social investment programs indicated above (Aura 2023a).

SLR understands that the Mine maintains a good working relationship with the Municipality of Concepción del Oro (Aura 2018).

17.2.2.2	Indigenous Peoples

The 2022 Sustainability report indicates the presence of Indigenous Peoples within the AoI, specifically around the water well and pump stations. It also states that no land use or access issues have occurred (Aura 2022). No Indigenous Relations Strategy or Plan has been provided during this review.

17.3	Project Permitting

The General Law of Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecologico y la Proteccion al Ambiente [LGEEPA]) defines the environmental impact assessment as the procedure through which the Ministry of Environment and Natural Resources (SEMARNAT) establishes the terms that will guide the performance of works and activities which may cause environmental impacts and establishes the applicable provisions to protect the environment. Exploration, exploitation and benefit of minerals are included as prescribed activities where an Environmental Impact Statement (Manifestacion de Impacto Ambiental [MIA]), including a risk study will have to be completed by the proponent and approved by SEMARNAT. Furthermore, a modification to a mining operation also requires submission and approval of a Particular MIA (MIA Particular [MIA-P]). The main purpose of the MIA and MIA-P is to identify and manage environmental impacts applicable to all project phases, from site preparation, construction, operation, maintenance and decommissioning, demonstrating compliance with applicable federal, state and local environmental and land use regulations. In addition, a Unique Environmental License (Licencia Ambiental Unica [LAU]) is required. According to the legislation, authorization for changes in the land use of forested areas (ETJ in Spanish) should also be obtained.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

The Mine’s overall MIA was approved originally in October 2010 and updated in September 2020. This approval expires on October 7, 2030. This permit authorizes the completion of mining, mineral processing, and associated activities described in the MIA document. In March 2014, a MIA-P was approved for the construction of TD5. SEMARNAT has approved two additional MIAs-P related to updates to the TD5 design (south pond, additional areas required, and access roads) in 2020 and 2022.

Aranzazu mine originally obtained LAU 32/0016-2012 dated June 29, 2012. This LAU was updated on February 15, 2023, and June 14, 2023, and authorizes the exploration, exploitation, and processing of 66,088 tpd of copper, gold, and silver. The LAU should be updated when production increases, the process changes, the facilities increase/change, or new hazardous wastes are generated.

SEMARNAT issued some approvals in March of 2019 and March 2022 related to changes in the land use of a forested area. These approvals were related to the increase in the area of TD5, and additional associated works.

SLR understands that Aura is in the process of obtaining additional approvals for TD5 expansion (Phase 3) and associated changes in the land use to accommodate the additional areas related to this expansion. Some additional property acquisitions would also be necessary.

Aranzazu has a valid water taking permit. The permit is a Resolution B00.932.01.1972/2910 issued on May 3, 2017, by National Water Commission (Comisión Nacional de Agua [CONAGUA]), which is valid up to July 29, 2027. The water is taken from a groundwater well, named El Salero, located 14 km away from the Mine. The extracted water is conveyed by pipeline for use in the Mine.

Aranzazu also obtained in 2024 the permit for the relocation of the domestic municipal waste Section 17.1.2.1) into a landfill cell.

Aranzazu reports that for the active exploration areas, SEMARNAT has confirmed in writing for each of these areas that an exclusion to obtain authorization related to environmental impact1 has been granted.

Based on the remaining TD5 capacity, it appears additional tailings capacity will be required (Section 17.4.1.1). SLR understands that Aura has not started planning permitting for additional tailings facilities beyond TD5 (Stage 3).

Table 17-1 lists the main environmental approvals for the Mine.

1 This exclusion has been granted in accordance with Article 5 (L)(II) of Reglamento de la Ley General de Equilibrio Ecologico y la Proteccion al Ambiente en Materia de Evaluacion de Impacto Ambiental, RLGEEPA

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 17-1: Aranzazu - Environmental Permits

No	Responsible Agency	Number (Oficio)	Bitacora	Description	Permit Type	Approval Date	Expiration Date	Comments
1	SEMARNAT - Delegacion Federal Zacatecas	DFZ152-203/10/1398	-	Approves the Project. Total area: 19.66 ha, including exploitation, processing, tailings management facilities (and expansion of TD1 to TD4), open pit, and ancillary infrastructure).	MIA Approval	October 6, 2010	N.A.
2	SEMARNAT - Delegacion Federal Zacatecas	DFZ152-203/14/0492	32ZA2013MD055	Approves the design and the construction of the Tailings Management Facility TD5 (37.80 ha) for 20 years and 5 months. Storage capacity: 6.4 Mm3	MIA-P approval	March 10, 2014	August 10/2034
3	SEMARNAT - Delegacion Federal Zacatecas	DFZ152-200/19/0448	32/DG-0067/03/19	Approves modifications to the design and construction of Tailings Management Facility TD5 including inclusion of two access roads (one internal one to ensure the proper maintenance of the tailings facility, and another one to be used as an access road by the community living around the area), and two water recycling ponds.	MIA-P approval	March 22, 2019	N.A.	Once the works are finalized, the proponent should submit a report to PROFEPA summarizing the prevention, protection, control and mitigation measures implemented by the Mine.
4	SEMARNAT - Delegacion Federal Zacatecas	DFZ152-200-20/0779	32/DG-0036/08/20	Does not modify the original approval issued through Oficio DFZ152-203/10/1398 of October 6, 2010. Authorizes 10 additional years for the operation of the mine.	Overall MIA approval	September 7, 2020	October 7/2030
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

No	Responsible Agency	Number (Oficio)	Bitacora	Description	Permit Type	Approval Date	Expiration Date	Comments
5	SEMARNAT - Delegacion Federal Zacatecas	DFZ152-200-22/0115	32/DG-0008/01/22	Approves modification to the design/construction of TD5 to raise the dams up to 2,033 metres above the sea level (masl). It also authorizes the addition of the South Pond.	MIA-P approval	January 25, 2022	August 10/2034
6	SEMARNAT - Delegacion Federal Zacatecas	DFZ152-204/1211202	321LU-0019/03/12	Provides Unique Environmental License (LAU) for exploration, exploitation, processing and production of 2,600 tonnes per day (tpd) of copper.	Unique Environmental License (LAU in Spanish)	June 29, 2012	N.A.	The LAU is valid unless there are increases in production, changes in the process, increase/changes in the facilities or generation of new hazardous wastes. For these changes, an updated LAU should be obtained.
7	SEMARNAT - Delegación Federal Zacatecas	ORE152-200/0189/2023	32/LU-0017/12/22	Modifies the original LAU and authorizes the exploration, exploitation, and processing of 66,088 tpd of copper, gold and silver. The air emission sources list is also updated.	Updated LAU	February 15, 2023	N.A.	It requires the presentation of an annual report called Cedula de Operacion Anual (COA).
8	SEMARNAT - Delegación Federal Zacatecas	ORE152-200/0831/2023	32/LU-0062/04/23	Updates the air emission sources. The rest of the conditions of the LAU are maintained.	Updated LAU	June 14, 2023	N.A.	It requires the presentation of an annual report called Cedula de Operacion Anual (COA).
9	SEMARNAT - Delegación Federal Zacatecas	DFZ152-201/10/1305	-	Approves the change in land use for 19.64 ha	Changes in the land use of a forested area	September 8, 2010	September 8, 2020	Requests presentation of semi-annual reports.
10	SEMARNAT - Delegación Federal Zacatecas	DFZ152-201/20/0946	-	Extends the permit to remove vegetation for additional five years and six months, up to March 2026.	Changes in the land use of a forested area	October 15, 2020	March 25, 2026	Requests presentation of semi-annual reports.
11	SEMARNAT - Delegación Federal Zacatecas	DFZ152-201/22/0191	32/DS-0037/09/21	Approves the change in land use of a forested area (related to the construction of TD5) of 2.36 ha.	Changes in the land use of a forested area	February 8, 2022	February 8, 2027	Requests presentation of semi-annual reports.
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

No	Responsible Agency	Number (Oficio)	Bitacora	Description	Permit Type	Approval Date	Expiration Date	Comments
12	Comisión Nacional del Agua	B00.932.01-1972/2910	-	Authorizes the water taking of 1,081,495 m3/year from the Salero well. The water should be used for the industrial process. The permit is granted for 10 years.	Water Taking Permit	May 3, 2017	July 29, 2027	Request for the renewal of the permit should be submitted by January 28, 2027. The permit indicates that there is not permission to discharge excess water to the environment.
13	SEMARNAT - Subsecretaria de Gestión para la Protección Ambiental	05-PMM-I-0142-2015	-	This recognizes the Mine to be a Hazardous Waste generator.	Registration of the Hazardous Waste Management Plan.	September 22, 2015		There is a need to update this registration if there are changes (type/quantities) of the hazardous wastes registered, or if there is any change in the authorized companies used for treatment/disposal of the hazardous wastes.
14	Secretaria del Agua y Medio Ambiente. Estado de Zacatecas	SAMA/1492/2024		Authorizes the relocation of the municipal waste dump into a new area named Cell North 3 due to the planned expansion of the Mine's Tailings Management Facility.	State Environmental Impact Resolution - Relocation of municipal wastes into a new area	June 24, 2024
15	Secretaria del Agua y Medio Ambiente. Estado de Zacatecas	DFZ152-200/19/1699	Folio ZAC/2019-0001256	Confirm environmental impact approval for exploration and road rehabilitation is not required for 3 areas (dimension: 200m2 for each of them) identified as GH-DEEP_001, GH_DEEP_002, and GH-DEEP_005	Exclusion from environmental impact evaluation process	November 6, 2019	N.A.
16	Secretaria del Agua y Medio Ambiente. Estado de Zacatecas	DFZ152-200/20/0693	Folio ZAC/2020-0000441	Confirm environmental impact approval for exploration is not required for 3,000 m2.		August 11, 2020
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No	Responsible Agency	Number (Oficio)	Bitacora	Description	Permit Type	Approval Date	Expiration Date	Comments
17	Secretaria del Agua y Medio Ambiente. Estado de Zacatecas	DFZ152-200/21/0768	Folio ZAC/2021-0000432	Confirm environmental impact approval for exploration is not required for project named Exploracion Minera Aranzazu (11 areas)		June 24, 2021	N.A
18	Secretaria del Agua y Medio Ambiente. Estado de Zacatecas	ORE152-200/1016/2023	Folio ORZAC/2023-0000536	The proponent informed that environmental impact approval for exploration is not required for the area known as Temeroso 01.		July 20, 2023	N.A.
19	Secretaria del Agua y Medio Ambiente. Estado de Zacatecas	ORE?152-200/1633/2024	Folio ORZAC/2024-0001083	Confirm environmental impact approval for exploration is not required for 727 m2 (mining concession Arco Iris and Macocozac I).		December 18, 2024	December 18, 2026
Notes: SEMARNAT: Secretaria de Medio Ambiente y Recursos Naturales MIA Manifestacion de Impacto Ambiental LUA Licencia Ambiental Unica N.A. Not Applicable
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
17.3.1	Project Compliance

One of the requirements of the LAU is the submission of an annual report (Cedula de Operacion Anual [COA]). The COA is a mechanism for reporting emissions, transfers and management of pollutants that should demonstrate compliance with the obligations set out in the Environmental License. This annual report should include the summary of the environmental activities completed from January 1 to December 31 of the previous year. It should be submitted by the end of the first quarter of every year. The COA should contain among others, mine’s technical information, project description, products, by-products, energy consumption, air emissions, water taking, water discharge, transfer of hazardous wastes (including storage, treatment and final disposal), greenhouse gas (GHG) inventory, spills, contamination prevention, increase or reduction of substances comparing versus the previous year. If the COA is not submitted, there is the potential for fines. It is understood that Aura submits the COA annually. In addition, one of the MIA conditions is the submission of a compliance annual report. The report should be submitted to SEMARNAT and Procuraduria Federal de Proteccion al Ambiente (PROFEPA).

A tailings spill (63 m3) on Concepción de Oro’s roads occurred in June 2024. The spill was generated at a vault that connected the primary (current) tailing pipeline and the old secondary tailing pipeline (located within the town). As a result of the incident, Aranzazu proceeded with the submission of a notification to the agencies, removal of the connection, and completion of a cleanup (the material was disposed of in TD5). PROFEPA inspected the area and the documentation provided by Aura, and as a result the Resolution No. 029/V.I./2024 of September 2024 was issued. The Resolution establishes the need to pay a monetary fine of approximately  US$2,700. PROFEPA indicates that the spill generated a risk to the environment and the health of Concepción de Oro’s population, but recognizes that Aranzazu mine completed the corrective and mitigation measures.

17.4	Waste and Tailings Disposal, Site Monitoring, and Water Management

17.4.1	Waste Disposal

17.4.1.1	Tailings

As mentioned under Section 15.9, Aranzazu has multiple historical tailings storage facilities (TSFs) which are designated as Tailings Disposal (TD) No. TD1/TD2, TD3, TD4, Old TD5, and TD5 (active).

Evolution of Tailings Management

TD1/TD2

Multiple geotechnical investigations and slope stability analysis has been completed since 2018, with modelling results indicating that the facility meets the minimum required factor of safety (FoS) (Wood 2022). The TD1/TD2 facility is classified as an extreme risk (Wood 2022). Active closure is underway for TD1/TD2 to bring this TSF area into compliance with Canadian Dam Association guidance for extreme precipitation and seismic events (Wood 2022).

TD3

The recommended dam classification for TD3 is Very High, as per the Global Industry Standard on Tailings Management (GISTM) and CDA (2019) guidelines (SRK 2022). The stability analysis of TD3 in its current state indicates that the dam does not meet the required minimum FoS as recommended by CDA (2019) (SRK 2022). Plans for regrading the TD3 tailings surface and perimeter containment have been developed to bring TD3 into compliance (SRK 2022). The proposed regrade design is reported to provide adequate stability, for both shallow and deep-seated failures in case of tailings liquefaction (SRK 2022).

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

TD4

The dam rating for TD4 is Extreme based on CDA (2019) and professional judgement (SRK 2021). Analyses of current conditions indicate that the safety factors calculated against geotechnical faults do not meet the minimum requirements according to the CDA guidelines (2019). It is understood that studies are ongoing to address identified risks and bring TD4 into compliance with applicable international standards.

Old TD5

The exposed downstream slopes of TD5 (old) are prone to surface erosion and the formation of gullies, presumably due to a combination of wind and surface water erosion (SRK 2022). The recommended dam classification for TD5 (old) is Very High, as per the GISTM and CDA (2019) guidelines (SRK 2022). The stability analysis of TD5 (old) in its current state indicates that the dam does not meet the required minimum FoS as recommended by CDA (2019) drained conditions, resulting in shallow slump failures of the exposed tailings slopes, which highlights the need for lowering the downstream slopes to ensure the long-term stability of the facility (SRK 2022).

TD5 (Active)

An Operation, Maintenance and Surveillance (OMS) Manual was developed for TD5 (Wood 2019). SLR understands that the OMS manual would have to be updated to reflect current TD5 configuration and operating conditions.

It is understood that TD5 is designed to receive a total of approximately 6.74 Mt of tailings from the end of October 2024 to completion of the TD5 Stage 3 (Aura 2024b). According to this, and the current LOM projection (11.47 Mt of ore) additional tailings capacity will be required.

Risk Mitigation

Two separate Failure Mode and Effects Assessments (FMEA) have been completed for the Aranzazu tailings management areas. An FMEA was completed in connection with the FS to assess the risks associated with resumption of tailings deposition in TD4 (SRK 2017) and a more comprehensive FMEA, involving all current and historical TDs was completed in connection with the most recent dam break analysis (Geoingenieria 2020). The FMEA process should be updated periodically. SLR understands that the FMEA has not been updated since the 2020 dam break analysis.

Given the high and extreme dam hazard potential classification (HPC) of the various TDs, ongoing tailings management would benefit from the incorporation of an Independent Tailings Review Board (ITRB). An ITRB would provide comprehensive oversight of tailings management and associated risk mitigations and be consistent with the current guidance provided by the Global Industry Standard on Tailings Management (GISTM).

SLR relies on the conclusions of the mentioned reports in this section and provides no conclusions or opinions regarding the stability of each of the TDs.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

17.4.1.2	Waste Rock Pile

Waste rock (Tepetatera in Mexico) from previous years of operation has been stored on surface (area of 19,96 ha) and within the open pits. A substantial quantity has also been placed in mined out stopes in the underground mine (Aura 2018). Aura is not anticipating storing additional waste rock on the surface.

The geochemistry data for the waste rock pile is currently inconclusive. Both acid-consuming and acid-generating rock are present, and the proportion cannot be easily determined due to the heterogeneity of the facility and the difficulty of sampling a waste rock with large rocks (GRE 2024). The study completed by GRE recommends ongoing geochemistry testing to better characterize the risk of Acid Rock Drainage (ARD) in the legacy waste rock pile. The same study also recommends the ET cover for the waste rock dump.

17.4.2	Site Monitoring

The Mine completes site monitoring regularly. As part of the monitoring, surface water quality (Section 17.4.3), air quality monitoring, and vibration monitoring are completed. Some of these results are reported as part of the COAs, and the annual compliance reports.

There is an applicable Mexican air quality regulation (NOM-025-SSA1-2014). The criteria are expressed as particulate matter concentration, in micrograms of PM2.5 (particulate matter with a diameter of 2.5 µm or less) /PM10 (particulate matter with a diameter of 10 microns (µm) or less) per normal cubic metre of air (µg/Nm3). PM2.5 and PM10 are evaluated across the mine area (three locations) monthly. According to the results reviewed, air quality at the mine meets the criteria.

Vibration monitoring is completed to understand and manage/mitigate potential impacts to the neighbouring community associated with the use of explosives for underground blasting. The monitoring is completed and reviewed against international guidelines (as there is no Mexican regulation related to vibration).

It is understood that there are monitoring wells around some of the tailings facilities, however, no information related to groundwater quality was available for review.

17.4.3	Water Management

As stated in Section 4.2, the Mine site is in an area characterized by a semi-arid climate with low precipitation and high evaporation. As a result, the design of the water management system is driven by the need to address lack of water instead of managing water surplus, and the Aranzazu operation does not generate excess water to be discharged to the environment (i.e., zero discharge operation). All water collected in the active TD5 is pumped back to the process plant. Domestic wastewater from bathrooms, canteen and offices is collected and conveyed to septic system.

The current fresh water supply for the process plant relies on a well located approximately 15 km east of the Mine referred to as El Salero. Aranzazu currently holds industrial water use rights for up to 1,081,495 m3/year for El Salero well, which are valid until July 2027 (Section 17.3). The well outlet is equipped with a flowmeter to monitor the water consumption, which is reported to the environmental authority (CONAGUA). This permit will have to be renewed well in advance of the expiration date.

Due to the climatic conditions that characterize the Aranzazu area and the ephemeral nature of surface runoff, the primary challenge associated with water management is having a reliable source of groundwater supply to support the operation. Furthermore, SLR understands that the

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Municipality of Concepción del Oro relies on seven groundwater wells as the source for water supply. Accordingly, multiple water users rely on groundwater availability. Studies on water supply evaluation at the Aranzazu area are required to establish whether the local aquifers have the potential to provide enough water to meet the estimated water demand for the operation during the mine life (Section 7.3) without affecting water supply for other authorized users. The SLR QP is not aware of water supply evaluations conducted recently to evaluate water availability in the short and mid term (the current mine life is 10 years).

A water management protocol (PG-AU-SSMA-MA-002-ES from 2022) is in place to establish the criteria associated with water consumption and generation of liquid effluents to promote a safe and efficient management of water in Aranzazu. The protocol identifies the applicable norms regarding water quality parameters, roles and responsibilities, directives for water management and water balance, monitoring requirements and requirements associated with drainage, piping and containment systems.

According to the water management protocol, the water quantity monitoring must include streamflow in watercourses surrounding the operation, and groundwater level. The water quality monitoring must include physicochemical parameters for surface water and groundwater. The water quality monitoring is conducted by an external laboratory (Laboratorios ABC Química Investigación y Análisis, S.A. de C.V.) accredited by PROFEPA. The water monitoring program includes a total of 17 monitoring locations identified in the protocol. Upstream and downstream monitoring of sediments must be conducted at three monitoring locations in the Principal Creek, which runs across the Aranzazu operation. The frequency of water and sediment monitoring is biannual.

A partial set of water quality analysis results for 2024 prepared by Laboratorios ABC Química Investigación y Análisis, S.A. de C.V. was included in the information provided by Aura for this review. However, SLR did not find evidence of records kept by Aranzazu comparing measured concentrations against applicable maximum permissible limits nor historical records to evaluate potential changes and trends. Magnitude and frequency of exceedances identified through the water quality monitoring program were not found in the information available for review. SLR is not aware of any non-compliance expressed by the environmental authorities regarding water quality.

The SLR QP recommends developing electronic spreadsheets to tabulate, compile, process and document water quality data results, and track compliance with the applicable regulations. The analysis will allow Aranzazu to make use of the existing water quality database to identify and manage any issues as they arise implementing timely corrective actions.

SLR notes that a hydrogeological study was completed to simulate water flow and assess aquifer behaviour (Section 7.3); however, the study did not include any consideration of groundwater quality. The SLR QP recommends the completion of further hydrogeology studies to understand any potential groundwater quality impacts downstream of the site.

17.5	Mine Closure Requirements

The Mining Law in Mexico was modified recently (May 2023). According to the updated regulation, the Mine should complete a Rehabilitation, Closure and Post-Closure Plan as required in the LGEEPAs and obtain the associated approval.

17.5.1	Mine Closure Plan (MCP)

SLR reviewed the 2023 Closure Plan (also called Asset Retirement Obligations [ARO] report) dated December 2023.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

The Closure Plan focuses on equipment dismantling, earthworks for stabilization of landforms and slopes, erosion and sediment control, re-vegetation, treatment of water and post-closure monitoring. The report notes that no indications of acid drainage have been detected in the tailings dam or in the waste rock piles at Aránzazu to date. The mine does plan to continue with the geochemical testing and characterization work on an annual basis to inform closure planning (Aura 2023). Progressive closure is mentioned as a means to reduce closure and rehabilitation activities after cessation of mine activities, but no clear commitment is made to implement progressive closure.

Tailings material will be tested to determine the potential for acid generation. The tailings dams are planned to be sloped and encapsulated by applying “appropriate” material to limit exposure and provide substrate for revegetation (Aura 2023). Further work has been focussed on closure planning for TD1/TD2. Closure planning for TD1/TD2 and other TSF studies (Section 17.4.1.1) should be incorporated into the overall Closure Plan for the Mine, including the conceptual cover design and water management plan compiled by Wood in 2022. It is unclear if climate change, especially the potential for more extreme precipitation events, has been considered in closure design.

Equipment will be removed from underground and access points will be closed. There is no mention of groundwater management or if any special measures are needed to manage groundwater levels and quality.

Waste rock will be used as fill or left underground and any remaining waste rock on surface will be tested to determine if the material is acid-generating. If the material is expected to be acid generating, cover will be considered (Aura 2023).

No information is provided on closure of the open pits, nor former environmental liabilities (i.e., shaft, adits, etc.).

17.5.2	Closure Cost Estimate

The 2024 Closure Plan Executive Summary ARO (CIFE 2024) was provided, which only included a summary of the full cost build-up. The total closure cost is US$12,581,229. It appears the cost associated with the closure of the TDs based on the additional geotechnical, hydrogeology and geochemistry studies completed by Aura (Section 17.4.1.1) needs to be incorporated into the closure cost. Furthermore, the cost for the closure of the open pits, and the former environmental liabilities (i.e., shaft, adits, etc.) should also be considered. The SLR QP has not independently verified the closure cost estimate.

There are currently no requirements under Mexican law for closure financial provision.

17.6	QP Opinion

In the SLR QP’s opinion, the environmental and social risks at Aranzazu are manageable, and Aura has in place management plans and systems to manage these risks and to maintain compliance with applicable environmental legal requirements. Based on the site visit and review of documentation made available to us by Aura, in general, the SLR QP is of the opinion that environmental and social factors are unlikely to materially affect the Company’s ability to continue to operate according to the life-of-mine (LOM) plan described in this document.

The SLR QP notes that management systems for the environmental and social aspects of the Mine are evolving and recommends that these systems be further formalized and implemented to incorporate a full “Plan-Do-Check-Act” cycle common to international management system standards.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

SLR understands that Aura is in the process of obtaining additional approvals for TD5 expansion (Phase 3) and associated changes in the land use to accommodate the additional areas related to this expansion, and the permitting to expand the associated tailings capacity beyond Phase 3 as required. Some additional property acquisitions would also be necessary. The SLR QP has seen nothing to suggest that these approvals will not be obtained in due course.

The SLR QP recommends Aura conduct water supply evaluations to evaluate water availability in the short and mid-term, as there is just one permitted source of water (well) authorized up to July 2027. The SLR QP recommends Aura complete further hydrogeology studies to understand potential impacts to groundwater quality downstream of the site. In addition, the SLR QP recommends that the Company continue active community engagement to address any concerns that arise due to the close proximity of the underground operations to Concepción de Oro.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
18.0	Capital and Operating Costs

The capital and operating costs presented in this section include the costs required for mining and processing Mineral Reserves from the Aranzazu Mine. The Aranzazu Mine is an operating mine; therefore, capital and operating cost estimates were prepared based on years 2023 and 2024 budgets and actuals, adjusted by current and forecasted operating needs. These costs were supplied to SLR by Aura’s technical team. The SLR QP considers these cost estimates to be reasonable for the planned production schedule.

All capital and operating costs in this section are expressed in Q3 2024 US dollars and are based on an exchange rate of MXN$20.50 per US$1.00.

18.1	Capital Costs

The capital costs required to achieve the Aranzazu Mineral Reserve LOM production were estimated by Aura and reviewed by SLR. Since Aranzazu is an operating mine, there are no pre-production capital costs, and all capital costs are categorized as sustaining. Sustaining capital costs have been estimated by Aura based in their latest operating budgets and actuals costs from years 2023 and 2024. Based on the SLR QP’s review, the sustaining capital costs are estimated to the equivalent of an Association for the Advancement of Cost Engineering (AACE) Class 3 estimate with an accuracy range of -15% to +20%.

Total LOM sustaining capital costs are estimated to be US$136.6 million between years 2025 and 2034. The sustaining capital costs include:

•	Underground mine development

•	Underground ventilation

•	Buildings and infrastructure

•	Machinery and equipment

•	Tailing dams

•	Plant maintenance

•	Other Sustaining (technical studies, and hardware and software)

The summary breakdown of the estimated sustaining capital costs required to achieve the Mineral Reserve LOM production are presented in Table 18-1.

Table 18-1: Sustaining Capital Costs Summary

Cost Component	Value (US$ millions)
Underground mine development	62.6
Underground ventilation	3.2
Buildings and infrastructure	8.8
Machinery and equipment	11.6
Tailing dams	40.8
Plant maintenance	3.3
Other Sustaining Costs (technical studies, hardware and software)	6.3
Total Sustaining Capital Cost	136.6

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Exploration capital costs needed for infill and delineation drilling between years 2025 and 2032 total US$22.6 million. These costs are in addition to the sustaining capital outlined above and have been included in the LOM cashflow.

Mine closure and concurrent reclamation costs for the LOM scenario presented in this TRS and used in the LOM cash flow model are based on Aura’s environmental reclamation estimate for the Aranzazu Mine totalling US$25 million. SLR notes that this closure cost is higher than the cost included in the 2024 Closure Cost (ARO), which is US$12.6 million. Although SLR has not independently verified the closure cost estimate, the SLR QP considers the higher closure and reclamation costs included in the LOM cashflow to reflect a more realistic approach as the closure of the TDs, open pits, and the former environmental liabilities need to be incorporated into the closure plan cost estimate. This cost will have to be updated once a comprehensive closure plan is completed by Aura.

18.2	Operating Costs

The operating costs were estimated based on years 2023 and 2024 budgets and actuals at the Aranzazu Mine. The costs were estimated by Aura and reviewed by SLR. The operating costs are estimated to the equivalent of an AACE Class 3 estimate with an accuracy range of -15% to +20%, although it is noted that AACE does not typically apply to operating costs.

The operating expenses estimated for mining, processing, and G&A activities for this Mineral Reserve LOM scenario are summarized in Table 18-2. Operating costs total approximately US$734 million over the LOM, averaging US$78.5 million per year (considering years between 2025 and 2033, which are years at full production.

The mining costs include all labour, materials and supplies, mining contractors (longhole stoping, backfilling, drilling and blasting) and technical support costs to complete mining related activities. The processing costs include all labour, operating and maintenance activities, power, reagents, and services to complete processing related activities. The administrative expense includes all labour and support services to complete administrative, finance, human resources, environmental, safety, supply chain, security, site services, camp and kitchen, and travel related activities.

Table 18-2: Operating Costs Estimate

Cost Component	LOM Total (US$ millions)	Average Annual[1] (US$ millions)	LOM Average (US$/t milled)
UG Mining	524.5	56.2	45.71
Processing	161.5	17.2	14.07
G&A	47.8	5.1	4.17
Total Site Operating Cost	733.8	78.5	63.96
Notes: 1. For fully operational years (2025 – 2033) 2. Sum of individual values may not match total due to rounding.
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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
19.0	Economic Analysis

The economic analysis contained in this TRS is based on the Aranzazu Mineral Reserves, economic assumptions, and capital and operating costs provided by Aura technical team and reviewed by SLR. All costs are expressed in Q3 2024 US dollars. Unless otherwise indicated, all costs in this section are expressed without allowance for escalation, currency fluctuation, or interest.

A summary of the key criteria is provided below.

19.1	Economic Criteria

19.1.1	Production Physicals

•	Mine life: 9.4 years (2025 to 2034)

•	Underground peak mining rate: 1,800 ktpa in year 2026

•	LOM Ore feed to process: 11,473 kt ore at 1.04% Cu, 0.64 g/t Au, and 16.62 g/t Ag

•	LOM Contained Metal

o	Copper: 264 Mlb Cu

o	Gold: 237 koz Au

o	Silver: 6,129 koz Ag

•	Copper Concentrate: 477 thousand dry metric tonnes (kdmt) of concentrate at 22.83% Cu grade.

•	Weighted average LOM Process Recovery, based on developed grade-recovery formula:

o	Copper Recovery 91.2%

o	Gold Recovery: 81.2%

o	Silver Recovery: 61.0%

•	LOM Recovered Metal

o	Copper: 241 Mlb Cu

o	Gold: 192 koz Au

o	Silver: 3,741 koz Ag

19.1.2	Revenue

•	Revenue is estimated based on metal prices provided to SLR by Aura, which sourced them from CIBC Analysts Consensus Commodity Price Forecasts from March 2025. The CIBC analyst consensus metal price forecast is presented in Table 19-1:

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 19-1: Aranzazu Cash Flow Metal Prices

Metal Prices	2025	2026	2027	2028	2029- Long Term
Gold (US$/oz)	2,668	2,621	2,490	2,363	2,212
Silver (US$/oz)	31.69	31.87	30.76	29.08	27.69
Copper (S$/lb)	4.26	4.45	4.59	4.70	4.24

•	Payable metals are estimated at 93.9% for gold, 87.7% for silver, and 95.6% for copper. These rates are based on actual agreement figures.

•	Transportation, Treatment and Refining charges include the following:

o	Transportation: US$86.50/dmt of Cu concentrate

o	Cu concentrate treatment: US$82.00/dmt of Cu concentrate

o	Cu refining: US$0.082/lb of payable Cu

o	Au refining: US$5.00/oz of payable Au

o	Ag refining: US$0.35/oz of payable Ag

•	Penalties for arsenic and bismuth, totalling US$5 million over the LOM

•	Settlement price charges:

o	Gold realized charge: US$71.11/oz Au

o	Silver realized charge: US$3.44/oz Ag

o	Copper realized charge: US$0.080/lb Cu

•	Third party royalty of 1% NSR

•	LOM net revenue is US$1,373 million (after Selling Charges and Royalties)

•	Revenue is recognized at the time of production.

19.1.3	Costs

•	Exchange rate US$1.00 = MXN$20.50.

•	Mine life sustaining capital totals US$136.6 million.

•	Mine life exploration capital costs of US$22.6 million.

•	Mine closure and reclamation costs between 2033 and 2034 total US$25 million. SLR notes that this closure cost is higher than the cost included in the 2024 Closure Cost (ARO), which is US$12.6 million. The SLR QP considers the higher closure and reclamation costs included in the LOM cashflow to reflect a more realistic approach as the closure of the TDs, open pits, and the former environmental liabilities need to be incorporated into the closure plan cost estimate.

•	Average operating cost over the mine life is US$63.96 per tonne milled.

o	Underground mining costs: US$45.71/tonne milled

o	Processing costs: US$14.07/tonne milled

o	G&A and overhead costs: US$4.17/tonne milled

•	LOM site operating costs of $733.8 million

•	Corporate G&A overhead allocation costs of US$0.95 million per year over the LOM.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

19.1.4	Taxation and Royalties

•	Property is subject to 1% NSR Royalty

•	Mexican Corporate Income Tax: 30%.

•	Mexican Government Mining Royalty: 7.5%.

•	Extraordinary Mining Tax: 0.50%

•	SLR has relied on Aura’s calculation of taxes applicable to the cash flow.

•	Total taxes estimated: US$172 million.

19.2	Cash Flow

SLR has reviewed the Aura’s Aranzazu LOM cash flow model considering copper, gold and silver as final saleable products, and has prepared its own unlevered after-tax LOM cash flow model based on the information contained in this TRS to confirm the physical and economic parameters of the Mine.

The model does not take into account financing costs.

All costs are in Q3 2024 US dollars with no allowance for inflation. An after-tax annual cash flow summary is presented in Table 19-2.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Table 19-2: After-Tax Annual Cash Flow Summary

Economic Model Annual Summary

SLR

Company	Aura Minerals Inc.
Project Name	Aranzazu Mine
Scenario Name	Aranzazu 2P Reserves Consensus LT Prices - Cu $4.24/lb, Au $2,212/oz, Ag $27.69/oz
Analysis Type	EOY 2024 MRMR and SK-1300

Calendar Year				2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Project Timeline in Years				1	2	3	4	5	6	7	8	9	10	11
Time Until Closure In Years		US$ & Metric Units	LoM Avg / Total	10	9	8	7	6	5	4	3	2	1	-1
Market Prices														
Copper, Forecast		US$/lb	**$4.37**	$4.26	$4.45	$4.59	$4.70	$4.24	$4.24	$4.24	$4.24	$4.24	$4.24	$4.24
Gold, Forecast		US$/oz	**$2,393**	$2,668	$2,621	$2,490	$2,363	$2,212	$2,212	$2,212	$2,212	$2,212	$2,212	$2,212
Silver, Forecast		US$/oz	**$29.23**	$31.69	$31.87	$30.76	$29.08	$27.69	$27.69	$27.69	$27.69	$27.69	$27.69	$27.69
Physicals														
Total Underground Ore Mined		kt	11,473	1,222	1,221	1,221	1,223	1,223	1,221	1,222	1,222	1,222	478	-
Total Waste Mined		kt	3,128	464	578	519	551	508	281	83	102	32	10	-
Total Material Mined		kt	14,601	1,686	1,800	1,739	1,773	1,731	1,502	1,305	1,323	1,254	489	-
Total Ore Processed		**kt**	**11,473**	**1,222**	**1,221**	**1,221**	**1,223**	**1,223**	**1,221**	**1,222**	**1,222**	**1,222**	**478**	-
Copper Grade		**%**	**1.04%**	**1.35%**	**1.27%**	**1.25%**	**1.20%**	**0.99%**	**0.89%**	**0.83%**	**0.87%**	**0.82%**	**0.83%**	-
Gold Grade		**g/t**	**0.64**	**0.86**	**0.81**	**0.81**	**0.80**	**0.63**	**0.55**	**0.49**	**0.44**	**0.43**	**0.53**	-
Silver Grade		**g/t**	**16.62**	**19.80**	**18.31**	**17.81**	**18.70**	**17.62**	**15.62**	**14.56**	**13.61**	**13.75**	**15.98**	-
Contained Copper		**kt**	**120**	**16.5**	**15.5**	**15.3**	**14.7**	**12.1**	**10.9**	**10.1**	**10.7**	**10.0**	**4.0**	-
Contained Gold		**koz**	**237**	**33.8**	**31.7**	**31.9**	**31.3**	**24.9**	**21.5**	**19.4**	**17.4**	**16.8**	**8.2**	-
Contained Silver		**koz**	**6,129**	**777.8**	**718.8**	**699.0**	**735.0**	**692.6**	**613.2**	**572.1**	**534.7**	**540.4**	**245.9**	-
Realized Recovery, Copper		%	91.2%	92.2%	92.0%	91.9%	91.7%	90.8%	90.4%	90.0%	90.3%	90.0%	90.1%	-
Realized Recovery, Gold		%	81.2%	83.2%	82.7%	82.7%	82.6%	80.8%	79.7%	78.9%	78.1%	77.8%	79.5%	-
Realized Recovery, Silver		%	61.0%	63.6%	62.3%	61.9%	62.7%	61.7%	59.9%	59.0%	58.1%	58.3%	60.2%	-
Recovered Copper		kt	109	15.3	14.3	14.1	13.5	11.0	9.8	9.1	9.6	9.0	3.6	-
Recovered Gold		koz	192	28.1	26.2	26.4	25.8	20.1	17.2	15.3	13.6	13.0	6.5	-
Recovered Silver		koz	3,741	494.9	447.8	432.4	460.5	427.3	367.4	337.4	310.8	314.8	148.1	-
Recovered Gold Equivalent		AuEq koz	682	87.7	85.1	88.8	90.6	71.9	63.2	57.9	58.2	55.1	23.6	-
Recovered Copper Equivalent		CuEq Mlbs	371	54.9	50.1	48.2	45.6	37.5	33.0	30.2	30.4	28.7	12.3	-
Cu Concentrate (dmt)		**dmt**	**477,422**	**66,688**	**62,468**	**61,447**	**58,982**	**48,011**	**42,890**	**39,716**	**42,092**	**39,406**	**15,722**	-
Au grade in concentrate		g/t	12.53	13.11	13.03	13.37	13.61	13.03	12.45	12.00	10.05	10.28	12.94	-
Ag grade in concentrate		g/t	243.75	230.84	222.98	218.89	242.85	276.82	266.45	264.21	229.64	248.44	292.99	-
Cu grade in concentrate		**%**	**22.8%**	**22.83%**	**22.83%**	**22.83%**	**22.83%**	**22.83%**	**22.83%**	**22.83%**	**22.83%**	**22.83%**	**22.83%**	-
Concentrate Moisture		%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	-
Cu Concentrate (wmt)		wmt	518,937	72,487	67,900	66,791	64,111	52,186	46,620	43,169	45,752	42,832	17,090	-
Payable Copper, Total		kt	104	14.6	13.6	13.4	12.9	10.5	9.4	8.7	9.2	8.6	3.4	-
Payable Copper, Total		**Mlbs**	**230**	**32.1**	**30.1**	**29.6**	**28.4**	**23.1**	**20.6**	**19.1**	**20.3**	**19.0**	**7.6**	-
Payable Gold, Total		**koz**	**180**	**26.4**	**24.6**	**24.8**	**24.2**	**18.9**	**16.1**	**14.4**	**12.6**	**12.1**	**6.1**	-
Payable Silver, Total		**koz**	**3,274**	**429.8**	**386.8**	**372.4**	**402.8**	**380.2**	**325.4**	**298.5**	**269.6**	**276.2**	**132.7**	-
Payable Gold Equivalent, Total		**Au Eq koz**	**644**	**82.8**	**80.3**	**83.8**	**85.6**	**67.9**	**59.7**	**54.7**	**54.8**	**51.9**	**22.3**	-
Payable Copper Equivalent, Total		**Mlbs**	**350**	**51.8**	**47.3**	**45.5**	**43.1**	**35.4**	**31.2**	**28.6**	**28.6**	**27.1**	**11.6**	-
Cash Flow														
Copper Gross Revenue	66%	$000s	1,004,563	136,865	133,794	135,601	133,326	97,982	87,531	81,053	85,903	80,421	32,087	-
Gold Gross Revenue	28%	$000s	431,034	70,377	64,354	61,705	57,201	41,736	35,621	31,792	27,931	26,742	13,573	-
Silver Gross Revenue	6%	$000s	95,712	13,619	12,329	11,455	11,714	10,529	9,011	8,265	7,467	7,649	3,674	-
Gross Revenue Before By-Product Credits	**100%**	**$000s**	**1,531,309**	**220,861**	**210,476**	**208,762**	**202,241**	**150,247**	**132,164**	**121,110**	**121,301**	**114,812**	**49,334**	-
Copper Gross Revenue		$000s	1,004,563	136,865	133,794	135,601	133,326	97,982	87,531	81,053	85,903	80,421	32,087	-
Gold Gross Revenue		$000s	431,034	70,377	64,354	61,705	57,201	41,736	35,621	31,792	27,931	26,742	13,573	-
Silver Gross Revenue	(by-product)	$000s	-	-	-	-	-	-	-	-	-	-	-	-
Gross Revenue After By-Product Credits		**$000s**	**1,435,597**	**207,243**	**198,147**	**197,307**	**190,528**	**139,718**	**123,153**	**112,845**	**113,834**	**107,163**	**45,660**	-
Mining Cost		$000s	(524,491)	(56,866)	(53,824)	(56,576)	(55,429)	(60,049)	(60,099)	(53,850)	(58,941)	(49,879)	(18,978)	-
Process Cost		$000s	(161,464)	(17,193)	(17,188)	(17,182)	(17,202)	(17,205)	(17,186)	(17,194)	(17,194)	(17,197)	(6,722)	-
Site Support G&A Cost		$000s	(47,838)	(5,095)	(5,095)	(5,095)	(5,095)	(5,095)	(5,095)	(5,095)	(5,095)	(5,095)	(1,982)	-
Sales charges (Transport,TC/RC, Penalties, Settlement Price)		$000s	(144,032)	(18,386)	(18,556)	(19,102)	(18,233)	(14,727)	(13,272)	(12,280)	(12,764)	(11,896)	(4,816)	-
Third Party Royalty		$000s	(13,873)	(2,025)	(1,919)	(1,897)	(1,840)	(1,355)	(1,189)	(1,088)	(1,085)	(1,029)	(445)	-
Subtotal Cash Costs Before By-Product Credits		$000s	(891,698)	(99,566)	(96,584)	(99,852)	(97,799)	(98,431)	(96,841)	(89,508)	(95,079)	(85,096)	(32,943)	-
By-Product Credits		$000s	95,712	13,619	12,329	11,455	11,714	10,529	9,011	8,265	7,467	7,649	3,674	-
Total Cash Costs After By-Product Credits		**$000s**	**(795,986)**	**(85,947)**	**(84,255)**	**(88,397)**	**(86,086)**	**(87,902)**	**(87,830)**	**(81,243)**	**(87,612)**	**(77,447)**	**(29,269)**	-
Operating Margin	**42%**	**$000s**	**639,611**	**121,296**	**113,893**	**108,910**	**104,442**	**51,816**	**35,323**	**31,602**	**26,222**	**29,716**	**16,391**	-
Off-site Expenses (Corp. G&A Allocation)		$000s	(9,500)	(950)	(950)	(950)	(950)	(950)	(950)	(950)	(950)	(950)	(950)	-
EBITDA		**$000s**	**630,111**	**120,346**	**112,943**	**107,960**	**103,492**	**50,866**	**34,373**	**30,652**	**25,272**	**28,766**	**15,441**	-
Depreciation Allowance		$000s	(162,108)	(31,630)	(32,076)	(25,179)	(24,004)	(15,942)	(7,911)	(7,205)	(6,609)	(6,107)	(5,446)	-
Earnings Before Taxes		**$000s**	**468,002**	**88,716**	**80,867**	**82,781**	**79,488**	**34,925**	**26,462**	**23,447**	**18,663**	**22,659**	**9,995**	-
Extraordinary Mining Tax		$000s	(2,572)	(413)	(376)	(358)	(337)	(255)	(217)	(195)	(172)	(167)	(84)	-
Special Mining Tax		$000s	(42,567)	(8,170)	(7,313)	(7,182)	(6,741)	(3,202)	(2,476)	(2,272)	(1,895)	(2,157)	(1,158)	-
Corporate Income Tax		$000s	(126,859)	(24,040)	(21,953)	(22,572)	(21,723)	(9,440)	(7,131)	(6,294)	(4,979)	(6,100)	(2,626)	-

19-4

Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Economic Model Annual Summary

SLR

Company	Aura Minerals Inc.
Project Name	Aranzazu Mine
Scenario Name	Aranzazu 2P Reserves Consensus LT Prices - Cu $4.24/lb, Au $2,212/oz, Ag $27.69/oz
Analysis Type	EOY 2024 MRMR and SK-1300

Calendar Year			2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Project Timeline in Years			1	2	3	4	5	6	7	8	9	10	11
Time Until Closure In Years	US$ & Metric Units	LoM Avg / Total	10	9	8	7	6	5	4	3	2	1	-1
Net Income	**$000s**	**296,004**	**56,094**	**51,225**	**52,669**	**50,687**	**22,028**	**16,638**	**14,686**	**11,617**	**14,234**	**6,127**	-
Non-Cash Add Back - Depreciation	$000s	162,108	31,630	32,076	25,179	24,004	15,942	7,911	7,205	6,609	6,107	5,446	-
Working Capital	$000s	7,355	11,526	2,194	767	(5,142)	655	991	340	1,778	(768)	(4,987)	-
Operating Cash Flow	**$000s**	**465,468**	**99,250**	**85,494**	**78,615**	**69,549**	**38,624**	**25,540**	**22,231**	**20,005**	**19,574**	**6,586**	-
Sustaining Capital Costs	$000s	(136,569)	(21,454)	(25,468)	(22,250)	(22,496)	(16,313)	(9,049)	(8,000)	(4,639)	(4,100)	(2,800)	-
Exploration Capital Costs	$000s	(22,570)	(3,721)	(3,721)	(3,721)	(3,393)	(2,715)	(2,172)	(1,737)	(1,390)	-	-	-
Closure/Reclamation Costs	$000s	(25,000)	-	-	-	-	-	-	-	-	(13,000)	(12,000)	-
Total Capital	**$000s**	**(184,139)**	**(25,175)**	**(29,189)**	**(25,971)**	**(25,890)**	**(19,028)**	**(11,221)**	**(9,737)**	**(6,029)**	**(17,100)**	**(14,800)**	-
Cash Flow Adj./Reimbursements	**$000s**	-	-	-	-	-	-	-	-	-	-	-	-

LoM Metrics

Economic Metrics													
a) Pre-Tax													
Free Cash Flow	**$000s**	**453,327**	**106,697**	**85,947**	**82,756**	**72,461**	**32,494**	**24,143**	**21,255**	**21,021**	**10,898**	**(4,346)**	-
Cumulative Free Cash Flow	$000s		106,697	192,645	275,401	347,861	380,355	404,498	425,753	446,774	457,673	453,327	453,327
NPV @ 5%	**$000s**	**387,841**											
b) After-Tax													
Free Cash Flow	**$000s**	**281,329**	**74,075**	**56,305**	**52,644**	**43,659**	**19,597**	**14,319**	**12,494**	**13,976**	**2,474**	**(8,214)**	-
Cumulative Free Cash Flow	$000s		74,075	130,380	183,024	226,683	246,280	260,599	273,093	287,069	289,543	281,329	281,329
NPV @ 5%	**$000s**	**243,943**											
Operating Metrics													
Mine Life	Years	**9.4**											
Average Daily Mining Rate	t/d moved	**4,210**	4,620	4,931	4,765	4,859	4,743	4,114	3,574	3,626	3,434	3,419	-
Average Daily Processing Rate	t/d processed	**3,350**	3,347	3,346	3,344	3,349	3,350	3,345	3,347	3,347	3,348	3,348	-
Mining Cost	$ / t moved	**$35.92**	33.73	29.91	32.53	31.26	34.69	40.02	41.28	44.54	39.79	38.84	-
Processing Cost	t/d processed	**$14.07**	14.07	14.08	14.08	14.07	14.07	14.08	14.07	14.07	14.07	14.05	-
Site Support G&A Cost	t/d processed	**$4.17**	4.17	4.17	4.17	4.17	4.17	4.17	4.17	4.17	4.17	4.14	-
Subtotal Direct Operating Costs	**t/d processed**	**$63.96**	**64.79**	**62.32**	**64.60**	**63.58**	**67.35**	**67.47**	**62.32**	**66.49**	**59.06**	**57.86**	-
TC / RC Charges	t/d processed	$12.55	15.05	15.20	15.65	14.91	12.04	10.87	10.05	10.45	9.73	10.07	-
NSR Royalty	t/d processed	$1.21	1.66	1.57	1.55	1.51	1.11	0.97	0.89	0.89	0.84	0.93	-
Total Operating Cost Before By-Product Credits	**t/d processed**	**$77.72**	**81.50**	**79.09**	**81.81**	**80.00**	**80.50**	**79.32**	**73.26**	**77.83**	**69.64**	**68.85**	-
Total Operating Cost After By-Product Credits	**t/d processed**	**$69.38**	**70.35**	**69.00**	**72.42**	**70.42**	**71.89**	**71.94**	**66.50**	**71.72**	**63.38**	**61.17**	-
Off-site Expenses - Corp. G&A Allocation	t/d processed	**$0.83**	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	1.99	-
Sales Metrics													
Cu Sales	Mlbs	**229.8**	32.1	30.1	29.6	28.4	23.1	20.6	19.1	20.3	19.0	7.6	-
Au Sales	koz	**180.1**	26.4	24.6	24.8	24.2	18.9	16.1	14.4	12.6	12.1	6.1	-
Ag Sales	koz	**3,274.4**	429.8	386.8	372.4	402.8	380.2	325.4	298.5	269.6	276.2	132.7	-
Au Eq oz Sales	AuEq koz	**643.9**	82.8	80.3	83.8	85.6	67.9	59.7	54.7	54.8	51.9	22.3	-
Cu Eq M lb Sales	CuEq Mlbs	**350.1**	51.8	47.3	45.5	43.1	35.4	31.2	28.6	28.6	27.1	11.6	-
Total Cash Cost - Au Equivalent	$ / oz AuEq	**1,096**	925	917	909	878	1,165	1,322	1,333	1,415	1,329	1,192	-
Total AISC - Au Equivalent	$ / oz Au Eq	**1,366**	1,212	1,260	1,201	1,164	1,429	1,499	1,501	1,518	1,640	1,819	-
Total Cash Cost - Cu Equivalent	$ / lb Cu Eq	**2.02**	1.48	1.56	1.67	1.75	2.23	2.53	2.56	2.71	2.55	2.29	-
Total AISC - Cu Equivalent	$ / lb Cu Eq	**2.51**	1.94	2.14	2.21	2.31	2.74	2.87	2.88	2.91	3.14	3.49	-
Avg. LOM Annual Au Eq Sales	AuEq oz / yr	**68.6**											
Avg. LOM Annual Cu Eq Sales	CuEq Mlbs / yr	**37.3**

19-5

Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
19.2.1	Cash Flow Analysis

SLR prepared a LOM unlevered after-tax cash flow model to confirm the economics of the Mine over the LOM (between 2025 and 2034). Economics have been evaluated using the discounted cash flow method by considering LOM production on a 100% basis, annual processed tonnages, and copper, gold, and silver grades. The associated copper concentrate grades and metal recoveries, metal prices, operating costs, copper concentrate transportation, treatment and refining charges, sustaining capital costs, and reclamation and closure costs, and income tax and special mining tax were also considered.

The base discount rate assumed in this Technical Report is 5% as per Aura’s corporate guidance. Discounted present values of annual cash flows are summed to arrive at Aranzazu Mine Base Case Net Present Value (NPV). For this cash flow analysis, the internal rate of return (IRR) and payback are not applicable as there is no negative initial cash flow (no initial investment to be recovered).

To support the disclosure of Mineral Reserves, the economic analysis demonstrates that Aranzazu’s Mineral Reserves are economically viable at CIBC Analysts Consensus Commodity Price with a long term price of: US$4.24/lb copper, US$2,212/oz gold, and US$27.69/oz silver. The Mine’s Base Case undiscounted pre-tax net cash flow is approximately US$453 million, and the undiscounted after-tax net cash flow is approximately US$281 million. The pre-tax NPV at a 5% discount rate is approximately US$388 million and the after-tax NPV at a 5% discount rate is approximately US$244 million.

The SLR QP confirms that SLR has also run the economic analysis using flat reserve metal prices of copper US$4.20/lb, gold US$2,000/oz, and silver US$25.00/oz. The analysis demonstrates that Aranzazu’s Mineral Reserves are also economically viable at these prices.

Aranzazu’s revenue by metal of 66% Cu, 28% Au, and 6% Ag, influence how cash costs are presented in US dollar per copper equivalent pounds.  The C1 cash costs are US$2.02/lb Cu Equivalent produced. The mine life sustaining capital cost is US$0.51/lb Cu Equivalent produced, for an All-In Sustaining Cost (AISC) of US$2.51/lb Cu Equivalent produced.

The Aranzazu mine will add average annual sales over its 9.4-year mine life of 19,177 oz Au per year, with 348,652 oz Ag per year, and 24 Mlb Cu per year.

19.3	Sensitivity Analysis

Risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

•	Copper, gold, and silver prices

•	Copper, gold, and silver head grades

•	Copper, gold, and silver metallurgical recoveries

•	Operating costs

•	Capital costs (sustaining and closure)

After-tax NPV 5% sensitivities over the Aranzazu Mine Base Case have been calculated for -20% to +20% (for head grade), -5% to +5% (for metallurgical recovery), -20% to +20% (for metal prices), and -10% to +15% (for operating costs and capital costs) variations, to determine the most sensitive parameter for the Mine.

19-6

Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

The sensitivities are shown in Table 19-3 and Figure 19-1.

Table 19-3: After-Tax NPV 5% Sensitivity Analyses

Variance	Head Grade (% Cu)	NPV at 5% (US$000)
80%	0.84%	104,374
90%	0.94%	174,308
100%	1.04%	243,943
110%	1.15%	314,213
120%	1.25%	385,082
Variance	Recovery (% Cu)	NPV at 5% (US$000)
95%	86.6%	211,516
98%	88.9%	227,729
100%	91.2%	243,943
103%	93.4%	260,156
105%	95.7%	276,370
Variance	Metal Prices (US$/lb Cu)	NPV at 5% (US$000)
80%	3.50	104,015
90%	3.93	174,544
100%	4.37	243,943
110%	4.81	313,341
120%	5.25	382,739
Variance	Operating Costs (US$/t)	NPV at 5% (US$000)
95%	60.76	259,446
98%	62.36	251,694
100%	63.96	243,943
108%	68.75	220,688
115%	73.55	197,434
Variance	Capital Costs (US$000)	NPV at 5% (US$000)
95%	167,945	250,944
98%	172,365	247,444
100%	176,784	243,943
108%	190,043	233,440
115%	203,302	222,937

19-7

Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

Figure 19-1: After-Tax NPV 5% Sensitivity Analysis

Sensitivity Analysis - After-Tax NPV 5%
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
After-Tax NPV at 10% Discount Rate (US$ '000)
70%
80%
90%
100%
110%
120%
130%
Percent Change From Base Case
Head Grade
Recovery
Metal Price
Operating Cost
Capital Cost

The sensitivity analysis at Aranzazu shows that the after-tax NPV at a 5% base discount rate is most sensitive to head grades, metal prices, and metallurgical recoveries, followed by operating costs and capital costs. The QP notes that a 10% reduction in metal prices reduces the after-tax NPV 5% by 28% for the Aranzazu Mine Base Case.

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20.0	Adjacent Properties

Aranzazu is contiguous with claims held by various companies and individuals. SLR has not relied upon any information from the adjacent properties in the preparation of this report and information from adjacent properties is not necessarily indicative of the mineralization at the Aranzazu.

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21.0	Other Relevant Data and Information

No additional information or explanation is necessary to make this TRS understandable and not misleading.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
22.0	Interpretation and Conclusions

The SLR QPs offer the following conclusions by area.

22.1	Geology and Mineral Resources

•	Mineral Resources at Aranzazu have been estimated for all 14 mineralized bodies, incorporating data collected since the previous estimate dated December 31, 2023, as reported in Aura’s 2023 Annual Information Form (AIF). Estimates were completed by Aura and have been audited and adopted by SLR.

•	Sample preparation, security, and analysis adhere to industry standards, ensuring high data quality and integrity. Quality assurance and quality control (QA/QC) results confirm the accuracy and precision of assay data, supporting reliable Mineral Resource estimates.

•	No significant sample bias was identified in the review of drill data and assays, ensuring the adequacy of the database for Mineral Resource estimation.

•	The main mineralized zones at Aranzazu are classified as skarn deposits enriched with copper, gold, and silver. These mineralized bodies are associated with a large Eocene granodioritic intrusion and an anticline fold, with known mineralization extending 1.5 km along strike, 250 m across strike, and 850 m in depth.

•	Infill and deep drilling campaigns from 2018 to 2024 in the Glory Hole (GH) zone have been successful in extending known mineralization. Although the lateral continuity of the skarn is poor in the GH zone, the zone remains open at depth with returned economic grades and thicknesses. The BW and Mexicana (MX) zones have been observed to thin at depth, and a structural study is required to understand the expansion potential of these zones.

•	The Mineral Resource estimate, as prepared by Aura and reviewed and accepted by the SLR QP, has been classified in accordance with S-K 1300 definitions.

•	Mineral Resources are estimated as at December 31, 2024, and use a net smelter return (NSR) that incorporates value from contained copper, gold, and silver and a minimum width of two metres is used to identify those portions of the Mineral Resource estimation that meet the requirement of reasonable prospects for economic extraction (RPEE). Measured Mineral Resources at Aranzazu are estimated to total 6.07 million tonnes (Mt) at a grade of 1.06% Cu, 0.80 g/t Au, and 17 g/t Ag and contain 141,893 thousand pounds of copper (klb Cu), 155 thousand ounces of gold (koz Au), and 3,262 thousand ounces of silver (koz Ag). Indicated Mineral Resources are estimated to total 4.17 Mt at a grade of 0.81% Cu, 0.47 g/t Au, and 14 g/t Ag and contain 74,710 klb Cu, 64 koz Au, and 1,915 koz Ag. In addition, Inferred Mineral Resources are estimated to total 5.62 Mt at a grade of 0.82% Cu, 0.44 g/t Au, and 14 g/t Ag and contain 101,897 klb Cu, 79 koz Au, and 2,496 koz Ag. Mineral Resources are exclusive of Mineral Reserves.

•	With further work, there is potential for molybdenum (Mo) to be included in the Mineral Resource estimate.

•	Across the property, prospectivity for carbonate replacement deposits (CRD) and skarn deposits is good, and further exploration work is warranted.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
22.2	Mining and Mineral Reserves

•	Aranzazu is a mature mine with years of operating experience. Transverse stoping is the primary mining method used. Aranzazu began using longitudinal stoping in late 2023 to mine the Glory Hole Hangingwall (GHHW) zone, where ore widths are typically narrower. The use of this method at Aranzazu is currently being refined as more experience is gained.

•	The estimated Mineral Reserves support a LOM plan that extends approximately 10 years to 2034 at a maximum production rate of 1,222,750 tonnes per annum (tpa) (3,350 tonnes per day [tpd]). Mineral Reserve estimates were prepared by Aura and audited and adopted by SLR.

•	Mineral Reserves are estimated using net smelter return (NSR) that incorporates value from contained copper, gold, and silver. The NSR formula incorporates metal prices with smelter terms including payability, refinement, and treatment charges, and penalties for arsenic and bismuth. Stope designs are based on a break-even NSR cut-off value of $66.48/t ore.

•	The current Mineral Reserve estimates, as prepared by Aura and reviewed and accepted by SLR, have been classified in accordance with definitions for Mineral Reserves in S-K 1300. Mineral Reserves as of December 31, 2024 total 11.47 Mt, grading 1.04% Cu, 0.64 g/t Au, and 17 g/t Ag, and containing 264,102,000 lb Cu, 237,000 oz Au, and 6,129,000 oz Ag.

•	Mineral Reserves are estimated by qualified professionals using modern mine planning software in a manner consistent with industry practice.

•	Measured Mineral Resources were converted to Proven Mineral Reserves, and Indicated Mineral Resources were converted to Probable Mineral Reserves. Inferred Mineral Resources were not converted to Mineral Reserves and are not included in the life of mine (LOM) plan.

•	The geotechnical studies for the Mine were conducted by Aranzazu and their consultants, AMC Mining Consultants (AMC) and Call & Nicholas, Inc. (CNI). Investigations included core logging and laboratory testing to characterize the rock mass, followed by empirical analyses to determine stope sizing and necessary ground support. These studies have provided a sound understanding of the rock mass conditions and the necessary support requirements.

•	Geotechnical conditions were assessed through historical and recent drilling programs targeting the GHHW and Glory Hole Footwall (GHFW) veins. Although no direct in situ stress measurements were conducted, suitable assumptions were made based on global stress maps. The rock mass was classified using the Barton Q-system, revealing conditions ranging from very poor to excellent quality, categorized into Geomechanical Material Types (GMT). Laboratory tests such as uniaxial compressive strength (UCS), tensile strength, triaxial tests, and direct shear tests were conducted to derive key geotechnical parameters.

•	The geotechnical block model incorporates geological domains and is the basis for the mine design. Stope stability was assessed using the Modified Stability Graph method. For each GMT category, the Equivalent Length of Slough (ELOS) method was used to estimate overbreak for mining stopes. Ground support requirements were evaluated

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006

using the tunneling quality index Q’, with recommendations provided for rock bolts, surface support, and shotcrete applications based on the lower bounds of Q’ from each GMT category.

•	The Excavation Stability Management Plan (ESMP) outlines the Aura approach to managing excavation stability, emphasizing worker safety and operational efficiency. It includes clearly defined roles and responsibilities, geotechnical evaluations, daily checklists, rockfall tracking, and convergence monitoring plans.

•	Internal dilution is captured within the stope optimizer process and an additional 15% or 20% of external dilution is assigned zero metal grade to the created stope shapes depending upon stope widths. An extraction factor of 90% is applied to all designed stopes. An extraction factor of 100% is applied to ore development shapes.

22.3	Mineral Processing

•	The Aranzazu processing facilities (the Plant) consist of conventional primary, secondary, and tertiary crushing and screening circuits to produce an 80% passing (P80) six millimetres feed material for the primary grinding circuit. The grinding circuit consists of the three primary ball mills operating in parallel. Each mill is closed by hydro cyclones for classification, producing a P80 220 μm product. The combined cyclone overflow product flows to flotation, which consists of conditioning, four rougher tank cells, two banks of conventional rougher, and two banks of conventional scavenger flotation cells. The concentrate thickener overflow reports to the process water tank, and the thickener underflow is pumped to the concentrate filters for dewatering and shipping. The tailings from the last bank of scavenger flotation cells are pumped to the final tailing storage facility (TSF).

•	Production data for the years 2022 to 2024 indicate consistent operating rates, copper, gold, and silver head grades and copper, gold, and silver recoveries during the period. The average daily production rate for the three-year period was 3,361.1 tpd.

•	Copper, gold, silver, and arsenic head grades averaged 1.51%, 0.83 g/t, 20.2 g/t, and 0.12% respectively with little variance during the period. Copper, gold, silver and arsenic recoveries to concentrate averaged 91.3%, 81.0%, 63.6% and 64.9% respectively. Copper, gold, silver, and arsenic concentrate grades averaged 22.0%, 11.1 g/t, 209.0 g/t, and 1.3% respectively.

•	The Aranzazu deposit consists of skarn copper/gold/pyrite lenses. The main copper mineral is chalcopyrite with significant (up to 15%) bornite and chalcocite. Deeper ore zones have substantial amounts of enargite (Cu3AsS4) and very minor tennantite, Cu6[Cu4(Fe,Zn)2]As4S13. While the ore has generally high pyrite (20% to 50%), the pyrite is thought to have been deposited in a separate event from copper minerals and gold, and therefore the pyrite does not contain gold.

•	The enargite will float with the copper sulphide minerals and report to the copper concentrate, which in 2024 resulted in arsenic concentrations of approximately 11,500 ppm (1.15%). This resulted in penalties at the smelter, which are typically $2.00/dry metric tonnes (dmt) for each 1,000 ppm above 2,000 ppm.

•	A critical parameter to be considered in the LOM plan is the copper to arsenic ratio. If the ratio is less than 7.7 the concentrate produced will have an arsenic content in excess of 30,000 ppm (3.0%). To minimize arsenic in the concentrate, copper concentrate grades should be maintained near the lower marketable limit, approximately 23% Cu.

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•	The composite was subjected to Quantitative Evaluation of Minerals by Scanning Electron Microscopy (QEMSCAN) analysis to determine the mineralogy of the copper bearing minerals, which included chalcopyrite (CuFeS2), bornite (Cu3FeS2), chalcocite (Cu2S), and enargite (Cu3AsS4), and to determine the liberation size for the enargite binaries.

•	Adequate liberation should occur at 100% passing (P100) 53 microns. Approximately 25% of the copper is contained in enargite so that any separation of the arsenic bearing component of the ore would result in a significant loss of copper unless a separate high-arsenic copper concentrate could be produced. The particle size target in the plant operating criteria is P80 45 μm.

•	It was concluded that none of the reagent schemes tested were effective in separating the copper and arsenic, due to mineralogy. The best method to improve selectivity for copper over arsenic was finer primary grinding.

•	Metallurgical testing performed in 2024 consisted of flotation testing of 210 drill hole variability samples. The results of these tests along with actual operating performance were used to determine the projected metal recoveries for the LOM cash flow.

•	The LOM plan from 2025 to 2034 includes lower grade material with different mineralogy and lower recoveries. The recoveries are calculated from equations generated from plots of grade recovery data from the 2024 daily operating data from September through December, during which time the plant was operating the flotation circuit using diesel as a flotation regent extender, and the results of the 210 drill core flotation tests.

•	A successful case of diesel application in flotation was observed in the Aranzazu concentrator, where it was implemented in September 2024 to improve molybdenum recovery. This strategy not only significantly increased molybdenum recovery but also had a positive impact on copper recovery, optimizing the overall results of the flotation process.

•	The molybdenum testing in both the laboratory and plant appear to be promising but molybdenum will not be included in the current Mineral Resource and Mineral Reserve estimations and the economics.

22.4	Infrastructure

•	The Mine is located adjacent to the town of Concepción del Oro and connected by road to the town and major highways.

•	Site power supply is 34.5 kV provided by the commercial power network, Commission Federal de Electricidad. This provides sufficient power for the operation.

•	The fresh water supply for the processing plant comes from the El Salero wellfield, located in the community of Salero. Water is transported to the mine site via a one kilometre pipeline. The allowable annual withdraw is 1,081,495 m3, or an average of approximately 123 m³/h.

•	On-site there are a number of buildings supporting the mining operation including an office and dry complex, maintenances shops, assay laboratory, core shack, and ancillary offices.

•	There is a single waste rock pile on surface that contains waste material mined by open pit and earlier in the underground mine life. Currently waste generated by underground mining is not typically brought to surface since it is used for stope backfill.

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•	Aranzazu has multiple historical TSFs which are designated as Tailings Disposal (TD) No. TD1/TD2, TD3, TD4, Old TD5, and TD5 (active). The historical TSFs are in various stages of closure and reclamation, while the active TD5 area is currently being expanded to provide additional storage capacity.

22.5	Environment

•	The Mine has the environmental permits to operate (and confirmation of exclusion of the environmental impact process for exploration activities), and it is in the process of obtaining additional approvals for TD5 expansion (Phase 3) and associated changes in the land use to accommodate the additional areas related to this expansion.

•	It is understood that TD5 is designed to receive a total of approximately 6.74 Mt of tailings from the end of October 2024 to completion of the TD5 Expansion (Phase 3). According to this, and the current LOM projection (11.47 Mt of ore), additional tailings capacity will be required. SLR understands that Aura has not started planning permitting for additional tailings facilities beyond TD5 expansion (Phase 3).

•	The municipal domestic waste dump that serves the community lies within the TD5 expansion (Stage 3), and Aranzazu has obtained the environmental permit to relocate it.

•	The Aranzazu operation does not generate excess water to be discharged to the environment (i.e., zero discharge operation).

•	Historical and current tailings management facilities at Aranzazu are overseen and monitored by various engineering consultants. Studies have been or are in the process of being completed to quantify risks and develop action plans.

•	The Mine has a Closure Plan, updated in 2024. No information is provided on closure of the open pits nor former environmental liabilities (i.e., shafts, adits, old tailings/water pipelines located within Concepción de Oro). In addition, the Closure Plan and associated cost do not consider the outcome of the tailings/waste rock studies being completed.

•	The closure costing presented in the 2024 Closure Plan is US$12,584,229. There are currently no requirements under Mexican law for closure financial provision.

22.6	Capital and Operating Costs and Economics

•	The capital and operating costs are based on years 2023 and 2024 budgets and actuals, adjusted by current and forecasted operating needs. SLR has reviewed the capital and operating costs and considers them to be appropriate for the remaining mine life.

•	The LOM production schedule in the cash flow model is based on the December 31, 2024 Mineral Reserves.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
•	The economic analysis using the production, revenue, and costs estimates presented in this TRS confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves for a 9.4-year mine life. At CIBC Analysts Consensus Commodity Price with a long term price of: US$4.24/lb copper, US$2,212/oz gold, and US$27.69/oz silver, the undiscounted pre-tax cash flow is US$453 million, and the undiscounted after-tax cash flow is US$281 million. The pre-tax net present value (NPV) at a 5% base discount rate is US$388 million and the after-tax NPV at a 5% base discount is US$244 million.

•	The SLR QP confirms that SLR completed the economic analysis using reserve metal prices. The analysis demonstrates that Aranzazu’s Mineral Reserves are also economically viable at these prices.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
23.0	Recommendations

The SLR QPs offer the following recommendations by area.

23.1	Geology and Mineral Resources

1	Conduct infill drilling campaigns to upgrade the classification of Inferred Mineral Resources across all domains to at least the Indicated category.

2	Expand the collection of density measurements at all deposits to improve understanding of how density varies across lithologies, mineralized zones, and domain’s shoulders, with a focus on undersampled domains, and assess high maximum values in current database to refine future estimations. The SLR QP recommends that Aura conduct a reconciliation analysis to assess whether their density estimates are performing as expected at the Property.

3	Although the data collection, management, verification procedures, and QA/QC at the site meet the requirements of this TRS, the SLR QP advises ongoing monitoring of failures to address control mix-ups promptly or request necessary reruns. The SLR QP also suggests implementing coarse duplicates at a rate of 1% to 2% to assess precision during crushing and laboratory preparation. Furthermore, it is recommended to take two half core samples instead of two quarter core samples for field duplicates and to explore further the low negative bias in gold check assays from the internal laboratory. Detailed recommendations are available in the respective sections of this TRS.

4	Monitor molybdenum performance as part of the QA/QC routine in anticipation of it becoming an economic contributor to the Mine.

5	Address the omission of missing values and intervals by replacing them with either 0 or the lowest detection limit, ensuring a more accurate and consistent dataset. The chosen approach should reflect the underlying cause of the missing data.

6	While the combined application of a wireframe minimum thickness of two metres and a visual review of grade continuity above the cut-off grade meet the criteria for RPEE, adopting underground reporting shapes generated with an optimisation tool may be a process improvement.

7	As additional data becomes available, review the interpolation strategy, conduct trend analysis, assess capping thresholds on composites, and refine classification using variography parameters.

8	Consider integrating dynamic anisotropy and sub-blocking the model to capture finer details and grade plunges of mineralized domains.

9	Investigate whether sub-domains for individual elements could enhance the estimate.

10	Evaluate the potential for resource expansion at depth in the Glory Hole zone, where economic grades and thicknesses have been encountered despite limited lateral continuity. Additionally, undertake a structural study to better understand the potential for mineralization extension at BW and MX.

11	Use higher metal prices for Mineral Resource estimation compared to Mineral Reserve estimation. By doing so the NSR cut-off value can be held constant between the two estimates.

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23.2	Mining and Mineral Reserves

1	Undertake an extraction and dilution study that incorporates reconciliation data with the aim of refining the modifying factors used in mine planning. The use of different modifying factors depending on mining method and geotechnical conditions may improve the accuracy of designs and production forecasts.

2	Continue to track operating costs closely, and when more data becomes available for longitudinal stoping, consider using different operating costs and NSR cut-offs by stoping method.

3	The majority of longitudinal sill pillar mining is deferred until the final year of the mine life. Because sill pillar mining will be executed at lower productivities, execute some sill pillar mining earlier in the mine life to smooth out the production rate decrease.

4	As there is an expected increase in total haulage requirements through the mine life, partially related to the increase in waste backhauling, conduct a comprehensive material movement study to understand the overall movement of material through the mine life and identify any infrastructure shortfalls and opportunities.

5	Plan additional data capture from core logging and mapping of underground openings as production continues. Data coverage should be improved from 1,500 m elevation and below (via drilling). Aura should include the recording of small scale structures, such as joint sets, and major structures like faults, dykes, and shear zones. Ground stress measurements should be undertaken to compare against the estimates made for the geotechnical analyses.

6	Use tight fill stope designs to minimize the risk of overbreak and reduce dilution. This approach will involve filling stopes with waste rock to reduce unsupported areas, thereby improving wall stability and decreasing the likelihood of sloughing and overbreak. Ground support systems should be implemented immediately after development in poor ground conditions to prevent time-dependent failures. The shotcrete and bolting standards should be optimized to increase productivity while maintaining safety in the highly variable ground conditions observed in the GHHW vein.

7	While a geotechnical stope design process has been conducted, continue to improve the geotechnical stope design process as more data and knowledge is gathered through operations; Aura should implement a robust monitoring and back-analysis strategy to continuously improve stope design and sequencing.

23.3	Mineral Processing

1	Metallurgical testing including ore characterization, ore hardness, and flotation testing should be performed on samples of the ore types and grade ranges specified in the LOM plan. The metal grades decrease by approximately half over the last years of the mine plan.

2	Metallurgical testing is currently being performed to support the addition of molybdenum recovery circuit to the concentrator. The laboratory flotation tests using diesel as a reagent extender have indicated potential improvements in copper recovery as well as molybdenum recovery. Diesel additions in the operating plant appear to improve metal recoveries possibly due to the recovery of more fine material. More work is required to confirm.

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23.4	Environment

1	Ensure that the additional environmental approvals (including land use change) are obtained for TD5 expansion (Phase 3). In addition, Aura should ensure that the Unique Environmental Licence is up to date and considers the changes in the Mine’s facilities (i.e., TD5 and associated expansions).

2	Allow sufficient time for planning and completion of environmental studies that will be required for the additional tailings area required based on the amount of LOM material to be processed.

3	Continue to review, update, and implement the existing environmental procedures.

4	Develop electronic spreadsheets to tabulate, compile, process and document water quality data results, air emissions, noise, and vibration monitoring. This will allow the Property to track compliance with the applicable regulations. The analysis will allow Aranzazu to identify and manage any issues as they arise implementing timely corrective actions.

5	Complete studies on water supply evaluation at the Aranzazu area to establish whether the local aquifers have the potential to provide enough water to meet the estimated water demand for the operation during the mine life without affecting water supply for other authorized users.

6	Complete further hydrogeology studies to understand any potential groundwater quality impacts downstream of the site.

7	Continue engagement with community and community investment initiatives, as well as managing the potential blasting impacts on houses built by squatters within the Mine area. As part of that, develop and implement a stakeholder and community engagement plan including a grievance mechanism. In addition, review applicability and develop an Indigenous Relations Strategy/Plan.

8	Ongoing tailings management would benefit from the incorporation of an Independent Tailings Review Board (ITRB). An ITRB would provide comprehensive oversight of tailings management and associated risk mitigations and be consistent with the current guidance provided by the Global Industry Standard on Tailings Management (GISTM).

9	Update the Failure Mode and Effects Assessments (FMEA) for historical and operating tailings areas regularly.

10	Ensure the OMS manual has been updated to reflect current TD5 configuration and operating conditions.

11	Update the Closure Plan and associated cost estimates to reflect all existing and current infrastructure, including all environmental liabilities. The update should incorporate the outcome of the studies being completed for the TSFs to ensure the measurements associated with their physical and chemical stability are included.

23.5	Capital and Operating Costs

1	Optimize operating costs through efficiency improvements in energy consumption, procurement, and contractor services, leveraging reduced power costs from the national grid and renegotiating key supply contracts.

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2	Enhance cost tracking and financial planning by implementing real-time expenditure monitoring, conducting periodic cost benchmarking against peer operations, and updating sensitivity analyses for gold price scenarios to ensure economic resilience.

3	Ensure capital and operating expenditures remain proportional to the mine’s remaining life, avoiding overcapitalization while maintaining operational reliability and long-term value.

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24.0	References

Albinson et al. 2013. Exploration Potential of the Aranzazu-Concepcion del Oro District, of Zacacetus State, Mexico. Aura Internal Report (unpublished).

AMC Consultants. 2022. Instrumentation and Monitoring Plan, Ground Control Plan.

AMC Consultants. 2023. Aura Minerals GHHW Mining Methods Report.

Aranzazu Holding S.A De CV. 2020. Informe Preventivo de Impacto Ambiental para Exploracion Minera. Available at https://apps1.semarnat.gob.mx:8443/dgiraDocs/documentos/zac/estudios/2020/32ZA2020MD029.pdf, Julio 2020.

Aura (Aura Minerals Inc.). 2008. Technical Report and Audit of the Preliminary Resource Estimate on the Aranzazu Property, Zacatecas, Mexico, July 15, 2008.

Aura. 2011. NI 43-101 Technical Report and Resource Estimate on the Aranzazu Property, Zacatecas, Mexico, November 30, 2011.

Aura. 2018. Feasibility Study of the Re-opening of the Aranzazu Mine, Zacatecas, Mexico. January 31, 2018. Filed on SEDAR/available at www.sedar.com.

Aura. 2022. Sustainability Report, 2022.

Aura. 2023. Closure Plan Minera Aranzazu Holding S.A. de CV. December 2023.

Aura. 2023a. Sustainability Report, 2023.

Aura. 2024. Management’s Discussion and Analysis. PowerPoint Presentation, Q1 2024

Aura. 2024a. Recursos Humanos y Comunidades. PowerPoint Presentation, November 2024

Aura. 2024b. Almacenamiento de Presa de Jales, November 2024.

Aura. 2024c. Annual Information Form for the year ended December 31, 2023. Dated April 1, 2024.

Aura. 2025. Excavation Stability Management Plan (ESMP), January 2025.

Aura Minerals Inc. and Municipality of Concepción del Oro. Agreement between Aura Minerals Inc., and the Municipality of Concepción del Oro. July 2024.

Call & Nicholas Inc. 2017. Geomechanical Feasibility Evaluation for the Aranzazu Underground Mine.

Call & Nicholas Inc. 2024. Analisis Preliminar del Pilar de Acceso.

Canadian Dam Association (CDA), Dam Safety Guidelines 2007 (Revised 2013).

Chang, Z. 2023. Report to Aura on the field visit of the Aranzazu skarn deposit. Internal Aura Minerals Technical Report.

CIM. 2014. Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014.

CIM. 2019. CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines, adopted by the CIM Council on November 29, 2019.

Consultoria E Ingenieria Felix, CIFE. 2023. Closure Plan and Asset Retirement Obligation.

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Consultoria E Ingenieria Felix. CIFE. 2024. Closure Plan and Asset Retirement Obligation.

DBR Abogados. 2025. FV Title Opinion Aranzazu_Macocozacm, March 11, 2025.

Global Tailings Review (GTR). 2020. Global Industry Standard on Tailings Management (GISTM). Prepared by International Council on Mining and Metals (ICMM), UN Environment Programme (UNEP), Principles for Responsible Investment (PRI). Available at globaltailingsreview.org. August 2020.

Geoingenieria. 2020. Memoria Descriptiva Analisis de Ruptura Presas de Jales TD1-2-3-4-5v-5. Mina Aranzazu. Aura Minerals Inc. May 2020.

GRE (Global Resource Engineering). 2024. Technical Memorandum. Aranzazu Geochemical Update. November 25, 2024.

Hidro Lógica Ambiental. 2021. Estudio de Evaluación Hidrogeológica del Sitio E La Unidad Minera Aranzazu, Municipio De Conceptión Del Oro, Zacatecas. March, 2021.

MAC (The Mining Association of Canada), 2017. Developing and Operation, Maintenance, and Surveillance Manual for Tailings and Water Management Facilities. Ottawa, Ontario, Canada.

Megaw, P. K. M., et al. 1988. High-Temperature, Carbonate Hosted Ag-Pb-Zn-(Cu) Deposits of Northern Mexico. Economic Geology, Volume 83, Number 8, pages 1856 – 1885.

PROFEPA (Procuraduría Federal de Protección al Ambiente). 2024. Resolution No. 029/V.I./2024.

Ramírez-Peña et al. 2019. Uplift and syn-orogenic magmatism in the Concepcion del Oro Block: A thick-skinned (Laramide style?) contractional structure in the Mexican Fold-Thrust Belt. Journal of South American Earth Sciences, Volume 93, page 242-252.

Sillitoe, R. H. 2019. Geology and exploration potential of the Aranzazu copper-gold project, Concepción del Oro, Mexico., Internal Aura Minerals Technical Report.

SRK Consulting Canada Inc (SRK). 2017. Aranzazu Pond 4 TSF FMEA – DRAFT – Revision 0. Technical Memorandum. SRK Consulting (Canada) Inc. June 2017.

SRK. 2022. TD3 and TD5 (old) – Transition into Active Care Closure. August 2022

US Securities and Exchange Commission. 2018. Regulation S-K, Subpart 229.1300, Item 1300 Disclosure by Registrants Engaged in Mining Operations and Item 601 (b)(96) Technical Report Summary.

Wood. 2019. Aranzazu Mine. Operation, Maintenance and Surveillance Manual for Tailings Facility TD5. April 5, 2019.

Wood. 2022. Aranzazu Conceptual Closure Cover Design. Project 3270GTK047. February 1, 2022.

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25.0	Reliance on Information Provided by the Registrant

This TRS has been prepared by SLR for Aura. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to SLR at the time of preparation of this TRS.

•	Assumptions, conditions, and qualifications as set forth in this TRS.

For the purpose of this TRS, SLR has relied on ownership information provided by Aura in a legal opinion by DBR Abogados dated March 11, 2025, entitled Title Opinion. This information has been used in Section 3.0 and related disclosures in Section 1.0. SLR has not researched property title or mineral rights for the Aranzazu Mine as we consider it reasonable to rely on Aura’s legal counsel who is responsible for maintaining this information.

SLR has relied on Aura for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Aranzazu in the Executive Summary and Section 19. As Aranzazu has been in operation for over six years, Aura has considerable experience in this area.

The Qualified Persons have taken all appropriate steps, in their professional opinion, to ensure that the above information from Aura is sound.

Except as provided by applicable laws, any use of this TRS by any third party is at that party’s sole risk.

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Aura Minerals Inc. | Aranzazu Mine S-K 1300 Technical Report Summary	March 28, 2025 SLR Project No.: 233.065242.00006
26.0	Date and Signature Page

This report titled “S-K 1300 Technical Report Summary, Aranzazu Mine, Zacatecas, Mexico” with an effective date of December 31, 2024 was prepared and signed by:

/s/ SLR Consulting (Canada) Ltd.

Dated at Toronto, ON
March 28, 2025	SLR Consulting (Canada) Ltd.

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